


A R/S
3-31-05

Singapore Telecommunications Limited
Annual Report 2004/2005

BREAKING BARRIERS BUILDING BONDS


05009575

CONTENTS

BREAKING BARRIERS • BUILDING BONDS

Our vision is to be Asia Pacific's best communications group. Key to achieving this vision is our mission of breaking barriers and building bonds. We seek to break the barriers of distance, time, price, technology and the unknown to connect individuals and businesses across the world; we strive to push the limits of innovation to deliver value to our customers, shareholders and employees; and we aspire to build bonds with our stakeholders by listening to them and anticipating their needs.

CORPORATE PROFILE

Headquartered in Singapore, Singapore Telecommunications Limited ("SingTel") is Asia's leading communications group, with operations and investments in more than 20 countries and territories worldwide.

We provide a diverse range of services to meet the communications needs of our consumers and corporate customers, including mobile and fixed-line voice and data, narrowband and broadband Internet services as well as integrated Information Technology ("IT") and communications solutions.

In Singapore, SingTel is the market leader in the telecommunications industry with more than 125 years of operating experience. Leveraging on our extensive experience in Singapore, we have successfully expanded overseas. In Australia, we have significant presence through our wholly-owned subsidiary, SingTel Optus – the second largest communications company in the country. Our other investments in Asia include AIS in Thailand, Bharti in India, Globe in the Philippines and Telkomsel in Indonesia.

Our overseas presence further extends to 35 SingTel Global Offices located in Asia Pacific, Western Europe and North America that deliver one-stop quality network solutions to meet the needs of our multinational clients, and a pan-Asian chain of 12 world-class data centres that offers a suite of managed hosting telecommunications solutions. These offices and centres are supported by an extensive infrastructure of sophisticated satellite networks and submarine cable systems that provides seamless connectivity across Asia Pacific and to the rest of the world.

Today, SingTel is Asia's largest multi-market mobile operator, serving 65 million mobile customers in the six markets of Singapore, Australia, India, Indonesia, the Philippines and Thailand.

SingTel has more than 19,000 employees around the world who embrace Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence as their core values to build Asia Pacific's best communications group.

GROWING A REGIONAL FOOTPRINT



Strategic acquisitions and regional partnerships are an integral part of our plans for long-term growth.

We have today a strong overseas presence, with operations and investments in over 20 countries and territories that account for 74 per cent of our proportionate revenue base and 66 per cent of our earnings before interest, tax, depreciation and amortisation ("EBITDA").

Our focus for expansion remains in Asia Pacific where we are already Asia's largest multi-market mobile operator through Optus and our regional mobile associates, AIS, Bharti, Globe and Telkomsel. These companies are also leaders in each of their mobile markets and, together with SingTel, serve 65 million mobile customers.

At the same time, we will continue to grow organically, by growing our share in the markets that we operate. We will do this by staying focused on the customer.

Whether achieved through organic growth or by acquisition, our regional footprint makes us more accessible to better serve our customers across the Asia Pacific region.



LISTENING TO OUR CUSTOMERS



One of our fundamentals for success is our commitment to enhancing the customer experience. We put our customers first and, in so doing, create long-term mutual value.

We listen to our customers to ensure that we meet their needs and expectations. From wireline to wireless services, we employ the latest technologies to provide superior integrated communications solutions that enrich lives and enhance business success. For example, we were the first Internet Service Provider in Singapore to launch broadband Internet services, while our *3loGy* initiative extends the benefits of the latest 3G technology not only to our mobile customers but across our fixed-line and broadband Internet platforms.

As a result, we help customers stay connected – anytime, anywhere.

Underpinning our integrated strategy is a state-of-the-art infrastructure of fast and reliable domestic and international networks. From satellites to fibre optic cables, our extensive networks connect individuals and businesses across the world.

By relentlessly focusing on the customer and enhancing our integrated communications strategy, we can begin to accelerate our journey to be Asia Pacific's best communications group.

EMBRACING DIVERSITY, CREATING VALUE

SingTel

SingTel



We embrace diversity to create and deliver value for our customers, shareholders, employees and the communities we serve.

Our products deliver value by offering unique solutions to meet the diverse needs of our customers. From the man-in-the-street to the multinational corporation, our customers get the widest range of voice, data, mobile and Internet services, supported by excellent customer care and quality networks.

Our workforce comprises employees from over 20 countries who contribute to the collective expertise within the SingTel Group. We believe that we create value by embracing the diversity of our organisation which brings innovation and creativity, and consequently, growth and development. We nurture our employees' unique abilities and perspectives and encourage them to achieve their full potential.

We operate in different markets and contribute to a wide range of social causes that reflects the diverse interests of the communities at large. We are dedicated to the creation of value for our shareholders through innovative but responsible means.

GROUP FINANCIAL HIGHLIGHTS

OPERATING REVENUE



S$ million
15,000
10,000
5,000
0
10,259
11,995
12,617
FY02/03
FY03/04
FY04/05

OPERATIONAL EBITDA [1] & OPERATIONAL EBITDA MARGIN



S$ million
%
6,000
4,000
2,000
0
50
40
30
3,743
4,288
4,662
36.5
FY02/03
FY03/04
FY04/05
Operational EBITDA
Operational EBITDA Margin

UNDERLYING NET PROFIT AFTER TAX [2]



S$ million
3,000
2,000
1,000
0
2,517
3,060
FY03/04
FY04/05

FREE CASH FLOW [3]



S$ million
4,000
3,000
2,000
1,000
0
2,103
3,295
3,062
FY02/03
FY03/04
FY04/05

PROPORTIONATE EBITDA [1] – FY04/05



2%
Singapore
Australia
Regional Mobile
Others

REVENUE MIX BY SERVICES – FY04/05



8%
6%
8%
Mobile Communications
National Telephone
Data and Internet
International Telephone
IT and Engineering
Others

(1) *Refers to earnings before interest, tax, depreciation and amortisation.*
(2) *Refers to net profit before goodwill, exceptional items, net contribution of Belgacom, and exchange differences on loan to Optus, net of hedging. Not computed before FY03/04.*
(3) *Refers to cash flow from operating activities less cash capital expenditure.*



CHAIRMAN'S STATEMENT

We are pleased to report that the SingTel Group delivered an impressive set of results for the financial year 2005, meeting the targets that we set a year ago.

Notwithstanding the more competitive environment in Singapore and Australia, we emerged stronger. Our solid performance attests to our commitment to breaking barriers to innovate and deliver value, and to building bonds with our customers and stakeholders.

STRONG FINANCIAL RESULTS

For the year, the Group achieved a record S$12.62 billion in operating revenue, compared to S$12.0 billion in the previous year. Operational EBITDA grew 8.7 per cent to S$4.66 billion, while underlying net profit after tax grew 22 per cent to S$3.06 billion.

Underlying earnings per share grew 26 per cent to 17.8 cents, partly due to a smaller capital base following the completion of the capital reduction exercise in September 2004. Net profit after tax was lower at S$3.27 billion, mainly due to exceptional gains from the divestment of Belgacom in the previous year.

The robust performance of the Group was driven mainly by international expansion. During the year, our operations outside Singapore accounted for 74 per cent of the Group's proportionate revenue and 66 per cent of the Group's EBITDA.

In Singapore, our business returned to growth and free cash flow remained strong.

Optus has executed a dramatic turnaround over the last three years. Its revenue grew faster than the market as a whole. Optus achieved double-digit operational EBITDA growth, expanded its operational margin and generated strong free cash flow. It is now making healthy contributions to Group earnings and cash flows.

DELIVERING CONSISTENT SHAREHOLDER VALUE

With our strong earnings and free cash flow, the Board is recommending an ordinary dividend of 8 cents per share for the year, 25 per cent higher than the 6.4 cents per share

for the previous year. In addition, the Board is proposing a special dividend of 5 cents per share. The combined gross dividend of 13 cents per share, amounting to a gross payout of S$2.16 billion to shareholders, represents a yield of over 5 per cent.

This generous payout underscores our confidence in generating strong cash flow and earnings. Including this payout, the Company would have returned S$17 billion in cash to our shareholders since SingTel's listing in 1993.

LEADING IN SINGAPORE

Our Singapore business met the targets set for the year. It generated free cash flow of S$1.53 billion. Underlying net profit after tax rose 15 per cent to S$2.26 billion.

Its operating revenue of S$4.05 billion was stable as growth in data and IT services helped offset declines in international and national telephone revenues. Data and Internet services, the largest revenue contributor, made up 30 per cent of total operating revenue, up from 28 per cent in the previous year.

Revenue from IT and engineering services – offered mainly through our wholly-owned subsidiary, NCS, the largest infocomm technology services company in Singapore – grew 16 per cent.

During the year, NCS expanded its overseas presence with new subsidiaries in the Philippines and Sri Lanka. It also continued to clinch several important local and overseas contracts, including Singapore's first biometric passport project.

In February 2005, we launched our 3G service in Singapore under the *3loGy* brand name. Going forward, we expect revenue from this business to grow steadily and become more significant as 3G technology is adopted more extensively.

GROWING IN AUSTRALIA

In Australia, Optus performed strongly. Its revenue grew faster than the market as a whole. Revenue for the year rose 8.9 per cent to A$6.92 billion. Underlying net profit after tax surged 39 per cent to A$648 million, a record for Optus.

Free cash flow grew 12 per cent to A$1.23 billion, reflecting healthy profit growth and prudent capital expenditure and cash management.

Mobile services continued to be a major contributor to Optus' operating revenue and EBITDA. Its overall customer base grew 6.6 per cent to 5.92 million, representing about one-third share of the market.

During the year, Optus formed an alliance with another carrier to jointly build and operate a 3G network infrastructure across Australia. Through this alliance, Optus can enjoy cost savings, a faster network rollout and better operational efficiencies. We expect to launch 3G services in Australia by end-2005.

Optus Business continued to increase its customer base, with new wins such as Toll Holdings, BP, the Queensland Department of Transport, Western Australian and Victorian Governments.

Optus is now entering a new phase of investment to deliver long-term improvements in revenue and margin growth. During the year, Optus successfully acquired Uecomm and Reef that will further extend its network coverage and reduce its reliance on other carriers. Going forward, Optus has plans for 3G and unbundled local loop to carry voice and data traffic for consumers.

With these investments, Optus is poised to take advantage of structural changes in customer behaviour, with traffic migrating from fixed to mobile, and from narrowband to broadband networks. This will enable Optus to outperform market growth over the medium term.

REAPING RETURNS IN ASIA PACIFIC

Our regional mobile associates – AIS, Bharti, Globe and Telkomsel – continued to reap strong returns. Regional mobile customer base and earnings were up. The Group's share of underlying pre-tax earnings from regional mobile associates increased 28 per cent to S$1.19 billion.

As at 31 March 2005, SingTel, Optus and our four regional mobile associates served 65 million mobile subscribers, the largest mobile base in Asia, outside China. Looking ahead, the prospects are bright as analysts expect more than 230 million new mobile customers in these regional markets over the next five years.

We continued to focus on maximising the value of our existing businesses and developing new alliances. We signed an agreement in November 2004 to form Bridge Mobile, the largest mobile joint venture in Asia Pacific.

The eight joint venture partners are SingTel, Optus, Bharti, Globe, Telkomsel, and leading operators Maxis in Malaysia, Hong Kong CSL and Taiwan Cellular Corporation. Bridge Mobile will establish a common service platform and regional infrastructure for a potential base of over 300 million mobile customers who can enjoy seamless mobile services when they roam within the region.

BALANCING AN EFFICIENT CAPITAL STRUCTURE AND FINANCIAL FLEXIBILITY

Stronger operating cash flows and the disposal of non-core assets have further reduced our leverage. This has given us greater flexibility to capitalise on growth opportunities in our existing businesses as well as to consider new investments. The Group is committed to balancing an efficient capital structure with financial flexibility for growth.

The Group's Return On Invested Capital rose to 16.2 per cent, reflecting our strong earnings growth as well as careful capital management, while Group Net Debt declined 6.7 per cent to S$6.63 billion.

CORPORATE GOVERNANCE

SingTel is committed to the highest standards of corporate governance and fiscal management. The SingTel Board's Nominations Committee has been renamed the Corporate Governance and Nominations Committee. As the name suggests, it is also responsible for developing and reviewing SingTel's corporate governance principles and practices.

Another important initiative introduced during the year was the formalisation of a zero tolerance policy in our fraud investigations. We have put in place a whistle-blowing policy for employees to report suspected fraud and dishonest practices.

Such efforts have helped us to garner several awards during the year, including Best Corporate Governance from FinanceAsia and IR Magazine. We also won the Singapore Corporate Governance and Most Transparent Company awards from Securities Investors Association (Singapore).

CORPORATE SOCIAL RESPONSIBILITY

We believe that a successful company must also be a responsible corporate citizen. Therefore, we place high priority on our corporate social responsibility to the communities where our employees work and live. We demonstrated this commitment during the 26 December 2004 tsunami disaster, when we responded swiftly to help the victims through our 'Helping Our Neighbours' fund.

We continued to extend financial support to charities that help children and young people through our SingTel *Touching Lives Fund*. We also supported the arts through our contribution to the Yong Siew Toh Conservatory of Music Scholarship Fund which recruits music students from the region to pursue higher music studies in Singapore.

In Australia, Optus actively supports charities that deal with youth issues, and groups that promote the arts and sports.

To stay relevant, we need to continually reinvent ourselves. During the year, we reviewed and realigned the SingTel Group's core values to create an organisation-wide culture where Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence are promoted and embraced.

PROSPECTS FOR THE YEAR AHEAD

The Group's medium-term objective is to grow underlying earnings at double digits. Our Singapore business should continue to generate healthy cash flow and revenues that are comparable with those for the financial year 2005.

In Australia, while revenue growth is expected to moderate, Optus targets to exceed overall market growth. Riding on the success of our international expansion strategy, our regional mobile associates are expected to continue to deliver double-digit earnings growth, driving similar growth in the overall contribution from our associates.

ACKNOWLEDGEMENTS

It has been a challenging yet fulfilling mission to keep SingTel at the forefront of the industry, both in Singapore and the region. For that, I extend my sincere appreciation to our Board of Directors, President and Chief Executive Officer, senior management team, union and dedicated staff. I am confident that, with their continued commitment, we will achieve our vision to be Asia Pacific's best communications group.

On behalf of my fellow Directors, I am also grateful for the loyal support of our customers, shareholders, investors and business partners.

Chumpol NaLamlieng
Chairman

BOARD OF DIRECTORS



CHUMPOL NALAMLIENG

Chairman

Mr NaLamlieng, 58, is a non-executive and independent Director of SingTel. He was appointed a Director on 13 June 2002 and Chairman on 29 August 2003. Mr NaLamlieng was last re-elected as a Director on 29 July 2004.

Mr NaLamlieng is President and Director of The Siam Cement Public Co., Ltd. ("Siam Cement"). His career with Siam Cement spans more than 30 years. Prior to that time, he worked with Thai Investment and Securities Co., Ltd., and International Finance Corporation, a member of The World Bank Group.

Mr NaLamlieng is also a member of the Executive Committee to the World Business Council for Sustainable Development and a member of the Asia Pacific Advisory Committee to the New York Stock Exchange.

He is a former Director of Phoenix Pulp and Paper Public Co., Ltd., SembCorp Industries Ltd. and The Industrial Finance Corporation of Thailand.

Mr NaLamlieng was conferred the Royal Decoration, Knight Grand Commander (Second Class, Higher Grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Officier de l'Ordre National du Mérite, France in July 2004. He holds a Bachelor of Science (Mechanical Engineering) from the University of Washington, USA and a Master of Business Administration from Harvard Business School, USA.

GRAHAM JOHN BRADLEY

Mr Bradley, 57, is a non-executive and independent Director of SingTel. He was appointed a Director on 24 March 2004 and was last re-elected on 29 July 2004.

Mr Bradley is a professional company director and is also involved in various philanthropic pursuits. He practised law for six years in Australia and USA before joining McKinsey & Company in 1978. He was a Senior Partner of McKinsey & Company from 1984 to 1991, National Managing Partner of Blake Dawson Waldron from 1991 to 1995, and Chief Executive Officer ("CEO") of Perpetual Trustees Australia Limited from 1995 to 2003.

Mr Bradley is Chairman of HSBC Bank Australia Limited, Film Finance Corporation Australia Limited, Po Valley Energy Limited and Proteome Systems Limited, and a Director of Stockland Corporation Limited, MBF Australia Limited and Queensland Investment Corporation. He is also Chairman of the Garvan Research Foundation and Sydney Community Foundation, and a Director of Brandenburg Ensemble Limited.

Mr Bradley holds a Bachelor of Arts and a Bachelor of Laws from The University of Sydney and a Master of Laws from Harvard Law School, USA.

Top to bottom, left to right:
Chumpol NaLamlieng, Graham John Bradley, Paul Chan Kwai Wah, Heng Swee Keat, Simon Israel,
Prof Tommy Koh, Lee Hsien Yang, John Powell Morschel, Deepak S Parekh, Jackson Peter Tai, Nicky Tan Ng Kuang.



PAUL CHAN KWAI WAH

Mr Chan, 51, is a non-executive and independent Director of SingTel. He was appointed a Director on 19 November 1999 and was last re-elected on 29 July 2004.

Mr Chan is Senior Vice President and Managing Director of Hewlett-Packard Asia Pacific Pte Ltd. He spent 17 years in Hewlett-Packard before joining Compaq Computer Asia Pacific Pte Ltd where he was Vice President and Managing Director.

Mr Chan sits on the boards of Hewlett-Packard Asia Pacific Pte Ltd, Hewlett-Packard (China) Investment Ltd, Hewlett-Packard Singapore (Private) Limited and the Singapore Economic Development Board.

He is a former Director of Compaq Holdings Pte Ltd, Compaq Ventures Pte Ltd and Noel Gifts International Limited.

Mr Chan holds a Bachelor of Science (Physics) from the University of Singapore and a Diploma in Marketing from The Chartered Institute of Marketing (UK). He also attended the Advanced Management Programme at the University of Hawaii. He is a member of The Chartered Institute of Marketing (UK), Marketing Institute of Singapore and Singapore Institute of Directors, and a Senior Member of the Singapore Computer Society.

HENG SWEE KEAT

Mr Heng, 44, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 August 2003.

Mr Heng is a Managing Director at the Monetary Authority of Singapore. He began his career in the Singapore Police Force where he was Assistant Commissioner of Police. He then served as Director of Higher Education at the Ministry of Education.

Mr Heng joined the Singapore Administrative Service in 1997 and was appointed Principal Private Secretary to the Senior Minister from 1997 to 2000. He was appointed Deputy Secretary at the Ministry of Trade and Industry in 2000 and CEO of the Trade Development Board in 2001. He was Permanent Secretary at the Ministry of Trade and Industry from November 2001 to April 2005. He is a former Director of Singapore Food Industries Limited.

Mr Heng was conferred the Public Administration Medal (Gold) at the Singapore National Day Awards 2001. He holds a Bachelor of Arts from the University of Cambridge, UK and a Master of Public Administration from Harvard University, USA.

SIMON ISRAEL

Mr Israel, 52, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 August 2003.

Mr Israel is Chairman, Asia Pacific of Danone Asia and a member of the Executive Committee of Group Danone. He held various positions in Sara Lee Corporation in the Asia Pacific region, including Country Manager / Zone Manager for Indonesia, the Philippines, the South Pacific and Thailand, from 1974 to 1991, before becoming President (Household & Personal Care), Asia Pacific from 1992 to 1996.

Mr Israel is Chairman of the Singapore Tourism Board, and a Director of Britannia Industries Ltd, Danone Asia Pte Ltd, Frucor Beverages Group Limited, Griffins Foods Pte Ltd, Hangzhou Wahaha Food Co. Ltd., PT Tirta Investama and Yakult Honsha Co., Ltd.

He is a former Director of Danone Food & Beverages India Pvt Ltd, Wuhan Dongda Brewery Co. Ltd, Wuhan Euro Dongxibu Brewery Co. Ltd, Wuhan Xingyingge Brewery Co. Ltd and Yeo Hiap Seng Ltd.

Mr Israel holds a Diploma in Business Studies from The University of the South Pacific.

PROF TOMMY KOH

Prof Koh, 68, is a non-executive and independent Director of SingTel. He was appointed a Director on 4 July 2003 and was last re-elected on 29 August 2003.

Prof Koh is one of Singapore's senior diplomats. He is currently an Ambassador-at-Large at the Ministry of Foreign Affairs and Chairman of the Institute of Policy Studies. He is also Chairman of the National Heritage Board and Chinese Heritage Centre, and a Director of The Esplanade Co. Ltd.

Over the course of his career, Prof Koh has served as Dean, Faculty of Law at the National University of Singapore, Singapore's Permanent Representative to the United Nations and Singapore's Ambassador to USA. He was the founding Chairman of the National Arts Council and the founding Executive Director of the Asia-Europe Foundation. He was also Singapore's Chief Negotiator for the USA-Singapore Free Trade Agreement. He has also served as the United Nations' Special Envoy to Russia, Estonia, Latvia and Lithuania. Recently, he was Singapore's Agent in a dispute between Singapore and Malaysia over Singapore's land reclamation in the Straits of Johor. Prof Koh was a former Director of DBS Group Holdings Ltd.

In recognition of his contributions, Prof Koh has received awards from the Governments of Singapore, Chile, France, Finland, Luxembourg, Netherlands, Spain and USA. He has also received academic awards from universities around the world.

Prof Koh holds a Bachelor of Laws (First Class Honours) from the National University of Singapore, Master of Laws from Harvard University, USA, a post-graduate Diploma in Criminology from the University of Cambridge, UK and Honorary Degrees of Doctor of Laws from Yale University, USA and Monash University, Australia.

LEE HSIEN YANG

President and Chief Executive Officer

Mr Lee, 48, is an executive and non-independent Director of SingTel. He was appointed a Director on 1 May 1995 and was last re-elected on 29 August 2003.

Mr Lee joined SingTel in April 1994 as Executive Vice President (Local Services). He has served as SingTel's President and CEO since May 1995.

Mr Lee is Chairman of the Board of Governors of Republic Polytechnic, a member of the Governing Board of the Lee Kuan Yew School of Public Policy, and a Director of Singapore Post Limited, Singapore Exchange Limited, Land Transport Authority and INSEAD, France.

His previous board appointments include Chairman of the Board of Singapore Science Centre and Director of MediaCorp Press Limited.

Mr Lee was a President's Scholar and obtained First Class Honours in Engineering from the University of Cambridge, UK and a Master of Science (Management) from Stanford University, USA.

JOHN POWELL MORSCHEL

Mr Morschel, 62, is a non-executive and independent Director of SingTel. He was appointed a Director on 14 September 2001 and was last re-elected on 29 July 2004.

Mr Morschel is Chairman of Rinker Group Limited, and a non-executive Director of ANZ Banking Group Limited and Tenix Pty. Ltd. Prior to his present appointment, he was an Executive Director and then Managing Director and Chief Executive of Lend Lease Corporation Limited.

Mr Morschel was Chairman of CSR Limited and Leighton Holdings Limited. He is also a former Director of Westpac Banking Corporation, Rio Tinto plc and Rio Tinto Limited.

Mr Morschel holds a Diploma in Quantity Surveying from The University of New South Wales. He is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management.

DEEPAK S PAREKH

Mr Parekh, 61, is a non-executive and independent Director of SingTel. He was appointed a Director on 31 May 2004 and was last re-elected on 29 July 2004.

Mr Parekh is Chairman of Housing Development Finance Corporation Limited ("HDFC") in India. He joined HDFC in 1978 and was its Managing Director from 1985 until he assumed his present office in 1993.

Mr Parekh is the non-executive Chairman of GlaxoSmithKline Pharmaceuticals Ltd. (formerly known as Glaxo India Ltd.), HDFC Asset Management Company Ltd., HDFC Chubb General Insurance Company Ltd., HDFC Standard Life Insurance Company Ltd., Siemens Ltd. and Infrastructure Development Finance Company Ltd. He sits on the boards of Castrol BP India, Hindustan Lever, Indian Hotels Company and Mahindra & Mahindra.

Mr Parekh is a former Director of ICI India Ltd, National Housing Bank, National Thermal Power Corporation Ltd and The Dharamsi Morarji Chemical Company Limited. He has also been a member of various committees set up by the Government of India to examine policy issues.

Mr Parekh has received several awards, including the prestigious Businessman of the Year 1996 from Business India and the JRD Tata Corporate Leadership Award from the All India Management Association. He was also the first recipient of the Qimpro Platinum Award for Quality for his contributions to the services sector, and the youngest recipient of the prestigious Corporate Award for Life Time Achievement from the Economic Times.

Mr Parekh holds a Bachelor of Commerce from Sydenham College of Commerce & Economics, Mumbai. He is a Chartered Accountant and a member of The Institute of Chartered Accountants in England & Wales.

JACKSON PETER TAI

Mr Tai, 55, is a non-executive and independent Director of SingTel. He was appointed a Director on 8 November 2000 and was last re-elected on 29 July 2004.

Mr Tai is Vice Chairman and CEO of DBS Bank Ltd and DBS Group Holdings Ltd. He joined DBS in 1999 as Chief Financial Officer and was appointed President and Chief Operating Officer in 2001. Prior to joining DBS, Mr Tai was a Managing Director at the Investment Banking Division of J.P. Morgan & Co. and held several senior management posts, including senior officer for the Asia Pacific region and senior officer for the Western USA.

Mr Tai sits on the boards of DBS Bank Ltd, DBS Group Holdings Ltd and CapitaLand Limited.

He is a former Director of several companies, including Bank of the Philippine Islands, Jones Lang LaSalle Incorporated, K1 Ventures Limited and Singapore Productivity & Standards Board.

Mr Tai holds a Bachelor of Science from Rensselaer Polytechnic Institute, USA and a Master of Business Administration from Harvard University, USA.

NICKY TAN NG KUANG

Mr Tan, 47, is a non-executive and independent Director of SingTel. He was appointed a Director on 12 March 2002 and was last re-elected on 30 August 2002.

Mr Tan currently manages nTan Corporate Advisory Pte Ltd, a boutique firm specialising in corporate finance and corporate restructuring. He is also a Director of Fraser & Neave Limited.

Mr Tan was a Partner and Head of Global Corporate Finance at Arthur Andersen, Singapore and ASEAN region from 1999 to 2001. Prior to that, he was a Partner and Head of Financial Advisory Services at Price Waterhouse, Singapore and Chairman of Financial Advisory Services at PricewaterhouseCoopers, Asia Pacific region. He was engaged in audit work from 1978 to 1988.

Mr Tan is a Chartered Accountant and a member of The Institute of Chartered Accountants in England & Wales. He is also a Certified Public Accountant and a member of the Institute of Certified Public Accountants of Singapore.

SENIOR MANAGEMENT



Top to bottom, left to right:
Lee Hsien Yang, Lucas Chow Wing Keung, Chua Sock Koong,
William Hope, Lee Kwok Cheong, Allen Lew Yoong Keong,
Lim Chuan Poh, Lim Eng, Lim Toon,
Jeann Low, Pat O'Sullivan, Paul O'Sullivan, Dr Stephen Rotheram.

LEE HSIEN YANG

President and Chief Executive Officer
SingTel
Mr Lee's profile can be found on page 14 of this Annual Report.

The following are in alphabetical order:

LUCAS CHOW WING KEUNG

Executive Vice President (Corporate Business)
SingTel
Mr Chow, 52, joined SingTel in May 1998 as Group Director of Total Quality. He was appointed Executive Vice President of Corporate Business in April 2004 and is responsible for the delivery of a full range of communications products, services and solutions to the corporate market segments in and outside Singapore. Mr Chow was Executive Vice President of SingTel's Consumer Business as well as CEO of Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") before his current appointment. Prior to joining SingTel, he held several senior positions in Hewlett-Packard where he worked for almost 20 years. Mr Chow holds a Bachelor of Science (Honours) from Aston University, Birmingham, UK.

CHUA SOCK KOONG

Chief Financial Officer
SingTel
Ms Chua, 48, joined SingTel in June 1989 as Treasurer. She has served as Chief Financial Officer since April 1999 and has overall responsibility for the financial functions at SingTel, including treasury and risk management. She also manages a diverse range of portfolios – from corporate development, company secretarial and legal, and regulatory and interconnect strategy to corporate communications and investor relations. Ms Chua holds a Bachelor of Accountancy (First Class Honours) from the University of Singapore. She is a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore and a Chartered Financial Analyst.

WILLIAM HOPE

Executive Vice President (Networks)
SingTel
Mr Hope, 56, joined SingTel in October 2000. He was appointed Executive Vice President of Networks in August 2003. Mr Hope leads and oversees the development and maintenance of an integrated and centrally-managed communications network infrastructure that leverages on the SingTel Group's scale and scope to improve its strategic cost position and shape an enhanced experience for the customer. Before joining SingTel, Mr Hope was Chief Technical Officer with Cable & Wireless Optus in Australia where he was responsible for its local, long distance, mobile, Internet and satellite networks. He holds a Bachelor of Science (First Class Honours) from The University of Western Australia.

LEE KWOK CHEONG

Chief Executive Officer
NCS
Mr Lee, 51, has served as CEO of NCS since 1996. He currently leads the NCS team as the subsidiary pursues new initiatives for growth in Asia Pacific. Mr Lee serves on several international boards and advisory committees. He is a member of China's Suzhou Industrial Park International Advisory Council and the Singapore-India IT Task Force. He is also President of the Singapore Computer Society ("SCS"). For his contributions in shaping the development of IT in Singapore, Mr Lee was conferred 'IT Person of the Year' by SCS in 2000. In 2001, he co-authored a book 'Hi-Tech Hi-Touch Branding' with a renowned branding personality. Mr Lee holds a Bachelor of Science from the Massachusetts Institute of Technology, USA and a Master of Science from the University of California, Berkeley.

SENIOR MANAGEMENT

ALLEN LEW YOONG KEONG

Managing Director (Optus Consumer)
Optus

Mr Lew, 50, was appointed Managing Director of Optus Mobile (now known as Optus Consumer) in December 2001. He is responsible for growing Optus' consumer business in Australia, identifying and bringing cutting-edge telecommunications technology to enrich customers' lives. Mr Lew began his career with the SingTel Group in November 1980. Since then, he had held various senior assignments, including Chief Operating Officer of mobile communications operator, Advanced Info Service Public Company Limited – SingTel's associate in Thailand, and Chief Operating Officer of Singapore Telecom International Pte Ltd. Mr Lew holds a Bachelor of Electrical Engineering from The University of Western Australia and a Master of Science (Management) from the Massachusetts Institute of Technology, USA.

LIM CHUAN POH

Executive Vice President (Consumer Business)
SingTel

Mr Lim, 50, joined SingTel in October 1998 as Chief Executive of Fixed Line Services. He was appointed Executive Vice President of Consumer Business in April 2004 with responsibility for the business development and management of SingTel's consumer business in Singapore. He is also CEO of SingTel Mobile and Chairman of Bridge Mobile Pte Ltd. His portfolio includes national and international voice, mobile communications, paging, Internet and broadband services. He was previously Executive Vice President of Corporate Business. Mr Lim has extensive managerial experience in the public sector and was Deputy Secretary at the Ministry of Communications prior to joining SingTel. He is a member of the GSM Association Board. He holds a Bachelor of Engineering Science (Honours) from Balliol College, University of Oxford, UK and a Master in Public Health Engineering from Imperial College of Science and Technology, University of London.

LIM ENG

Group Director (Human Resource)
SingTel

Mr Lim, 50, joined SingTel in September 1980. He was appointed Group Director of Human Resource in September 2003 and oversees the development of human resource across the SingTel Group, including NCS and Optus. Prior to his current appointment, Mr Lim had key responsibilities for Corporate Products and the General Business Group. He was also President of New Century Infocomm Tech Co., Ltd., SingTel's associate in Taiwan. Mr Lim holds a Bachelor of Engineering (Electrical) from the University of Singapore and a Master of Science (Management) from the Massachusetts Institute of Technology, USA.

LIM TOON

Chief Operating Officer
SingTel

Mr Lim, 62, joined the Government service in October 1966 and was transferred from the Department of Civil Aviation to Telecoms Department in June 1970. He was appointed Chief Operating Officer in April 1999 and is responsible for ensuring operational synergies across the SingTel group of companies. Mr Lim has many years of diverse business experience within the SingTel Group, having held senior executive positions in engineering, human resource, information systems, international services, network, radio services and traffic operations. He has a Bachelor of Engineering (First Class Honours) from the University of Canterbury, New Zealand.

JEANN LOW

Executive Vice President (Strategic Investments)
SingTel

Ms Low, 45, joined SingTel in October 1998 as Group Financial Controller. She was appointed Executive Vice President of Strategic Investments in November 2004. Ms Low is responsible for delivering growth across SingTel by pursuing opportunities for strategic investments globally. Prior to joining SingTel, she worked for several years in an international accounting firm and a public listed company. Ms Low holds a Bachelor of Accountancy (Honours) from the National University of Singapore. She is a Certified Public Accountant with the Institute of Certified Public Accountants of Singapore.

PAT O'SULLIVAN

Chief Financial Officer
Optus

Mr O'Sullivan, 41, joined Optus as Chief Financial Officer ("CFO") in June 2002. He is responsible for the financial affairs of Optus, including corporate finance, taxation, treasury, risk management, procurement and property. Mr O'Sullivan was CFO of the New Zealand operations of Goodman Fielder Limited in Australia before he joined Optus. He had also served as Acting CFO of Goodman Fielder Limited and prior to that, had held senior financial positions at Burns, Philp & Company Limited and Price Waterhouse in Australia. Mr O'Sullivan is a member of The Institute of Chartered Accountants in Ireland and The Institute of Chartered Accountants in Australia. He is also a graduate of the Harvard Business School's Advanced Management Programme.

PAUL O'SULLIVAN

Chief Executive
Optus

Mr O'Sullivan, 45, was appointed Chief Executive of Optus in September 2004. In this role, he is responsible for all aspects of the performance and operations of Optus in Australia. Prior to his current appointment, he served as Chief Operating Officer for three years, following the acquisition of Optus by SingTel in 2001. Mr O'Sullivan joined Optus as Retail Marketplace Manager in its Business Division in 1996 and became Managing Director of its Mobile Division in 1998. Before Optus, he had spent 11 years in various management roles with the Royal Dutch Shell Group. Mr O'Sullivan holds a Bachelor of Arts (Moderatorship) in Economics (First Class) from Trinity College, The University of Dublin and is a graduate of the Harvard Business School's Advanced Management Programme.

DR STEPHEN ROTHERAM

Executive Vice President (Global Business)
SingTel

Dr Rotheram, 60, has been on secondment to SingTel since October 2002. He was appointed Executive Vice President of Global Business in November 2004. Dr Rotheram oversees SingTel's global business of offering wholesale communications services over satellite, submarine cable, microwave, global voice networks and other international networks. He was formerly Executive Vice President of Strategic Investments. Dr Rotheram joined SingTel from Optus in Australia where he was Managing Director of Network. He holds a Bachelor of Arts in Theoretical Physics and a Doctor of Philosophy from the University of Cambridge, UK.

ORGANISATION STRUCTURE

President and Chief Executive Officer

Chief Operating Officer

- Consumer Business
- Corporate Business
- Global Business
- Networks

Consumer Business
- Principle product line responsibilities are mobile, broadband and fixed-line solutions, while customer fronting units focus on residential and small businesses in Singapore
- Offers services such as national and international voice, mobile and paging communications, Internet access, equipment sales and broadband capacity to other ISPs in Singapore
- Responsible for the management of SingTel's customer service centres and retail outlets, including SingTel's *hello!* shops and its channel partners

Corporate Business
- Handles SingTel's corporate accounts within and outside Singapore
- Offers voice, data, Internet and IT solutions

Global Business
- Manages SingTel's wholesale communications services, satellite, submarine cable, microwave, global voice networks and other international networks
- Provides capacity on a wholesale level to other global communications providers and corporate buyers

Networks
- Manages the technology selection, engineering development and operations of both Singapore's and Australia's national fixed-line and mobile telecommunications networks

Chief Executive Optus

- Optus Business
- Optus Consumer
- Optus Small and Medium Enterprise (SME)
- Optus Wholesale and Satellite
- Support Units

Optus Business
- Provides services to corporate and government clients

Optus Consumer
- Offers services and products to Australian consumers, including mobile, long distance and local telephony, and high-speed Internet access

Optus Small and Medium Enterprise (SME)
- Meets the telecommunications needs of small and medium businesses in Australia

Optus Wholesale and Satellite
- Provides services and capacity to other telecommunications and communications companies
- Manages Optus' satellite business

Support Units
- Support functions include Corporate Marketing, Corporate and Regulatory Affairs, Finance, Human Resources, Information Technology, Network, Organisational Renewal, and Strategy and Corporate Development

Chief Executive Officer NCS

- Business Centres
- China Business
- Functional Support Units
- Global Business
- Technology Solutions Sales

- Provides IT and communications engineering solutions for customers in the Asia Pacific region

Chief Financial Officer

- Corporate Communications
- Corporate Development
- Corporate Finance
- Investor Relations
- Legal and Secretariat
- Regulatory and Interconnect Strategy
- Tax Planning and Compliance
- Treasury

- Formulates and executes the Group's overall strategy and policies, and supports high standards of corporate governance which are critical to maintaining investors' trust in the SingTel Group
- Manages corporate affairs and financial matters, including legal, corporate communications, regulatory, media and investor relations, strategy, treasury, financial structure and tax planning

Audit Committee

Group Director Human Resource

- **Labour Management Relations**
- **Learning and Organisation Development**
- **Performance Management**
- **Recruitment**
- **Rewards and Benefits**

• Responsible for business support, human resource policies and practices across the Group

Group Chief Information Officer

- **Business Support Units**
- **Information Systems Plans and Security**

• Supports the Group's businesses with quality IT solutions

Executive Vice President Strategic Investments

- **Mergers, Acquisitions and Investments**
- **Monitoring of Investments**

• Supports the growth objectives of SingTel's business groups through strategic investments across the region

Vice President Audit

• Assists the Board in promoting sound risk management and good corporate governance through assessing the adequacy and effectiveness of internal controls relating to the Group's key business and operational processes in areas set forth in the audit plan
• Reports to the Audit Committee on significant issues relating to the risk management, internal controls and governance processes and the resolution of these issues
• Provides advisory and internal consulting services to the Group's management to enhance risk management, internal controls and governance processes



PUTTING IT ALL TOGETHER

Since our beginnings in 1879, SingTel has evolved and grown from strength to strength. Today, we are Asia's leading communications group, and the largest company listed on the Singapore Exchange in terms of market capitalisation.

Our regional expansion programme since the 1990s has created a company of significant scale and scope. We are consistently recognised as the regional carrier of choice by leading regional and international publications.

We now operate out of two major markets, Singapore and Australia. We also offer communications services in India, Indonesia, the Philippines and Thailand. Our business mix is well diversified, and we have one of the region's most extensive and advanced telecommunications infrastructure that offers global reach.

Our strong financial results also reflect our success. At the Group level, we reported a record S$12.62 billion in operating revenue and an underlying net profit after tax of S$3.06 billion, for the financial year ended 31 March 2005.

By putting it all together – our product breadth, our geographic scale and our financial strength – we are well positioned for a new chapter of growth that will propel us to be Asia Pacific's best communications group.





OPERATING AND FINANCIAL REVIEW

CONTENTS



OVERVIEW

SingTel was incorporated in March 1992 and became a public company in October 1993. The Company was listed on the Singapore Exchange ("SGX") in November 1993.

SingTel is majority owned by Temasek Holdings (Private) Limited which owns 63 per cent of SingTel's issued share capital. The rest of the shares are in public hands.

The principal operations of SingTel are in Singapore and Australia. The SingTel Group has subsidiaries that are engaged in activities such as the provision of mobile phone, Internet, IT and consultancy services, and the sale of telecommunications equipment.

SingTel was listed on the Australian Stock Exchange ("ASX") in September 2001 when it acquired Optus, the second largest communications provider in Australia.

SingTel also has interests in several other communications companies outside Singapore, including AIS in Thailand, Bharti in India, Globe in the Philippines and Telkomsel in Indonesia.

Today, SingTel is the largest company listed on the SGX with a market capitalisation of S$43 billion (US$26 billion) as at 31 March 2005, and offers investors an opportunity to own part of a truly regional communications group with operations and investments in more than 20 countries and territories.

SINGTEL GROUP STRUCTURE


SingTel

MAJOR SUBSIDIARIES

Singapore

- Singapore Telecom Mobile Pte Ltd *("SingTel Mobile")*
- SingNet Pte Ltd *("SingNet")*
- Telecom Equipment Pte Ltd *("Telecom Equipment")*
- NCS Pte. Ltd. *("NCS")*
- C2C Pte Ltd *("C2C")*

Overseas

- SingTel Optus Pty Limited *("Optus")*

MAJOR ASSOCIATES AND JOINT VENTURES

Singapore

- Singapore Post Limited *("SingPost")*

Overseas

- Advanced Info Service Public Company Limited *("AIS")*
- Bharti Tele-Ventures Limited *("Bharti")*
- Globe Telecom, Inc. *("Globe")*
- PT Telekomunikasi Selular *("Telkomsel")*
- New Century Infocomm Tech Co., Ltd. *("NCIC")*
- Network i2i Limited *("i2i")*
- Southern Cross Cable Holdings Limited *("Southern Cross")*

Note:
Please refer to Note 45 to the Financial Statements on page 147 for the comprehensive list of companies in the Group.



SingTel aims to maintain its lead in Singapore through innovation, introduction of better products and services and leveraging on the Company's strong brand name.

Optus targets to grow its revenue faster than the Australian telecommunications market as a whole. With its 'challenger' culture and the backing of the SingTel Group, Optus will continue to give the most reliable experience to its customers.


'yes'
OPTUS

VISION, MISSION AND STRATEGIES

SingTel's vision is to be Asia Pacific's best communications group.

Our mission is to break barriers and build bonds so that we make communications easier, faster, more economical and more reliable for individuals and businesses. At the same time, we want to create and deliver value to our customers, business partners, shareholders and employees.

To achieve our vision and mission, we have adopted five strategic goals:

- **Lead in Singapore** – We will maintain our leadership position in Singapore by continuing to focus on growing usage, providing enhanced services to our customers and leveraging on our strong brand equity.

- **Grow in Australia** – We will continue to grow our market share in Australia through Optus, which is the leading challenger to the incumbent telecommunications operator. Optus aims to deliver revenue growth and margin improvements. To reach these goals, Optus will deliver a simple, innovative and reliable experience to customers, ensure cost leadership in target markets, strengthen its 'challenger' culture and leverage the scale of the SingTel Group as a whole.

- **Partner across Asia** – We will expand our regional franchise across Asia Pacific. Our focus is on executing and maximising the value of our existing businesses and regional partnerships. This includes reviewing opportunities to increase our shareholdings in existing associates and the flexibility to consider new investments, if they make sense both strategically and financially. The geographic focus will remain in Asia Pacific, with a preference for strategic investments where we can add value by taking an active role in management and where such investments can be funded from internal cash flow generation.

- **Connect Asia** – Our network of SingTel Global Offices ("SGOs") and extensive infrastructure have allowed us to deliver reliable and quality network solutions to our customers. We will enhance our service and network infrastructure to better serve our customers throughout Asia Pacific.

- **Innovate for the Future** – We will enhance our position as an integrated provider of wireline and wireless services for consumers and businesses by providing innovative communications solutions to meet their evolving needs, and nurturing our human and intellectual capital to achieve organisational excellence.

We measure our progress in realising our vision and mission by delivering sustainable shareholder value, maximising customer satisfaction and being an employer of choice.


SingTel made history in September 2004 by launching trials for 3G or third-generation mobile services. In February 2005, the company started its 3G commercial service under the *3loGy* brand name.
3loGy

BUSINESS IN SINGAPORE

In Singapore, SingTel operates almost two million direct exchange lines, which translates into one line for every two persons in the city-state. We are the leading mobile operator with a 39 per cent market share and also lead the broadband Internet market with a share of 56 per cent.

MOBILE SERVICES

Usage of Short Messaging Service ("SMS") and other data services, such as downloads and email, has continued to rise. Today, Singapore has one of the highest usage rates for SMS in the world and SingTel's mobile network carries nine million text messages daily. Mobile data services now account for 19 per cent of the average revenue per user, up from 17 per cent in the previous financial year.

Pioneering innovative solutions and adding value to our existing services are vital in meeting the needs of our mobile customers.

During the year, we launched the BlackBerry® service to complement the suite of wireless solutions offered to both our retail and corporate customers. Using 'push' technology, BlackBerry® conveniently delivers email, data, organiser, Internet browser and voice functions in a single mobile device – the BlackBerry Wireless Handheld™.

We also launched Singapore's first mobile-to-mobile top-up service called *me2u Top-Up*. The new prepaid mobile top-up service allows customers to send value from their prepaid accounts to the account of another SingTel prepaid mobile user by simply keying *1388.

In response to the growing popularity of online diaries (blogs), we have become one of the first telecommunications companies in the world to launch *Moblog* or mobile blogging. Apart from the personal computer, customers can now use their mobile phones to upload text and images via SMS or MMS (Multimedia Messaging Service) on their blogs, anytime and anywhere.

Our capability to offer useful content for customers was boosted when we partnered SGX to launch *Mobile Stock Live!*. The service allows customers to enjoy quick access to critical stock market information, including 'live' stock prices, through their mobile phones.

New postpaid price plans introduced during the financial year – *iOne Value, iOne Plus, iTwo Value* and *iTwo Plus* – have helped to increase our customer numbers and kept the postpaid churn rate at a low of 1.2 per cent.

In 2004, we commemorated the 125th anniversary of the first phone call in Singapore. As part of our celebrations, we organised the first nationwide competition to uncover the mobile phone user with the fastest thumbs in Singapore. Participants of the *SingTel SMS Shootout* had each to accurately key a 160-character SMS message, provided by Guinness World Records, in the shortest time, without using the mobile phone's predictive text mode or spelling aids. Singapore student, Ms Kimberly Yeo, clocked a time of 43.24 seconds to beat the previous world record of 67 seconds.

INTERNET SERVICES

The number of users on SingTel's broadband Asymmetric Digital Subscriber Line ("ADSL") network continued to grow as more online users discover the benefits of faster Internet access. Our customer base grew 16 per cent to nearly 300,000 as at 31 March 2005.

Our Internet arm, SingNet, expanded its range of Internet access plans when it introduced the *SingNet Broadband 1500kbps Unlimited* and *3500kbps Unlimited* plans for residential customers in May 2004 and January 2005 respectively. The higher speeds and dedicated access allow multiple users in the same household to surf simultaneously and to enjoy high bandwidth activities such as online gaming, video streaming and peer-to-peer applications.

Subscribers of the plans also have the choice to subscribe to more than 25 channels of exclusive video-on-demand content that include English and Mandarin movies and dramas as well as executive learning and lifestyle programmes.

SingTel continues to enjoy a very strong brand name, consistently leading in various brand surveys in Singapore.


hello!
SingTel

The number of users on SingTel's ADSL broadband network grew 16 per cent during the year as more customers discovered the benefits of faster Internet access.





SingNet introduced faster Internet speeds of 1500kbps and 3500kbps for residential customers, allowing users to surf simultaneously and enjoy better online gaming, video streaming and peer-to-peer applications.



BRINGING *3LOGY* TO SINGAPORE

In September 2004, we took an evolutionary step in mobile development when SingTel became the first mobile operator in Singapore to launch a 3G customer trial. The trial marked the start of a phased approach towards bringing richer communications services to the local market with 3G technology.

A total of 150 consumers and corporate customers took part in the month-long trial. They were given free usage of 3G services such as mobile-to-mobile video calls, high-speed video streaming and high-speed Internet access. The trial was extended to cover video calls between mobile phones and fixed-line videophones a month later.

In December 2004, we again achieved a 'first' when we offered 3G handsets for sale in Singapore. This followed positive feedback from the earlier 3G trials and requests from customers who wanted to be among the first to use 3G in Singapore.

SingTel's 3G service was officially launched in February 2005 under a marketing initiative called *3loGy*. It positions 3G from SingTel as a service that can be enjoyed not just between 3G mobile users but by fixed-line and broadband users as well. Customers, for instance, can enjoy video calls whether they are using a mobile phone, fixed-line videophone or a personal computer with a web camera. *3loGy* is also focused on offering a trilogy of benefits, namely, greater intimacy with video communications, more entertainment through high-speed video streaming, and greater efficiency with high-speed Internet access.

As part of the launch, a compelling pricing plan was introduced to encourage customers to use 3G services with peace of mind. Customers enjoy 3G local video calls at local mobile voice call rates and a 3G data charge that is 30 per cent lower than the retail General Packet Radio Service or 2.5G data charge. In addition, they can retain their existing mobile price plans and mobile numbers.

IT AND COMMUNICATIONS ENGINEERING SERVICES

NCS further strengthened its overseas presence and now operates out of 16 locations in eight countries, following the opening of new subsidiaries in the Philippines and Sri Lanka.

Riding on the success of IT consulting, it is also boldly offering new and more services, such as converged telecommunications, IT projects, and Business Process Outsourcing ("BPO").

In December 2004, NCS became one of the first few companies in Singapore to receive the world's first quality mark for business continuity/disaster recovery services from the Infocomm Development Authority of Singapore ("IDA"). Meeting the industry standard serves to differentiate NCS as a high quality provider of business continuity/disaster recovery services in the BPO industry in Singapore.

NCS also continued to clinch several local and overseas projects. IDA ranked NCS as the top IT contractor for the Singapore Government from 1 April 2004 to 31 March 2005. NCS' multi-million dollar local projects included systems for the Singapore Customs, Land Transport Authority, Ministry of Home Affairs and Attorney-General's Department.

Among its key overseas contracts were the e-Government Infocomm Technology ("ICT") Masterplan for the Sri Lankan and Thai Governments, Civil Service ICT Enablement System for the Thai Government, IT Desktop Management System for Optus in Australia, Public Health Information Systems in Hong Kong, Automatic Announcer System for Haikou Meilan Airport in China, and Flight Information Display Systems in Beijing Capital International Airport and Haikou Meilan Airport in China.


Optus performed strongly during the financial year, with underlying net profit after tax rising 39 per cent to a record A$648 million. The company is now entering a new phase in delivering long-term improvements in revenue and margin growth.

BUSINESS IN AUSTRALIA

The financial year ended 31 March 2005 was another strong year for Optus. The company met most of the financial targets that it set 12 months ago, despite intensifying competition in the mobile and corporate segments.

OPTUS MOBILE

Optus grew its customer base in the mobile market by 6.6 per cent during the financial year to 5.9 million subscribers. Its mobile market share stood at 33 per cent.

During the financial year, Optus invested A$140 million to extend its mobile phone network, improve mobile coverage for customers and enhance its mobile capabilities in general.

A total of 224 new base stations were deployed, 40 per cent of which were in regional and rural centres, including Optus' 4,000th base station in the remote mining town of Roxby Downs, South Australia.

Optus has doubled the size of its network in New South Wales, Queensland and Victoria over the last five years. Its mobile phone network now covers more than 600,000 square kilometres and provides coverage to 96 per cent of the Australian population.

Optus' strong retail presence of more than 140 *Optus World* stores throughout Australia is supplemented by a large dealer network of 390 retail points for postpaid services and 6,000 points for prepaid activation, including Australia Post, Coles and Woolworths. Recharge cards are available from more than 12,000 retail points.

During the financial year, Optus continued to lead Australia's mobile market by combining new technologies with innovative offers to meet the needs of consumers and businesses. Its key achievements included the following:

- more than 970,000 registered users of *Optus Zoo*, its mobile content portal. Optus continued to generate increased consumer adoption of mobile data applications by forging partnerships with third-party specialist content providers, including major brands like English Premier League Football, FujiPrint, Lonely Planet, MTV and Universal Music;
- the first to market with the A$10 Text card for prepaid customers;
- launch of Australia's first A$99 monthly cap for BlackBerry® users including voice, SMS and mobile email; and
- launch of Optus' Small Business Centre in Adelaide, at an investment of A$2.5 million, to extend dedicated sales and support to small business customers.

Optus also commenced to roll out a shared 3G network with another carrier in the first half of 2005.

OPTUS BUSINESS AND WHOLESALE

During the financial year, Optus gained market share in the corporate and government sectors.

It won contracts from the Queensland, Victorian and Western Australian Governments to provide a range of services and equipment for Government agencies. Optus' success demonstrates its capability to develop customised solutions to meet the diverse needs of Australian organisations.

Optus' ability to offer a complete suite of corporate voice, data and converged solutions has also resulted in other major corporate wins, such as Affinity Health, Air Services Australia, CSC, Fosters, Mayne, Nestlé, NSW Health, St George Bank, Suncorp-Metway and Toll Holdings.

During the financial year, Optus was chosen as the exclusive communications partner of Federation Square in Melbourne for five years. It will provide Federation Square with multiple communications and Internet solutions. One solution, *Optus Square 2 Square*, is a video link-up between major international cities and is the first of its kind in the world.


OPTUS
World

In July 2004, Optus completed the purchase of Uecomm at a cost of A$232 million. The acquisition of Uecomm, a leading provider of high bandwidth data services to governments, large corporations and other carriers and telecommunications service providers, will further strengthen Optus' offerings to its corporate customers.

The financial year also saw Optus cement its position as Australia's leading satellite provider. New satellite contracts included a 15-year multi-million dollar deal with Sky TV, a three-year deal with the Australian Department of Foreign Affairs and Trade, a 10-year multi-million dollar deal with the ABC, a four-year deal with PanAmSat, a two-year deal with Orica, and a three-year deal with Theiss.

Following the successful launch of the Optus C1 satellite in June 2003, Optus plans to launch its Optus D1 satellite from the Guiana Space Centre in Kourou, French Guiana in 2006. The Optus D1 satellite will be a significant addition to the combined resources of Optus and SingTel. Together, both companies will provide customers with greater satellite access than any other player in Asia Pacific.

▲ *In less than 12 months after launching resale DSL broadband, Optus has become the largest DSL reseller with over 125,000 subscribers. In total, Optus has 355,000 broadband subscribers and 438,000 dial-up Internet users.*

▶ *Optus strengthened its position as Australia's leading satellite provider by signing new contracts, including deals with the ABC, Orica, PanAmSat, Sky TV and Theiss.*



In August 2004, Optus Broadband Satellite, a broadband satellite solution, was launched and registered under the Federal Government Higher Bandwidth Incentive Scheme. Optus Broadband Satellite will create new lifestyle and business options for people living in rural and regional areas by providing them with fast Internet connections at affordable prices.

During the financial year, Optus also showed its commitment to enhancing its business broadband and telecommunications infrastructure to provide better services and better pricing to customers.

To this end, it announced an A$5 million investment in a business broadband network in metropolitan Adelaide in 2005. It also fulfilled its commitment to the Queensland Government with the development of the multi-million dollar *SmartNet* initiative that involved the installation of fibre optic networks and the expansion of Optus' existing network to deliver broadband services to regional towns in Queensland.

In March 2005, Optus acquired the entire share capital of Reef in Northern Queensland for an enterprise value of approximately A$93 million. The acquisition of Reef, owner of the fibre optic cable network stretching between Brisbane and Cairns, will provide Optus with the added infrastructure capacity to serve the growing demand for communications services in Queensland.

OPTUS CONSUMER AND MULTIMEDIA

Optus' competitive advantage lies in its ability to provide a range of consumer and multimedia services over its own Hybrid Fibre Coaxial ("HFC") cable network that covers 1.4 million homes in Sydney, Melbourne and Brisbane and connects over 500,000 customers. Optus also serves customers on other networks through resale agreements.

During the financial year, Optus has focused on product bundling to deliver simplicity and value to consumers. In November 2004, it launched an aggressive broadband campaign offering up to four months of free broadband access for consumers who also took up its telephony and mobile services. More recently, Optus announced one of the lowest HomeCap telephony plans in Australia, offering A$120 worth of long distance calls for A$39 per month.

The focus on offering simple but differentiated product plans has driven subscriber and revenue growth for Optus. As at end-March 2005, Optus had 493,000 residential telephony customers on the HFC network with 68 per cent taking up multiple Optus products. It also had 355,000 broadband subscribers and 438,000 dial-up Internet users.

In less than 12 months since launching resale Digital Subscriber Line ("DSL") broadband, Optus has become the largest DSL reseller with over 125,000 subscribers.

In February 2005, Optus started a technology trial for wireless broadband in Sydney. The trial sets the stage for Optus to deliver innovative services and to bring the very best technology to consumers and businesses.

Optus will continue to challenge the incumbent's market dominance and capture scale in broadband and telephony. It is well positioned to multiply and retain its customer base through product innovation, highly effective broadband bundling offers and superior customer service.


TELKOMSEL
kartuHALO
Grha Pari Sraya
Service Center
GraPARI

Our regional mobile associates – AIS, Bharti, Globe and Telkomsel – continued to reap strong returns, contributing S$1.19 billion in underlying pre-tax earnings to the Group. Together, SingTel, Optus and the four associates have 65 million mobile subscribers, the largest mobile base in Asia, outside China.

BUSINESS ACROSS ASIA

REGIONAL MOBILE SERVICES

We have strategic investments in several associates across Asia Pacific, including AIS, Bharti, Globe and Telkomsel. These regional operators occupy leading positions in their respective mobile markets where strong penetration is contributing to rapid growth in profits. We now serve 65 million mobile customers in Singapore, Australia, India, Indonesia, the Philippines and Thailand.

During the financial year, we took a major step towards strengthening our overseas operations. In November 2004, SingTel and Optus, together with three of our four associates and leading operators in Hong Kong, Malaysia and Taiwan, signed an agreement to form a regional mobile alliance called Bridge Mobile Alliance. The alliance will operate through a Singapore-incorporated company, Bridge Mobile Pte Ltd ("Bridge Mobile").

As the largest mobile joint venture in the Asia Pacific region, Bridge Mobile will invest to build a shared regional mobile infrastructure and common service platform. The joint venture company aims to bring significant commercial benefits and economies of scale to the partners. It will also create a seamless and consistent delivery of regional mobile services across geographical borders, thus enhancing the mobile experience for customers when they roam from one country to another.

CORPORATE BUSINESS

Our extensive infrastructure in the region, excellent knowledge and carrier relationships in the regional markets, and network of 35 SGOs in 17 countries and territories throughout Asia Pacific, Western Europe and North America mean that we have very strong capabilities to support companies that are already operating in or seeking to enter Asia, including the world's two most populous nations – China and India.

During the financial year, we continued to focus on forging strategic alliances and partnerships with major telecommunications network and service providers. This enhances our ability to meet the demands of our customers for global connectivity and high quality managed network solutions.

Our new partners included CPCNet Hong Kong and Samsung Networks in North Asia, Royal KPN in Europe, Virtela Communications and WilTel Communications in North America, and Telefonica in Latin America.

Leading global companies also continue to entrust their communications network requirements to us. During the financial year, the world's second largest maker of luxury cars, the BMW Group, chose SingTel to provide, manage and support its telecommunications network throughout Asia Pacific and back to its headquarters in Europe. Leading German logistics giant, Schenker, also selected SingTel's *ConnectPlus IP-VPN* network to link 64 of its 94 offices and locations across Asia Pacific.

Today, 20 per cent of SingTel's corporate data revenue (excluding Optus) comes from overseas. Our goal is 50 per cent in three to five years' time. To achieve this target, our SGOs in the liberalised markets, besides acting as single points of contact and providing local support for our customers, are aggressively stepping up their sales and marketing efforts.

A series of customer events and seminars was organised in Europe, Hong Kong, India, Japan, Singapore, South Korea, Taiwan and USA during the financial year to raise our profile in these markets and to showcase our solutions and capabilities.

In addition, our SGOs are working closely with their local channel partners to develop new business opportunities. SGO (Japan), for instance, successfully secured a contract with a Japanese company in January 2005 that allowed satellite TV viewers in Japan to watch the Australian Open – Australia's biggest tennis event – 'live' for the first time over fibre optic cables, using dedicated circuits from SingTel and Optus.




mobile
move
Web on mobil
DIRECTOR
CAMERA
DATE

Globe, one of the largest mobile communications service providers in the Philippines, continues to show steady growth. As at 31 March 2005, Globe had 13 million mobile subscribers, an increase of 42 per cent from a year ago.

AIS, the largest mobile communications operator in Thailand, grew its mobile subscriber base by 12 per cent to 15.5 million as at 31 March 2005. It leads the market with a 57 per cent share.

NETWORK AND INFRASTRUCTURE

Our extensive telecommunications infrastructure comprises sophisticated satellite networks and submarine cable systems throughout Asia Pacific that effectively bring the rest of the world closer to the region.

Satellites

We are the largest satellite operator in the Asia Pacific region (excluding Japan), providing access to more than 25 geo-stationary satellites.

During the financial year, our satellite infrastructure was enhanced when we leased six transponders on the new APSTAR V for the operational life of the satellite which is expected to exceed 13 years. APSTAR V will further boost our ability to provide our corporate customers with high quality satellite services.

Manufactured by Space Systems/Loral and launched on a SeaLaunch vehicle from the Pacific Ocean on 29 June 2004, the high-powered satellite is fully operational at 138 degrees East longitude and is equipped with C-band and Ku-band transponders that offer extensive coverage over the Asia Pacific region, including Hawaii.

Submarine Cables

The financial year also saw the commencement of construction of the South East Asia-Middle East-Western Europe 4 ("SEA-ME-WE 4") submarine cable. SingTel and 15 international telecommunications carriers signed the supply contract to build the US$500 million cable system in response to increased bandwidth demand in South East Asia, the Middle East and Western Europe.

Spanning about 20,000 kilometres across the globe, SEA-ME-WE 4 will carry telephone, Internet and various broadband data streams and provide ultra-fast connectivity for the rapidly growing international telecommunications traffic.

SEA-ME-WE 4 is expected to be ready for service in the fourth quarter of 2005.



Bharti, India's leading private sector provider of telecommunications services, is SingTel's fastest growing associate. Last year, it grew its subscriber base by 66 per cent to 11.8 million customers.

GROUP FIVE-YEAR FINANCIAL SUMMARY

	Financial Year ended 31 March				
	2005	2004	2003	2002*	2001*
Income Statement (S$ million)					
Group operating revenue	**12,617**	11,995	10,259	7,269	4,926
SingTel	**4,046**	4,045	4,731	4,923	4,926
Optus	**8,571**	7,949	5,528	2,347	n.a.
Optus (A$ million)	**6,920**	6,609	5,550	2,491	n.a.
Group operational EBITDA	**4,662**	4,288	3,743	3,057	2,604
SingTel	**1,992**	2,008	2,396	2,587	2,604
Optus	**2,669**	2,280	1,346	470	n.a.
Optus (A$ million)	**2,155**	1,892	1,350	499	n.a.
Share of associates' earnings	**1,260**	1,120	1,032	241	349
Net profit after tax	**3,268**	4,485	1,401	1,631	2,006
Underlying net profit**	**3,060**	2,517	n.a.	n.a.	n.a.
Cash Flow (S$ million)					
Group free cash flow***	**3,062**	3,295	2,103	32	1,777
SingTel	**1,526**	1,926	1,488	(47)	1,777
Optus	**1,536**	1,369	615	79	n.a.
Optus (A$ million)	**1,234**	1,106	551	73	n.a.
Capital expenditure (cash)	**1,428**	1,300	1,668	2,999	1,762
Balance Sheet (S$ million)					
Total assets	**35,333**	36,857	33,671	35,350	16,205
Shareholders' funds	**19,271**	19,752	15,470	14,579	8,758
Net debt/(cash)	**6,631**	7,109	9,563	9,862	(3,095)
Key Ratios					
Proportionate EBITDA from outside Singapore (%)	**66**	66	51	28	19
SingTel operational EBITDA margin (%)	**49.2**	49.6	50.7	52.6	52.9
Optus operational EBITDA margin (%)	**31.1**	28.7 #	24.4	20.0	n.a.
Return on invested capital (%)	**16.2**	14.9	13.4	10.5	n.a.
Return on equity (%)	**16.8**	25.5	9.3	14.0	22.3
Return on total assets (%)	**9.1**	13.1	3.2	6.3	13.4
Net debt to EBITDA (number of times)	**1.1**	1.2	1.9	2.7	n.a.
EBITDA to net interest expense (number of times)	**15.1**	13.8	10.1	23.7	n.a.
Per Share Information (cents)					
Earnings per share – basic	**19.01**	25.15	7.86	9.76	13.00
Earnings per share – underlying net profit**	**17.80**	14.12	n.a.	n.a.	n.a.
Net assets per share	**115.86**	110.67	86.78	81.79	56.82
Dividend per share – ordinary	**8.0**	6.4	5.5	5.5	5.5
Dividend per share – special	**5.0**	–	–	–	7.5

Notes:
(1) Certain comparatives have been restated to conform to current year's presentation.
(2) n.a. denotes not applicable/not available.

* SingTel began to consolidate Optus' financial results with effect from 1 October 2001. Accordingly, figures for the financial year ended 31 March 2001 do not include Optus; and figures for the financial year ended 31 March 2002 included six months of Optus.

** Underlying net profit is defined as net profit before goodwill, exceptional items, net contribution of Belgacom, and exchange differences on loan to Optus, net of hedging.

*** Free cash flow refers to cash flow from operating activities less cash capital expenditure. In the financial year ended 31 March 2002, SingTel's free cash flow was impacted by the construction of the C2C cable project.

Figure includes one-off revenue and cost associated with the C1 Defence contract.

MANAGEMENT DISCUSSION AND ANALYSIS

Group	Financial Year ended 31 March		Change (%)
	2005 (S$ million)	2004 (S$ million)	
Operating revenue	**12,617**	11,995	5.2
Operational EBITDA	**4,662**	4,288	8.7
Share of associates' ordinary earnings [1]	**1,252**	974	28.6
EBITDA	**6,259**	5,745	8.9
Net profit after tax	**3,268**	4,485	-27.1
Underlying net profit [2]	**3,060**	2,517	21.6
Underlying earnings per share (cents)	**17.80**	14.12	26.1

[1] *Excludes the pre-tax contribution of Belgacom which ceased to be equity accounted from 1 April 2004.*

[2] *Underlying net profit is defined as net profit before goodwill, exceptional items, net contribution of Belgacom, and exchange differences on loan to Optus, net of hedging.*

GROUP

For the financial year ended 31 March 2005, the Group's operating revenue rose 5.2 per cent to a record S$12.62 billion. EBITDA grew 8.9 per cent to S$6.26 billion.

Underlying net profit after tax was S$3.06 billion, an increase of 22 per cent. Underlying earnings per share grew 26 per cent to 17.8 cents, partly due to a smaller capital base following the completion of the capital reduction exercise in September 2004. Net profit after tax was lower by 27 per cent at S$3.27 billion, mainly due to exceptional gains recorded on the divestment of Belgacom in the previous financial year.

On a proportionate basis, our operations outside Singapore accounted for 74 per cent of the Group's enlarged revenue and 66 per cent of the Group's enlarged EBITDA.

SINGAPORE

Our Singapore business stabilised after three years of decline. Operating revenue of S$4.05 billion was in line with the revenue in the previous financial year. As a result of careful cost management, operational EBITDA margin was maintained at 49 per cent. Underlying net profit increased 15 per cent to S$2.26 billion.

Data and Internet revenue grew 6.7 per cent to S$1.20 billion, due to improvements in both data services and Internet-related revenues. Revenue from international leased circuits, the second largest component of data services revenue, increased as the strong demand for bandwidth offset the fall in bandwidth prices.

We maintained our position as the market leader in broadband. As at 31 March 2005, the number of broadband lines stood at nearly 300,000, up 16 per cent from a year ago.

Singapore	Financial Year ended 31 March		Change
	2005 (S$ million)	2004 (S$ million)	(%)
Operating revenue by service:			
Data and Internet	**1,195**	1,120	6.7
Mobile communications	**822**	822	**
International telephone	**655**	756	-13.4
IT and engineering	**620**	536	15.7
National telephone	**519**	561	-7.5
Others	**236**	251	-5.9
Total	**4,046**	4,045	**

** *Denotes less than 0.05 per cent.*

In **mobile communications**, the launch of our new *3loGy* initiative provided more than 5,000 customers with 3G services such as video calls across our mobile, fixed-line and broadband platforms. Increased marketing activities also sustained the momentum of acquiring new mobile customers. As at 31 March 2005, SingTel had 1.57 million customers, an increase of 3.3 per cent. Our share of the postpaid market remained steady at 43 per cent. Postpaid churn rate continued to be low at 1.2 per cent and data usage was 19 per cent of cellular revenue, both at best-in-class levels. Revenue from mobile communications was stable year-on-year at S$822 million.

Revenue from **international telephone** services declined 13 per cent to S$655 million as the average collection rate fell. Unlike the initial years of liberalisation, when declines in rate were partially offset by higher volumes, call minutes fell this year. However, margins improved as a result of conscious efforts to reduce outpayment expense.

Revenue from **IT and engineering** services rose 16 per cent to S$620 million. Business traction in overseas markets, such as Australia and Greater China, continued to gain momentum. Approximately 18 per cent of IT revenue was sourced from outside Singapore, up from 13 per cent a year ago. Overseas business grew more than 50 per cent, albeit from a small revenue base, compared to a 7 per cent growth registered by the Singapore-based business. NCS continues to make good progress as it implements its regional growth strategies.

Revenue from **national telephone** services fell 7.5 per cent to S$519 million, reflecting a 1.9 per cent decline in the number of fixed lines and lower voice and Internet dial-up traffic as customers migrated to mobile and broadband services.

We continued to manage our **operating expenses** in a prudent manner with operating expenses increasing just 0.4 per cent. Declines in staff costs and traffic expenses offset increases in selling and administrative expenses and cost of sales.

Australia	Financial Year ended 31 March		Change
	2005 (A$ million)	2004 (A$ million)	(%)
Operating revenue by division:			
Optus Mobile	**3,817**	3,445	10.8
Optus Business	**1,142**	1,282	-10.9
– excluding C1 Defence contract	***1,142***	*1,030*	*10.8*
Optus Wholesale	**484**	449	7.8
Optus Consumer and Multimedia	**1,532**	1,490	2.8
Less: Inter-divisional revenue	**(55)**	(58)	-4.2
Total	**6,920**	6,609	4.7
– excluding C1 Defence contract	***6,920***	*6,357*	*8.9*

AUSTRALIA

In Australia, Optus executed a dramatic turnaround over the last three years and is now making a significant contribution to the Group's earnings and cash flows. For the financial year, it delivered underlying net profit of A$648 million, an increase of 39 per cent from a year ago.

Excluding the one-off revenues and costs associated with the successful C1 satellite launch in the previous year, Optus' revenue grew 8.9 per cent, faster than the market as a whole. This was despite intense competition in the mobile and corporate segments. Optus achieved operational EBITDA growth of 16 per cent, as margin expanded from 29.3 per cent to 31.1 per cent.

Optus Mobile contributed more than half of Optus' revenue for the financial year. Its revenue grew 11 per cent to A$3.82 billion. The overall mobile customer base increased 6.6 per cent to 5.92 million as Optus continued to grow its share of the business mobile market. During the financial year, the mobile subscriber base was impacted by a one-time reduction of 369,000 prepaid customers following the introduction of a 60-day recharge expiry period. Mobile data revenue continued to grow and data represented 16 per cent of service revenue, up from 14 per cent a year ago.

Optus Business and Wholesale continued to gain market share and win customers. Overall revenue grew 10 per cent (excluding the C1 Defence contract) to A$1.63 billion despite difficult market conditions.

Optus Business revenue rose 11 per cent. Strong growth in revenues from data and Internet Protocol ("IP") and satellite contributed to the increase.

Revenue from Optus Wholesale increased 7.8 per cent, with wholesale data and IP revenue recording a healthy growth of 24 per cent.

Optus Consumer and Multimedia continued its strong growth trajectory, as its broadband customer base grew 206,000 to 355,000 as at 31 March 2005. Optus' retail broadband market share exceeded 20 per cent as at 31 March 2005. Bundling rates continued to improve, with almost 70 per cent of HFC telephony customers and nearly 50 per cent of local call resale customers taking up more than one Optus product.

Once regulatory negotiations are completed, Optus plans to introduce unbundled local loop to channel more traffic onto its own network. This has the potential to improve net margins in the medium term, after an initial dilution in margin from start-up costs.

Operating expenses as a percentage of operating revenue (excluding the C1 Defence contract) declined to 69 per cent from 71 per cent a year ago.

ASSOCIATES

Our overseas investments continued to report very strong results. For the financial year, the Group's share of underlying pre-tax earnings from the ordinary operations of associates was S$1.25 billion, an increase of 29 per cent compared to the previous financial year. The main driver of the growth in earnings was our regional mobile associates – AIS, Bharti, Globe and Telkomsel – which together recorded a share of pre-tax ordinary earnings of S$1.19 billion, an increase of 28 per cent year-on-year. Excluding Belgacom, post-tax earnings from associates grew 44 per cent to S$945 million.

The number of mobile customers served by SingTel, Optus and the regional mobile associates increased 37 per cent to 65 million as at 31 March 2005, making it the biggest mobile subscriber base in Asia, outside of China. In these markets, analysts expect more than 230 million new mobile customers over the next five years, driven mainly by growth in India and Indonesia where current mobile penetration rates are low.

The Group continued to receive an increasing portion of returns from its associates in the form of cash dividends. During the financial year, this amounted to S$355 million, of which dividends from the regional mobile associates accounted for S$303 million, an increase of 36 per cent.

CASH FLOW

Group	Financial Year ended 31 March		Change
	2005 (S$ million)	2004 (S$ million)	(%)
Net cash inflow from operating activities	**4,490**	4,595	-2.3
Net cash inflow from operating activities (adjusted) [(1)]	***4,490***	*4,214*	*6.5*
Purchases of property, plant and equipment	**(1,428)**	(1,300)	9.8
Purchase of investments (current and non-current)	**(987)**	(688)	43.4
Proceeds from sale of non-current investments	**2,618**	1,157	126.2
Proceeds from sale of property, plant and equipment	**318**	41	@
Others	**57**	15	274.8
Net cash inflow/(outflow) from investing activities	**579**	(775)	n.m.
Payment for share capital reduction	**(3,010)**	–	n.m.
Dividends paid to shareholders	**(915)**	(765)	19.7
Decrease in borrowings	**(437)**	(363)	20.4
Others	**(567)**	(480)	18.3
Net cash outflow from financing activities	**(4,929)**	(1,607)	206.7
Free cash flow	**3,062**	3,295	-7.1
Free cash flow (adjusted) [(1)]	***3,062***	*2,914*	*5.1*
Cash capital expenditure as a percentage of operating revenue	**11.3%**	10.8%	

(1) *Cash flow excluded non-recurring dividends of S$381 million received from Belgacom and SingPost in the previous financial year.*

@ *denotes more than 500 per cent.*

n.m. *denotes not meaningful.*

Operating Activities

Group cash flow from operations amounted to S$4.49 billion, reflecting healthy profit growth.

Investing Activities

The Group spent S$1.43 billion on property, plant and equipment which represented 11 per cent of operating revenue. Investing cash outflows included the acquisition of equity interests in Uecomm, Reef and Globe and the purchase of short-term investments. Major investing cash inflows included sale proceeds from the divestment of Belgacom in March 2004 and participation in Globe's share buy-back offer. Proceeds from the disposals of property, plant and equipment included S$298 million from the sale of certain properties to A-REIT.

Financing Activities

The capital reduction exercise in September 2004 resulted in 7.1 per cent of SingTel's issued shares being cancelled at a total cash consideration of S$3.01 billion. A final dividend of S$915 million in respect of the previous financial year was paid during the year.

Free Cash Flow

The Group continued to generate strong positive free cash flow totalling S$3.06 billion, with equal free cash flow contributions from SingTel and Optus.

CAPITAL MANAGEMENT

The Group constantly reviews its capital structure to balance capital efficiency and financial flexibility. Strong operating performance and cash flows have enabled the Group to enhance financial liquidity which provides flexibility for further investments. Due to the opportunistic nature of strategic investments, there may be short-term inefficiencies in the capital structure as SingTel continues to review acquisition opportunities in the Asia Pacific region.

With strong free cash flow generation, the Group's net debt had declined over the last three years. Net debt gearing ratio had fallen to a comfortable 25.6 per cent as at 31 March 2005. The average maturity of the Group's borrowings had shortened in recent years as we had been able to pay down existing debt without seeking new loans.

Group net debt was 1.1 times Group EBITDA, while Group EBITDA was 15.1 times net interest expense. These credit ratios are within leveraged commitments made to bond investors in 2001.

The Group has one of the strongest credit ratings among telecommunications companies in Asia and we are committed to maintaining our strong investment grade credit ratings. SingTel is currently rated A+ by Standard & Poor's and A1 by Moody's Investors Service.

GROUP DEBT


S$ million
11,000
9,000
7,000
5,000
10,512
9,563
10,271
7,109
9,934
6,631
FY02/03
FY03/04
FY04/05


Gross Debt
Net Debt *

* *Gross debt less cash and bank balances.*

GROUP DEBT METRICS


Years
%
8
6
4
2
40
30
20
10
7.5
38.0
6.6
6.0
FY02/03
FY03/04
FY04/05


Average Maturity of Borrowings
Net Debt Gearing Ratio **

** *Defined as net debt to net capitalisation.*

Group	Financial Year ended 31 March			[illegible]
	2005	[illegible]	2003	[illegible]
Net debt to EBITDA (number of times)	**1.1**	1.2	1.9	1.5 to 2.0
Interest cover [1] (number of times)	**15.1**	13.8	10.1	8.0 to 10.0

(1) *Defined as EBITDA to net interest expense (i.e., interest expense less interest income).*

CRITICAL ACCOUNTING POLICIES

The Group prepared the financial statements in accordance with Singapore Financial Reporting Standards ("FRS"), which are the same, in material respects, to International Financial Reporting Standards.

The significant accounting policies of the Group are provided in Note 2 to the Financial Statements on page 92. The preparation of financial statements requires the use of estimates and judgements that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The matters discussed below are considered to be most critical in understanding the judgements that are involved in preparing the financial statements.

REVENUE RECOGNITION

Management judgement is required to determine if and how revenue should be recognised, such as when signing contracts for sales of Indefeasible Rights of Use, swap contracts for infrastructure, capacity and services, and in assessing the degree of completion in service and construction contracts.

IMPAIRMENT OF ASSETS

Recoverability of assets requires assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. Forecasts of future cash flows are based on our estimates of future revenues and operating expenses using historical and industry trends, general market conditions, forecasts and other available information. Such assumptions are subject to review by management and the Audit Committee.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment represent a significant proportion of the asset base of the Group. Hence, the estimates and assumptions used to determine the expected useful lives and residual values at the end of their lives may result in material changes to the depreciation charge.

SHARE-BASED PAYMENT

The Group complies with FRS 102, Share-based Payment, where equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. At each balance sheet date, the Group revises estimates of the number of performance shares that participants are expected to receive based on non-market vesting conditions.

The assumptions of the valuation model used to determine the fair values are set out in Note 4.2.2 to the Financial Statements on page 103.

INCOME TAXES

Significant management judgement is required in determining current tax liabilities as well as provisions for deferred tax liabilities and assets, in particular the valuation of deferred tax assets. We must also assess the likelihood that the deferred tax assets will be utilised against future taxable income, and this involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

CONTINGENT LIABILITIES

Determination of the treatment of contingent liabilities in the financial statements is based on management's view of the expected outcome of the applicable contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside the Group with respect to matters in the ordinary course of business.

SHAREHOLDER RETURNS

SingTel is committed to improving shareholder returns. Management remuneration is pegged closely to the Group's performance. We have in place performance share plans where share awards are vested upon achievement of Total Shareholders' Return and Return On Invested Capital targets. More details are set out under 'Corporate Governance Report – Remuneration' on pages 66 to 71.

As part of our initiative to optimise our level of debt and maximise shareholders' value, the Group returned S$3.01 billion to shareholders via a capital reduction in 2004. The capital reduction, together with improved operational performance, had lifted the underlying earnings per share.

RETURN ON INVESTED CAPITAL


%
20
15
10
5
0
13.4
14.9
16.2
FY02/03
FY03/04
FY04/05

UNDERLYING EARNINGS PER SHARE [1]


S¢
20
15
10
5
0
14.12
17.80
FY03/04
FY04/05

[1] *Not computed before FY03/04.*

SHAREHOLDER PAYOUT

SingTel has a track record of generous shareholder payout. We remain committed to paying between 40 per cent and 50 per cent of underlying earnings. If exceptional gains result in significant cash inflows, the Board will review alternative capital management strategies. For the financial year ended 31 March 2005, the Board has recommended a final gross dividend of 8 cents a share and a special dividend of 5 cents a share, totalling S$2.16 billion. This will bring total shareholder payout to approximately S$17 billion since our listing in 1993, representing approximately 70 per cent of earnings over the same period.


S$ billion
Shareholder Payout
5
4
3
2
1
0
Special dividends following compensation payments from IDA
S$3.01 billion capital reduction
S$832 million special dividend
S$1.33 billion ordinary dividend
2.7
2.1
4.1
2.2
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Ordinary Dividend
Special Dividend and Capital Reduction

SHARE PRICE PERFORMANCE

SingTel shares rose 10 per cent between 1 April 2004 and 31 March 2005, outperforming both the MSCI World Telecommunications Index as well as the MSCI Asia Pacific Telecommunications Index.

SINGTEL SHARE PRICE PERFORMANCE 1 April 2004 to 31 March 2005



20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
STI Index, 14%
SingTel – SGX, 11%
SingTel – ASX, 10%
MSCI World Telecommunications Index, 6%
MSCI Asia Pacific Telecommunications Index, -7%

RISK FACTORS

The financial performance and operations of our businesses within and outside Singapore are influenced by a range of risk factors, many of which are beyond the control of SingTel and the SingTel Board. Many of these factors also affect the businesses of other companies operating in the telecommunications industry and in other industries, both within and outside Singapore.

ECONOMIC RISKS

Changes in economic conditions within and outside Singapore may have a material adverse effect on the demand for telecommunications services and hence, on the financial performance and operations of the Group.

POLITICAL RISKS

Some of the countries in which we operate and have investments have experienced or continue to experience political instability. The continuation or re-emergence of such political instability in the future could have a material adverse effect on economic or social conditions and hence, on the ownership, control and condition of the Group's assets in those areas.

REGULATORY RISKS

The Group's operations in Singapore and our international operations and investments are subject to extensive government regulation which may limit our flexibility to respond to market conditions, competition, new technologies or changes in the Group's cost structure. Government policies relating to the telecommunications industry and the regulatory (including taxation) environment in which we operate may change. Such changes could have a material adverse effect on the Group's financial performance and operations.

COMPETITIVE RISKS

The telecommunications market in Singapore is becoming increasingly competitive. As a result, we have lost market share in some key markets and the prices of some of our products and services have fallen. These trends may continue due to intensifying competitive activity, new market entrants and regulation that requires us to allow our competitors access to our networks.

The operations of our international businesses are also subject to highly competitive market conditions. There is a regional and global market for many of the services that we provide, particularly international communications and data services offered to business customers. The quality of, and rates for these services can affect a potential business customer's decision to subscribe to the Group's services, to locate or expand its offices or communications facilities in Singapore, or to use Singapore as a transit hub for its communications. Prices for some of these services have shown significant declines in recent years and are anticipated to continue to decline at similar rates as a result of capacity additions and general price competition.

REGIONAL EXPANSION RISKS

Given the limited size of the Singapore market, our future growth depends on our ability to carry out our Asia Pacific expansion strategy. There are considerable risks associated with this regional expansion strategy.

- **Ability to extract synergies and integrate new investments**
  In making acquisitions, we face challenges from integrating newly-acquired businesses with our own operations, managing these businesses in markets where we have limited experience, and financing these acquisitions. There is no assurance that the Group will be able to generate synergies from regional acquisitions and that these acquisitions will not become a drain on the Group's management and capital resources.

- **Partnership relations**
  The success of our international investments depends, to a large extent, on our relationship with, and the strength of, our investment partners. There is no assurance that the Group will be able to maintain these relationships nor that our investment partners will remain committed to their partnerships with the Group.

- **Ability to make further acquisitions**
  We continuously look for investment opportunities that could contribute to our regional expansion strategy. There is no assurance that the Group will be successful

in making further acquisitions due to the limited availability of opportunities, competition for the available opportunities from other potential investors, foreign ownership restrictions, government policies, political considerations and the specific preferences of sellers.

TECHNOLOGY RISKS

The telecommunications industry is undergoing rapid and significant technological changes. These changes may materially affect our capital expenditure and operating costs as well as the demand for our products and services.

We have invested substantial capital and other resources in the development and modernisation of our networks and systems. Technological changes continue to reduce the costs, and expand the capacities and functions of new infrastructure capable of delivering competing products and services, resulting in lower prices and more competitive and innovative products and services. These changes may require us to replace and upgrade our network infrastructure. As a result, the Group may be required to incur significant additional capital expenditure in order to maintain the latest technological standards and remain competitive against newer products and services.

PROJECT RISKS

The telecommunications industry is highly capital intensive. We incur substantial capital expenditure in constructing and maintaining our network infrastructure projects. These projects are subject to risks associated with construction, supply and installation of the applicable network infrastructure. The projects are also subject to risks associated with sale of capacity on the completed project infrastructure, including risks of default, disputes, litigation and arbitration involving contractors, suppliers, customers and other third parties.

In addition, we face risks of loss of, or damage to, network infrastructure from natural and man-made causes which are outside our control. Losses and damage caused by risks of this nature may significantly disrupt our operations and may materially and adversely affect our ability to deliver our services to customers.

ELECTROMAGNETIC ENERGY RISKS

Concerns have been expressed relating to the possible adverse health consequences associated with the operation of mobile communications devices due to potential exposure to electromagnetic energy.

While there is no substantiated evidence of public health effects from exposure to the levels of electromagnetic energy typically emitted from mobile communications devices, there is a risk that an actual or perceived health risk associated with mobile communications could result in:

- litigation against SingTel and our associates;
- reduced demand for mobile communications services; and
- restrictions on the ability of SingTel and our associates to deploy our mobile communications networks as a result of government environmental controls which exist or may be introduced to address this perceived risk.

FINANCIAL RISKS

The Group is exposed to a variety of financial risks, including foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage our exposure to such risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

The Group's financial risk management is discussed in detail in Note 39 to the Financial Statements on page 138.


A successful company must also be a responsible corporate citizen. Therefore, we participate in the wider society and place high priority on our corporate social responsibility to the communities where our employees work and live.

CORPORATE SOCIAL RESPONSIBILITY

Our commitment to corporate social responsibility is important in our strategic goal to be a responsible business. We value the communities that support us and, just as we constantly seek ways to improve our environmental, operational and business performance, we look for ways to best support the communities where our employees live and work. We also place a high priority on being a responsible participant in the wider society.

The SingTel Group's corporate social responsibility policies and activities are focused on environmental and social matters. We are committed to installing, operating and maintaining a high quality telecommunications network with minimal impact on the natural and built environment.

In Australia, Optus maintained very high standards of environment assessment and implementation in its construction activities. Optus has had an environmental management system since 1995. It is now moving to a broader-based online environment awareness training programme for construction staff.

Our philanthropic and sponsorship programmes are diverse and effective and we actively assist community projects, the arts, sports and education, as well as participate in emergency situations with national or regional impact such as the Severe Acute Respiratory Syndrome outbreak in 2003 and the 26 December 2004 earthquake and tsunami. The breadth of our commitment is also demonstrated by our encouragement and support for our employees and stakeholders to be involved in community and fund-raising activities.

We are also dedicated to improving the working environment of our employees through a range of initiatives that include health and well-being as well as training and development programmes.

SINGAPORE

In Singapore, the SingTel *Touching Lives Fund* is our annual corporate philanthropic programme. Now in its third year, the Fund has a special focus on supporting charities that provide assistance to less privileged children and young persons as well as those with special needs.

During the financial year, the Fund raised a total of S$2.25 million through a series of activities that included a charity bun-baking event, a charity golf event and an employee donation drive. The amount collected included SingTel's pledge of S$1.25 for every dollar of public and employee donation received for the Fund – a contribution that was made in conjunction with our celebrations to mark the 125th anniversary of the first phone call in Singapore.

Beneficiaries of the Fund in 2004 were the Asian Women's Welfare Association – TEACH ME Programme, HELP Family Service Centre, MINDS Yio Chu Kang Gardens School, Rainbow Centre and Spastic Children's Association School.

We continued to give an annual donation to the National Council of Social Service to meet the telecommunications needs of its charities. The grant for the financial year has been well utilised in areas like helplines and counselling sessions.

We are also actively committed to the arts through our on-going support for local artists and their works, and the Yong Siew Toh Conservatory of Music Scholarship Fund. Our support has enabled the Conservatory to recruit students of the highest calibre from Asia Pacific to pursue their tertiary programmes in music in Singapore. As a result of our sponsorship over four years, three talented scholars from the Philippines, Singapore and Thailand are currently pursuing their music education at the Conservatory.

AUSTRALIA

In Australia, Optus is committed to giving back to society by supporting a range of community, arts and sports programmes.

Being a relatively young organisation, Optus focuses on youth charities for its community support. These include Kids Help Line – a 24-hour telephone and online counselling service for children and young people in Australia, and the Starlight Children's Foundation that aims to brighten the lives of seriously ill and hospitalised children throughout Australia. Optus also supports the Juvenile Diabetes Research Foundation that is dedicated to finding a cure for diabetes and its complications through the support of medical research.

As the Principal Education and Youth Sponsor of The Bell Shakespeare Company, Optus' sponsorship has enabled the

national touring theatre company to expand its education activities and reach more students in schools across Australia. In April 2004, it assisted the theatre company to broadcast a Shakespearean performance, through Interactive Distance Learning via the Optus Satellite, from a studio in Darwin to remote schools in the outback Northern Territory for the first time.

Optus is also the Presenting Sponsor of Cirque du Soleil's 'Quidam' Australian Tour 2004/2005.

Optus continued to help Australian tennis grow through its sponsorship of the sport for the fifth successive year. As well as Optus Team Tennis Australia, it has increased its commitment during the financial year to cover the Australian Open, the Optus Junior Tennis Tour and the Optus National Squad. It also continued to support the Carlton, Sydney Swans and West Coast Eagles Australian Football League Clubs.

During the financial year, Optus launched its 'Answering The Call' programme that enables employees to make pre-tax donations to charity. This initiative is significant as it engages employees to support Optus' community work and makes it easy for them to give to the charity that they select. Optus will match employee donations, up to A$100,000, for each financial year.

26 DECEMBER 2004 EARTHQUAKE AND TSUNAMI

The earthquake and tsunami that occurred on 26 December 2004 impacted many countries in the region where the SingTel Group has operations, including India, Indonesia and Thailand.

In response to the natural catastrophe, the Group initiated the 'Helping Our Neighbours' project to raise funds to help families and individuals in the neighbouring countries who were affected by the earthquake and tidal waves. The Group – including Optus and NCS – and employees rallied together to raise close to S$600,000. In addition, we set up free hotlines in Singapore to facilitate donations from members of the public. Altogether, the project raised S$1.5 million for relief and reconstruction.

We also provided free mobile, Blackberry® and satellite phone services to non-profit agencies such as the Singapore Red Cross Society and Young Men's Christian Association of Singapore to support their relief efforts in the affected countries. NCS employees were also on hand to lend their expertise to the Ministry of Foreign Affairs and Ministry of Defence in their emergency relief operations.

In Australia, Optus donated mobile and satellite phones to many of the medical professionals treating the sick and injured in Banda Aceh, Indonesia. It also participated in Australia's first 'Australian Telcos Unite' initiative that saw mobile phone operators in the country rallying together to set up special phone numbers for mobile customers to make donations via SMS. The nationwide project raised A$1.9 million for the World Vision's Tsunami Relief Appeal.


SingTel
SingTel
Beneficiaries of SingTel Touching Lives Fund 2004
S2.25 Million

Through the SingTel Touching Lives Fund, the Group was able to raise S$2.25 million to support charities that assist less privileged children and those with special needs.

OUR PEOPLE

At the end of March 2005, the SingTel Group employed 19,155 people worldwide, with 8,674 in Singapore, 9,109 in Australia and 1,372 in the rest of the world. Our people are the secret to our success and wherever we operate, we seek to be an employer of choice. We demonstrate this in a number of ways.

COMPETITIVE REMUNERATION

We provide performance-based rewards and competitive remuneration for the contributions of our people to the business.

A key initiative in 2004 was the signing of a new Collective Agreement with the Union of Telecoms Employees of Singapore for more than 76 per cent or 5,000 employees of the SingTel Group. The new Agreement ensures that our total remuneration package, including employee benefits, remains competitive and relevant with current market practices. The Agreement covers enhancements in areas such as work allowances, flexible benefits and retirement awards.

TRAINING AND DEVELOPMENT

We continue to place emphasis on the development of our people. In Singapore and Australia, we devoted S$26 million to a variety of training programmes during the financial year to help our people further their technical, supervisory and managerial skills. For example, the SingTel Management School was launched last year to train managers across different levels to improve their leadership abilities and nurture their teams. Such efforts will ensure that our people stay relevant in a dynamic work environment and that they keep abreast of new technologies in our constant pursuit to delight our customers.

WORK-LIFE BALANCE

We believe that balancing work and life will bring benefits to our people and our organisation.

To this end, we announced a new Flexi-Family Leave Scheme in Singapore in July 2004 that gave permanent employees five working days in a year to attend to the needs of their families. We also granted more concessions to expectant mothers on the use of their maternity leave.


SingTel

△ *During the year, the Group invested S$26 million on various training programmes to help our staff improve their technical, supervisory and managerial skills.*

In Australia, Optus introduced a range of family-friendly and employee wellness activities during the financial year, including seminars on parental leave, online searches for childcare facilities and the Optus Health and Wellbeing website. Families were also brought together during the Optus Family Days.

CORE VALUES

During the year, we realigned our core values in our commitment to continually reinvent ourselves. Our core values of Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence provide our employees with a common understanding of where the SingTel Group is going and a common way of doing things.

Various communications channels, including in-house publications, email, Intranet sites, posters and calendars, were employed during the financial year to promote the core values across the Group.

NEW HOME FOR OPTUS EMPLOYEES

In November 2004, Optus announced that it would relocate to a new, state-of-the-art, campus-style headquarters in North Ryde, Sydney in 2007. The new headquarters – the largest of its kind in Australia – will provide the opportunity for all Optus offices, currently spread across several locations in Sydney, to consolidate in one central place, thereby promoting greater teamwork, collaboration and communication. The campus will also offer facilities to meet the work-life needs of more than 6,500 Optus staff.

AWARDS AND ACCOLADES

During the financial year, we were again recognised for our quality services, good transparency and corporate governance practices, excellent investor relations and active community support by leading publications, the investment community and independent organisations. The awards and accolades included the following:

SINGTEL

Asiamoney
- Corporate Governance Poll 2004
  - *Ranked Top in Singapore for Corporate Governance*

Asian MobileNews
- Awards 2004
  - *Asian Mobile Operator of the Year*

FinanceAsia
- Asia's Best Companies Poll 2005
  - *Asia's Best Managed Company (Telecommunications)*

  In Singapore:
  - *Best Managed Company*
  - *Best Chief Financial Officer: Chua Sock Koong for 4th consecutive year*
  - *Best Corporate Governance*
  - *Best Investor Relations*
  - *Best Investor Relations Representative: Gavin Hurle*

Frost & Sullivan
- Asia Pacific Technology Awards 2004
  - *Service Provider of the Year*

IE Singapore in partnership with Interbrand
- Singapore Brand Award 2004
  - *Ranked Top among Singapore's Most Valuable Brands for 3rd consecutive year*

IR Magazine
- Asia Awards 2004
  - *Grand Prix for Best Overall Investor Relations*
  - *Best Investor Relations by a Singapore Company*
  - *Best Corporate Governance*

National Council of Social Service and Community Chest
- President's Social Service Award 2004 (Corporate Category)
- Corporate Platinum Award 2004 for 3rd consecutive year

Securities Investors Association (Singapore)
- Investors' Choice Awards 2004
  - *Winner of the Singapore Corporate Governance Award (Mainboard) for 2nd consecutive year*
  - *Most Transparent Company: Overall Winner (Golden Circle Award) for 2nd consecutive year*

Total Telecom
- World Communication Awards 2004
  - *Best National Mobile Operator*

NCS

IDC
- Industry Report – December 2004
  - *Top IT Service Vendor in Singapore for 2nd consecutive year*

Singapore Health Promotion Board
- The Singapore HEALTH (Helping Employees Achieve Life-Time Health) Awards 2004
  - *Singapore HEALTH Award (Silver) for 3rd consecutive year*
  - *HEALTH Leader Excellence Award: Lee Kwok Cheong*
  - *HEALTH Promoter Award: Patrick Goh*

OPTUS

Australian Telecom Magazine
- Australian Telecom Awards 2004
  - *Telecommunications Company of the Year for 2nd consecutive year*
  - *Chief Financial Officer of the Year: Pat O'Sullivan*

Money Magazine
- Best of the Best Awards 2005
  - *Best Dial-Up Internet Access in Australia: OptusNet Pre-Paid*
  - *Best Broadband (Cable) in Australia: Optus Value 1GB*

CORPORATE GOVERNANCE REPORT

INTRODUCTION

SingTel continues to be committed to achieving high standards of corporate conduct. It recognises the importance of having in place a set of well-defined corporate governance processes to enhance corporate performance and accountability.

The listing of SingTel shares on the SGX and ASX subjects SingTel to two sets of listing rules and the requirement to report against two sets of corporate governance principles and recommendations. Where one exchange has more stringent requirements, SingTel will seek to observe the more stringent requirements.

This report describes SingTel's main corporate governance practices with reference to the SGX and ASX principles of corporate governance and best practice recommendations. Unless otherwise stated, these practices were in place for the entire financial year. In developing and reviewing its corporate governance policies and practices, SingTel has sought to adopt a balanced approach by observing the spirit, and not just the letter, of the SGX and ASX corporate governance principles, taking into account SingTel's evolving needs as well as local and international developments.

SingTel has received accolades from the investment community for Best Corporate Governance, Most Transparent Company and Best Managed Company. More details can be found under 'Awards and Accolades' on page 56. These awards give the Board and SingTel's employees confidence in SingTel's strategy for achieving high standards in its corporate governance practices.

Given SingTel's commitment to high standards of corporate governance, the Board decided, during the financial year, to adopt a more focused approach towards enhancing SingTel's corporate governance policies. It thus expanded the role of the Nominations Committee to include the development and review of SingTel's corporate governance principles and practices. With the expansion of its role, the Nominations Committee has been renamed the Corporate Governance and Nominations Committee.

BOARD MATTERS

Board's Conduct of its Affairs

The Board oversees the business affairs of the SingTel Group. It assumes responsibility for the Group's overall strategic plans and performance objectives, financial plans and annual budget, key operational initiatives, major funding and investment proposals, financial performance reviews, compliance and accountability systems, and corporate governance practices. The Board also appoints the President and CEO, approves the policies and guidelines for Board and senior management remuneration, and approves the appointment of Directors.

SingTel has established financial authorisation and approval limits for operating and capital expenditure, the procurement of goods and services, and the acquisition and disposal of investments. Apart from matters that specifically require the Board's approval – such as the issue of shares, dividend distributions and other returns to shareholders – the Board approves transactions exceeding certain threshold limits, while delegating authority for transactions below those limits to Board Committees and the Management Committee so as to facilitate operational efficiency.

The Board meets regularly. In addition to at least six scheduled meetings each year, it meets as and when warranted by particular circumstances. Eight Board meetings were held for the financial year ended 31 March 2005. Meetings via telephone or video conference are permitted by SingTel's Articles of Association. The Company Secretary attends all Board meetings and is responsible for ensuring that Board procedures are observed.

A record of the Directors' attendance at Board meetings during the financial year ended 31 March 2005 is set out on page 58.

Directors are required to act in good faith and in the interests of SingTel. All new Directors appointed to the Board are briefed on the Group's business activities, its strategic direction and policies, and the regulatory environment in which the Group operates, as well as their statutory and other duties and responsibilities as Directors.

Directors' Attendance at Board Meetings

Name of Director	Scheduled Board Meetings*		Ad Hoc Board Meetings*	
	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended
Chumpol NaLamlieng	6	6	2	2
Lee Hsien Yang	6	6	2	2
Graham John Bradley	6	6	2	1
Paul Chan Kwai Wah	6	5	2	2
Heng Swee Keat	6	5	2	1
Simon Israel	6	6	2	1
Prof Tommy Koh	6	5	2	–
John Powell Morschel	6	6	2	2
Deepak S Parekh [(1)]	5	5	1	–
Jackson Peter Tai	6	5	2	1
Nicky Tan Ng Kuang	6	6	2	1
Quek Poh Huat [(2)]	2	1	1	1

* *Refers to meetings held/attended while each Director was in office.*
(1) *Mr Deepak S Parekh was appointed to the Board on 31 May 2004.*
(2) *Mr Quek Poh Huat stepped down as a Director following the conclusion of the Annual General Meeting held on 29 July 2004.*

Board Composition and Balance

The Board currently comprises 11 Directors.

The size and composition of the Board are reviewed from time to time by the Corporate Governance and Nominations Committee, which seeks to ensure that the size of the Board is conducive to effective discussion and decision-making, and that the Board has an appropriate balance of independent Directors. The Corporate Governance and Nominations Committee also seeks to maintain an appropriate balance of expertise, skills and attributes among the Directors, including relevant core competencies in areas such as accounting and finance, business and management, industry knowledge, strategic planning, customer-based experience and knowledge, and regional business expertise. Consideration is also given to whether there are any conflicts of interests.

The composition of the Board has changed significantly in recent years. Reflecting the focus of the Group's business in the region, more than half of the Board today comprises Directors who are non-Singaporeans, namely, the Chairman, Mr Chumpol NaLamlieng, and non-executive Directors, Messrs Graham John Bradley, Simon Israel, John Powell Morschel, Deepak S Parekh and Jackson Peter Tai.

The Corporate Governance and Nominations Committee assesses the independence of each Director, taking into account the SGX and ASX corporate governance guidance for assessing independence. On this basis, Mr Lee Hsien Yang, SingTel's President and CEO, is the only non-independent Director.

A Director who has no relationship with the Group or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of his independent business judgement in the best interests of SingTel, is considered to be independent. The Chairman and, save as set out above, all other members of the Board are considered to be independent Directors.

In assessing the independence of the Directors, the Corporate Governance and Nominations Committee has examined the different relationships identified by the SGX and ASX that might impair the Directors' independence and objectivity, and is satisfied of the Directors' ability to act with independent judgement.

In particular, while Mr Paul Chan Kwai Wah is the Senior Vice President and Managing Director of Hewlett-Packard Asia

Pacific Pte Ltd ("HP"), and the HP group supplies services to, and buys services from, the Group, which might exceed S$200,000, Mr Chan has been assessed as independent because all transactions between the HP group and the Group are at arm's length. The same basis has been used in assessing the independence of Mr Jackson Peter Tai. Mr Tai is the Vice Chairman and CEO of DBS Bank Ltd ("DBS") and the DBS group supplies services to, and buys services from, the Group, which might exceed S$200,000. The Board considers that these relationships have not influenced Mr Chan's or Mr Tai's ability and willingness to operate independently and they have shown that they are independent and objective in the broader performance of their obligations as Directors.

The profile of each Director and other relevant information are set out under 'Board of Directors' on pages 12 to 15.

Chairman and CEO

There is a clear separation of the roles and responsibilities of the Chairman, Mr Chumpol NaLamlieng, and the President and CEO, Mr Lee Hsien Yang. The Chairman leads the Board and is responsible for the Board's workings and proceedings, while the President and CEO is responsible for implementing the Group's strategies and policies and the conduct of SingTel's business.

Board Membership

SingTel's Corporate Governance and Nominations Committee establishes and reviews the profile required of Board members, and makes recommendations to the Board on the appointment, re-nomination and retirement of Directors.

When the need for a new Director is identified or an existing Director is required to retire from office by rotation, the Corporate Governance and Nominations Committee will review the range of expertise, skills and attributes of the Board and the composition of the Board, identify its needs, and prepare a shortlist of candidates with the appropriate profile for nomination or re-nomination. Where necessary, the Corporate Governance and Nominations Committee may seek advice from external search consultants.

The Corporate Governance and Nominations Committee takes factors such as attendance, preparedness, participation and candour into consideration when evaluating the past performance and contributions of a Director for recommendation to the Board. However, the re-nomination or replacement of a Director does not necessarily reflect the Director's performance or contributions to the Board. The Corporate Governance and Nominations Committee may also have to take into account the need to position and shape the Board in line with the evolving needs of SingTel and its business. The Board will appoint the most suitable candidate, who will stand for election or re-election by shareholders at the next Annual General Meeting ("AGM") of SingTel. Shareholders are provided with relevant information on the candidate for election or re-election.

Directors must ensure that they are able to give sufficient time and attention to the affairs of SingTel and, as part of its review process, the Corporate Governance and Nominations Committee decides whether or not a Director is able to do so and whether he has been adequately carrying out his duties as a Director of SingTel. The Corporate Governance and Nominations Committee has also adopted an internal guideline that seeks to address the competing time commitments that may be faced when a Director holds multiple board appointments.

At each AGM, not less than one-third of the Directors (being those who have been longest in office since their appointment or re-election, and including executive Directors) are required to retire from office by rotation. In addition, a Director is required to retire at the AGM if, were that Director not to retire, the Director would, at the next AGM, have held office for more than three years. A retiring Director is eligible for re-election by shareholders of SingTel at the AGM. In addition, a Director appointed by the Board to fill a casual vacancy, or appointed as an additional Director, may only hold office until the next AGM, at which time he will be eligible for re-election by shareholders.

Board Performance

The Board and the Corporate Governance and Nominations Committee strive to ensure that Directors on the Board possess the experience, knowledge and skills critical to the Group's business, so as to enable the Board to make sound and well-considered decisions.

In addition to participating in the induction process for new Directors, the Directors participate in an annual offsite workshop with senior management to strategise and plan the Group's mid-term direction. The Directors may also attend other appropriate courses, conferences and seminars.

During the financial year, the Directors were requested to complete appraisal forms as part of the process adopted to assess the overall effectiveness of the Board. The results of the appraisal exercise were considered by the Corporate Governance and Nominations Committee which was tasked to make recommendations to the Board. The recommendations of the Committee would assist the Board in discharging its duties more effectively.

The appraisal process undertaken during the financial year focused on the evaluation of factors such as the size and composition of the Board, the Board's access to information, Board processes and accountability, Board performance in relation to its principal functions, communication with senior management, and Directors' standards of conduct. The Board has taken the view that financial indicators are not appropriate as criteria for assessing the Board's performance as the Board's role is seen to be more in formulating, rather than executing, strategy and policy.

During the financial year, the Directors were also requested to complete appraisal forms to assess each individual Director's contributions to the effectiveness of the Board. Each Director was given the opportunity to meet with the Chairman and the chairman of the Corporate Governance and Nominations Committee to discuss the appraisal exercise and other Board matters. In addition, the contributions and performance of each Director were assessed by the Corporate Governance and Nominations Committee as part of its periodic reviews of the composition of the Board and the various Board Committees. In the process, the Committee was able to identify areas for improving the effectiveness of the Board and its Committees. In relation to the Board Committees, the chairman of each Committee prepared a report on the Committee's activities for the financial year and the report was presented to the Board.

Access to Information

Prior to each Board meeting, SingTel's management provides the Board with information relevant to the matters on the agenda for the Board meeting. The Board also receives regular reports pertaining to the operational and financial performance of the Group.

The Board has separate and independent access to senior management and the Company Secretary at all times. To assist the Board in fulfilling its responsibilities, procedures are in place for Directors and Board Committees, where appropriate, to seek independent professional advice at the expense of SingTel. The Directors also receive analysts' reports on SingTel and other telecommunications companies on a quarterly basis. Such reports enable the Directors to keep abreast of key issues and developments in the industry, as well as challenges and opportunities for the Group.

Board and Management Committees

The following Board Committees assist the Board in executing its duties:

- Executive Committee
- Audit Committee
- Compensation Committee
- Corporate Governance and Nominations Committee
- Optus Advisory Committee.

The chairman of each Board Committee is an independent Director. Each Board Committee may make decisions on matters within its terms of reference and applicable limits of authority. The terms of reference of each Committee are reviewed from time to time, as are the Committee structure and membership.

The selection of Board Committee members requires careful management to ensure that Directors with the appropriate qualifications and skills are in each Committee, and that there is an equitable distribution of responsibilities among Board members. The need to maximise the effectiveness of the Board, and to encourage active participation and contribution from Board members are also taken into consideration. Memberships of the Executive Committee and the Audit Committee are mutually exclusive.

A record of each Director's Board Committee memberships and attendance at Board Committee meetings during the financial year ended 31 March 2005 is set out on page 61.

Directors' Board Committee Memberships and Attendance at Board Committee Meetings

Name of Director	Executive Committee*		Audit Committee*		Compensation Committee*		Corporate Governance and Nominations Committee*		Optus Advisory Committee*	
	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended	Number of Meetings Held	Number of Meetings Attended
Chumpol NaLamlieng	8	8			6	6				
Lee Hsien Yang [1]	8	8	6	6	6	6			2	2
Graham John Bradley			6	6					2	2
Paul Chan Kwai Wah	8	7					4	4		
Heng Swee Keat			6	6						
Simon Israel							4	4		
Prof Tommy Koh							4	4		
John Powell Morschel					6	6			2	2
Deepak S Parekh [2]					2	2				
Jackson Peter Tai [3]	5	4	1	1	6	5				
Nicky Tan Ng Kuang			6	6					2	2
Quek Poh Huat [4]	3	2								

* Refers to meetings held/attended while each Director was in office.

(1) Mr Lee Hsien Yang is in attendance at the meetings of all Board Committees except the Corporate Governance and Nominations Committee. He is not a member of the Committees other than the Executive Committee and Optus Advisory Committee.

(2) Mr Deepak S Parekh was appointed to the Compensation Committee on 26 July 2004.

(3) Mr Jackson Peter Tai was appointed to the Executive Committee and ceased to be a member of the Audit Committee on 29 July 2004.

(4) Mr Quek Poh Huat stepped down as a Director following the conclusion of the Annual General Meeting held on 29 July 2004.

Executive Committee

The Executive Committee must comprise at least three non-executive Directors, the majority of whom, including the chairman, must be independent.

The main responsibilities of the Executive Committee are to develop the overall strategy for the Group and make recommendations to the Board, consider and approve (or recommend that the Board approves) strategic and portfolio investments and divestments, review the Group's investment policies and financial performance, and manage the Group's assets and liabilities in accordance with the policies and directives of the Board. The Executive Committee also evaluates and makes recommendations to the Board on the Group's annual operating and capital expenditure budgets, and approves any on-market share repurchase pursuant to SingTel's share purchase mandate.

Audit Committee

The Audit Committee must comprise at least three Directors, all of whom must be non-executive Directors and the majority of whom must be independent Directors. At least two members of the Audit Committee must have accounting or related financial management expertise or experience. As required by the terms of reference of the Audit Committee, the chairman of the Audit Committee is a Director other than the Chairman of the Board.

The Audit Committee has explicit authority to investigate any matter within its terms of reference and has full access to, and the cooperation of, management. It has direct access to the internal and external auditors, and full discretion to invite any Director or executive officer to attend its meetings.

The main responsibilities of the Audit Committee are to assist the Board in discharging its statutory and other responsibilities relating to internal controls, financial and accounting matters, compliance, and business and financial risk management.

The Audit Committee reports to the Board on the audits undertaken by the internal and external auditors, the adequacy of disclosure of information, and the appropriateness and quality of the system of risk management and internal controls. It reviews the quarterly and annual financial statements with management and the

external auditors, reviews and approves the annual audit plans for the internal and external auditors, and reviews the internal and external auditors' evaluation of the system of internal accounting controls.

The Audit Committee has responsibility for evaluating the cost-effectiveness of audits, the independence and objectivity of the external auditors, and the nature and extent of the non-audit services provided by the external auditors. It also makes recommendations to the Board on the appointment or re-appointment of the external auditors. In addition, the Audit Committee reviews and approves the SingTel Internal Audit Charter to ensure the adequacy of the internal audit function. At the same time, it ensures that the internal audit function is adequately resourced and has appropriate standing within SingTel.

The Audit Committee met six times during the financial year. At these meetings, the President and CEO, SingTel's Chief Operating Officer, Chief Financial Officer and Vice President (Audit) were also in attendance. During the financial year, the Audit Committee reviewed and approved the quarterly financial statements prior to recommending their release to the Board or relevant Board Committee, as applicable. It reviewed the results of audits performed by SingTel Internal Audit based on the approved audit plan, SingTel's register of interested person transactions, and non-audit services rendered by the external auditors. The Audit Committee also met with the internal and external auditors, without the presence of management, during the financial year.

Compensation Committee

The Compensation Committee must comprise at least three Directors, the majority of whom must be independent. The terms of reference of the Compensation Committee require it to have at least one member who is knowledgeable in the field of executive compensation. The Committee may have access to expert advice inside and/or outside SingTel.

The main responsibilities of the Compensation Committee are to approve the Group's policies on employment terms, promotion, remuneration and benefits for employees of all grades, to determine (for the Board's endorsement) the policies and guidelines for Directors' fees, benefits and incentives, the remuneration of senior management and the specific remuneration package for each executive Director, to approve the performance targets set for senior management, and to administer and review any performance share plan or other incentive schemes of SingTel.

The President and CEO, who is not a member of the Compensation Committee, may attend meetings of the Committee but does not attend discussions relating to his own performance and remuneration.

SingTel's remuneration policy and remuneration for its Directors and senior management are discussed in this report on pages 66 to 71.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee must comprise at least three Directors, the majority of whom, including the chairman, must be independent. The President and CEO is not a member of the Corporate Governance and Nominations Committee but may attend meetings of the Committee.

The main functions of the Corporate Governance and Nominations Committee are outlined in the commentaries on 'Board Composition and Balance', 'Board Membership' and 'Board Performance' on pages 58 to 60. With the expansion of its terms of reference, the Committee also has responsibility for the development and review of SingTel's corporate governance principles and practices, taking into account relevant local and international developments in the area of corporate governance.

Optus Advisory Committee

The Optus Advisory Committee comprises at least three Directors, the majority of whom is independent. The Committee reviews strategic financial and operational matters of Optus and ensures that the subsidiary's internal controls are aligned with those of SingTel.

Management Committee

In addition to the five Board Committees, SingTel has a Management Committee that comprises the President and CEO, SingTel's Chief Operating Officer, Chief Financial Officer and Executive Vice Presidents, the CEO of NCS, and the Chief Executive and Chief Financial Officer of Optus.

The Management Committee meets every week to review and direct management and operational policies and activities.

ACCOUNTABILITY AND AUDIT

Accountability

SingTel recognises the importance of providing the Board with appropriate and relevant information on an accurate and timely basis. In this regard, Board members receive monthly business and financial reports from SingTel's management. Such reports compare SingTel's actual performance with budget and highlight key business indicators and major issues that are relevant to SingTel's performance, position and prospects.

For the financial year ended 31 March 2005, the President and CEO and Chief Financial Officer of SingTel have provided a certification to the Board on the integrity of SingTel's financial statements and on SingTel's risk management, compliance and internal control systems. The certification covers SingTel and the subsidiaries that it controls.

Internal Audit

SingTel Internal Audit comprises a team of 45 staff, including the Vice President (Audit) who reports to the Audit Committee functionally, and to the President and CEO administratively. SingTel Internal Audit adopts the best practice standards laid down in the Professional Practices Framework issued by The Institute of Internal Auditors. Staff members within SingTel Internal Audit are required to meet established training needs in areas relating to auditing skills and technical knowledge that will allow them to perform their internal audit functions effectively.

SingTel Internal Audit adopts a risk-based approach in formulating the annual audit plan. This plan is reviewed and approved by the Audit Committee. The reviews performed by SingTel Internal Audit are aimed at assisting the Board in promoting sound risk management and good corporate governance through assessing the design and operating effectiveness of controls that govern key business processes and risks identified in the overall risk framework of the Group.

SingTel Internal Audit's reviews also focus on compliance with SingTel's policies, procedures and regulatory responsibilities, performed in the context of financial and operational, revenue assurance and information systems reviews. Further, SingTel Internal Audit works with the internal audit functions of SingTel's material associated and joint venture companies to promote joint reviews and the sharing of knowledge and/or internal audit practices.

External Auditors

The Board is responsible for the initial appointment of the external auditors. Shareholders then approve the appointment at SingTel's AGM. The external auditors hold office until their removal or resignation. The Audit Committee assesses the external auditors based on factors such as the performance and quality of their audit and the independence of the auditors, and recommends their re-appointment to the Board. In selecting external auditors, particular attention is given to determine whether the fee quoted is commensurate with the work to be undertaken, the level of seniority of the auditors, the skills and knowledge possessed by the audit team, and the proposed scope of work to be undertaken.

SingTel first appointed its current external auditors, PricewaterhouseCoopers ("PwC"), in 1992. Pursuant to the requirements of the SGX, an audit partner may only be in charge of a maximum of five consecutive audits, and may then return after two years. The current PwC audit partner for SingTel was appointed with effect from the financial year ended 31 March 2003.

In order to maintain the independence of the external auditors, SingTel has developed policies as to the type of non-audit services that its external auditors can provide to the SingTel Group and the related approval processes. The Audit Committee has also reviewed the non-audit services provided by the external auditors during the financial year and the fees paid for such services. The Audit Committee is satisfied that the independence of the external auditors has not been impaired by the provision of those services. The external auditors have also provided a confirmation of their independence to the Audit Committee. The Audit Committee has recommended to the Board that PwC be nominated for re-appointment as SingTel's auditors at the next AGM.

RISK MANAGEMENT AND INTERNAL CONTROLS

While the Board reviews SingTel's risk profile, it has delegated the responsibility for setting the direction for the Group's risk management strategy to SingTel's management.

The key risks of the Group have been identified within a group-wide risk framework that has been approved by SingTel's management. The Group faces internal and external risks that are categorised as environmental, operational or management decision-making risks.

Operational risk is the risk of loss arising from external events, or from inadequate or failed internal processes, people or systems. Business unit managers are responsible for identifying the key risks within their business units, and for monitoring and managing the risks identified.

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage its exposure to such financial risks. Details of the various financial risk factors and the management of such risks are outlined in Note 39 to the Financial Statements on page 138.

It is part of the Board's oversight role to ensure that there are adequate policies in relation to risk management and internal controls, and to oversee the effectiveness of the policies in achieving SingTel's goals and objectives. The responsibility for implementing appropriate policies and procedures to achieve effective risk management and internal control is delegated to SingTel's management. The overall framework established by SingTel's management is designed to enhance the soundness of the Group's financial reporting, risk management, compliance and internal control systems and includes:

- Audits performed by SingTel Internal Audit in accordance with the approved annual audit plan;
- Control Self-Assessments conducted by business units;
- Process improvement initiatives undertaken by business units, including approved outsourced independent reviews;
- Benchmarking against key risk indicators, such as loss reporting, exceptions reporting and management reviews;
- Annual formal evaluations by the heads of business units and support functions on the soundness, effectiveness and efficiency of the financial reporting, risk management, compliance and internal control systems in their respective areas of responsibility. SingTel has adopted the COSO (or Committee of the Sponsoring Organisations of the Treadway Commission) Internal Control Integrated Framework for this evaluation process;
- Implementation of formal policies and procedures relating to the delegation of authority;
- Involvement of experienced and suitably qualified employees who take responsibility for important business functions; and
- Segregation of key functions that are deemed incompatible and that may give rise to a risk that errors or irregularities may not be promptly detected.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clearly drawn lines of accountability and delegation of authority. There are documented procedures in place that cover management accounting, financial reporting, project appraisal, information systems security, compliance and other risk management issues. The Group also has both an insurance programme and a Business Continuity Planning programme.

The systems that are in place are intended to provide reasonable but not absolute assurance against material misstatements or loss, as well as to ensure the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with applicable legislation, regulation and best practice, and the identification and containment of business risk.

In the course of their statutory audit, SingTel's external auditors, PwC, carry out a review of the Group's material internal controls to the extent of the scope as laid out in their audit plan. Any material non-compliance and internal control weaknesses, together with PwC's recommendations to address them, are reported to the Audit Committee. SingTel's management, with the assistance of SingTel Internal Audit, follows up on PwC's recommendations as part of their role in reviewing the Group's internal control systems.

Based on the work performed by SingTel Internal Audit during the financial year and the review undertaken by

PwC, the Audit Committee is of the opinion that there are adequate internal controls in the Group.

COMMUNICATION WITH SHAREHOLDERS

SingTel has a proactive investor relations programme that has won multiple awards in polls conducted by leading financial journals, including IR Magazine, FinanceAsia and Asiamoney.

SingTel reports its financial results promptly on a quarterly basis. Media and analyst conferences on SingTel's financial results are chaired by the President and CEO and attended by other senior management members. SingTel discloses the major sources of revenue, profits and cash flows, with detailed explanations of business trends and drivers. In its full year results, SingTel provides guidance on the outlook for the following financial year. In its quarterly results, such guidance may be updated to reflect prevailing market conditions.

SingTel's management holds regular meetings with investors, conducts international road shows, and participates in conferences organised by major brokerage firms. In the financial year ended 31 March 2005, SingTel's management met over 300 investors in over 250 meetings. SingTel's President and CEO, Chief Financial Officer and Investor Relations team undertake most of SingTel's investor relations efforts. Meetings between investors and other members of senior management are created through initiatives such as SingTel's annual Investor Day. SingTel's overseas associates are important drivers of earnings growth and SingTel hosts regular events to provide investors with access to the senior management of these associates. Regular media briefings ensure the thorough dissemination of information to the wider public.

SingTel's website contains all its publicly disclosed financial information, annual reports, investor presentations, news releases and announcements for the last five years. Any new material information is disclosed first to the SGX and ASX to ensure equal dissemination of information to all investors.

SingTel is in full support of shareholder participation at AGMs. A registered shareholder may appoint a proxy to attend and vote and SingTel typically provides one month's notice of meetings. Voting in absentia by mail, facsimile or email is not currently permitted to ensure proper authentication of the identity of shareholders and their voting intentions.

The chairmen of the Executive, Audit, Compensation and/or Corporate Governance and Nominations Committees are in attendance at SingTel's AGMs to address shareholders' queries. SingTel's external auditors, PwC, are also invited to attend its AGMs and are available to assist the Directors in addressing queries from shareholders relating to the conduct of the audit and the preparation and content of the auditors' report.

SECURITIES TRADING

The Group adopts the SGX Best Practices Guide with respect to dealings in securities for the guidance of Directors and officers. SingTel's securities trading policy provides that Directors and officers of the Group should not deal in SingTel shares during the period commencing two weeks before the announcement of SingTel's financial statements for each of the first three quarters of the financial year, and during the period commencing one month before the announcement of the financial statements for the financial year, and ending on the date of the announcement of the relevant results. The policy also discourages trading on short-term considerations.

CONTINUOUS DISCLOSURE

There are formal policies and procedures to ensure that SingTel complies with its continuous disclosure obligations under the listing rules of the SGX and ASX. A Market Disclosure Committee is responsible for SingTel's Market Disclosure Policy. The policy contains guidelines and procedures for internal reporting and decision-making with regard to the disclosure of material information. The Company Secretary manages the policy.

MATERIAL CONTRACTS

There are no material contracts entered into by SingTel or any of its subsidiaries that involve the interests of the President and CEO, any Director, or the controlling shareholder, Temasek Holdings (Private) Limited.

CODES OF CONDUCT AND PRACTICE

SingTel has codified its internal corporate governance practices, policy statements and standards, as described in this report, and makes this code available to Board members

as well as employees of the Group. The processes and standards in the code are intended to enhance investor confidence and rapport and to ensure that decision-making is properly carried out in the best interests of the Group. The code is reviewed from time to time and updated to reflect changes to the existing systems or the environment in which the Group operates.

SingTel also has an internal code of conduct that applies to all employees. The code sets out principles to guide employees in carrying out their duties and responsibilities to the highest standards of personal and corporate integrity when dealing with SingTel, its competitors, customers, suppliers and the community. The code of conduct covers areas such as conduct in the workplace, business conduct, protection of SingTel's assets, confidentiality, non-solicitation of customers and employees, conflicts of interest and corporate opportunities. The code is posted on SingTel's internal website. SingTel's internal staff manual maps out SingTel's policies and standards by which employees are expected to conduct themselves in the course of their employment with SingTel. The manual also contains procedures for the investigation of reports of misconduct or unethical practices and the taking of appropriate remedial actions.

During the financial year, SingTel established an escalation process so that the Board, senior management, and internal and external auditors are kept aware of corporate crises on a timely basis, depending on their severity. Such crises may include violations of the code of conduct and/or applicable laws and regulations, as well as loss events which have or are expected to have a significant impact, financial or otherwise, on the Group's business and operations.

WHISTLE-BLOWING POLICY

The Group adopts a zero tolerance approach to fraud and undertakes to investigate complaints of suspected fraud in an objective manner. SingTel has put in place a whistle-blowing policy and procedures which provide employees with well-defined and accessible channels within the Group, including a direct channel to SingTel Internal Audit, for reporting suspected fraud, corruption, dishonest practices or other similar matters. The aim of this policy is to encourage the reporting of such matters in good faith, with the confidence that employees making such reports will be treated fairly and, to the extent possible, be protected from reprisal. On an on-going basis, the whistle-blowing policy is covered during staff training as part of the Group's efforts to promote fraud control awareness.

REMUNERATION

The broad principles that guide the Compensation Committee in its administration of fees, benefits, remuneration and incentives for the Board of Directors and senior management are set out below.

Directors' Fees and Incentives

SingTel's President and CEO is an executive Director and is therefore remunerated as part of senior management and does not receive Directors' fees.

The fees paid to non-executive Directors comprise a basic retainer fee, additional fees for appointment to Board Committees and attendance fees for Committee meetings. The fees are benchmarked against fees paid by other comparable telecommunications companies. There are no retirement benefit schemes in place for non-executive Directors.

No Director decides his own fees. Directors' fees are recommended by the Compensation Committee in consultation with the Chairman of the Board, and are submitted for endorsement by the Board. Directors' fees are subject to the approval of shareholders at the AGM.

Directors are also encouraged to acquire SingTel shares each year from the open market to the extent of 50 per cent of their fees, and to hold the equivalent of one year's fees in the shares while they remain on the Board. Directors who were previously eligible for applicable share option schemes are encouraged to hold, beyond the vesting period, any shares acquired by the exercise of share options under those schemes.

Details of the total fees and other remuneration of the Directors are set out on page 67.

Remuneration for Executive Directors and Senior Management

The Compensation Committee recognises that the Group operates in a regional environment. To remain competitive, the Compensation Committee has established the following

objectives for its remuneration policy:

- To align the interests of senior management with those of shareholders;
- To attract, motivate and retain high-performing executives, which is necessary to sustain SingTel as a leading Asia Pacific communications provider;
- To achieve key financial and operational goals; and
- To be locally focused and competitive in each of the relevant employment markets.

The Compensation Committee reviews remuneration through a process that considers Group, company, business unit and individual performance, relevant comparative remuneration in the market and, where required, feedback from independent external advisors on human resource management and reward and benefit policies.

Remuneration of Directors

The aggregate compensation paid to or accrued for SingTel Directors for services in all capacities is set out in the table below:

	Group	
Name of Director	**2005 (S$'000)**	**2004 (S$'000)**
Chumpol NaLamlieng	**210.0**	160.4
Lee Hsien Yang [1]	**2,128.6**	1,985.9
Graham John Bradley	**127.7**	5.3
Paul Chan Kwai Wah	**117.0**	114.0
Heng Swee Keat	**92.0**	67.8
Simon Israel	**84.0**	61.3
Prof Tommy Koh	**93.0**	67.8
John Powell Morschel	**118.0**	111.0
Deepak S Parekh [2]	**86.0**	n.a.
Jackson Peter Tai	**115.0**	110.0
Nicky Tan Ng Kuang	**133.0**	128.0
Quek Poh Huat [3]	**31.3**	97.0
Ang Kong Hua [4]	–	94.4
LG (NS) Lim Chuan Poh [4]	–	42.7
Total	**3,335.6**	3,045.6

(1) *Mr Lee Hsien Yang's remuneration for the financial year ended 31 March 2005 comprised the following components:*
(a) Fixed and Annual Wage Supplement – S$893,600
(b) Variable – S$1,153,280
(c) Provident/Superannuation Fund – S$11,960
(d) Benefits – S$69,790
In addition, Mr Lee was granted a total of 1,500,000 performance shares under the SingTel Performance Share Plan, as follows:
- *A General Award ("GA") of 750,000 shares. Vesting of half of the shares under this award is subject to the Group's Total Shareholders' Return ("TSR") being at least at the 51st percentile, relative to component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the performance period 1 April 2004 to 31 March 2007. Vesting of the remaining shares is subject to TSR performance measured against the Index (as opposed to individual component stocks) over the same performance period. The fair value of GA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.15 per share.*
- *A Senior Management Award ("SMA") of 750,000 shares. Vesting of this award is subject to attaining at least a 75 per cent improvement on the targeted Return On Invested Capital ("ROIC") over the performance period 1 April 2004 to 31 March 2007, and provided that the above-mentioned GA vests. The fair value of the SMA, using a Monte-Carlo simulation methodology at the point of grant, was S$1.28 per share.*

The total fair value of the performance shares granted was S$1,822,500. More details are set out in this report on page 68.

(2) *Appointed to the Board on 31 May 2004.*
(3) *Stepped down as a Director following the conclusion of the Annual General Meeting held on 29 July 2004.*
(4) *Retired following the conclusion of the Annual General Meeting held on 29 August 2003.*

Except for Mr Lee Hsien Yang whose remuneration is detailed in footnote (1), all Directors received remuneration in the form of Directors' fees.

No employee of the Group who is an immediate family member of a Director was paid remuneration that exceeded S$150,000 during the financial year ended 31 March 2005.

Remuneration Components

The remuneration structure for senior management comprises five components – fixed component, variable component, provident/superannuation fund, benefits and long-term incentives. The structure is designed such that the percentage of a senior management staff's annual total remuneration that is the variable component increases as he moves up the organisation. The variable component is also dependent on the actual achievement of corporate targets and individual performance objectives. The cost and value of the remuneration components are considered as a whole and are designed both to ensure a proper balance that is linked to short-term and long-term objectives and to be competitive with market practice.

- ***Fixed Component***

  The base salary should fall within the mid-range of what is paid by comparable companies in relevant employment markets for similar jobs, but varies with responsibilities, performance, skills and the experiences that the individual brings to the role. The aggregate of base salary and variable bonus should fall within the upper range of what is paid by comparable companies for executives who exceed their performance objectives. To ensure that the remuneration of senior management is consistent with these levels, the Compensation Committee benchmarks remuneration components against those of comparable companies, adjusted for size.

  In Australia, consistent with local market practice, executives may opt for a portion of their salaries to be received in tax effective benefits-in-kind, such as superannuation contributions and motor vehicles, while maintaining the same overall cost to the company.

- ***Variable Component***

  Variable bonus payouts are based on actual achievement against challenging corporate, business unit and individual performance objectives. Although the performance objectives are different for each executive, the principles are similar and involve the assessment of performance across six areas: Financials, Business Processes, Strategy, Customer Service, People Development and Synergy. The performance objectives are reviewed and adjusted at the commencement of each financial year to ensure that the objectives contribute to the overall financial and operational goals of the Group.

  Individual bonus payouts are linked by way of performance indicators and scorecards to the six areas mentioned above. The Compensation Committee assesses the extent to which the performance objectives have been achieved and approves the bonus pool for distribution to executives.

- ***Provident/Superannuation Fund***

  This component is made up of SingTel's contributions towards the Singapore Central Provident Fund or the Optus Superannuation Fund, as applicable.

- ***Benefits***

  Benefits are also provided that are consistent with local market practice, such as in-company medical scheme, club membership, employee discounts and Australian Fringe Benefits Tax, where applicable. Participation in such benefits is dependent on the country in which the executive is located. For expatriates located away from home, additional benefits, such as accommodation and children's education, may be provided.

- ***Long-Term Incentives***

  Following a review of the remuneration policy across SingTel in 2003, SingTel decided to suspend its share option scheme as similar equity schemes in the market indicated that share options had the upside potential in a rising market even if corporate performance did not justify the reward, and a limited downside in a bear market.

  In place of the share option scheme, the SingTel Executives' Performance Share Plan ("Share Plan 2003") was implemented for executives in Singapore and Australia. The Share Plan 2003 was established with the objective of motivating senior executives to strive for superior performance and sustained long-term growth for SingTel. With the Share Plan 2003, share awards would correlate with corporate performance, and the interests of senior executives would be aligned with the interests of shareholders. The share awards for 2003 were made under the auspices of the Share Plan 2003.

Under the Share Plan 2003, SingTel would purchase and deliver existing ordinary shares from the open market to participants upon the vesting of awards. To enable SingTel to have the flexibility to either allot and issue new ordinary shares or purchase existing ordinary shares upon the vesting of awards, the SingTel Performance Share Plan ("Share Plan 2004") was adopted by shareholders at an Extraordinary General Meeting held on 29 August 2003. The Share Plan 2003 and Share Plan 2004 are similar in other respects. The number of new shares that may be issued pursuant to awards granted under the Share Plan 2004, when added to the number of new shares issued and issuable in respect of all options granted under the Singapore Telecom Share Option Scheme 1999, is restricted to 10 per cent of SingTel's issued share capital on the day preceding the relevant date of award.

For 2004, the share awards were granted under the Share Plan 2004. As in 2003, two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff – were made on an annual basis at the discretion of the Compensation Committee. They were made with reference to the desired remuneration structure target and benchmarked against comparable companies in the market. The grants were conditional on the achievement of targets set for a three-year performance period. The performance shares would only be released to the recipient at the end of the qualifying performance period. The final number of performance shares released would depend on the level of achievement of those targets over the three-year period. The number of performance shares awarded was determined using the valuation (of the shares) based on a Monte-Carlo simulation on 26 May 2004, the 14th trading day after the release of SingTel's results for the financial year ended 31 March 2004.

The vesting criteria for both the General Awards and the Senior Management Awards for 2004 were enhanced for better alignment with shareholders' interests and compensation principles. For the 2003 General Awards, the Group's Total Shareholders' Return ("TSR"), relative to component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over the three-year performance period from 1 April 2003 to 31 March 2006, was used as the performance hurdle for vesting. No performance shares will vest if the TSR, as determined by the Compensation Committee in its sole discretion, is below the 51st percentile, as measured against that of other component stocks in the Index. The number of performance shares to be vested will be determined in accordance with the table on this page.

For the 2004 General Awards, half (50 per cent) of the tranche of shares granted to an employee would be subject to the above percentile ranking criteria, but measured over the performance period from 1 April 2004 to 31 March 2007. The remaining tranche (50 per cent) would be subject to TSR performance measured against the Index (as opposed to individual component stocks), over the performance period from 1 April 2004 to 31 March 2007, as follows:

- If SingTel Group's TSR is at or exceeds twice (i.e., 200 per cent) that of the Index, 100 per cent of the shares under this tranche would vest.
- If SingTel Group's TSR is between 90 per cent and 200 per cent that of the Index, the percentage of the shares under this tranche that would vest would vary accordingly.
- If SingTel Group's TSR is less than 90 per cent that of the Index, none of the shares under this tranche would vest.

Total Shareholders' Return ("TSR")	Percentage of Performance Shares to be Vested
80th to 100th percentile	100%
70th to 79th percentile	90%
60th to 69th percentile	70%
51st to 59th percentile	50%
< 51st percentile	0%

For the 2004 Senior Management Awards, vesting would take place if the following criteria are met:

- ***Vesting of the General Award***
  This would replace the share price criteria necessary for the vesting of the 2003 Senior Management Award which requires that SingTel's share price performance at the end of the performance period ending 31 March 2006 must be at or above the performance of the MSCI Global Telecommunications Index. With the new criterion, there must be vesting of the 2004 General Award before the Senior Management Award can vest. This change would further strengthen alignment of interests of senior management with those of other executives.

- ***Return On Invested Capital ("ROIC") Criteria***
  SingTel must achieve an average improvement in ROIC of 1.6 percentage points for the three-year performance period from 1 April 2004 to 31 March 2007, as follows:
  - Where the target is met or exceeded and, subject to the vesting of the General Award, 100 per cent of the performance shares will vest.
  - Where 75 per cent or more but less than 100 per cent of the targeted ROIC improvement is met, the performance shares will, subject to the vesting of the General Award, vest to the same extent in percentage terms as the percentage to which the target has been met.
  - Where less than 75 per cent of the targeted ROIC improvement is met, no performance shares will vest.

Accordingly, the number of ordinary shares to be released to the participants in the Share Plan 2004 will depend directly on how well the Group performs, as compared to comparable telecommunications companies in the MSCI Asia Pacific Telecommunications Index.

Details of the performance shares granted under the Share Plan 2004 during the financial year are set out in the financial statements under 'Directors' Report' on page 74.

In line with market practice, SingTel may, under special circumstances, compensate senior management for their past contributions when their services are no longer needed, for example, due to redundancies arising from reorganisation or restructuring of the Group.

Remuneration of Senior Management

Details of total remuneration (inclusive of performance shares valued at point of grant) paid to the top five key executives employed by the Group as at 31 March 2005 are shown below:

	Fixed Component [1] (%)	Variable Component [2] (%)	Provident/ Superannuation Fund [3] (%)	Benefits [4] (%)	SingTel Performance Share Plan (General Award and Senior Management Award at Fair Value) [5] (%)
S$2,750,000 to S$2,999,999 **Paul O'Sullivan** [6] *Chief Executive, Optus*	32.9	24.2	5.2	2.4	35.3
S$2,250,000 to S$2,499,999 **Allen Lew Yoong Keong** [7] *Managing Director, Optus Consumer*	14.2	17.4	0.4	46.0	22.0
S$2,000,000 to S$2,249,999 **Chua Sock Koong** *Chief Financial Officer, SingTel*	20.4	39.7	0.6	2.5	36.8
S$1,750,000 to S$1,999,999 **Lim Toon** *Chief Operating Officer, SingTel*	25.9	31.9	0.2	3.0	39.0
S$1,500,000 to S$1,749,999 **Pat O'Sullivan** [8] *Chief Financial Officer, Optus*	36.9	32.8	6.3	4.5	19.5

(1) *Fixed Component refers to base salary and Annual Wage Supplement (where applicable) earned for the year ended 31 March 2005.*

(2) *Variable Component refers to incentive payments for the year ended 31 March 2005.*

(3) *Provident fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund. Superannuation fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme. Any contributions made by an individual may be salary sacrificed, and are part of the fixed component.*

(4) *Benefits are stated on the basis of direct costs to the company, and include overseas assignment benefits, tax equalisation, car benefits and other non-cash benefits such as medical schemes, club memberships and Australia Fringe Benefits Tax, where applicable.*

(5) *Awards made under the SingTel Performance Share Plan:*
The performance share valuation adopted a Monte-Carlo simulation methodology applied at the point of grant. The fair values of the General Award and the Senior Management Award, based on a Monte-Carlo simulation on 26 May 2004, were S$1.15 and S$1.28 per share respectively.

(6) *Mr Paul O'Sullivan is based in Australia. His total remuneration includes a one-off performance share grant, given at the point he assumed the position of Chief Executive, Optus.*

(7) *Mr Allen Lew Yoong Keong is based in Australia. He is seconded to Optus on expatriate terms.*

(8) *Mr Pat O'Sullivan is based in Australia.*

Note:

Mr Christopher John Anderson, ex-Chief Executive of Optus, retired on 1 September 2004 and his total remuneration from 1 April 2004 to 31 August 2004 was S$2,119,076, excluding retirement costs.

FINANCIAL STATEMENTS



CONTENTS

DIRECTORS' REPORT

The directors present their report to the members together with the audited financial statements of the Group and Company for the financial year ended 31 March 2005.

1. DIRECTORS

The directors of the Company in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Lee Hsien Yang (President and Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Prof Tommy Koh
John Powell Morschel
Deepak S Parekh (appointed on 31 May 2004)
Jackson Peter Tai
Nicky Tan Ng Kuang

Quek Poh Huat, who served during the financial year, stepped down as a Director following the conclusion of the Annual General Meeting held on 29 July 2004.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Investment holding;
Operation of a submarine cable system;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and Internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("Share Option Scheme"), and performance shares granted under the SingTel Executives' Performance Share Plan ("Share Plan 2003") and SingTel Performance Share Plan ("Share Plan 2004").

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares of S$0.15 each)				
Chumpol NaLamlieng	150,000	100,000	–	–
Lee Hsien Yang [1]	698,660	752,393	11,338,519	1,407,164
Graham John Bradley [2]	92,860	90,000	–	–
Paul Chan Kwai Wah	57,460	1,880	1,620	1,740
Heng Swee Keat	1,390	1,490	–	–
Simon Israel	4,643	5,000	134,640	45,000
Prof Tommy Koh	3,440	3,700	610	650
John Powell Morschel	58,700	3,200	–	–
Deepak S Parekh	–	–	–	–
Jackson Peter Tai	102,150	110,000	–	–
Nicky Tan Ng Kuang	55,720	60,000	–	–
(Options to purchase ordinary shares of S$0.15 each)				
Chumpol NaLamlieng [3]	60,000	60,000	–	–
Lee Hsien Yang [4]	6,050,000	6,050,000	–	–
Paul Chan Kwai Wah [3]	–	60,000	–	–
John Powell Morschel [3]	–	60,000	–	–
Jackson Peter Tai [3]	60,000	60,000	–	–
SembCorp Industries Limited				
(Ordinary shares of S$0.25 each)				
Nicky Tan Ng Kuang	–	–	770,000	–
(Options to purchase ordinary shares of S$0.25 each)				
Chumpol NaLamlieng	82,500	117,500	–	–
SembCorp Logistics Limited				
(Options to purchase ordinary shares of S$0.25 each)				
Lee Hsien Yang	–	–	534,000	534,000
Singapore Airlines Limited				
(Ordinary shares of S$0.50 each)				
Paul Chan Kwai Wah	–	–	20,000	20,000
Simon Israel	3,000	3,000	6,500	6,500
The Ascott Group Limited				
(Ordinary shares of S$0.20 each)				
Paul Chan Kwai Wah	13,020	13,020	–	–
Nicky Tan Ng Kuang	–	–	706,000	–
Raffles Holdings Limited				
(Ordinary shares of S$0.32 each)				
Prof Tommy Koh	10,000	10,000	–	–
Nicky Tan Ng Kuang	–	–	200,000	–

DIRECTORS' REPORT

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES (continued)

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later
CapitaLand Limited				
(Ordinary shares of S$1 each)				
Lee Hsien Yang	10,000	10,000	–	–
Prof Tommy Koh	1,250	1,250	–	–
Jackson Peter Tai	50,000	50,000	–	–
(Options to purchase ordinary shares of S$1 each)				
Jackson Peter Tai	618,800	500,000	–	–
Neptune Orient Lines Limited				
(Ordinary shares of S$1 each)				
Paul Chan Kwai Wah	1,000	1,000	1,000	1,000
PT Bank Danamon Indonesia Tbk				
(Ordinary shares of IDR 50,000 each)				
Nicky Tan Ng Kuang	–	–	500,000	–
PT Bank Internasional Indonesia Tbk				
(Ordinary shares of IDR 900 each)				
Nicky Tan Ng Kuang	–	–	60,710,000	–

Notes:

(1) Lee Hsien Yang's deemed interest of 11,338,519 shares included:

(a) 8,431,475 ordinary shares of S$0.15 each in SingTel held by Dexia Trust Services Singapore Limited, the trustee of a trust established under the Share Plan 2003 and the Share Plan 2004, for the benefit of eligible employees of the Group;

(b) 1,620 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 2,905,424 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2003 and the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) As at 31 March 2004, Graham John Bradley held 70,000 ordinary shares in SingTel. On 1 April 2004, Mr Bradley acquired an additional 20,000 ordinary shares in SingTel.

(3) At exercise price of S$1.42 per share.

(4) At exercise prices of between S$1.36 and S$3.03 per share. Included in the share options as at 31 March 2005 were 2,150,000 Performance Share Options which would only vest if performance targets were met.

Between the end of the financial year and 21 April 2005, Lee Hsien Yang's deemed interest increased to 12,871,519 shares due to the acquisition by Dexia Trust Services Singapore Limited of an additional 1,533,000 ordinary shares of S$0.15 each in Singapore Telecommunications Limited for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2005.

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the Compensation Committee members are Chumpol NaLamlieng (Chairman of the Compensation Committee), John Powell Morschel, Jackson Peter Tai and Deepak S Parekh.

6.1 Share options

Share Option Scheme

Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the Share Option Scheme, were as follows:

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	7,319	–	429	6,890
9.6.00	10.6.01 to 9.6.10	S$2.26	28,784	5,400	1,036	22,348
7.8.00	8.8.01 to 7.8.10	S$2.33	20	–	–	20
11.9.00	12.9.01 to 11.9.10	S$2.66	20	–	–	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	–	–	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	–	–	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	–	–	10
2.1.01	3.1.02 to 2.1.11	S$2.68	40	–	25	15
8.1.01	9.1.02 to 8.1.11	S$2.67	225	–	–	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	–	15	–
19.2.01	20.2.02 to 19.2.11	S$2.84	20	–	–	20
2.5.01	3.5.02 to 2.5.11	S$1.80	225	225	–	–
30.5.01	31.5.02 to 30.5.11	S$1.69	36,891	20,891	830	15,170
1.6.01	2.6.02 to 1.6.11	S$1.67	30	–	–	30
2.7.01	3.7.02 to 2.7.11	S$1.84	25	15	10	–
5.7.01	6.7.02 to 5.7.11	S$1.86	15	–	–	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	40	–	–
1.8.01	2.8.02 to 1.8.11	S$1.81	25	–	15	10
16.8.01	17.8.02 to 16.8.11	S$1.89	78	–	–	78
1.10.01	2.10.02 to 1.10.11	S$1.76	8	–	8	–
29.11.01	30.11.02 to 29.11.11	S$1.73	34,039	13,807	1,040	19,192
10.12.01	11.12.02 to 10.12.11	S$1.75	222	133	89	–
21.2.02	22.2.03 to 21.2.12	S$1.63	69	–	–	69
30.5.02	31.5.03 to 30.5.12	S$1.54	84,194	27,188	3,472	53,534
3.6.02	4.6.03 to 3.6.12	S$1.54	125	–	–	125
8.7.02	9.7.03 to 8.7.12	S$1.42	36	22	14	–
26.8.02	27.8.03 to 26.8.12	S$1.50	222	133	89	–
For executive director (Lee Hsien Yang)						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	–	–	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	–	–	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	–	–	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.07	S$1.42	300	120	–	180
			197,472	67,974	7,072	122,426

DIRECTORS' REPORT

6.1 Share options (continued)

Share Option Scheme (continued)

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	8,474	361	417	7,696
For executive director (Lee Hsien Yang)						
3.7.02	3.7.05 to 3.7.12	S$1.36	2,150	–	–	2,150
			10,624	361	417	9,846
Total			**208,095**	**68,335**	**7,489**	**132,271**

Further particulars of the Market Price Share Options and the Performance Share Options have been set out in the Directors' Reports for the financial years ended 31 March 2001, 2002 and 2003.

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 2005	Aggregate options granted since commencement of scheme to 31 Mar 2005	Aggregate options exercised since commencement of scheme to 31 Mar 2005	Aggregate options outstanding as at 31 Mar 2005
Share Option Scheme				
Chumpol NaLamlieng [(1)]	–	60,000	–	60,000
Lee Hsien Yang [(2)]	–	6,050,000	–	6,050,000
Graham John Bradley	–	–	–	–
Paul Chan Kwai Wah [(1)]	–	60,000	60,000	–
Heng Swee Keat	–	–	–	–
Simon Israel	–	–	–	–
Prof Tommy Koh	–	–	–	–
John Powell Morschel [(1)]	–	60,000	60,000	–
Deepak S Parekh	–	–	–	–
Jackson Peter Tai [(1)]	–	60,000	–	60,000
Nicky Tan Ng Kuang [(1)]	–	60,000	60,000	–
	–	6,350,000	180,000	6,170,000

Notes:

(1) The options are exercisable at an exercise price of S$1.42 per share from the first anniversary of the date of grant, 9 September 2002, and expire on the fifth anniversary of the date of grant. The exercise price for the options was fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of grant. There was no discount to the exercise price for the options.

(2) The options are exercisable at exercise prices of between S$1.36 to S$3.03 per share. Included in the share options as at 31 March 2005 are 2,150,000 Performance Share Options which will only vest if performance targets are met. The exercise prices for the options were fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the dates of the respective grants. There was no discount to the exercise prices for the options.

6.1 Share options (continued)

Share Option Scheme (continued)

The Share Option Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no options was granted in the financial year ended 31 March 2005. The existing options granted will continue to vest according to the terms and conditions of the Share Option Scheme and the respective grants.

From the commencement of the Share Option Scheme to 31 March 2005, options in respect of an aggregate of 273,767,350 ordinary shares of S$0.15 each in the Company have been granted to directors and employees of the Company and its subsidiary companies.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("Optus"), the Optus Executive Option Plan was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. Details are as follows:

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
24.5.00 [(1)]	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	6,961	–	466	6,495

Note:

(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Executive Option Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

The above-mentioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No options has been granted to controlling shareholders of the Company or their associates.

6.2 Performance shares

Following a review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. The Share Plan 2003 only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of awards. The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted in the financial years ended 31 March 2005 and 31 March 2004 is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2005, awards comprising an aggregate of 38,548,775 shares have been granted under the Share Plan 2003 and awards comprising an aggregate of 33,521,877 shares have been granted under the Share Plan 2004.

DIRECTORS' REPORT

6.2 Performance shares (continued)

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 2004 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.6.03	31,899	–	328 [1]	2,217	29,354
25.2.04	–	37	–	–	37
26.5.04	–	29,754	6 [2]	1,340	28,408
1.9.04	–	466	–	–	466
26.11.04	–	50	–	–	50
	31,899	30,307	334	3,557	58,315
For executive director (Lee Hsien Yang)					
25.6.03	703	–	–	–	703
26.5.04	–	750	–	–	750
	703	750	–	–	1,453
	32,602	**31,057**	**334**	**3,557**	**59,768**
Performance shares (Senior Management Awards)					
For senior management					
25.6.03	3,593	–	294 [1]	410	2,889
26.5.04	–	1,752	–	69	1,683
	3,593	1,752	294	479	4,572
For executive director (Lee Hsien Yang)					
25.6.03	703	–	–	–	703
26.5.04	–	750	–	–	750
	703	750	–	–	1,453
	4,296	**2,502**	**294**	**479**	**6,025**
Total	**36,898**	**33,559**	**628**	**4,036**	**65,793** [3]

Notes:

(1) During the financial year, awards in respect of an aggregate of 621,725 shares granted under Share Plan 2003 were vested. The awards were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003.

(2) During the financial year, awards in respect of an aggregate of 5,572 shares granted under Share Plan 2004 were vested. The awards were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

(3) Of the 65,793,259 shares not vested as at 31 March 2005, 33,686,406 shares relate to awards granted under the Share Plan 2003 and 32,106,853 shares relate to awards granted under the Share Plan 2004.

As at 31 March 2005, no participant has been granted options under the Share Option Scheme and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents 5 per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004 and the Share Option Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

7. **AUDIT COMMITTEE**

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman)
Graham John Bradley
Heng Swee Keat

Jackson Peter Tai, who served during the financial year, resigned with effect from the conclusion of the Annual General Meeting held on 29 July 2004 following a review of the composition of the board committees.

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls.

The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2005 as well as the auditors' report thereon.

In addition, the Committee had, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, sought appropriate approval for interested person transactions.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

8. **AUDITORS**

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore
4 May 2005

STATEMENT OF DIRECTORS

31 March 2005

In the opinion of the directors,

(a) the financial statements of the Group and Company as set out on pages 84 to 157 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 March 2005 and of the results of the business, changes in equity of the Group and Company and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Chumpol NaLamlieng	**Lee Hsien Yang**
Chairman	Director

Singapore
4 May 2005

AUDITORS' REPORT

To the Members of Singapore Telecommunications Limited

We have audited the accompanying financial statements of Singapore Telecommunications Limited set out on pages 84 to 157 for the financial year ended 31 March 2005, comprising the income statement, balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005, and results and the changes in equity of the Company and of the Group for the financial year ended on that date, and of the cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
4 May 2005

INCOME STATEMENTS

For the financial year ended 31 March 2005

	Notes	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Operating revenue	3	12,617.0	11,994.7	2,263.0	2,358.8
Operating expenses	4	(8,010.7)	(7,768.3)	(984.1)	(1,100.1)
Other income	5	55.5	61.7	68.7	71.0
Operational EBITDA		**4,661.8**	**4,288.1**	**1,347.6**	**1,329.7**
Compensation from IDA		337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies		–	(565.7)	–	–
Depreciation and other amortisation	6	(1,975.0)	(1,875.2)	(409.8)	(391.5)
		3,023.8	**2,184.2**	**1,274.8**	**1,275.2**
Exceptional items	7	(184.6)	2,540.7	99.0	1,995.7
Profit on operating activities		**2,839.2**	**4,724.9**	**1,373.8**	**3,270.9**
Associated and joint venture companies					
- share of ordinary results	8	1,252.2	1,444.3	–	–
- share of exceptional items	8	8.0	(324.5)	–	–
- amortisation of goodwill	8	–	(89.7)	–	–
		1,260.2	1,030.1	–	–
Profit before interest and tax		**4,099.4**	**5,755.0**	**1,373.8**	**3,270.9**
Interest and investment income	9	89.8	311.2	329.4	217.1
Interest on borrowings	10	(488.5)	(476.4)	(241.5)	(224.7)
Profit before tax		**3,700.7**	**5,589.8**	**1,461.7**	**3,263.3**
Tax expense	11	(432.1)	(972.9)	(201.4)	(126.7)
Profit after tax		**3,268.6**	**4,616.9**	**1,260.3**	**3,136.6**
Minority interests		(0.2)	(132.1)	–	–
Profit attributable to shareholders		**3,268.4**	**4,484.8**	**1,260.3**	**3,136.6**
Underlying net profit [1]	12	**3,059.9**	**2,517.2**		
EBITDA	13	**6,259.0**	**5,744.9**		
Earnings per share attributable to shareholders of the Company					
- basic (cents)	14	19.01	25.15		
- underlying (cents)	14	17.80	14.12		
- diluted (cents)	14	18.94	25.13		

Note:

(1) Underlying net profit is defined as profit after tax attributable to shareholders of the Company before goodwill, exceptional items, Belgacom's net contribution and exchange differences on loan to Optus, net of hedging.

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.
Auditors' report – page 83

BALANCE SHEETS

As at 31 March 2005

	Notes	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Current assets					
Cash and cash equivalents	16	3,302.9	3,161.9	1,290.5	1,852.9
Short term investments	17	939.9	460.7	5.0	5.0
Trade and other debtors	18	1,984.3	4,266.4	875.6	2,837.4
Inventories	19	189.4	169.2	5.5	7.0
		6,416.5	8,058.2	2,176.6	4,702.3
Non-current assets					
Property, plant and equipment (net)	20	11,663.5	12,137.9	2,402.2	2,796.8
Goodwill on consolidation	21	9,514.6	9,736.2	–	–
Intangibles	22	597.7	592.9	4.0	4.3
Subsidiary companies	23	–	–	18,802.4	18,830.9
Associated companies	24	4,285.5	4,716.8	30.4	36.6
Joint venture companies	25	1,190.5	314.3	133.1	158.3
Long term investments	26	39.0	109.8	22.1	51.6
Deferred tax assets	11	1,222.8	893.8	–	–
Other non-current assets	27	403.2	297.3	301.9	251.0
		28,916.8	28,799.0	21,696.1	22,129.5
Total assets		**35,333.3**	**36,857.2**	**23,872.7**	**26,831.8**
Current liabilities					
Trade and other creditors	28	3,455.7	3,418.7	1,171.5	1,240.5
Provisions	29	17.6	18.2	–	–
Dividends payable to minority shareholders		–	173.3	–	–
Due to subsidiary companies	23	–	–	298.1	311.5
Borrowings (unsecured)	30	963.2	83.4	1,000.0	–
Borrowings (secured)	31	1,163.8	1,069.1	–	–
Provision for current tax	11	376.2	521.4	253.7	236.8
		5,976.5	5,284.1	2,723.3	1,788.8
Non-current liabilities					
Borrowings (unsecured)	30	7,338.9	8,631.1	5,259.5	6,279.3
Borrowings (secured)	31	70.5	108.8	–	–
Deferred income tax	11	424.8	479.6	323.3	375.9
Deferred income	32	374.3	737.2	347.1	685.2
Advance billings		1,035.8	1,128.6	–	–
Other non-current liabilities	33	829.8	686.2	438.1	369.6
		10,074.1	11,771.5	6,368.0	7,710.0
Total liabilities		**16,050.6**	**17,055.6**	**9,091.3**	**9,498.8**
Net assets		**19,282.7**	**19,801.6**	**14,781.4**	**17,333.0**
Share capital and reserves					
Share capital	34	2,496.2	2,677.3	2,496.2	2,677.3
Reserves		16,775.0	17,074.9	12,285.2	14,655.7
Interest of shareholders of the Company		**19,271.2**	**19,752.2**	**14,781.4**	**17,333.0**
Minority interests	37	11.5	49.4	–	–
		19,282.7	**19,801.6**	**14,781.4**	**17,333.0**

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.
Auditors' report – page 83

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2005

Group – 2005	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve-performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 April 2004		2,677.3	4,882.3	9.2	–	725.2	12,661.4	(1,203.2)	19,752.2
Currency translation differences	36	–	–	–	–	56.6	–	–	56.6
Share of associated and joint venture companies' reserve movements		–	–	–	–	–	–	1.1	1.1
Goodwill released on dilution / disposal of associated and joint venture companies		–	–	–	–	–	(0.4)	0.4	–
Net gains / (losses) not recognised in the consolidated income statement		–	–	–	–	56.6	(0.4)	1.5	57.7
Net profit for the year		–	–	–	–	–	3,268.4	–	3,268.4
Total recognised gains for the year		–	–	–	–	56.6	3,268.0	1.5	3,326.1
Equity-settled performance share (net of tax)		–	–	–	26.9	–	–	–	26.9
Performance shares purchased by Trust[1] (net of performance shares vested / cancelled)		–	–	–	(19.9)	–	–	–	(19.9)
Payment to employees in performance shares		–	–	–	(1.4)	–	–	–	(1.4)
Transfer to liability upon modification		–	–	–	(2.4)	–	–	–	(2.4)
Final dividends for 2003/2004	35	–	–	–	–	–	(915.2)	–	(915.2)
Cancellation of shares	34	(191.3)	(2,818.7)	–	–	–	–	–	(3,010.0)
Issue of new shares	34	10.2	104.7	–	–	–	–	–	114.9
Balance as at 31 March 2005		**2,496.2**	**2,168.3**	**9.2**	**3.2**	**781.8**	**15,014.2**	**(1,201.7)**	**19,271.2**

Note:

(1) Dexia Trust Services Singapore Limited (the "Trust") is the trustee of a trust established to administer the performance share schemes.

Group – 2004	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 April 2003		2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	36	–	–	–	514.9	–	–	514.9
Goodwill released on disposal of associated companies		–	–	–	–	(805.5)	805.5	–
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets		–	–	–	–	–	10.4	10.4
Net gains / (losses) not recognised in the consolidated income statement		–	–	–	514.9	(805.5)	815.9	525.3
Net profit for the year		–	–	–	–	4,484.8	–	4,484.8
Total recognised gains for the year		–	–	–	514.9	3,679.3	815.9	5,010.1
Final dividends for 2002/2003	35	–	–	–	–	(764.8)	–	(764.8)
Issue of new shares	34	3.4	33.5	–	–	–	–	36.9
Balance as at 31 March 2004		**2,677.3**	**4,882.3**	**9.2**	**725.2**	**12,661.4**	**(1,203.2)**	**19,752.2**

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.

Auditors' report – page 83

STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2005

Company – 2005	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserves S$ Mil	Capital reserve performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 April 2004		2,677.3	4,882.3	9.2	–	(1.3)	9,765.5	17,333.0
Total recognised gains for the year								
– *net profit*		–	–	–	–	–	1,260.3	1,260.3
Equity-settled performance shares		–	–	–	12.4	–	–	12.4
Transfer to liability upon modification		–	–	–	(1.6)	–	–	(1.6)
Contribution to trust		–	–	–	(12.2)	–	–	(12.2)
Final dividends for 2003/2004	35	–	–	–	–	–	(915.4)	(915.4)
Cancellation of shares	34	(191.3)	(2,818.7)	–	–	–	–	(3,010.0)
Issue of new shares	34	10.2	104.7	–	–	–	–	114.9
Balance as at 31 March 2005		**2,496.2**	**2,168.3**	**9.2**	**(1.4)**	**(1.3)**	**10,110.4**	**14,781.4**

Company – 2004	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 April 2003		2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences		–	–	–	1.4	–	1.4
Net gain not recognised in the income statement		–	–	–	1.4	–	1.4
Net profit for the year		–	–	–	–	3,136.6	3,136.6
Total recognised gains for the year		–	–	–	1.4	3,136.6	3,138.0
Final dividends for 2002/2003	35	–	–	–	–	(764.8)	(764.8)
Issue of new shares	34	3.4	33.5	–	–	–	36.9
Balance as at 31 March 2004		**2,677.3**	**4,882.3**	**9.2**	**(1.3)**	**9,765.5**	**17,333.0**

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.
Auditors' report – page 83

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2005

	2005 S$ Mil	2004 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	3,700.7	5,589.8
Adjustments for:		
Amortisation – others	11.9	28.7
Amortisation of goodwill	–	655.4
Depreciation of property, plant and equipment	1,963.1	1,846.5
Exceptional items	184.6	(2,540.7)
IDA compensation	(337.0)	(337.0)
Interest and investment income	(89.8)	(311.2)
Interest on borrowings	488.5	476.4
Net loss on disposal of property, plant and equipment	6.1	6.7
Property, plant and equipment written off	0.1	0.2
Share of results of associated and joint venture companies	(1,260.2)	(1,119.8)
Other non-cash items	28.8	6.8
	996.1	(1,288.0)
Operating cash flow before working capital changes	4,696.8	4,301.8
Changes in operating assets and liabilities		
Trade and other debtors	(111.8)	163.1
Trade and other creditors	(73.7)	(188.2)
Inventories	(24.9)	11.2
Provisions	(0.6)	(0.3)
Currency translation adjustments of subsidiary companies	(3.7)	45.0
Cash generated from operations	4,482.1	4,332.6
Dividends received from associated and joint venture companies	354.7	480.0
Dividends received from Singapore Post Limited (see Note 1)	–	200.0
Income tax paid	(347.2)	(417.9)
Net cash inflow from operating activities	4,489.6	4,594.7
Cash Flows from Investing Activities		
Dividends received from other investments	7.4	11.9
Interest received	54.3	39.4
Payment for purchase of subsidiary companies, net of cash received (see Note 2)	(322.4)	(6.1)
Proceeds from divestment of subsidiary company, net of cash disposed (see Note 3)	–	350.5
Proceeds from sale of Yellow Pages directory assets and businesses (see Note 4)	–	222.8
Adjustment to proceeds from disposal of subsidiary company – Dingo Blue settlement	–	(26.6)
Investment in associated and joint venture companies	(211.8)	(354.0)
Long term loans to associated and joint venture companies	(0.4)	(2.5)
Long term loans repaid by associated and joint venture companies	23.9	7.5
Proceeds from liquidation / sale of associated and joint venture companies (net of withholding tax paid)	2,465.3	296.7
Investment in long term investments	(2.3)	(1.4)
Proceeds from sale of long term investments	153.1	287.4
Net purchase of short term investments	(473.7)	(331.8)
Payment for purchase of property, plant and equipment	(1,428.1)	(1,300.2)
Proceeds from sale of property, plant and equipment	318.4	40.7
Recovery of long term investment previously written off	2.3	–
Purchase of intangibles	(7.4)	(9.6)
Net cash inflow/(outflow) from investing activities	578.6	(775.3)

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.
Auditors' report – page 83

	Note	2005 S$ Mil	2004 S$ Mil
Cash Flows from Financing Activities			
Proceeds from term loans		2,143.0	3,263.5
Repayment of term loans		(2,524.6)	(3,307.0)
Proceeds from bond issue		–	300.0
Proceeds from other loans		–	5.7
Bonds repurchased		–	(485.0)
Premium paid on bonds repurchased		–	(16.5)
Finance lease payments		(55.0)	(139.8)
Net interest paid on borrowings and swaps		(431.7)	(466.9)
Loan from minority shareholder repaid		(37.3)	(32.8)
Capital repayment to minority shareholder		(19.9)	–
Dividends paid to minority shareholder		(172.0)	(0.2)
Dividends paid to shareholders		(915.2)	(764.8)
Payment for cancellation of shares on capital reduction		(3,010.0)	–
Proceeds from issue of shares		114.9	36.9
Purchase of performance shares by Trust		(20.3)	–
Payment to employee in performance shares		(1.0)	–
Net cash outflow from financing activities		(4,929.1)	(1,606.9)
Net change in cash and cash equivalents		139.1	2,212.5
Exchange effects on cash and cash equivalents		1.9	–
Cash and cash equivalents at beginning of year		3,161.9	949.4
Cash and cash equivalents at end of year	16	**3,302.9**	**3,161.9**

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.
Auditors' report – page 83

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2005

Notes:

(1) Dividends received from Singapore Post Limited ("SingPost")

This represents the special dividend that was declared prior to 31 March 2003, when SingPost was a wholly owned subsidiary company of the Company.

(2) Acquisition of subsidiary companies

SingTel Optus Pty Limited ("Optus") acquired 100 per cent equity interest in Uecomm Limited ("Uecomm") and its subsidiary companies ("Uecomm Group") on 8 July 2004 and Reef Networks Pty Ltd ("Reef") on 30 March 2005. Fair values of identifiable net assets of the subsidiary companies acquired were:

	Uecomm Group S$ Mil	Reef S$ Mil	Total S$ Mil
Property, plant and equipment	195.4	82.6	278.0
Non-current assets (excluding property, plant and equipment)	24.2	1.6	25.8
Cash	5.1	5.0	10.1
Current assets (excluding cash)	15.7	6.9	22.6
Current liabilities	(29.6)	(14.5)	(44.1)
Non-current liabilities	(7.8)	(78.8)	(86.6)
Fair value of net assets acquired	203.0	2.8	205.8
Goodwill	79.3	48.1	127.4
Total cash consideration	282.3	50.9	333.2
Less: consideration unpaid at balance sheet date	–	(0.7)	(0.7)
Less: cash and cash equivalents in subsidiary companies acquired	(5.1)	(5.0)	(10.1)
Net cash outflow on acquisition	277.2	45.2	322.4

Uecomm Group and Reef contributed S$4.7 million and nil respectively to the net profit of the Group for the current financial year.

In the previous financial year, NCS Pte. Ltd., a wholly owned subsidiary company, paid an additional S$6.1 million as purchase consideration adjustment for the acquisition of 51 per cent equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies, in accordance with the terms and conditions in the sale and purchase agreement.

The accompanying notes on pages 92 to 157 form an integral part of these financial statements.
Auditors' report – page 83

(3) Divestment of subsidiary company

Fair values of identifiable net assets of SingPost divested in the previous financial year (as at 1 April 2003 adjusted for bond issue of S$300 million on 11 April 2003) were:

	S$ Mil
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	546.9
Gross proceeds	762.8
Less: cash and cash equivalents in subsidiary companies divested	(412.3)
Net cash inflow on divestment	350.5

(4) Proceeds from sale of Yellow Pages directory assets and businesses

The fair values of identifiable net assets of Yellow Pages directory assets and business sold in the previous financial year were:

	S$ Mil
Property, plant and equipment	33.6
Non-current assets (excluding property, plant and equipment)	2.8
Current assets	37.2
Current liabilities	(11.0)
Net assets divested	62.6
Gain on sale	160.2
Net cash inflow on sale	222.8

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company, Singapore Telecommunications Limited ("SingTel"), is domiciled and incorporated in Singapore and is listed on the Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited. The address of its registered office is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding. The principal activities of the subsidiary companies are disclosed in Note 45.

Under a licence granted by the Infocomm Development Authority of Singapore ("IDA"), the Group had the exclusive right to provide fixed line national and international telecommunications services through 31 March 2000 and public cellular mobile telephone services and public radio paging services through 31 March 1997 (with limited exceptions) in Singapore. From the expiry of the exclusive right, the Group's licence for these services continues on a non-exclusive basis to 31 March 2017. In addition, the Group is licensed to offer Internet services and had obtained frequency spectrum and licence rights from the IDA to offer 3G mobile communication systems and services.

In Australia, Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

The financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2005 have been approved for issue in accordance with a directors' resolution dated 4 May 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") under the historical cost convention.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The accounting policies have been consistently applied by the Group, and except for the changes in accounting policies discussed more fully in Note 2.2, are consistent with those used in the previous financial year.

The financial statements of the Group and the Company are presented in Singapore Dollars, which is the measurement currency of the Company.

2.2 Early adoption of new and revised financial reporting standards

The Group adopted on an early basis the following new and revised FRS with effect from the financial year beginning 1 April 2004:

FRS 102	Share-based Payment
FRS 103	Business Combinations
Revised FRS 36	Impairment of Assets
Revised FRS 38	Intangible Assets
Revised Interpretation FRS 12	Consolidation – Special Purpose Entities

2.2 Early adoption of new and revised financial reporting standards (continued)

FRS 102

Under the Share Plan 2003 and the Share Plan 2004, participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain pre-determined corporate performance targets are met within a prescribed performance period and the participants are still employed by the Group.

The adoption of FRS 102 had resulted in a change in the accounting policy for share-based payments. Until 31 March 2004, the Group's performance share expense was calculated based on the cost of shares purchased, and for shares yet to be purchased, at the market price at each balance sheet date, and the expense was then amortised and recognised in the income statements on a straight line basis over the vesting period.

Under FRS 102, the performance share plans are accounted either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statements on a straight line basis over the vesting period. At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statements, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The reduction in staff costs of S$12.5 million and S$6.4 million for the Group and Company respectively arising from the early adoption of FRS 102 had been recorded in the income statements for the financial year ended 31 March 2005.

FRS 103, Revised FRS 36, Revised FRS 38

The adoption of FRS 103 requires simultaneous adoption of revised FRS 36 and FRS 38 and had resulted in a change in the accounting policy for goodwill. Under these standards, goodwill on acquisitions carried on the consolidated balance sheet can no longer be amortised to the consolidated income statement. Instead, such goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired (see Note 2.10.1).

The standards are applied on a prospective basis effective from 1 April 2004 and accordingly do not affect the Group's financial statements for the previous financial year ended 31 March 2004.

2.3 Revenue recognition

2.3.1 Revenue comprises the invoiced value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts. It takes into account the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

2.3.2 For phone cards and prepaid cards which have been sold, provisions for unearned revenue are made for services which have not been rendered as at the balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

2.3.3 Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects, using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

2.3.4 Revenue from the sale of equipment is recognised upon the transfer of significant risk and rewards of ownership of the goods to the customer which generally coincides with delivery and acceptance of the goods sold.

2.3.5 Dividend income is recorded gross in the income statements in the accounting period in which the right to receive payment is established.

2.3.6 Interest income is recognised on a time proportion basis, taking into account the effective yield on the asset.

2.3.7 Rental income from operating leases is recognised in the income statements on a straight-line basis over the term of the lease.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

2.4 Employee benefits

2.4.1 Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities, and will have no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The Group's contributions to the defined contribution plans are recognised in the income statements as expense in the financial year to which they relate.

2.4.2 Employee leave entitlements

Employees' entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for the annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

2.4.3 Equity compensation benefits

FRS 102, *Share-based Payment*, is applicable to shares, share options or other equity instruments that were granted after 22 November 2002 and not yet vested as at 1 April 2004, the effective date the Group adopted this FRS.

In 2003, SingTel's share option schemes were suspended with the implementation of the performance share plans. As the share options were granted before 22 November 2002, FRS 102 is not applicable. No compensation expense is recognised for the outstanding share options under the share option schemes. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at par value of the shares issued) and share premium accounts.

The accounting policy for performance shares is stated in Note 2.2.

2.5 Leases

2.5.1 When a group company is the lessee

Leases of assets in which the Group assumes substantially all the risks and rewards of ownership of the leased item are classified as finance leases. Finance leases are capitalised at amounts equal, at the inception of the lease, to the fair value of the leased item or if lower, at the present value of the future minimum lease payments. Lease payments are apportioned between finance charges and reduction of lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. Finance charges are charged directly to the income statements. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised as expenses in the income statements on a straight-line basis over the period of the lease.

Gains on sale and leaseback transactions resulting in finance leases are deferred and amortised over the lease term on a straight-line basis, while losses are recognised immediately. Gains and losses on sale and leaseback transactions resulting in operating leases are recognised immediately.

2.5.2 Where a group company is the lessor

Where assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the lease term using the net investment method, which reflects a constant periodic rate of return.

2.5.2 Where a group company is the lessor (continued)

Indefeasible right of use
The Group had entered into certain indefeasible right of use ("IRU") agreements. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as leases or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreements that transfer substantially all the risks and rewards of ownership to the lessee, and provide for transfer of ownership of the asset to the lessee by the end of the lease term at a nominal price, are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales-type contracts are accordingly recognised as cost of goods sold.

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Amounts received or contractually receivable from lessees in excess of revenue recognised are recorded as advance billings in the balance sheets. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

2.5.3 Capacity swaps

The Group may exchange capacity with other capacity or service providers. When the assets or services exchanged are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The exchange is regarded as a transaction which generates revenue if the assets or services exchanged are dissimilar, fair value can be determined within reasonable limits and where the exchange process is considered complete. All of the factors must be met in order to recognise the revenue which is measured at the fair value of the assets or services received, adjusted by the amount of any cash or cash equivalents transferred.

2.6 Borrowing costs

2.6.1 Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are generally expensed as incurred, except to the extent that they are capitalised if they are directly attributable to the acquisition, construction, or production of a qualifying asset.

2.6.2 Interest rate swap contracts

Interest rate swap contracts are used to hedge the Group's exposure to interest rate risks. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly half yearly), the difference between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts. This difference is taken to the income statements on an accrual basis. The notional principal amounts of the interest rate swap contracts are recorded as off-balance sheet items. The fair values of the interest rate swap contracts are not recognised in the financial statements.

2.7 Exceptional items

Exceptional items refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial year.

2.8 Government grants

Government grants relating to assets are included in other creditors and recognised in the income statements on a straight-line basis over the expected lives of the related assets. Government grants relating to operating expenditure are deferred and recognised in the income statements over the periods necessary to match them with the costs they are intended to compensate.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

2.9 Principles of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary companies. Subsidiary companies, associated and joint venture companies acquired or disposed of during the financial year are included in the consolidated financial statements from the date of acquisition and excluded from the date of sale respectively.

The accounting policy for subsidiary, associated and joint venture companies in the Company's financial statements is stated in Note 2.16.

2.9.1 Subsidiary companies

Subsidiary companies are entities over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

Acquisitions of subsidiary companies are accounted for using the purchase method of accounting. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to subsidiary companies' financial statements to ensure consistency of accounting policies with those of the Group.

Any losses in excess of the interest in the equity of the subsidiary company attributable to the minority shareholders are charged to the Group except to that extent that the minority shareholders are able and have a binding obligation to make good the losses.

2.9.2 Associated companies

Associated companies are entities over which the Group has significant influence, but not control or joint control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting.

Equity accounting involves recording the investment in associated companies initially at cost, and recognising the Group's share of the post-acquisition results of associated companies in the consolidated income statement, and the Group's share of post-acquisition reserve movements in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments.

The results of associated companies are taken from the most recent financial statements of the associated companies concerned, made up to dates not more than three months prior to the end of the financial year of the Group. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of the associated companies to ensure consistency with those of the Group.

The Group's investment in associated companies is stated in the consolidated balance sheet at an amount that reflects its share of net assets of the associated companies and includes goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including loans that are in fact extensions of the Group's investment, the Group does not recognise further losses, unless it has incurred obligations or guaranteed obligations in respect of the associated company.

2.9.3 Joint venture companies

Joint venture companies are entities over which the Group has contractual arrangements to jointly share the control with one or more parties, and none of the parties involved have unilateral control over the entities' economic activities.

The Group's interest in joint venture companies are accounted for using the equity method of accounting as set out in Note 2.9.2.

The Group's interest in unincorporated joint ventures are accounted for by including its interest in the assets employed in, liability incurred by, liabilities for which it is jointly and severally liable, and the revenue derived from, and expenses incurred in relation to, the joint ventures, in the consolidated balance sheet and consolidated income statement respectively.

2.9.4 Special purpose entity

Dexia Trust Services Singapore Limited (the "Trust") is the trustee of a trust established to administer the performance share schemes. The Trust acquires shares in the Company from the open market for delivery to participants upon vesting of the awards (see Note 2.2).

The Trust had been consolidated in the Group's financial statements under the revised Interpretation of FRS ("INT FRS") 12, *Consolidation – Special Purpose Entities*, even though it is not legally owned by the Group.

2.9.5 Transaction costs

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

2.10 Intangible assets

2.10.1 Goodwill

The excess of the cost of an acquisition of subsidiary, associated or joint venture company over the fair value of the Group's share of their identifiable net assets, including contingent liabilities, at the date of acquisition is recorded as goodwill.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring entity and are recorded at the exchange rate at the date of the acquisition.

Acquisitions completed prior to 1 April 2001

Goodwill for acquisitions completed prior to 1 April 2001 had been adjusted in full against shareholders' equity. Such goodwill has not been retrospectively capitalised and amortised.

Acquisitions completed on or after 1 April 2001

Prior to 1 April 2004, goodwill for acquisitions completed on or after 1 April 2001 was capitalised and amortised on a straight line basis in the consolidated income statement over its estimated useful life of up to 20 financial years. In addition, goodwill was assessed for indications of impairment at each balance sheet date.

Since 1 April 2004, goodwill is no longer amortised but is tested annually for impairment or whenever there is indication of impairment (refer to Note 2.2). The accumulated amortisation for goodwill as at 1 April 2004 had been eliminated with a corresponding decrease in the cost of goodwill.

Goodwill on acquisition of subsidiary companies is shown on the face of the consolidated balance sheet. Goodwill on acquisition of associated and joint venture companies are recorded as part of the carrying value of the related investments.

If an entity is subsequently sold, the carrying amount of capitalised goodwill relating to the entity sold, but not the goodwill previously written off to shareholders' equity, is taken to the consolidated income statements as part of the gain or loss on sale.

2.10.2 Negative Goodwill

If the cost of acquisition is less than the fair value of the net assets of the subsidiary, associated or joint venture company acquired, the difference is recognised directly in the consolidated income statement.

2.10.3 Computer software cost

Computer software costs are capitalised and recognised as assets and included in property, plant and equipment when it is probable that the costs will generate economic benefits beyond one year and the costs are associated with identifiable software products controlled by the Group.

2.10.4 Spectrum and other licences

Expenditure on spectrum and other licences is capitalised and amortised from the date of the launch of the related services using the straight-line method over their useful lives of 12 to 22 years. Where the services for which the licence is granted have yet to commence, no amortisation is made. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses.

2.10.5 Customer acquisition costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

2.10.6 Pre-incorporation expenses

Pre-incorporation expenses are expensed as incurred.

2.11 Foreign currencies

2.11.1 Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the date of transactions. Foreign currency monetary assets and liabilities are translated into the measurement currency at the rates of exchange prevailing at the balance sheet date or at contracted rates where they are covered by forward foreign exchange contracts. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, except for hedge transactions described in Note 2.11.3, are taken to the income statements.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

2.11.2 Translation of foreign entities' financial statements
The assets and liabilities of foreign entities are translated into Singapore Dollars at exchange rates ruling at balance sheet date. Income and expenses are translated using either the average monthly exchange rates for the financial year or yearly exchange rates, which approximate the exchange rates at the dates of the transactions. All resultant exchange differences are taken directly to currency translation reserve in shareholders' equity. On disposal, the accumulated exchange differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.11.3 Foreign currency hedges
Exchange differences arising from translating foreign currencies purchased to hedge against specific capital or operating expenditure commitments at balance sheet date are deferred. They are subsequently included in the measurement of the related capital or operating expenditure transactions.

The nominal principal amounts of forward foreign exchange contracts and cross currency swaps are recorded as off-balance sheet items. Exchange differences arising from translating forward foreign exchange contracts and cross currency swaps entered into hedges for foreign currency denominated assets and liabilities are accounted for in a manner consistent with the hedged item.

2.12 Cash and cash equivalents
For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

2.13 Trade and other debtors
Trade debtors are carried at original invoiced amounts less allowance for doubtful receivables on any uncollectible amounts. Bad debts are written off when identified.

2.14 Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Work-in-progress (information technology services) is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, manpower and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability) as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

2.15 Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

	No. of years
Buildings	5 – 40
Transmission plant and equipment	5 – 25
Switching equipment	3 – 10
Other fixed assets	3 – 15

2.15 Property, plant and equipment (continued)

Other fixed assets consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

Repairs and maintenance costs are taken to the income statements during the financial year in which they are incurred. The cost of major renovations and restorations is included in the carrying amount of an asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group, and depreciated over the remaining useful life of the asset.

The useful life and depreciation method are reviewed annually to ensure that they continue to be appropriate.

2.16 Investments

In the Company's balance sheet, investments in subsidiary, associated and joint venture companies are stated at cost less impairment losses. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down to its recoverable amount.

Quoted and unquoted investments that are intended to be held for the long term are stated in the financial statements at cost and an impairment loss is recognised when there is a decline other than temporary in the value of an investment, determined on an individual investment basis.

Quoted and unquoted investments held as current assets are stated at the lower of cost and market value on a portfolio basis. Increase or decrease in the carrying amount of the investments is taken to the income statements. Cost is determined using the weighted average method. Market value is calculated by reference to stock exchange quoted selling prices or quotes from independent financial institutions at the close of business on the balance sheet date.

2.17 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiary, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets.

Current and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2.18 Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. These intangible assets and all assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

2.19 Borrowings

2.19.1 Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. The difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statements over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.19.2 Redeemable preference shares

Preference shares which are mandatorily redeemable on a specific date are classified as liabilities. The dividends on these preference shares are taken to the income statement as interest expense.

2.20 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognised for future operating losses.

Provision for liquidated damages in respect of information technology contracts are made based on management's best estimate of the anticipated liability.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

2.21 Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity.

The cost of shares cancelled under the capital reduction exercise carried out under Section 73 of the Singapore Companies Act is adjusted against share capital (at par value of the shares cancelled) and share premium accounts.

The cost of shares repurchased by the Company under Section 76G of the Singapore Companies Act is adjusted against retained earnings in equity. On cancellation of the shares, an amount equal to the nominal value of the shares purchased is transferred and credited to capital redemption reserve.

The consideration paid, including any directly attributable incremental costs, by the Trust to acquire the shares of the Company is deducted from shareholders' equity until the shares are issued to the eligible employees of the Group.

2.22 Dividends

Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders.

2.23 Segment reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments. Business segments provide products and services that are subject to risks and returns that are different from those of other business segments.

2.24 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

3. OPERATING REVENUE

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Mobile communications	4,944.7	4,531.7	–	–
National telephone	2,574.1	2,534.0	533.4	576.1
Data and internet	2,379.9	2,056.0	1,030.8	974.1
International telephone	959.8	1,065.8	595.3	697.2
Information technology and engineering	762.4	643.2	–	–
Sale of equipment	671.4	503.8	1.1	1.7
Cable television	165.7	175.5	–	–
C1 defence contract	–	291.3	–	–
Others	159.0	193.4	102.4	109.7
	12,617.0	11,994.7	2,263.0	2,358.8

4. OPERATING EXPENSES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Traffic expenses	2,329.3	2,203.6	405.8	483.0
Selling and administrative costs	2,333.5	2,253.0	274.2	298.7
Staff costs	1,546.7	1,505.2	286.4	292.3
Cost of sales	1,563.0	1,573.3	18.0	23.2
Repair and maintenance	287.8	281.4	69.3	66.4
Recoveries	(49.6)	(48.2)	(69.6)	(63.5)
	8,010.7	7,768.3	984.1	1,100.1

4.1 Staff costs

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Staff costs included the following:				
Contributions to defined contribution plans	136.3	129.9	33.5	36.4
Performance share expense				
- equity-settled arrangements	6.1	21.1	3.5	10.5
- cash-settled arrangements	3.4	–	1.2	–
Termination benefits	5.2	4.9	5.0	3.3
Recoveries from entities of the Group	–	–	(38.8)	(39.0)

	Group		Company	
	2005	2004	2005	2004
Number of staff employed at 31 March	19,155	19,081	5,399	5,662

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

4.2 Share-based payments

4.2.1 Share options

The Share Option Scheme was suspended in 2003 following a review of the remuneration policy across the Group. The existing share options granted continue to vest according to the terms and conditions of the share option schemes and the respective grants.

The share options have a validity period of ten years from date of grant, and were granted without performance hurdles ("Market Price Share Options") or with performance hurdles ("Performance Share Options").

Market Price Share Options are granted based on the performance of the Group and individual. These share options vest over three years from the date of the grant and are exercisable after the first anniversary of the date of the grant and expiring on the tenth anniversary of the date of the grant.

Performance Share Options are conditional grants where vesting is conditional on performance targets set based on medium-term corporate objectives. At the end of the performance period, currently prescribed to be a three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets.

	Number of share options [1]		Weighted average exercise price per share	
Group and Company	2005 '000	2004 '000	2005 S$	2004 S$
Outstanding at 1 April	215,056	260,517	1.79	1.77
Forfeited / Cancelled	(7,954)	(19,720)	1.80	1.78
Exercised	(68,335)	(22,727)	1.68	1.63
Expired	–	(3,014)	–	2.05
Outstanding and exercisable at 31 March	138,767	215,056	1.84	1.79

Group and Company	2005 '000	2004 '000
The outstanding share options have the following exercise prices:		
A$3.70 for 1.66 SingTel shares [2]	6,495	6,961
S$2.50 to S$3.03	8,255	8,724
S$2.00 to S$2.49	23,867	30,304
S$1.50 to S$1.99	90,124	158,107
S$1.36 to S$1.49	10.026	10,960
	138,767	215,056
Weighted average remaining contractual life	6.3 years	7.4 years

Notes:

(1) The figures in the above table included the number of unissued SingTel shares under the Optus Executive Option Plan based on a ratio of 1.66 SingTel shares per share option.

(2) The figure represents the number of unissued SingTel shares based on a ratio of 1.66 SingTel shares per share option.

No compensation expense is recognised when the share options are issued (see Note 2.4.3).

4.2.2 Performance share plans

The Share Plan 2003 only allows the purchase and delivery of existing SingTel shares to employees upon the vesting of the awards. The Share Plan 2004 gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff – are made on an annual basis at the discretion of the Group. The grants are conditional on the achievement of targets set for a three-year performance period. The performance shares will only be released to the recipients at the end of the qualifying performance period. The final number of performance shares will depend on the level of achievement of the targets over the three-year period. The General Awards shall be settled by delivery of SingTel shares, while the Senior Management Awards are to be settled by SingTel shares or cash, at the option of the recipient.

Additionally, early vesting of the performance shares can also occur under the special circumstances approved by the Compensation Committee such as retirement, redundancy, illness and death whilst in employment.

The performance share plans provide for the award of performance shares to selected employees of SingTel and its subsidiary companies. Though the performance shares are awarded by SingTel, the respective subsidiary companies that wish to provide incentives to their own employees to retain and encourage their continued service, bear all costs and expenses in any way arising out of, or connected with, the grant/vesting of the awards to their employees.

The fair value of the performance shares are estimated using a Monte Carlo simulation methodology at the measurement dates, which are grant dates for equity-settled awards, and balance sheet date for cash-settled awards.

For the Senior Management Awards, vesting is estimated at 80 per cent of grants for the purpose of accrual for the performance share expense until the achievement of the targets can be accurately ascertained.

	Date Of Grant						Granted to employees of	
	Share Plan 2003		Share Plan 2004					
	25 June 2003	25 Feb 2004	26 May 2004	1 Sep 2004	26 Nov 2004	Group And Company	Company	Subsidiary Companies
General Award (equity-settled arrangement)								
Number of performance shares ('000)								
At later of grant date or 1 April 2004	32,602	37	30,504	466	50	63,659	29,732	33,927
Cancelled	(2,217)	–	(1,340)	–	–	(3,557)	(964)	(2,593)
Early vesting	(328)	–	(6)	–	–	(334)	(120)	(214)
Outstanding as at 31 March 2005	30,057	37	29,158	466	50	59,768	28,648	31,120
Fair value at grant date	S$0.67	S$0.67	S$1.15	S$1.29	S$1.29			
Assumptions under the Monte-Carlo model								
Expected volatility								
SingTel	23.2%	23.2%	23.0%	23.3%	23.3%			
MSCI Asia Pacific Telecommunication Index	(--- Not applicable ---)		22.9%	23.0%	23.0%			
MSCI Asia Pacific Telecommunication Component Stocks								
Historical volatility period								
From	Jul 2001	Jul 2001	Jul 2001	Jul 2001	Jul 2001			
To	Jun 2003	Jun 2003	May 2004	Sep 2004	Sep 2004			

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

4.2.2 Performance share plans (continued)

	Date Of Grant				
	Share Plan 2003		Share Plan 2004		
	25 June 2003	25 Feb 2004	26 May 2004	1 Sep 2004	26 Nov 2004
General Award (equity-settled arrangement)					
Assumptions under Monte-Carlo model (continued)					
Risk free interest rates					
Yield of Singapore Government Securities on	25 Jun 2003	25 Jun 2003	26 May 2004	1 Sep 2004	1 Sep 2004
Expected Dividend					
SingTel	(---- Management's forecast in line with dividend policy ----)				
MSCI Asia Pacific Telecommunication Index	(---- Not applicable ----)(Historical weighted dividend yield)				
MSCI Asia Pacific Telecommunication Component Stocks	(--------- Expected payout from analyst consensus ---------)				

	Date of grant			Granted to employees of	
	Share Plan 2003 25 June 2003	Share Plan 2004 26 May 2004	Group And Company	Company	Subsidiary companies
Senior Management Award (cash-settled arrangement)					
Number of performance shares ('000)					
At later of grant date or 1 April 2004	4,296	2,502	6,798	4,739	2,059
Cancelled	(410)	(69)	(479)	(72)	(407)
Early vesting	(294)	–	(294)	(85)	(209)
Outstanding as at 31 March 2005	3,592	2,433	6,025	4,582	1,443
Fair value at balance sheet date	S$2.23	S$2.13			
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel	24.7%	24.7%			
MSCI Global Telcommunication Index	20.9%	NA			
MSCI Asia Pacific Telcommunication Component Stocks	NA	Historical volatility from Jul 2001 to Mar 2005			
Risk free interest rates					
Yields of Singapore Government Securities on	31 Mar 2005	31 Mar 2005			

4.2.3 Performance-Based Deferred Bonus Scheme ("PBDBS")

During the financial year, discretionary PBDBS units were granted to selected overseas local hires. While these units have the same vesting criteria as the Share Plan 2004, the key difference is any payout will be in the form of cash instead of shares. These employees are encouraged to purchase and hold SingTel shares with the cash payout, in line with the objective of the performance share plans.

		Granted to employees of	
	Granted on 26 May 2004	Company	Subsidiary Companies
Performance-Based Deferred Bonus (cash-settled)			
Number of performance shares ('000)			
At grant date	550	261	289
Forfeited / Cancelled	(25)	–	(25)
Outstanding as at 31 March 2005	525	261	264

4.3 Special purpose entity

The assets held by the Trust as at 31 March 2005 were as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Cash at bank	*	–	*	–
Cost of acquisition of SingTel shares	19.9	–	11.9	–
	19.9	–	11.9	–

** denotes amount of less than S$50,000.*

Details of SingTel shares held by the Trust were as follows:

	Number of SingTel ordinary shares		Market value of SingTel shares	
	2005	2004	2005 S$ Mil	2004 S$ Mil
At end of the year				
Group	8,431,475	–	21.8	–
Company	5,054,145	–	13.0	–

Upon consolidation, the consideration paid to acquire SingTel shares, including any directly attributable incremental costs, had been deducted from shareholders' equity.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

4.4 Other operating expense items

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Operating expenses included the following:				
Directors' remuneration [(1)]	3.3	3.0	3.3	3.0
Key management's compensation [(2)]	16.8	14.8	8.2	8.0
Auditors' remuneration				
- PwC Singapore [(3)]	0.6	0.6	0.3	0.2
- PwC Australia	0.7	0.6	–	–
- other auditors [(4)]	0.3	0.2	–	–
Non-audit fees paid to				
- PwC Singapore [(5)]	0.5	0.8	0.3	0.3
- PwC Australia	0.9	1.0	–	–
- other auditors	0.1	0.1	–	–
Bad trade debts written off	0.1	0.4	–	–
Allowance for doubtful trade debts	116.3	126.5	35.6	23.5
Inventory written off	2.2	1.0	–	–
(Writeback of provision) / Provision for liquidated damages and warranties	(0.5)	2.4	–	–
Research and development expenses written off	1.4	0.5	0.1	0.1
Property rental expenses (for operating leases)	116.5	123.7	6.1	5.6

Notes:

(1) In addition, Lee Hsien Yang, the executive director, was awarded up to 1,500,000 (2004: 1,405,424) ordinary shares of S$0.15 each in SingTel pursuant to the Share Plan 2004 (2004: Share Plan 2003), subject to certain performance criteria including other terms and conditions being met.

(2) The key management of the Group comprises members of SingTel's Management Committee; namely SingTel's executive director, Chief Operating Officer, Chief Financial Officer and Executive Vice Presidents, the Chief Executive Officer of NCS Pte. Ltd. and the Chief Executive and Chief Financial Officer of Optus. The key management were also awarded 5,541,728 (2004: 8,828,924) ordinary shares of S$0.15 each in SingTel pursuant to Share Plan 2004 (2004: Share Plan 2003), subject to certain performance criteria including other terms and conditions being met.

(3) PricewaterhouseCoopers ("PwC") Singapore, auditors of the Company.

(4) Includes other PwC firms outside Singapore and Australia.

(5) The non-audit fees of the Group and Company for 2004 excluded S$0.2 million paid to PwC Singapore which had been recovered by the Company from third parties but had included underprovision in respect of 2003 of S$0.2 million and S$0.1 million for the Group and the Company respectively.

The Audit Committee had undertaken a review of the non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

5. OTHER INCOME

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Rental income	9.8	12.4	26.6	29.7
Bad trade debts recovered	8.5	6.0	–	–
Net loss on disposal of property, plant and equipment	(6.1)	(6.7)	(4.3)	(3.1)
Property, plant and equipment written off	(0.1)	(0.2)	–	–
Net exchange (loss)/gain – trade related	(0.8)	7.3	0.1	(0.2)
Others	44.2	42.9	46.3	44.6
	55.5	61.7	68.7	71.0

6. DEPRECIATION AND OTHER AMORTISATION

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Depreciation of property, plant and equipment	1,963.1	1,846.5	410.6	392.3
Amortisation of intangibles	23.0	33.4	0.3	0.3
Amortisation of sales and leaseback income	(24.7)	(23.8)	(1.1)	(1.1)
Other amortisation	13.6	19.1	–	–
	1,975.0	1,875.2	409.8	391.5

7. EXCEPTIONAL ITEMS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Exceptional gains				
Gain on sale of property, plant and equipment	117.9	–	117.9	–
Gain on sale / liquidation of non-current investments [1]	89.6	2,226.4	30.5	1,689.5
Gain on dilution of interest in associated company	3.3	–	–	–
Gain on divestment of subsidiary company	–	546.9	–	697.2
Gain on disposal of Yellow Pages directory assets and businesses	–	160.2	–	–
Recovery of investment in non-current investment [1] previously written off	2.3	1.7	–	–
Writeback of impairment of non-current investments [1]	2.7	–	–	1.7
	215.8	2,935.2	148.4	2,388.4
Exceptional losses				
Adjustment to goodwill on acquisition of subsidiary company [2] (see Note 21)	(333.2)	–	–	–
Impairment of property, plant and equipment	(23.2)	(290.1)	(20.9)	(29.0)
Impairment of goodwill on acquisition of subsidiary company	(14.6)	–	–	–
Impairment of non-current investments [1]	(6.3)	(72.1)	(28.5)	(358.7)
Settlement of Dingo Blue legal suit	–	(26.6)	–	–
Loss on sale / liquidation of non-current investments [1]	(23.1)	(0.2)	–	(3.2)
Others	–	(5.5)	–	(1.8)
	(400.4)	(394.5)	(49.4)	(392.7)
	(184.6)	2,540.7	99.0	1,995.7

Notes:

(1) Non-current investments comprised investments in subsidiary, associated and joint venture companies and long term investments. It also included loans to non-current investments which were extensions of the Group's net investment in these companies.

(2) The adjustment to goodwill on acquisition of subsidiary company arose from the recognition of deferred tax asset on the pre-acquisition tax losses of Optus and its subsidiary companies ("Optus Group"). The carrying value of goodwill was adjusted by the amount that would have been recognised if this deferred tax asset had been recognised at the date of acquisition of Optus and amortised up to 31 March 2004.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

8. ASSOCIATED AND JOINT VENTURE COMPANIES

	Group	
	2005 S$ Mil	2004 S$ Mil
Share of ordinary results of		
- associated companies	1,046.5	1,424.3
- joint venture companies	205.7	20.0
	1,252.2	1,444.3
Share of exceptional items of		
- associated companies	–	(324.5)
- joint venture companies	8.0	–
	8.0	(324.5)
Amortisation of goodwill arising from acquisition of		
- associated companies	–	(89.6)
- joint venture companies	–	(0.1)
	–	(89.7)
	1,260.2	1,030.1

Share of exceptional items (pre-tax) comprise:

	2005 S$ Mil	2004 S$ Mil
Refund of notional interest on licence fee	–	8.2
Additional pension charge on transfer of pension liability to Belgian Government	–	(248.8)
Impairment of property, plant and equipment	–	(42.2)
Effects of Punjab licence expensed	–	(23.0)
Impairment of non-current investments	–	(13.0)
Others	8.0	(5.7)
	8.0	(324.5)

9. INTEREST AND INVESTMENT INCOME

	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Interest income from				
- subsidiary companies	–	–	46.8	93.5
- associated and joint venture companies	16.4	1.7	–	–
- others	56.4	41.2	24.2	9.4
	72.8	42.9	71.0	102.9
Gross dividends from				
- subsidiary companies	–	–	213.5	11.2
- associated and joint venture companies	–	–	30.9	51.2
- other investments	9.7	10.8	3.8	2.0
Net gain / (loss) on sale of short term investments	0.6	(12.7)	–	–
(Diminution) / Writeback of diminution in value of short term investments	(0.1)	28.7	–	–
Related net exchange (loss) / gain	(5.5)	25.8	10.2	49.8
Exchange gain on short term loans granted to a subsidiary company, net of hedging	12.3	222.4	–	–
Others	–	(6.7)	–	–
	89.8	311.2	329.4	217.1

10. INTEREST ON BORROWINGS

	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Interest expense incurred on				
- bonds	535.3	539.5	370.4	380.5
- bank loans	53.4	51.4	–	–
- interest rate hedging contracts	(113.5)	(128.9)	(132.9)	(161.1)
- others	13.2	26.3	0.3	1.4
Premium on bonds repurchased	–	16.5	–	–
Amortisation of bonds and related costs	6.8	7.1	3.7	3.9
	495.2	511.9	241.5	224.7
Less:				
Amounts capitalised in balance sheets	(6.7)	(25.2)	–	–
Waiver of interest	–	(10.3)	–	–
	488.5	476.4	241.5	224.7

As at 31 March 2005, the interest rate applicable to the capitalised borrowings was 6.5 per cent (2004: 6.5 per cent).

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

11. TAXATION

11.1 Tax expense

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Current income tax				
- Singapore	310.5	305.0	251.9	211.3
- Overseas	46.1	190.1	2.1	2.0
	356.6	495.1	254.0	213.3
Deferred income tax	289.7	213.0	(52.6)	(44.6)
Tax expense attributable to current year's profits	646.3	708.1	201.4	168.7
Tax credit arising from Australian tax consolidation legislation [1]	–	(31.1)	–	–
Recognition of deferred tax assets on pre-acquisition losses of a subsidiary company (see Note 7 and Note 21)	(380.8)	–	–	–
Recognition of deferred tax assets on other temporary differences [2]	(148.8)	–	–	–
Adjustments in respect of prior year:				
Current income tax				
- under / (over) provision	1.2	(1.8)	–	–
Deferred income tax				
- change in corporate tax rate	–	(51.9)	–	(42.0)
- (over) / under provision	(0.8)	11.4	–	–
	(0.8)	(40.5)	–	(42.0)
	0.4	(42.3)	–	(42.0)
Share of taxes of associated and joint venture companies				
- ordinary activities	336.5	439.3	–	–
- exceptional items	(21.5)	(101.1)	–	–
	315.0	338.2	–	–
	432.1	972.9	201.4	126.7

Notes:

(1) The tax credit arose from an increase in the tax base of depreciable assets of the Optus Group as a result of the enactment of the tax consolidation legislation in Australia.

(2) This relates to tax benefits arising from inter-company loan.

11.1 Tax expense (continued)

The tax expense on the profits differed from the amount that would arise using the Singapore standard rate of income tax due to the following:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Profit before tax	3,700.7	5,589.8	1,461.7	3,263.3
Less:				
Share of results of associated and joint venture companies	(1,260.2)	(1,119.8)	–	–
	2,440.5	4,470.0	1,461.7	3,263.3
Tax calculated at a tax rate of 20 per cent (2004: 20 per cent)	488.1	894.0	292.3	652.7
Expenses not deductible for tax purposes	92.5	170.6	20.4	87.0
Effect of different tax rates in other countries	200.5	356.6	2.2	1.7
Income not subject to tax	(130.7)	(708.9)	(109.5)	(566.9)
Tax losses not recognised	6.9	5.9	–	–
Utilisation of previously unrecognised tax losses	(5.1)	(2.2)	–	–
Others	(5.9)	(7.9)	(4.0)	(5.8)
Tax expense attributable to current year's profits	646.3	708.1	201.4	168.7

The Group's 25.0 per cent (2004: 30.2 per cent) effective tax rate on its share of results of associated and joint venture companies arose from the following factors:

- the associated and joint venture companies operated in higher tax jurisdictions than that of the Company, with corporate tax rates ranging from 25.0 per cent to 35.9 per cent (2004: 25.0 per cent to 35.9 per cent);
- the share of results of associated and joint venture companies included share of losses amounting to S$23.6 million (2004: S$52.9 million) for which no deferred tax benefit had been recognised; and
- partially offset by non-taxable income.

11.2 Provision for current tax

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	521.4	477.9	236.8	264.3
Divestment of subsidiary company	–	(39.6)	–	–
Current year's tax expense on profits	356.6	495.1	254.0	213.3
Income tax paid	(501.8)	(417.9)	(237.1)	(240.8)
Transfer (to)/from deferred tax	(0.2)	0.1	–	–
Adjustments in respect of prior years	1.2	(1.8)	–	–
Translation adjustments	(1.0)	–	–	–
Others	–	7.6	–	–
Balance as at 31 March	376.2	521.4	253.7	236.8

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

11.3 Deferred taxes

The movements in the Group's and Company's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year were as follows:

Group – 2005 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2004	449.8	0.1	47.3	20.1	517.3
(Credited) / Charged to income statement	(56.7)	(0.1)	0.3	(0.2)	(56.7)
Transfer from current tax	0.2	–	–	–	0.2
Balance as at 31 March 2005	393.3	–	47.6	19.9	460.8

Group – 2005 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2004	(160.2)	(392.3)	(325.9)	(53.1)	(931.5)
Credited to income statement	(138.0)	(3.5)	(16.8)	(25.7)	(184.0)
Acquisition of subsidiary company	–	–	–	(2.8)	(2.8)
Translation differences	0.4	(0.2)	(139.7)	(1.0)	(140.5)
Balance as at 31 March 2005	(297.8)	(396.0)	(482.4)	(82.6)	(1,258.8)

Group – 2004 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2003	572.1	1.9	51.0	22.4	647.4
Divestment of subsidiary company	(31.0)	–	–	–	(31.0)
Credited to income statement	(91.3)	(1.8)	(3.7)	(2.2)	(99.0)
Transfer to current tax	–	–	–	(0.1)	(0.1)
Balance as at 31 March 2004	449.8	0.1	47.3	20.1	517.3

Group – 2004 Deferred tax assets	Provision S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2003	(162.0)	(235.4)	(506.6)	(93.8)	(997.8)
Divestment of subsidiary company	(0.1)	–	–	0.4	0.3
Charged / (Credited) to income statement	26.9	(106.5)	266.8	53.2	240.4
Translation adjustments	(25.0)	(50.4)	(86.1)	(12.9)	(174.4)
Balance as at 31 March 2004	(160.2)	(392.3)	(325.9)	(53.1)	(931.5)

11.3 Deferred taxes (continued)

Company – 2005 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 April 2004	357.0	0.1	45.4	402.5
Credited to income statement	(53.0)	–	–	(53.0)
Balance as at 31 March 2005	304.0	0.1	45.4	349.5

Company – 2005 Deferred tax assets	Provisions S$ Mil	Deferred sale and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2004	(22.1)	(2.2)	(2.3)	(26.6)
Charged / (Credited) to income statement	0.9	0.2	(0.7)	0.4
Balance as at 31 March 2005	(21.2)	(2.0)	(3.0)	(26.2)

Company – 2004 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Interest and dividend accrued S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 April 2003	434.9	1.8	0.3	49.9	486.9
Credited to income statement	(77.9)	(1.8)	(0.2)	(4.5)	(84.4)
Balance as at 31 March 2004	357.0	–	0.1	45.4	402.5

Company – 2004 Deferred tax assets	Provision S$ Mil	Deferred sale and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2003	(19.8)	(2.7)	(1.8)	(24.3)
(Credited) / Charged to income statement	(2.3)	0.5	(0.5)	(2.3)
Balance as at 31 March 2004	(22.1)	(2.2)	(2.3)	(26.6)

Notes:

(1) TWDV – Tax written down value

(2) NBV – Net book value

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

11.3 Deferred taxes (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, were shown in the balance sheets as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Deferred tax assets	(1,222.8)	(893.8)	–	–
Deferred tax liabilities	424.8	479.6	323.3	375.9
	(798.0)	(414.2)	323.3	375.9

The amounts shown in the balance sheets included the following:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Deferred tax assets to be recovered after more than 12 months	(482.4)	(568.3)	–	–
Deferred tax liabilities to be settled after more than 12 months	335.8	396.6	255.0	304.1

Deferred tax assets are recognised to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2005, the Group had estimated unutilised tax losses of approximately S$1.71 billion (2004: S$2.91 billion), including S$1.61 billion (2004: S$2.86 billion) from the Optus Group, and unutilised wear and tear allowances of approximately S$2.7 million (2004: S$0.4 million). These unutilised tax losses and wear and tear allowances are available for set off against future taxable income, subject to the provisions of the income tax regulations of the respective countries in which the Group operates.

As at balance sheet date, the deferred tax benefits arising from the following were not recognised in the financial statements:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Unutilised tax losses and wear and tear allowances	103.1	1,820.0	–	–
Other temporary differences	558.7	–	–	–

12. UNDERLYING NET PROFIT

	Group	
	2005 S$ Mil	2004 S$ Mil
Group's net profit attributable to shareholders	3,268.4	4,484.8
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	–	565.7
- associated and joint venture companies	–	89.7
Exceptional items	184.6	(2,540.7)
Exceptional tax credits	(380.8)	(83.0)
Belgacom's net contribution	–	223.1
Exchange difference on loan to Optus, net of hedging	(12.3)	(222.4)
Underlying net profit	3,059.9	2,517.2

13. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2005	2004
	S$ Mil	S$ Mil
Profit before tax	3,700.7	5,589.8
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	–	565.7
- associated and joint venture companies	–	89.7
Depreciation and other amortisation	1,975.0	1,875.2
Exceptional items	184.6	(2,540.7)
Interest and investment income	(89.8)	(311.2)
Interest on borrowings	488.5	476.4
EBITDA	6,259.0	5,744.9

14. EARNINGS PER SHARE

	Group	
	2005	2004
	'000	'000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share [1]	17,193,201	17,829,570
Adjustment for dilutive effect of share options	44,056	18,547
Adjustment for potential dilutive ordinary shares	15,270	–
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,252,527	17,848,117

Note:
(1) Adjusted to exclude the number of performance shares held by the Trust.

Basic earnings per share is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

Basic earnings per share (underlying) is calculated by dividing the Group's underlying net profit by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue includes the number of additional shares outstanding should the potential dilutive ordinary shares arising from the share options and performance shares granted by the Group have been issued. No adjustment is made to earnings.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

15. RELATED PARTY TRANSACTIONS

During the financial year, the Group had no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	Group	
	2005 S$ Mil	2004 S$ Mil
Revenue		
Telecommunications	198.2	199.6
Rental and maintenance	39.5	35.3
Information technology	6.0	2.1
Capacity sales	12.3	11.8
Expenses		
Transmission capacity	66.6	154.8
Telecommunications	69.1	65.1
Postal	20.0	20.8
Utilities	45.0	42.8
Network terminations	72.0	53.7
Rental	5.1	1.9

All these transactions were at normal commercial terms and conditions and at market rates.

16. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Fixed deposits	3,074.3	2,166.9	1,225.0	972.3
Cash and bank balances	228.6	995.0	65.5	880.6
	3,302.9	3,161.9	1,290.5	1,852.9

The fixed deposits of the Group and Company placed with financial institutions will mature within 13 months (2004: 11 months) and one month (2004: three months) respectively from the financial year end.

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 2.1 per cent (2004: 0.7 per cent) and 2.1 per cent (2004: 0.6 per cent) respectively.

Included in cash and cash equivalents of the Group as at 31 March 2005 was S$10.6 million or US$6.4 million (2004: S$19.9 million or US$11.9 million) pertaining to C2C Pte Ltd and its subsidiary companies ("C2C Group") which was subject to a fixed charge.

17. SHORT TERM INVESTMENTS

17.1 Investments at carrying value

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
At cost				
Quoted equity investments	1.6	3.2	–	–
Other quoted investments	934.1	451.8	5.0	5.0
Other unquoted investments	10.0	11.4	–	–
	945.7	466.4	5.0	5.0
Less: diminution in value	(5.8)	(5.7)	–	–
Total short term investments	939.9	460.7	5.0	5.0

17.2 Investments at fair values

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity investments, at market value	1.2	2.4	–	–
Other quoted investments, at market value	935.9	456.3	5.1	5.0
Other unquoted investments, at fair value	2.8	Note (1)	–	–
	939.9	458.7	5.1	5.0

Note:

(1) Fair value information for other unquoted investments as at 31 March 2004 was not available.

The market value of quoted investments is determined by reference to stock exchange quoted bid prices and quotes from independent financial institutions. The fair value of unquoted investments is determined by reference to quotes from independent financial institutions.

17.3 Effective interest rates

The weighted average effective interest rates of the non-equity short term investments of the Group and Company at the end of the financial year were 2.0 per cent (2004: 2.7 per cent) and 4.8 per cent (2004: 4.1 per cent) respectively.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

18. TRADE AND OTHER DEBTORS

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Trade debtors	1,873.3	1,833.1	450.7	432.7
Less: Allowance for doubtful receivables	(323.5)	(381.2)	(115.6)	(140.1)
	1,549.8	1,451.9	335.1	292.6
Other debtors	146.0	100.6	19.0	19.3
Less: Allowance for doubtful receivables	(23.5)	(22.4)	–	–
	122.5	78.2	19.0	19.3
Due from subsidiary companies				
- associated with Belgacom's sale [(1)]	–	–	–	1,740.7
- shareholders' loans	–	–	–	378.8
- trade	–	–	164.3	46.7
- non-trade	–	–	269.7	238.9
Less: Allowance for doubtful receivables	–	–	(25.0)	(10.0)
	–	–	409.0	2,395.1
Due from associated and joint venture companies				
- associated with Belgacom's sale [(1)]	–	2,468.8	–	–
- others	83.0	13.1	3.3	2.1
	83.0	2,481.9	3.3	2.1
Revaluation of hedging instruments	–	21.3	–	21.3
Interest receivable	129.4	123.9	95.9	92.2
Prepayments	87.0	92.8	12.5	6.7
Deposits	8.5	15.1	0.4	7.5
Finance lease receivable	2.7	–	–	–
Staff loans	1.4	1.3	0.4	0.6
	1,984.3	4,266.4	875.6	2,837.4

Note:

(1) This amount relates to the sale proceeds receivable from the Group's disposal of its associated company, Belgacom S.A. ("Belgacom").

The non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

The shareholders' loans to subsidiary companies as at 31 March 2004, which had effective interest rates ranging from 1.1 per cent to 7.0 per cent, were repaid during the financial year.

18.1 Finance lease receivable

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Gross receivables due				
- not later than one year	3.2	–	–	–
- later than one but not later than five years	4.5	–	–	–
	7.7	–	–	–
Less: unearned finance income	(0.8)	–	–	–
	6.9	–	–	–
Current	2.7	–	–	–
Non-current	4.2	–	–	–
	6.9	–	–	–

19. INVENTORIES

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Maintenance and capital works inventories	69.4	67.6	5.5	7.0
Work-in-progress (information systems projects)	45.1	46.6	–	–
Equipment held for resale	74.9	55.0	–	–
	189.4	169.2	5.5	7.0
Inventories at net realisable value	44.8	40.2	–	–

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

20. PROPERTY, PLANT AND EQUIPMENT

Group – 2005	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 April 2003	22.0	471.9	821.7	13,103.7	2,797.6	2,920.4	633.5	20,770.8
Additions (net of rebates)	–	–	1.1	157.0	35.9	87.9	1,186.0	1,467.9
Disposals / Write-offs	(0.3)	(82.2)	(139.6)	(256.4)	(204.2)	(123.2)	–	(805.9)
Acquisition of subsidiary companies	–	–	–	278.0	–	–	–	278.0
Reclassification / Adjustments	–	(4.2)	(6.1)	408.6	142.0	465.1	(1,056.8)	(51.4)
Translation adjustments	–	(0.3)	0.2	(16.0)	2.4	10.6	5.4	2.3
Balance as at 31 March 2005	21.7	385.2	677.3	13,674.9	2,773.7	3,360.8	768.1	21,661.7
Accumulated depreciation								
Balance as at 1 April 2004	–	58.2	233.4	3,961.2	1,469.2	1,806.0	–	7,528.0
Depreciation charge for the year	–	5.3	25.2	1,113.5	286.9	532.2	–	1,963.1
Disposal / Write-offs	–	(9.3)	(27.1)	(224.1)	(189.6)	(104.3)	–	(554.4)
Reclassification / Adjustments	–	(4.2)	(12.2)	(17.3)	(14.9)	(2.8)	–	(51.4)
Translation adjustments	–	(0.1)	0.2	15.2	3.2	12.0	–	30.5
Balance as at 31 March 2005	–	49.9	219.5	4,848.5	1,554.8	2,243.1	–	8,915.8
Accumulated impairment								
Balance as at 1 April 2004	–	2.6	26.4	1,066.7	6.1	3.1	–	1,104.9
Disposals	–	–	–	(25.9)	(6.1)	–	–	(32.0)
Impairment charge for the year	–	5.4	15.0	–	1.3	1.5	–	23.2
Translation adjustments	–	–	–	(13.7)	–	–	–	(13.7)
Balance as at 31 March 2005	–	8.0	41.4	1,027.1	1.3	4.6	–	1,082.4
Net Book Value as a 31 March 2005	21.7	327.3	416.4	7,799.3	1,217.6	1,113.1	768.1	11,663.5

20. PROPERTY, PLANT AND EQUIPMENT (continued)

Group – 2004	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Postal equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost									
Balance as at 1 April 2003	18.6	602.4	1,231.0	10,753.8	2,567.4	97.5	2,653.4	1,478.8	19,402.9
Additions (net of rebates)	–	–	1.6	(44.4)	96.0	–	76.4	1,094.2	1,223.8
Disposals / Write-offs	–	(0.1)	(2.1)	(190.2)	(149.6)	–	(64.4)	–	(406.4)
Disposal of directory assets and business	–	–	(34.6)	–	–	–	(25.7)	–	(60.3)
Divestment of subsidiary company	–	(129.5)	(404.0)	–	–	(97.5)	(124.8)	(10.2)	(766.0)
Reclassification / Adjustments	0.1	–	11.3	1,782.5	111.4	–	132.2	(2,037.3)	0.2
Translation adjustments	3.3	(0.9)	18.5	802.0	172.4	–	273.3	108.0	1,376.6
Balance as at 31 March 2004	22.0	471.9	821.7	13,103.7	2,797.6	–	2,920.4	633.5	20,770.8
Accumulated depreciation									
Balance as at 1 April 2003	–	67.5	269.0	2,871.5	1,242.2	42.0	1,328.6	–	5,820.8
Depreciation charge for the year	–	5.4	25.9	1,042.1	274.2	–	498.9	–	1,846.5
Disposal / Write-offs	–	(0.1)	(0.2)	(143.2)	(86.3)	–	(42.3)	–	(272.1)
Disposal of directory assets and business	–	–	(6.2)	–	–	–	(20.5)	–	(26.7)
Divestment of subsidiary company	–	(14.5)	(58.7)	–	–	(42.0)	(70.1)	–	(185.3)
Reclassification / Adjustments	–	–	0.1	2.9	1.6	–	(4.3)	–	0.3
Translation adjustments	–	(0.1)	3.5	187.9	37.5	–	115.7	–	344.5
Balance as at 31 March 2004	–	58.2	233.4	3,961.2	1,469.2	–	1,806.0	–	7,528.0
Accumulated impairment									
Balance as at 1 April 2003	–	–	–	847.7	6.1	–	3.1	–	856.9
Impairment charge for the year	–	2.6	26.4	261.1	–	–	–	–	290.1
Translation adjustments	–	–	–	(42.1)	–	–	–	–	(42.1)
Balance as at 31 March 2004	–	2.6	26.4	1,066.7	6.1	–	3.1	–	1,104.9
Net Book Value as at 31 March 2004	22.0	411.1	561.9	8,075.8	1,322.3	–	1,111.3	633.5	12,137.9

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

20. PROPERTY, PLANT AND EQUIPMENT (continued)

Company – 2005	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 April 2004	2.1	450.2	626.3	2,765.2	1,053.5	875.9	114.2	5,887.4
Additions	–	–	0.8	124.3	11.7	43.9	57.9	238.6
Disposals / Write-offs	–	(82.2)	(139.4)	(68.2)	(15.7)	(75.8)	–	(381.3)
Reclassification / Adjustments	–	–	1.1	17.8	10.3	70.1	(99.3)	–
Balance as at 31 March 2005	2.1	368.0	488.8	2,839.1	1,059.8	914.1	72.8	5,744.7
Accumulated depreciation								
Balance as at 1 April 2004	–	51.4	180.2	1,464.4	727.0	625.9	–	3,048.9
Depreciation charge for the year	–	4.6	15.2	222.2	86.1	82.5	–	410.6
Disposal / Write-offs	–	(9.2)	(27.0)	(64.7)	(17.1)	(61.1)	–	(179.6)
Balance as at 31 March 2005	–	46.8	168.4	1,621.9	796.0	646.8	–	3,279.9
Accumulated impairment								
Balance as at 1 April 2004	–	2.6	26.4	9.7	–	3.0	–	41.7
Impairment charge for the year	–	5.4	15.0	–	–	0.5	–	20.9
Balance as at 31 March 2005	–	8.0	41.4	9.7	–	3.5	–	62.6
Net Book Value as at 31 March 2005	2.1	313.2	279.0	1,207.5	263.8	263.8	72.8	2,402.2

Company – 2004	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 April 2003	2.1	450.3	626.5	2,777.4	1,029.4	849.8	92.0	5,827.5
Additions	–	–	0.3	108.9	26.5	28.8	78.0	242.5
Disposals / Write-offs	–	(0.1)	(0.5)	(142.6)	(15.6)	(23.8)	–	(182.6)
Reclassification / Adjustments	–	–	–	21.5	13.2	21.1	(55.8)	–
Balance as at 31 March 2004	2.1	450.2	626.3	2,765.2	1,053.5	875.9	114.2	5,887.4
Accumulated depreciation								
Balance as at 1 April 2003	–	46.8	163.8	1,402.6	639.8	567.8	–	2,820.8
Depreciation charge for the year	–	4.7	16.5	193.0	94.1	84.0	–	392.3
Disposal / Write-offs	–	(0.1)	(0.1)	(131.2)	(9.1)	(23.7)	–	(164.2)
Reclassification / Adjustments	–	–	–	–	2.2	(2.2)	–	–
Balance as at 31 March 2004	–	51.4	180.2	1,464.4	727.0	625.9	–	3,048.9
Accumulated impairment								
Balance as at 1 April 2003	–	–	–	9.7	–	3.0	–	12.7
Impairment charge for the year	–	2.6	26.4	–	–	–	–	29.0
Balance as at 31 March 2004	–	2.6	26.4	9.7	–	3.0	–	41.7
Net Book Value as at 31 March 2004	2.1	396.2	419.7	1,291.1	326.5	247.0	114.2	2,796.8

20. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Property, plant and equipment included the following:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Net book value of property, plant and equipment				
- sold and leased back	261.6	373.2	63.4	87.7
- under finance lease	46.4	56.8	–	–
- held for generating operating lease income	150.8	146.0	–	–
- pledged to a syndicate of banks for banking facilities as dislosed in Note 31	1,572.4	1,671.6	–	–
Interest charges capitalised during the year	6.7	6.0	–	–
Staff costs capitalised during the year	164.1	137.1	12.1	9.4

C2C Group's network assets were reviewed for impairment during the financial year. The value-in-use was estimated based on the projected future cash flows from continuing use of these network assets until the end of its economic life, and on the basis of the proposed debt restructuring as mentioned in Note 31.1. No impairment loss was required for these network assets as their recoverable values were in excess of their carrying values.

During the financial year, an impairment charge of S$23.2 million was made on certain leasehold land and buildings to bring their carrying values to their recoverable values based on independent quotations from third parties.

21. GOODWILL ON CONSOLIDATION

	Group	
	2005 S$ Mil	2004 S$ Mil
Net book value as at 1 April	9,736.2	10,294.9
Goodwill arising on acquisition of subsidiary companies	127.4	6.1
Adjustment to goodwill recorded in prior years (see Note 7)	(333.2)	–
Impairment of goodwill	(14.6)	–
Amortisation for the year	–	(565.7)
Translation adjustments	(1.2)	0.9
Net book value as at 31 March	9,514.6	9,736.2
Gross goodwill arising from acquisition of subsidiary companies	9,529.2	11,193.0
Accumulated impairment	(14.6)	–
Accumulated amortisation	–	(1,456.8)
Net book value	9,514.6	9,736.2

The goodwill arising on acquisition of subsidiary companies during the financial year resulted from the subsidiary companies' workforce, market position, synergies and cross selling opportunities. Goodwill for Reef had been determined provisionally (see Note 2 to the consolidated cash flow statement).

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

21.1 Impairment tests for goodwill

In accordance with FRS 103, the carrying values of the Group's goodwill on acquisitions of subsidiary, associated and joint venture companies as at 31 March 2005 were assessed for impairment during the financial year.

Group	As at 31 Mar 2005 S$ mil	Basis on which recoverable values are determined	Terminal growth rate [1]	Pre-tax discount rate
Carrying value of capitalised goodwill based on cash generating units				
Subsidiary companies				
Optus Group (excluding Uecomm Group)	9,436.2	Value-in-use	4.5%	10.5%
Uecomm Group	78.4	Value-in-use	3.5%	10.9%
	9,514.6			
Associated and joint venture companies				
Unquoted shares in Telkomsel	1,403.6	Value-in-use	6.0%	22.4%
Quoted shares in associated companies	86.6	Fair value less	NA	NA
Quoted shares in joint venture companies	311.7	cost to sell	NA	NA
	398.3			
	1,801.9			

Note:

(1) Weighted average growth rate used to extrapolate cash flows beyond the third or fifth year.

Goodwill is allocated for impairment testing purposes to the individual entity which is also the cash generating unit.

For quoted investments, the recoverable values are determined based on their market valuations in the stock market, adjusted for costs directly attributable to the disposal. For the other assets, the recoverable values of the cash generating units including goodwill are determined based on value-in-use calculations.

The value-in-use calculations apply a discounted cash flow model using cash flow projections based on financial budgets and forecasts approved by management covering a three-year or five-year period. Cash flows beyond the third or fifth year are extrapolated using the estimated growth rates stated in the table above.

The terminal growth rates used does not exceed the long term average growth rate of the respective industry and country in which the entity operates. The discount rates applied to the cash flow projections are derived from the cost of capital plus a reasonable risk premium at the date of the assessment of the respective cash generating units.

Changes to the assumptions used by management to determine the impairment required, particularly the discount rate and terminal growth rate, can significantly affect the results.

No impairment loss was required for the financial year ended 31 March 2005 for the goodwill assessed as their recoverable values were in excess of their carrying values.

22. INTANGIBLES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	592.9	521.4	4.3	4.6
Additions	7.4	24.9	–	–
Acquisition of subsidiary companies	20.9	–	–	–
Disposals	(1.3)	–	–	–
Amortisation for the year	(23.0)	(33.4)	(0.3)	(0.3)
Divestment of subsidiary company	–	(0.5)	–	–
Translation adjustments	0.8	80.5	–	–
Balance as at 31 March	597.7	592.9	4.0	4.3
Intangibles, at cost	765.5	738.7	8.4	8.4
Accumulated amortisation	(167.8)	(145.8)	(4.4)	(4.1)
	597.7	592.9	4.0	4.3

Intangibles comprised telecommunications licences, spectrum licences and program rights.

Included in the additions of intangibles of the Group for the financial year ended 31 March 2004 was interest capitalised of S$19.2 million.

23. SUBSIDIARY COMPANIES

	Company	
	2005 S$ Mil	2004 S$ Mil
Unquoted equity shares, at cost	15,391.3	15,391.2
Less:		
Impairment losses	(479.5)	(479.5)
	14,911.8	14,911.7
Shareholders' loans	3,920.8	3,935.9
Less:		
Allowance for doubtful shareholders' loans	(30.2)	(16.7)
	3,890.6	3,919.2
	18,802.4	18,830.9

The shareholders' loans were unsecured and not expected to be repaid within the next 12 months. S$3,810.5 million (2004: S$3,822.0 million) of the ending balance was interest-bearing. The effective interest rates of the shareholders' loans at the balance sheet date were 0.8 per cent to 5.94 per cent (2004: 0.9 per cent to 5.8 per cent) per annum.

The details of subsidiary companies are set out in Note 45.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

23.1 Amounts due to subsidiary companies

	Company	
	2005 S$ Mil	2004 S$ Mil
Due to subsidiary companies – current (unsecured)		
- trade	24.9	20.8
- non-trade	273.2	290.7
	298.1	311.5

The current amounts due to subsidiary companies were repayable on demand and interest-free.

24. ASSOCIATED COMPANIES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity shares, at cost	1,530.5	2,287.4	29.5	29.5
Unquoted equity shares, at cost	3,122.8	3,147.8	0.9	7.1
Shareholders' loans (unsecured)	1.7	1.7	–	–
	4,655.0	5,436.9	30.4	36.6
Goodwill on consolidation adjusted against shareholders' equity	(1,270.0)	(1,243.9)	–	–
Share of post acquisition reserves (net of dividends and amortisation of goodwill)	1,090.4	725.5	–	–
Translation differences	(115.4)	(127.2)	–	–
	(295.0)	(645.6)	–	–
Less: Impairment losses	(74.5)	(74.5)	–	–
	4,285.5	4,716.8	30.4	36.6

The market values of the above quoted equity shares held by the Group and Company as at 31 March 2005 were S$5.79 billion (2004: S$5.89 billion) and S$503.6 million (2004: S$459.4 million) respectively.

The unsecured shareholders' loan to an associated company was not expected to be repaid within the next 12 months. Interest at 1.0 per cent above the Hong Kong prime rate was chargeable on the loan up to 12 April 2004. The loan is convertible into shares in the associated company. The effective interest rate of the convertible loan as at 31 March 2004 was 6.0 per cent per annum.

24. ASSOCIATED COMPANIES (continued)

The Group's investments in associated companies included the following amounts of goodwill in respect of acquisitions made with effect from 1 April 2001:

	Group	
	2005 S$ Mil	2004 S$ Mil
Net book value as at 1 April	1,711.5	1,659.0
Goodwill reclassified to joint venture companies	(214.1)	–
Goodwill arising on acquisition of associated companies	–	229.0
Goodwill released on disposal of associated companies	(7.2)	(86.8)
Amortisation for the year	–	(89.7)
Net book value as at 31 March	1,490.2	1,711.5
Gross goodwill arising on acquisiiton of associated companies	1,490.2	1,889.5
Accumulated amortisation	–	(178.0)
Net book value	1,490.2	1,711.5

The details of associated companies are set out in Note 45.

The details of impairment test for goodwill on acquisition of associated companies are set out in Note 21.

As at 31 March 2005, the Group's proportionate interest in associated companies' capital commitment was S$634.5 million (2004: S$565.0 million).

25. JOINT VENTURE COMPANIES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity shares, at cost	893.3	–	–	–
Unquoted equity shares, at cost	139.1	124.0	55.1	55.1
Shareholders' loans (secured)	16.5	16.7	–	–
Shareholders' loans (unsecured)	110.5	134.6	78.0	103.2
	1,159.4	275.3	133.1	158.3
Goodwill on consolidation adjusted against shareholders' equity	15.8	(8.5)	–	–
Share of post acquisition reserves (net of dividends and amortisation of goodwill)	160.8	67.3	–	–
Translation adjustments	(141.6)	(19.8)	–	–
	35.0	39.0	–	–
Less: Impairment losses	(3.9)	–	–	–
	1,190.5	314.3	133.1	158.3

The market value of the above quoted equity shares held by the Group as at 31 March 2005 was S$1.55 billion (2004: nil).

The shareholders' loans of S$16.5 million (2004: S$16.7 million) was secured over certain property, plant and equipment of a joint venture company.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

25. JOINT VENTURE COMPANIES (continued)

The unsecured shareholders' loans included S$87.4 million or US$49.2million (2004: S$86.8 million or US$48.9 million) of subordinated debt to a 39.99 per cent owned joint venture company, Southern Cross Cable Holdings Limited. These were acquired in connection with the Optus Group acquisition at S$22.2 million after taking into account pre-acquisition losses in the financial year ended 31 March 2002. This facility is available until 31 December 2006. The interest rate of the loans is LIBOR plus 0.75 per cent per annum. The shareholders' loans are repayable after the bank loans of the joint venture companies are fully repaid.

The balance of the shareholders' loans to joint venture companies was interest-free and not expected to be repaid within the next 12 months.

The Group's investments in joint venture companies included the following amounts of goodwill in respect of acquisitions made with effect from 1 April 2001:

	Group	
	2005 S$ Mil	2004 S$ Mil
Net book value as at 1 April	–	0.1
Goodwill reclassified from associated companies	214.1	–
Goodwill on acquisition of joint venture company	126.8	–
Adjustment to goodwill arising from recognition of pre-acquisition deferred tax assets	(6.9)	–
Goodwill released on disposal of joint venture company	(22.3)	–
Amortisation for the year	–	(0.1)
Net book value as at 31 March	311.7	–

The details of joint venture companies are set out in Note 45.

The details of impairment test for goodwill on acquisition of joint venture companies are set out in Note 21.

The Group's share of the operating revenue, net profit after tax, assets and liabilities of the joint venture companies were as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Operating revenue	916.3	222.1
Net profit after tax	187.8	6.2
Non-current assets	2,393.6	464.2
Current assets	412.4	834.8
Current liabilities	(1,070.4)	(693.7)
Non-current liabilities	(958.0)	(421.2)
Net assets	777.6	184.1

As at 31 March 2005, the Group's proportionate interest in joint venture companies' capital commitments was S$90.7 million (2004: S$5.4 million).

Optus holds a 31.25 per cent (2004: 31.25 per cent) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia. In addition, it holds a 50.0 per cent (2004: 50.0 per cent) interest in a venture to provide satellite carriage services for pay television and other business which is planned to be terminated in the next financial year.

During the financial year, Optus entered into an unincorporated joint venture to share 3G network sites and radio infrastructure across Australia. Optus holds an interest of 50.0 per cent in the property, plant and equipment, has access to 50.0 per cent of the capacity and shares the cost of building and operating the network.

The Group's property, plant and equipment included the Group's interest in the property, plant and equipment employed by these unincorporated joint ventures of S$48.9 million (2004: S$56.1 million).

26. LONG TERM INVESTMENTS

26.1 Investments at carrying value

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity investments	26.8	160.1	13.6	138.0
Other quoted investments	–	5.0	–	5.0
	26.8	165.1	13.6	143.0
Less: Impairment losses	(10.3)	(140.1)	(5.1)	(134.9)
Total quoted investments	16.5	25.0	8.5	8.1
Unquoted equity investments	70.7	155.6	3.6	33.5
Other unquoted investments	10.7	10.7	10.0	10.0
	81.4	166.3	13.6	43.5
Less: Impairment losses	(58.9)	(81.5)	–	–
Total unquoted investments	22.5	84.8	13.6	43.5
Total long term investments	39.0	109.8	22.1	51.6

26.2 Investments at fair value

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity investments, at market value	86.6	106.6	32.8	9.4
Other quoted investments, at market value	–	5.3	–	5.3
Unquoted equity investments, at fair value	16.4	Note (1)	8.3	50.1
Other unquoted investments, at fair value	11.5	Note (1)	11.0	11.5
	114.5	111.9	52.1	76.3

Note:
(1) *Fair value information as at 31 March 2004 was not available.*

The market value of quoted investments is determined by reference to stock exchange quoted bid prices and quotes from independent financial institutions. The fair value of unquoted investments is determined by reference to quotes from independent financial institutions or by reference to the underlying net tangible assets of the investments.

26.3 Interest rates

The weighted average effective interest rate of interest-bearing non-equity investments in the Group and Company at the end of the financial year was 5.6 per cent (2004: 5.3 per cent) per annum.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

27. OTHER NON-CURRENT ASSETS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Revaluation of hedging instruments	320.3	219.0	273.0	218.9
Prepayments	52.6	37.6	20.6	23.7
Finance lease receivables (Note 18.1)	4.2	–	–	–
Staff loans	1.0	1.5	0.7	1.1
Other receivables	25.1	39.2	7.6	7.3
	403.2	297.3	301.9	251.0

Staff loans were repayable with interest in equal monthly installments over periods of up to eight years with an average interest rate of 5.5 per cent (2004: 5.5 per cent) per annum.

As at 31 March 2004, staff loans included loans to directors of subsidiary companies of approximately S$20,000 for the Group and the Company.

28. TRADE AND OTHER CREDITORS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Trade creditors	1,776.7	1,661.0	380.0	406.3
Advance billings	498.3	498.5	96.6	126.4
Accruals	469.4	485.4	86.7	91.3
Deferred compensation income (Note 32)	337.0	337.0	337.0	337.0
Interest payable	219.1	200.6	155.4	146.0
Due to associated and joint venture companies (trade)	36.4	29.8	17.4	21.8
Deferred income	26.3	25.9	26.3	25.9
Customers' deposits	20.8	17.6	12.2	11.6
Collections on behalf of third parties	–	1.1	–	1.1
Other creditors	71.7	161.8	59.9	73.1
	3,455.7	3,418.7	1,171.5	1,240.5

29. PROVISIONS

The provision relates to provision for liquidated damages and warranties. The movement was as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	18.2	18.5
(Writeback of provision) / Provision for the year	(0.5)	2.4
Amount written off against provision	(0.1)	(2.7)
Balance as at 31 March	17.6	18.2

30. BORROWINGS (UNSECURED)

	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Current				
Bonds	897.8	–	1,000.0	–
Bank loans	65.4	83.4	–	–
	963.2	83.4	1,000.0	–
Non-current				
Bonds	7,332.9	8,242.3	5,259.5	6,279.3
Bank loans	–	382.8	–	–
Other loan	6.0	6.0	–	–
	7,338.9	8,631.1	5,259.5	6,279.3

30.1 Bonds

Principal amount	Maturity	Fixed interest rate %	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
S$515 million [1]	2006	3.21	515.0	515.0	1,000.0	1,000.0
US$349.5 million	2006	5.88	576.6	585.0	576.6	585.0
US$350 million	2008	6.25	577.4	585.9	577.4	585.9
US$345 million [2]	2009	8.13	569.2	580.3	–	–
US$393.8 million [2]	2010	8.00	649.8	662.5	–	–
US$1,350 million [3]	2011	6.38	2,227.5	2,259.8	2,227.5	2,259.8
US$500 million [3]	2031	7.38	825.0	837.0	825.0	837.0
EUR 400 million [2]	2007	6.00	854.4	822.4	–	–
EUR 500 million [3]	2011	6.00	1,068.1	1,028.5	1,068.1	1,028.5
A$300 million [2]	2005	7.75	382.8	382.8	–	–
			8,245.8	8,259.2	6,274.6	6,296.2
Less: Unamortised discount			(15.1)	(16.9)	(15.1)	(16.9)
			8,230.7	8,242.3	6,259.5	6,279.3
Current			897.8	–	1,000.0	–
Non-current			7,332.9	8,242.3	5,259.5	6,279.3
			8,230.7	8,242.3	6,259.5	6,279.3

Notes:

(1) The bonds are listed on Singapore Exchange Securities Trading Limited. In the previous financial year, the Group, through a subsidiary company, bought back S$485.0 million of its S$1,000.0 million bond.

(2) The bonds, issued by the Optus Group, are subject to a negative pledge that limits the amount of secured indebtness of certain subsidiary companies of Optus.

(3) The bonds are listed on Singapore Exchange Securities Trading Limited and Luxembourg Stock Exchange.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

30.2 Bank loans

	Group	
	2005 S$ Mil	2004 S$ Mil
Current	65.4	83.4
Non-current	–	382.8
	65.4	466.2

The Group has an A$500.0 million facility maturing on 6 May 2005. Interest is payable at Bank Bill Swap Bid Rate ("BBSY") plus interest margin and line fee. The interest margin and line fee varies in accordance with the Company's credit rating. As at 31 March 2005, the facility was drawn down to A$50.0 million (S$63.8 million) (2004: A$300.0 million).

As at 31 March 2004, a further A$50.0 million had been drawn down under Standby Cash Advance Facilities of A$100.0 million which matured in October 2004.

The above facilities are guaranteed by the Company.

30.3 Other loan

This loan is an interest bearing deposit from a customer, which is expected to be repaid after all commitments are satisfied in 2019.

30.4 Maturity

Maturity of the non-current unsecured borrowings was as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Between one and two years	1,430.5	1,280.6	576.1	1,000.0
Between two and five years	1,145.5	1,990.9	576.3	1,168.5
Over five years	4,762.9	5,359.6	4,107.1	4,110.8
	7,338.9	8,631.1	5,259.5	6,279.3

30.5 Interest rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group		Company	
	2005 %	2004 %	2005 %	2004 %
Bonds	6.5	6.3	5.9	5.9
Bank loans	5.9	5.7	–	–
Other loan	5.4	5.5	–	–

30.6 Fair values

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Total carrying value				
Bonds	8,230.7	8,242.3	6,259.5	6,279.3
Bank loans	65.4	466.2	–	–
Other loan	6.0	6.0	–	–
Fair value				
Bonds	9,007.4	9,348.4	6,801.1	7,026.3
Bank loans	65.4	466.2	–	–
Other loan	6.1	6.0	–	–

30.7 Financial instruments related to borrowings

To hedge the risk arising from the fluctuations in currency exchange and interest rates, the Group and Company use a combination of interest rate and currency swaps. Details of the interest rate and currency swaps entered into by the Group and Company were as follows:

	Group		Company	
	2005	2004	2005	2004
Interest rate swaps				
Notional principal (S$ equivalent)	S$8,490.1 million	S$9,855.9 million	S$5,631.4 million	S$6,792.8 million
Fixed interest rates	1.5% to 6.8%	0.9% to 6.8%	1.5% to 3.9%	0.9% to 3.4%
Floating interest rates	3.1% to 3.9%	2.6% to 3.5%	3.5% to 3.9%	2.6% to 3.5%
Currency swaps				
Notional principal (S$ equivalent)	S$7,572.0 million	S$8,302.5 million	S$5,259.7 million	S$5,990.4 million
Fixed interest rates	3.9% to 7.9%	3.9% to 7.9%	3.9% to 5.2%	3.9% to 5.2%
Floating interest rates	2.6% to 7.5%	2.1% to 7.1%	2.6% to 3.6%	2.1% to 2.9%

The interest rate swaps entered by the Group are repriced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are repriced every six months.

Included in the Group's interest rate swaps were contracts of S$382.8 million (2004: S$382.8 million) with hedge periods that commenced after balance sheet date to match the anticipated debt levels of the Group.

The fair values of the interest rate and currency swaps are set out in Note 40.

31. BORROWINGS (SECURED)

	Group	
	2005 S$ Mil	2004 S$ Mil
Current		
Bank loans	1,045.3	1,012.6
Bonds	9.4	–
Finance lease liabilities	109.1	56.5
	1,163.8	1,069.1
Non-current		
Bonds	70.4	–
Finance lease liabilities	0.1	108.8
	70.5	108.8

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

31.1 Bank loans

C2C Pte Ltd, a 59.5 per cent owned subsidiary company of the Group, obtained a US$650.0 million secured financing facility from a syndicate of bankers ("Lenders") for the purpose of the construction and operation of the C2C submarine cable network. These comprised a US$610.0 million five-year amortising term loan and a US$40.0 million three-year revolving credit facility. The US$40.0 million three-year revolving credit facility was cancelled in the previous financial year.

The borrowings were secured on the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Group which amounted to US$960.2 million (S$1.58 billion) (2004: US$1.05 billion) as at 31 March 2005.

All sales and purchases and other agreements entered into by the C2C Group were also assigned or charged to the Lenders.

The interest rate of the secured financing liabilities as at 31 March 2005 and 31 March 2004 was US$ LIBOR plus 1.5 per cent per annum on all outstanding loans. The default interest rate on unpaid amounts was 2 per cent above this rate.

In the previous financial year, the Lenders had informed C2C Group that an event of default under the financing facility had occurred and accordingly, the Lenders had converted the floating charge on the assets relating to the facility into a fixed charge. In addition, the outstanding balances under the secured financing facility, including interest accrued amounting to US$630.3 million (S$1.04 billion) (2004: US$604.9 million), had been reclassified as current liabilities as at 31 March 2005 and 31 March 2004.

A Memorandum of Undertaking ("MOU") was executed on 9 January 2004 between C2C Pte Ltd, the Lenders and the Company regarding the main commercial terms and conditions of the restructuring.

Under the MOU, amongst other things, the outstanding secured financing facility will be structured into three tranches as follows:

(a) the first tranche of approximately US$200 million (S$330 million) will be subject to a debt buy-back by C2C Group from the Lenders at a discount of 45 per cent and retired ;

(b) Tranche A of approximately US$200 million (S$330 million) which has a maturity of seven years; and

(c) Tranche B comprises the balance with a maturity period of 12 years.

Finalisation of the restructuring is conditional upon, inter alia, completion of satisfactory documentation which has been delayed by material changes in the composition of the Lenders.

31.2 Bonds

As at 31 March 2005, the bonds were repayable quarterly and were secured over all the assets and undertakings of Reef amounting to S$94.4 million (A$74.0 million) (2004: nil).

31.3 Finance lease liabilities

The minimum lease payments under the finance lease liabilities were payable as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Not later than one year	113.9	64.5
Later than one but not later than five years	0.1	113.8
	114.0	178.3
Less: Future finance charges	(4.8)	(13.0)
	109.2	165.3
Current	109.1	56.5
Non-current	0.1	108.8
	109.2	165.3

Some of the lease liabilities were secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

31.4 Maturity

The maturity of non-current secured bonds was as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Between one and two years	10.9	-
Between two and five years	42.1	-
Over five years	17.4	-
	70.4	-

31.5 Interest rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group	
	2005 %	2004 %
Bank loans	5.5	3.2
Bonds	7.0	-
Finance lease liabilities	6.6	6.5

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

31.6 Fair values

	Group	
	2005 S$ Mil	2004 S$ Mil
Total carrying value		
Bank loans	1,045.3	1,012.6
Bonds	79.8	–
Finance lease liabilities	109.2	165.3
Fair value		
Bank loans	1,045.3	Note (1)
Bonds	79.9	–
Finance lease liabilities	108.9	165.0

Note:

(1) The fair values of the bank loans as at 31 March 2004 could not be determined with sufficient reliability in view of the ongoing restructuring negotiations.

The fair values of the finance lease obligations are estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

32. DEFERRED INCOME

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Compensation payments				
Balance as at 1 April	1,011.0	1,348.0	1,011.0	1,348.0
Amount recognised as income during the year	(337.0)	(337.0)	(337.0)	(337.0)
Balance as at 31 March	674.0	1,011.0	674.0	1,011.0
Gain on sale and leaseback arrangements				
Balance as at 1 April	63.2	78.4	11.2	12.3
Amount recognised as income during the year	(24.7)	(23.8)	(1.1)	(1.1)
Translation adjustments	(1.2)	8.6	–	–
Balance as at 31 March	37.3	63.2	10.1	11.2
	711.3	1,074.2	684.1	1,022.2
Current	337.0	337.0	337.0	337.0
Non-current	374.3	737.2	347.1	685.2
	711.3	1,074.2	684.1	1,022.2

The Infocomm Development Authority of Singapore ("IDA") had made two payments to the Company as compensation for modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.50 billion in 1997 and S$859.0 million in 2000.

The Group and Company account for these payments as deferred income in the balance sheets, and recognise them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period is shortened.

Gain on sale and finance leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.

33. OTHER NON-CURRENT LIABILITIES

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Revaluation of hedging instruments	696.0	607.2	417.5	351.2
Performance share liability	5.9	21.0	4.4	–
Other payables	127.9	58.0	16.2	18.4
	829.8	686.2	438.1	369.6

34. SHARE CAPITAL

	Group and Company	
	2005	2004
	S$ Mil	S$ Mil
Authorised		
33,333,333,331 (2004: 33,333,333,331) ordinary shares of S$0.15 each	5,000.0	5,000.0
Issued and fully paid		
Ordinary shares of S$0.15 each ("Shares")		
Balance as at 1 April – 17,848,553,994 (2004: 17,825,826,694) Shares	2,677.3	2,673.9
Issue of 68,335,150 (2004: 22,727,300) Shares on exercise of share options	10.2	3.4
Cancellation of 1,275,417,778 (2004: nil) Shares pursuant to capital reduction under Section 73 of Singapore Companies Act	(191.3)	–
Balance as at 31 March – 16,641,471,366 (2004: 17,848,553,994) Shares	2,496.2	2,677.3

During the current financial year, the Company issued 68,335,150 (2004: 22,727,300) ordinary shares of S$0.15 each upon the exercise of 68,335,150 (2004: 22,727,300) share options at the exercise price of between S$1.36 and S$2.26 (2004: S$1.36 and S$2.26) per share.

In addition, the Company cancelled 1,275,417,778 (2004: nil) ordinary shares of S$0.15 each at the price of S$2.36 per share pursuant to a capital reduction under Section 73 of the Singapore Companies Act.

See Note 4.2.1 for information on share-based payments.

35. DIVIDENDS

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Final dividends of 6.4 cents (2004: 5.5 cents) per share, net of tax of 20.0 per cent (2004: 22.0 per cent) tax, paid	915.2	764.8	915.4	764.8

In the current financial year, a final dividend of 6.4 cents per share, less tax at 20.0 per cent, amounting to S$915.2 million and S$915.4 million for the Group and Company respectively was paid in respect of the financial year ended 31 March 2004. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors had proposed an ordinary dividend of 8.0 cents per share, and special dividend of 5.0 cents per share, less tax at 20.0 per cent totalling S$1.73 billion in respect of the financial year ended 31 March 2005. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2006.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

36. CURRENCY TRANSLATION RESERVE

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	725.2	210.3	(1.3)	(2.7)
Currency translation gains/(losses) released on disposal of foreign entities	9.1	(57.9)	–	(48.1)
Currency translation differences	47.5	572.8	–	49.5
Balance as at 31 March	781.8	725.2	(1.3)	(1.3)

37. MINORITY INTEREST

	Group	
	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	49.4	148.9
Disposal of subsidiary company	–	(2.1)
Share of net profit	0.2	132.1
Loan from minority shareholder repaid	(37.3)	(32.8)
Dividends to minority shareholders	(0.3)	(173.6)
Capital repayment to minority shareholder	–	(20.1)
Translation differences	(0.5)	(3.0)
Balance as at 31 March	11.5	49.4

38. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair value of short term investments, long term investments and borrowings are set out in Note 17, Note 26, Note 30 and Note 31 to the Financial Statements respectively.

The carrying values of the other financial assets and liabilities approximate their fair values.

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

39.1 Financial risk factors

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

39.2 Foreign exchange risk

The foreign exchange risk of the Group arises from subsidiary companies operating in foreign countries, which generate revenue and incur costs denominated in foreign currencies. The Company and its Singapore subsidiary companies also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily United States Dollars, Australian Dollars, British Pounds and Euros. Foreign currency purchases, forward contracts and options are used to reduce the Group's exposure to foreign currency exchange rate fluctuations.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings to reduce the foreign currency exposure on these borrowings.

39.3 Interest rate risk

The Group has cash balances placed with reputable banks and financial institutions and investments in bonds and securities, which generate interest income for the Group. The Group manages its interest rate risks by placing such balances on varying maturities and interest rate terms.

The Group's debt includes bank borrowings and bonds. The objective is to minimise the interest expense consistent with maintaining an acceptable level of exposure to interest rate fluctuations. In order to achieve this objective, the Group targets a mix of fixed and floating debt based on assessment of interest rate trends. To obtain this mix in a cost effective manner, the Group primarily uses interest rate and cross currency swaps that have the effect of converting specific debt obligations of the Group from variable to fixed rate, or vice versa, as deemed appropriate. The exposure of current and non-current borrowings to interest rate risks was as follows:

	Variable rates	Fixed rates				
	Less than 6 months S$ mil	Less than 6 months S$ mil	6 to 12 months S$ mil	1 to 5 years S$ mil	Over 5 years S$ mil	Total S$ mil
The Group						
As at 31 March 2005						
Borrowings	1,115.3	388.6	1,483.3	1,774.7	4,774.5	9,536.4
Effects of interest rate and cross currency swaps	799.8	893.3	650.0	(576.3)	(1,766.8)	–
	1,915.1	1,281.9	2,133.3	1,198.4	3,007.7	9,536.4
As at 31 March 2004						
Borrowings	1,484.8	15.6	12.1	3,026.4	5,353.5	9,892.4
Effects of interest rate and cross currency swaps	(336.8)	818.6	250.0	1,168.3	(1,900.1)	–
	1,148.0	834.2	262.1	4,194.7	3,453.4	9,892.4
The Company						
As at 31 March 2005						
Borrowings	–	–	1,000.0	1,152.5	4,107.0	6,259.5
Effects of interest rate and cross currency swaps	895.7	–	650.0	81.7	(1,627.4)	–
	895.7	–	1,650.0	1,234.2	2,479.6	6,259.5
As at 31 March 2004						
Borrowings	–	–	–	2,168.5	4,110.8	6,279.3
Effects of interest rate and cross currency swaps	(233.0)	818.6	250.0	715.0	(1,550.6)	–
	(233.0)	818.6	250.0	2,883.5	2,560.2	6,279.3

39.4 Credit risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

39.5 Liquidity risk

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

40. FINANCIAL INSTRUMENTS

In order to manage the risk arising from fluctuations in currency exchange rates and interest rates, the Group and Company make use of the following financial instruments:

40.1 Financial derivatives

The Group maintains a policy to minimise the adverse impact of movements in foreign exchange and interest rates on the Group's cash flows. Forward contracts are used to reduce fluctuations in foreign currency cash flows primarily related to capital expenditure, operating expenses and traffic settlement. Interest rate swaps and currency swaps are used to hedge interest rate and foreign exchange risks associated with foreign currency borrowings.

The contract notional amounts of these financial derivatives and the corresponding fair value adjustments were as follows:

Group – 2005	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	280.4	0.2	5.2
Currency swaps	7,572.0	314.8	588.8
	7,852.4	315.0	594.0
Interest rate derivatives			
Interest rate swaps	8,490.1	157.6	34.5

Group – 2004	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	2,436.6	25.0	9.4
Currency swaps	8,302.5	254.3	320.5
	10,739.1	279.3	329.9
Interest rate derivatives			
Interest rate swaps	9,855.9	285.1	104.9

Company – 2005	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	3.7	–	*
Currency swaps	5,259.7	232.7	429.3
	5,263.4	232.7	429.3
Interest rate derivatives			
Interest rate swaps	5,631.4	157.3	13.5

* denotes amounts less than S$50,000.

40.1 Financial derivatives (continued)

Company – 2004	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	2,091.2	24.0	2.6
Currency swaps	5,990.4	178.1	282.2
	8,081.6	202.1	284.8
Interest rate derivatives			
Interest rate swaps	6,792.8	285.1	50.4

The fair value adjustments represent the difference between the contracted rates and market rates of the financial instruments at the balance sheet date, applied to the contract amounts. The fair value adjustments of forward foreign exchange, currency swap and interest rate swap contracts have been calculated using rates quoted by the Group's bankers assuming these contracts are to be liquidated at balance sheet date. These fair value adjustments in respect of the currency and interest rate swap contracts are not recognised in the financial statements of the Group and Company.

41. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

Primary Reporting Format – Geographical Segments

The Group's businesses operate in two principal geographical areas, Singapore and Australia. No other individual country contributes more than 10 per cent of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

Secondary Reporting Format – Business Segments

The Group is organised into the following business segments:

Wireline – represent cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and Internet services. It includes sale of cable capacity.

Wireless – represent mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Information technology and engineering – represent information technology consultancy, systems integration and engineering services.

Others – represent the balance of the Group's operations and comprise storage of cables, directory advertising and publishing and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The total assets disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred tax liabilities and dividends.

Segment capital expenditures comprise additions to property, plant and equipment (net of rebates, where applicable) and intangibles.

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

41.1 Primary Reporting Format – Geographical Segment

2005	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	3,808.7	8,592.4	215.9	–	12,617.0
Inter-segment revenue	29.3	–	94.5	(123.8)	–
Operating revenue	**3,838.0**	**8,592.4**	**310.4**	**(123.8)**	**12,617.0**
Segment results	1,332.5	1,350.0	(101.2)	50.0	2,631.3
Other income	67.0	35.1	2.2	(48.8)	55.5
Compensation from IDA	337.0	–	–	–	337.0
Profit before exceptional items	**1,736.5**	**1,385.1**	**(99.0)**	**1.2**	**3,023.8**
Exceptional items					
- allocated [1]	101.1	(318.2)	(41.0)	–	(258.1)
- unallocated					73.5
Profit on operating activities					**2,839.2**
Share of results of associated and joint venture companies	64.6	1.1	1,194.5	–	1,260.2
Profit before interest and tax					**4,099.4**
Interest and investment income					89.8
Interest on borrowings					(488.5)
Profit on ordinary activities before tax					**3,700.7**
Segment assets	3,826.9	18,598.1	1,724.1	(123.1)	24,026.0
Investment in associated and joint venture companies	262.6	1.7	5,211.7	–	5,476.0
Allocated assets	4,089.5	18,599.8	6,935.8	(123.1)	29,502.0
Unallocated assets					5,831.3
Consolidated total assets					**35,333.3**
Segment liabilities	1,378.2	2,504.1	1,047.7	(174.5)	4,755.5
Unallocated liabilties					11,295.1
Consolidated total liabilities					**16,050.6**
Capital expenditure	**354.6**	**1,144.3**	**(23.6)**	**-**	**1,475.3**
Depreciation	**546.3**	**1,274.8**	**142.0**	**-**	**1,963.1**
Impairment charge	**20.9**	**–**	**2.3**	**–**	**23.2**

Note:

(1) Included adjustment to goodwill on acquisition of subsidiary company of S$333.2 million arising from the recognition of a deferred tax asset on the pre-acquisition tax losses of the Optus Group in accordance with FRS 12 and FRS 103 under the Australia segment.

41.1 Primary Reporting Format – Geographical Segment (continued)

2004	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	3,855.0	7,952.9	186.8	–	11,994.7
Inter-segment revenue	30.6	–	81.1	(111.7)	–
Operating revenue	**3,885.6**	**7,952.9**	**267.9**	**(111.7)**	**11,994.7**
Segment results	1,380.9	1,049.2	(130.4)	51.5	2,351.2
Other income	77.3	33.4	3.8	(52.8)	61.7
Amortisation of goodwill	–	(560.9)	(4.8)	–	(565.7)
Compensation from IDA	337.0	–	–	–	337.0
Profit / (Loss) before exceptional items	**1,795.2**	**521.7**	**(131.4)**	**(1.3)**	**2,184.2**
Exceptional items					
- allocated	674.2	(26.6)	1,739.5	–	2,387.1
- unallocated					153.6
Profit on operating activities					**4,724.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	54.8	(10.4)	985.7	–	1,030.1
Profit before interest and tax					**5,755.0**
Interest and investment income					311.2
Interest on borrowings					(476.4)
Profit on ordinary activities before tax					**5,589.8**
Segment assets	5,038.8	18,489.7	1,914.5	(162.4)	25,280.6
Investment in associated and joint venture companies	245.0	–	4,786.1	–	5,031.1
Allocated assets	5,283.8	18,489.7	6,700.6	(162.4)	30,311.7
Unallocated assets					6,545.5
Consolidated total assets					**36,857.2**
Segment liabilities	2,009.7	2,209.4	1,315.9	(208.9)	5,326.1
Unallocated liabilities					11,729.5
Consolidated total liabilities					**17,055.6**
Capital expenditure	**355.8**	**1,028.6**	**(135.7)**	**–**	**1,248.7**
Depreciation	**524.4**	**1,167.2**	**154.9**	**–**	**1,846.5**
Impairment charge	**30.0**	**–**	**260.1**	**–**	**290.1**

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

41.2 Secondary Reporting Format – Business Segment

2005	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**6,156.9**	**5,688.2**	**761.8**	**10.1**	**12617.0**
Segment assets	15,133.7	8,517.1	346.7	28.5	24,026.0
Investment in associated and joint venture companies	1,093.6	4,127.0	–	255.4	5,476.0
Allocated assets	16,227.3	12,644.1	346.7	283.9	29,502.0
Unallocated assets					5,831.3
Consolidated total assets					**35,333.3**
Capital expenditure	**807.8**	**505.3**	**16.7**	**145.5**	**1,475.3**

2004	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**5,877.0**	**5,032.4**	**641.7**	**443.6**	**11,994.7**
Segment assets	16,875.5	8,053.5	317.7	33.9	25,280.6
Investment in associated and joint venture companies	1,057.9	3,733.5	–	239.7	5,031.1
Allocated assets	17,933.4	11,787.0	317.7	273.6	30,311.7
Unallocated assets					6,545.5
Consolidated total assets					**36,857.2**
Capital expenditure	**604.5**	**538.5**	**27.0**	**78.7**	**1,248.7**

42. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, were as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Not later than one year	428.8	369.1	80.9	37.3
Later than one but not later than five years	1,014.6	806.2	215.1	111.8
Later than five years	1,435.3	406.1	443.1	50.5
	2,878.7	1,581.4	739.1	199.6

During the financial year, sale and operating leaseback contracts were entered into for certain property, plant and equipment for a period of 20 years commencing from 2 March 2005. The above commitments included only the minimum amounts payable of S$21.8 million (2004: nil) per annum under those contracts. The operating lease payments under these contracts are subject to review every year with a general increase not exceeding the higher of 2 per cent or Consumer Price Index percentage of the preceding year.

43. CAPITAL, INVESTMENT AND OTHER COMMITMENTS

43.1 The commitments for capital expenditure and investments which had not been recognised in the financial statements were as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Authorised and contracted for	375.0	399.0	19.3	26.4

Outstanding commitments relate mainly to the purchase of telecommunications equipment and investments.

43.2 The commitment for purchase of program rights to broadcast programs was as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Not later than one year	49.8	123.2	–	–
Later than one but not later than five years	82.7	133.0	–	–
Later than five years	–	6.0	–	–
	132.5	262.2	–	–

The licence fees payable under some of these contracts are calculated by reference to future number of cable and satellite television subscribers. The licence fees payable therefore depend on future events, which cannot be reliably determined. The above commitments included only the minimum amounts payable under those contracts. A third-party had agreed to reimburse the Group for A$28.9 million (S$36.9 million) (2004: A$120.4 million) of these commitments.

43.3 The Group's commitment to purchase capacity in the cable network of Southern Cross Cable Holdings Limited, a joint venture company, was as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Not later than one year	36.7	22.2	–	–
Later than one but not later than five years	75.6	–	–	–
	112.3	22.2	–	–

43.4 Optus had agreed to contribute S$104.6 million (2004: S$106.7 million) in equity, denominated in United States dollars, to its 39.99 per cent owned joint venture companies, Southern Cross Cable Holdings Limited and Pacific Carriage Holdings Limited ("Southern Cross Cable Consortium"). As at 31 March 2005, S$26.0 million (2004: S$26.0 million) of the equity had been provided. The remaining commitment will not be contributed until the shareholders' loans to Southern Cross Cable Holdings Limited are repaid.

44. CONTINGENT LIABILITIES

44.1 Guarantees
As at 31 March 2005

(i) The Group and Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a S$45.0 million (2004: S$45.0 million) contract to provide information technology services.

(ii) The Company guaranteed an A$500.0 million (S$638.1 million) (2004: A$500.0 million) loan facility entered into by Optus. The facility matures on 6 May 2005. A$50.0 million (S$63.8 million) (2004: A$300.0 million) had been drawn down as at 31 March 2005.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

44.1 Guarantees (continued)

(iii) The Group and Company provided bankers' guarantees and insurance bonds of S$135.4 million and S$19.4 million (2004: S$107.5 million and S$5.7 million) respectively.

(iv) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$105.6 million) (2004: US$64.0 million) to a third party in respect of a joint venture company.

(v) On 30 April 2003, Southern Cross Cable Consortium restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing facility.

In connection with the loan restructuring, Optus Group provided contingent credit support for up to US$37.0 million (S$61.1 million) (2004: US$45.3 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

(vi) In connection with the Initial Public Offering (IPO) of Belgacom, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") guaranteed the obligations of ADSB Telecommunications Limited ("ADSB"), a 25.6 per cent held associated company of the Group, under the underwriting agreement for the IPO and under an indemnification agreement with Belgacom. The commitment under these agreements is pro-rata to the Group's effective interest in ADSB and is limited to the proceeds from the IPO of €967 million (S$2.07 billion) (2004: €967 million).

In addition, SingTel Mobile had entered into a deed of indemnity with Singapore Press Holdings Limited ("SPH"), which had an effective interest of 2.8 per cent in ADSB, pursuant to which SPH must indemnify SingTel Mobile for its pro-rata share of all liabilities, claims, losses, damages, charges, costs and expenses which SingTel Mobile might incur by reason of the guarantees given above. The above guarantees and the indemnity from SPH are unlimited in duration.

(vii) In connection with the SingPost IPO in May 2003, the Company and SingPost jointly and severally agreed to indemnify the underwriters of the IPO for liability arising from any misrepresentation or misstatement in or omission from the SingPost IPO prospectus or any breach of the underwriting agreement by the Company or SingPost. This indemnity is not limited in duration or amount.

44.2 Audit of tax losses

As at 31 March 2005, Optus Group had estimated unutilised tax losses of approximately A$1.26 billion (S$1.61 billion) (2004: A$2.24 billion) with tax effect of A$378.0 million (S$482.4 million) (2004: A$671.6 million) which were available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of the Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 31 March 2005 would be a reduction in deferred tax assets due to tax losses of A$378.0 million (S$482.4 million) (2004: A$156.4 million), and no reduction in unrecognised tax losses (2004: reduction in tax losses with tax impact of A$416.5 million) and an additional tax expense of A$194.0 million (S$247.6 million) (2004: nil) would need to be recognised.

44.3 Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("Optus Vision", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. Optus is vigorously defending the claims.

44.4 Notices to impose charges on cables

As previously disclosed, a group of councils in one Australian state have commenced proceedings in which they pursue legal claims and seek unquantified amounts of compensation in relation to overhead and underground cables. This matter has now been dismissed by the Federal Court with no orders against Optus.

44.5 Disputes with international service providers

As previously reported, Optus is in dispute with an international service provider regarding amounts due under contracts. Recently, Optus has been notified of claims by other international service providers. The new claimants have yet to quantify the amounts sought. Optus is vigorously defending the claims.

45. COMPANIES IN THE GROUP

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore. The following were the subsidiary, associated and joint venture companies as at 31 March 2005 and 31 March 2004:

45.1 Subsidiary companies

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
1.	AUE Music TV Pty Limited (*)	Dormant	Australia	100	100
2.	AUEVR Music TV Pty Limited (*)	Dormant	Australia	100	100
3.	Aussat Finance Limited (1)	Dormant	Australia	100	100
4.	Aussat New Zealand Limited (*)	Dormant	New Zealand	100	100
5.	Beijing IPACS Electronic Science Co. Ltd. (**)(4)	Distribution of computer hardware and development of software	People's Republic of China	51.0	51.0
6.	Billing Services Australia Pty Limited (*)	Dormant	Australia	100	100
7.	C2C Asiapac Pte Ltd	Investment holding and provision of administrative, technical and advisory services	Singapore	100	100
8.	C2C Cable (Ireland) Limited (*)	Operation and provision of telecommunications facilities and services	Ireland	59.5	59.5
9.	C2C Cable Korea Ltd (*)	Operation and provision of telecommunications facilities and services	South Korea	59.5	59.5
10.	C2C Cable (USA) Inc	Operation and provision of telecommunications facilities and services	USA	59.5	59.5
11.	C2C Global Networks (Asia) Ltd	Dormant	Bermuda	59.5	59.5
12.	C2C Global Networks Ltd	Provision of telecommunications related services	Bermuda	59.5	59.5
13.	C2C Global Networks (Pacific) Ltd	Dormant	Bermuda	59.5	59.5
14.	C2C Holdings Pte Ltd	Investment holding company	Bermuda	59.5	59.5
15.	C2C (Hong Kong) Limited (*)	Operation and provision of telecommunications facilities and services	Hong Kong	59.5	59.5
16.	C2C Infocom Cable (Taiwan) Ltd	Operation and provision of telecommunications facilities and services	Taiwan	59.5	59.5
17.	C2C Japan KK	Operation and provision of telecommunications facilities and services	Japan	59.5	59.5
18.	C2C Marine Pte Ltd	Dormant	Singapore	59.5	59.5

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
19.	C2C Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Bermuda	59.5	59.5
20.	C2C Singapore Pte Ltd	Operation and provision of telecommunications facilities and services	Singapore	59.5	59.5
21.	Cable & Wireless Optus Satellites Pty Limited (1)	C1 Satellite contracting party	Australia	100	100
22.	Devonshire Pte Ltd	Dormant	Singapore	100	100
23.	Fuzhou IPACS Computer Co., Ltd. (**) (4)	Provision of IT application services, software development, system integration, product consultancy and other technical services	People's Republic of China	51.0	51.0
24.	GB21 (Hong Kong) Limited (*)	Provision of telecommunications services and products	Hong Kong	100	100
25.	Global Page Pte Ltd	Dormant	Singapore	100	100
26.	Guangzhou Zhong Sheng Information Technology Co., Ltd. (**) (4)	Provision of information technology training	People's Republic of China	70.0	70.0
27.	Info Ad Publishing Consultants Pte Ltd	Dormant	Singapore	100	100
28.	InfoCom Holding Company Pte Ltd	Investment holding company	Singapore	100	100
29.	Information Network Services Sdn Bhd (**)	Provision of data communication and value added network services	Malaysia	100	100
30.	InnoVoice Services Private Limited	Dormant	Singapore	100	100
31.	Integrated Data Services Limited (**)	Dormant	Myanmar	90.0	90.0
32.	Integrated Information (Hong Kong) Limited (*)	Under voluntary liquidation	Hong Kong	100	100
33.	INS Holdings Pte Ltd	Investment holding and provision of telecommunications services	Singapore	100	100
34.	IPACS Computer Services (S) Pte. Ltd.	Sale of computer hardware, software development and providing customer training and consultancy services	Singapore	51.0	51.0
35.	IPACS Computer (Shanghai) Co, Ltd (**) (4)	Distribution of computer hardware and development of software	People's Republic of China	51.0	51.0

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
36.	IPACS Technology Pte Ltd	Investment holding company	Singapore	51.0	51.0
37.	KA Land Pte Ltd	Investment holding company	Singapore	100	100
38.	Lanka Communication Services (Private) Limited (**)	Provision of data communication services	Sri Lanka	82.9	82.9
39.	Membertel Pty Limited (*)	Dormant	Australia	100	100
40.	Mercurix Pte Ltd	Dormant	Singapore	100	100
41.	Microplex Pty Limited (*)	Dormant	Australia	100	100
42.	MovieVision Pty Limited (*)	Dormant	Australia	100	100
43.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products	Singapore	100	100
44.	NCS Information Technology (Suzhou) Co., Ltd. (**) (4)	Software development and provision of information technology services	People's Republic of China	100	100
45.	NCS Pte. Ltd.	Provision of information technology and consultancy services	Singapore	100	100
46.	NCSI (Australia) Pty Limited (*)	Provision of information technology services	Australia	100	100
47.	NCSI (HK) Limited (*)	Provision of information technology services	Hong Kong	100	100
48.	NCSI Holdings (Malaysia) Sdn. Bhd. (**)	Investment holding company	Malaysia	100	100
49.	NCSI Holdings Pte Ltd	Investment holding company	Singapore	100	100
50.	NCSI (India) Private Limited (*)	Provision of information technology services	India	100	100
51.	NCSI Lanka (Private) Limited (***)	Provision of information technology and communication engineering services	Sri Lanka	100	–
52.	NCSI (Malaysia) Sdn. Bhd. (**)	Provision of information technology services	Malaysia	100	100
53.	NCSI (Philippines), Inc. (***)	Provision of information technology and communication engineering services	Philippines	99.9	–
54.	Optus Administration Pty Limited (1)	Provision of management services to the Optus Group	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
55.	Optus Billing Services Pty Limited [*]	Provision of billing services to the Optus Group	Australia	100	100
56.	Optus Broadband Pty Limited [1]	Provision of high speed residential internet service	Australia	100	100
57.	Optus Calling Cards Pty Limited [*]	Provision of calling card sales commissions	Australia	100	100
58.	Optus CMM Holdings Pty Limited [*]	Investment holding company	Australia	100	100
59.	Optus Data & Business Holdings Pty Limited [*]	Dormant	Australia	100	100
60.	Optus Data Centres Pty Limited [1]	Provision of data communication services	Australia	100	100
61.	Optus ECommerce Pty Limited [*]	Provider of marketsite and related activities	Australia	100	100
62.	Optus EPayments Ventures Pty Limited [*]	Provision of network capacity	Australia	100	100
63.	Optus ESolutions Pty Limited [*]	Provider of E-solutions products	Australia	100	100
64.	Optus Finance Pty Limited [1]	Provision of financial services to the Optus Group	Australia	100	100
65.	Optus Insurance Services Pty Limited [*]	Provision of handset insurance and related services	Australia	100	100
66.	Optus Internet Pty Limited [1]	Provision of internet services for retail customers	Australia	100	100
67.	Optus Investments Pty Limited [*]	Investment holding company	Australia	100	100
68.	Optus Kylie Holdings Pty Limited [*]	Portfolio investment holding company	Australia	100	100
69.	Optus Mobile Holdings Pty Limited [*]	Investment holding company	Australia	100	100
70.	Optus Mobile Investments Pty Limited [1]	Investment holding company	Australia	100	100
71.	Optus Mobile Pty Limited [1]	Provision of mobile phone services	Australia	100	100
72.	Optus Multimedia Pty Limited [1]	Investment holding company	Australia	100	100
73.	Optus Narrowband Pty Limited [*]	Provision of narrow band portal content services	Australia	100	100
74.	Optus Networks Pty Limited [1]	Provision of telecommunications content services	Australia	100	100
75.	Optus Rental & Leasing Pty Limited [*]	Provision of rental and leasing of equipment to customers	Australia	100	100

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
76.	Optus Retailco Pty Limited (*)	Dormant	Australia	100	100
77.	Optus Stockco Pty Limited (*)	Purchases of Optus Group handsets	Australia	100	100
78.	Optus Superannuation Pty Limited (*)	Provision of trustee services including superannuation schemes to the Optus Group	Australia	100	100
79.	Optus Systems Pty Limited (1)	Provision of information technology services to the Optus Group	Australia	100	100
80.	Optus Telephony Pty Limited (*)	Provision of residential telephony products	Australia	100	100
81.	Optus Vision Holdings Pty Limited (*)	Dormant	Australia	100	100
82.	Optus Vision Interactive Pty Limited (*)	Provision of interactive television service	Australia	100	100
83.	Optus Vision Investments Pty Limited (*)	Investment holding company	Australia	100	100
84.	Optus Vision Media Pty Limited (*) (3)	Provision of broadcasting related services	Australia	20.0	20.0
85.	Optus Vision Pty Limited (*)	Provision of telecommunications services	Australia	100	100
86.	Pastel Limited (*)	Investment holding company	Mauritius	100	100
87.	Prepaid Services Pty Limited (1)	Distribution of prepaid mobile telephony related products	Australia	100	100
88.	Reef Networks Pty Ltd (*)	Operation and maintenance of fibre optic network between Brisbane and Cairns	Australia	100	–
89.	Satellite Platform Investment Pty Limited (*)	Provision of satellite related services	Australia	100	100
90.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	Singapore	60.0	60.0
91.	Shanghai Zhong Sheng Information Technology Co., Ltd. (**) (4)	Provision of information technology training and software resale	People's Republic of China	70.0	70.0
92.	Sibalo Pty Limited (1)	Engaged in retailing of mobile products	Australia	100	100
93.	Simplus Mobile Pty Limited (1)	Provision of mobile phone services and related activities	Australia	100	100
94.	Singapore Telecom ADSB (Netherlands Antilles) N.V.	Dormant	Netherlands Antilles	90.0	90.0
95.	Singapore Telecom Australia Investments Pty Limited (*)	Investment holding company	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

45.1 Subsidiary companies (continued)

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
96.	Singapore Telecom Australia Pty Limited (*)	Provision of managed facsimile services	Australia	100	100
97.	Singapore Telecom Hong Kong Limited (*)	Provision of telecommunications systems and services	Hong Kong	100	100
98.	Singapore Telecom India Private Limited (*)	Engaged in general liaison and support services	India	100	100
99.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	Singapore	100	100
100.	Singapore Telecom Japan Co Ltd (*)	Provision of telecommunications services and all related activities	Japan	100	100
101.	Singapore Telecom Korea Limited (*)	Provision of telecommunications services and all related activities	South Korea	100	100
102.	Singapore Telecom Mobile Pte Ltd	Operation and provision of cellular mobile telecommunications systems and services and investment holding	Singapore	100	100
103.	Singapore Telecom Paging Pte Ltd	Provision of paging and public mobile data services	Singapore	100	100
104.	Singapore Telecom Taiwan Limited (*)	Provision of telecommunications services and other related business	Taiwan	100	100
105.	Singapore Telecom USA, Inc.	Provision of telecommunications services and engineering and marketing services for telecommunications networks in USA	USA	100	100
106.	SingaSat Pte Ltd	Investment holding company	Singapore	100	100
107.	SingNet Pte Ltd	Provision of value-added services and internet-related services	Singapore	100	100
108.	SingTel ADSB (Netherlands) B.V.	Dormant	Netherlands	90.0	90.0
109.	SingTel Asian Investments Pte Ltd	Investment holding company	Singapore	100	100
110.	SingTel Australia Holding Pte Ltd	Investment holding company	Singapore	100	100
111.	SingTel Australia Investment Ltd	Investment holding company	British Virgin Islands	100	100
112.	SingTel (Cambodia) Private Limited (**)	Dormant	Cambodia	100	100
113.	SingTel EInvestments Pte Ltd	Dormant	Singapore	100	100
114.	SingTel (Europe) Limited (*)	Provision of telecommunications services	United Kingdom	100	100

45.1 Subsidiary companies (continued)

Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
			2005 %	2004 %
115. SingTel i2i Private Limited [(*)]	Investment holding company	Mauritius	100	100
116. SingTel Interactive Pte Ltd	Dormant	Singapore	100	100
117. SingTel Investments Private Limited	Portfolio investment holding company	Singapore	100	100
118. SingTel (Jersey) Private Limited	Dormant	Jersey	100	100
119. SingTel Mobile Sales Pte Ltd	Dormant	Singapore	100	100
120. SingTel Optus Pty Limited [(*)]	Investment holding company	Australia	100	100
121. SingTel (Philippines), Inc [(*)]	Engaged in general liaison and support services	Philippines	100	100
122. SingTel Services Australia Pty Limited [(1)]	Dormant	Australia	100	100
123. SingTel Strategic Investments Pte Ltd	Investment holding company	Singapore	100	100
124. SingTel Ventures (Cayman) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	100	100
125. SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Singapore	100	100
126. SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	Singapore	100	100
127. Source Integrated Networks Pty Limited [(1)]	Provision of data communications and network services	Australia	100	100
128. ST Paging Pte Ltd	Dormant	Singapore	100	100
129. STEL Information Technology (Shanghai) Co Ltd [(**)(4)]	Provision of data processing and programming services for holding company and technical services related to telecommunications information services	People's Republic of China	100	100
130. STI (Australia) Holding Pte Ltd	Dormant	Singapore	100	100
131. Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	Singapore	100	100

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

45.1 Subsidiary companies (continued)

Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
			2005 %	2004 %
132. Sudong Sdn Bhd (*)	Management, provision and operations of a call centre for telecommunications services	Malaysia	100	100
133. TE International (S) Pte Ltd	Investment holding company	Singapore	100	100
134. Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	Singapore	100	100
135. Thai Page Pte Ltd	Dormant investment holding company	Singapore	100	100
136. Ue Access Pty Limited (1)	Provision of telecommunications services	Australia	100	–
137. Ue Vialight Pty Limited (*)	Dormant	Australia	100	–
138. Uecomm Limited (1)	Investment holding company	Australia	100	–
139. Uecomm Operations Pty Limited (1)	Provision of data communication services	Australia	100	–
140. Unite.Com Pty Limited (1)	Provision of telecommunications services	Australia	100	–
141. VR Music TV Pty Limited (*)	Dormant	Australia	100	100
142. World Wide Web Pty Limited (*)	Dormant	Australia	100	100
143. XYZed LMDS Holdings (*)	Dormant	Australia	100	100
144. XYZed LMDS Pty Limited (*)	Provision of telecommunications related services	Australia	100	100
145. XYZed Pty Limited (1)	Provision of telecommunications related services	Australia	100	100
146. Yes Direct Pty Limited (*)	Dormant	Australia	100	100
147. ZapSurf Private Limited	Dormant	Singapore	100	100
148. Zeus Digital Asset Services Pte Ltd (formerly known as Bridge Mobile Pte Ltd)	Dormant	Singapore	100	100

All companies are audited by PricewaterhouseCoopers, Singapore, except for the following:

(*) Audited by PricewaterhouseCoopers firms outside Singapore.

(**) Audited by other firms.

(***) No statutory audit is required as the entities were incorporated towards the end of the financial year.

Notes:

(1) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(2) Subsidiary company's financial year end was changed from 31 December to 31 March in the current financial year.

(3) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.

(4) Subsidiary company's financial year end is 31 December.

45.2 Associated companies

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
1.	Abacus Travel Systems Pte Ltd [2]	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	30.0	30.0
2.	ADSB Telecommunications B.V.	Dormant	Netherlands	25.6	25.6
3.	Advanced Info Service Public Company Limited [1]	Provision of cellular telecommunications, call center and data transmission	Thailand	21.5	21.5
4.	APT Satellite Holdings Limited [6]	Investment holding company	Bermuda	20.3	20.3
5.	APT Satellite International Company Limited [6]	Investment holding company	British Virgin Islands	28.6	28.6
6.	Asiacom Philippines, Inc. [5] [7]	Investment holding company	Philippines	–	40.0
7.	Bharti Telecom Limited [1]	Investment holding company	India	27.0	27.0
8.	Bharti Tele-Ventures Limited [1]	Provision of telecommunication services in cellular, fixed line, national long distance and group data and enterprise solutions	India	28.5	28.5
9.	Globe Telecom Holdings, Inc [5]	Under voluntary liquidation	Philippines	47.6	46.1
10.	Globe Telecom, Inc. [5] [8]	Provision of cellular, international and fixed line telecommunications services	Philippines	–	40.1
11.	Infoserve Technology Corp. [3]	Provision of communications, internet, VPN and solution services	Cayman Islands	25.0	25.0
12.	MediaCorp Press Ltd [2]	The company was disposed during the financial year	Singapore	–	24.4
13.	New Century Infocomm Tech Co., Ltd. [3]	Provision of fixed line telecommunications services	Taiwan	24.5	24.5
14.	PT Telekomunikasi Selular [4]	Provision of cellular telecommunications services	Indonesia	35.0	35.0
15.	Singapore Post Limited	Operation and provision of postal services	Singapore	30.9	31.0
16.	VA Dynamics Sdn Bhd [1]	Distribution of networking cables and related products	Malaysia	49.0	49.0

Notes:

(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Audited by Ernst & Young.
(3) Audited by Deloitte Touche Tohmatsu.
(4) Audited by Siddharto Siddharto & Widjaja (a member firm of KPMG).
(5) Audited by SGV & Co (a member firm of Ernst & Young).
(6) Audited by KPMG.
(7) During the financial year, the Group reclassified Asiacom Philippines, Inc. from an associated company to a joint venture company as the Group exercises joint control over the entity.
(8) During the financial year, the Group increased its equity interest in Globe Telecom, Inc. from 40.1 per cent to 44.6 per cent. Following this increase, Globe Telecom, Inc is reclassified from an associated company to a joint venture company as the Group exercises joint control over the entity.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

45.3 Joint venture companies

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
1.	Acasia Communications Sdn Bhd (*)	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	16.7	16.8
2.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	41.7	41.7
3.	APT Satellite Telecommunications Limited (**) (1)	Provision of telecommunications services	Hong Kong	56.2	56.2
4.	Arus Dimensi Sdn Bhd (**)	Provision of information technology services	Malaysia	49.0	49.0
5.	ASEAN Cableship Pte Ltd	An operator of a cable repair vessel for repair and maintenance of submarine telecommunications cables.	Singapore	16.7	16.7
6.	ASEAN Telecom Holdings Sdn Bhd (*)	Investment holding company	Malaysia	16.7	17.6
7.	Asiacom Philippines, Inc. (2)	Investment holding company	Philippines	40.0	–
8.	Bharti Aquanet Limited (*)	To build, operate and maintain a cable landing station and carrier hotels in India	India	49.0	49.0
9.	Bridge Mobile Pte Ltd	Provision of regional mobile services	Singapore	44.0	–
10.	Digital Network Access Communications Pte Ltd (**)	Provision of analogue and digital public trunk radio services	Singapore	50.0	50.0
11.	Globe Telecom, Inc. (3)	Provision of cellular, international and fixed line telecommunications services	Philippines	44.6	–
12.	ILJIN C2C Ltd (*)	Operation and provision of telecommunications facilities and services	South Korea	29.2	29.2
13.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	50.0	50.0
14.	Integrated Payment Venture Pte Ltd	Dormant	Singapore	50.0	50.0
15.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	45.0	45.0
16.	Main Event Television Pty Limited (**)	Provision of cable television programmes	Australia	33.3	33.3
17.	Network i2i Limited (*)	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	50.0	50.0

45.3 Joint venture companies (continued)

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
18.	Pacific Carriage Holdings Limited (**)	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
19.	PT Bukaka SingTel International (*)	Operation of fixed public switch telephone network services in eastern Indonesia	Indonesia	40.0	40.0
20.	Radiance Communications Pte Ltd (**)	The sale, distribution, installation and maintenance of telecommunications equipment in Singapore	Singapore	50.0	50.0
21.	Southern Cross Cable Holdings Limited (*)	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
22.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	40.0	40.0
23.	Virgin Mobile (Australia) Pty Limited (**)	Provision of telecommunications services and products	Australia	25.9	30.2

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:
(*) Audited by a PricewaterhouseCoopers firm outside Singapore.
(**) Audited by other firms.

Notes:
(1) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50 per cent of the company's issued share capital, because it exercises joint control.
(2) During the financial year, the Group reclassified Asiacom Philippines, Inc. from an associated company to a joint venture company as the Group exerices joint control over the entity.
(3) During the financial year, the Group increased its equity interest in Globe Telecom, Inc. from 40.1 per cent to 44.6 per cent. Following this increase, Globe Telecom, Inc is reclassified from an associated company to a joint venture company as the Group exercises joint control over the entity.

INTERESTED PERSON TRANSACTIONS

The aggregate value of all interested person transactions during the financial year ended 31 March 2005 (excluding transactions less than S$100,000) were as follows:

Name of interested person	S$ Mil
1-Net Singapore Pte Ltd	0.4
CapitaLand Commercial Limited	0.2
Chartered Semiconductor Manufacturing Ltd	0.1
City Gas Pte Ltd	0.3
DigiSAFE Pte Ltd	0.1
Digital Network Access Communications Pte Ltd	0.3
Esmaco International Pte Ltd	0.1
MediaCorp Press Ltd	0.2
MediaCorp Pte Ltd	0.2
National University Hospital (S) Pte Ltd	0.2
PSA Corporation Ltd	3.8
Radiance Communications Pte Ltd	0.6
RFP Investments Pte Ltd	1.0
Senoko Energy Supply Pte Ltd	30.0
Singapore Airlines Limited	0.7
Singapore Technologies Logistics Pte Ltd	0.5
SMRT Trains Ltd	1.4
SNP Security Printing Pte Ltd (formerly known as SNP Sprint Pte Ltd)	0.7
ST SunPage Pte Ltd	0.8
StarHub Cable Vision Ltd	30.5
StarHub Pte Ltd	20.0
TeleChoice International Pte Ltd	0.3
VivoCity Pte Ltd (formerly known as The HarbourFront Pte Ltd)	0.7
	93.1

Note:
SingTel did not seek renewal of the general mandate from shareholders for interested person transactions, which expired on 29 August 2003.

SHAREHOLDER INFORMATION

As at 31 May 2005

Ordinary shares

Number of ordinary shareholders	336,828
Number of holders of CHESS Units of Foreign Financial Products relating to ordinary shares in the Company ("CUFS")	30,565

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited, with the exception of those shares held by Temasek Holdings (Private) Limited, which are listed only on Singapore Exchange Securities Trading Limited.

Substantial shareholders

	Direct Interest^	Deemed Interest*
Temasek Holdings (Private) Limited	10,413,676,802	24,541,309

^ Includes 576,781,110 shares held by DBS Nominees Pte Ltd as custodian.
* The deemed interests were held through the substantial shareholder's associated and/or subsidiary companies.

Major shareholders list – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	9,836,895,692	59.10
2	DBS Nominees Pte Ltd	1,970,710,466	11.84
3	Central Provident Fund Board	1,247,586,324	7.49
4	Raffles Nominees Pte Ltd	1,089,961,797	6.55
5	Chess Depositary Nominees Pty Limited	725,815,718*	4.36
6	Citibank Nominees Singapore Pte Ltd	551,887,491	3.31
7	HSBC (Singapore) Nominees Pte Ltd	349,566,809	2.10
8	United Overseas Bank Nominees Pte Ltd	260,745,865	1.57
9	Morgan Stanley Asia (Singapore)	63,302,406	0.38
10	OCBC Nominees Singapore Pte Ltd	26,759,105	0.16
11	Merrill Lynch (S'pore) Pte Ltd	24,457,792	0.15
12	Oversea-Chinese Bank Nominees Pte Ltd	14,810,700	0.09
13	DB Nominees (S) Pte Ltd	13,233,838	0.08
14	Dexia Nominees (S) Pte Ltd	9,964,475	0.06
15	Employees Provident Fund Board	7,809,290	0.05
16	DBS Vickers Securities (S) Pte Ltd	5,965,011	0.03
17	UOB Kay Hian Pte Ltd	5,745,373	0.03
18	Societe Generale Singapore Branch	3,576,340	0.02
19	Macquarie Securities (S) Pte Ltd	3,169,359	0.02
20	Royal Bank of Canada (Asia) Ltd	3,128,810	0.02
		16,215,092,661	97.41

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

SHAREHOLDER INFORMATION

As at 31 May 2005

Major CUFS holders list* – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Westpac Custodian Nominees Limited	149,026,659	0.90
2	J P Morgan Nominees Australia Limited	90,424,877	0.54
3	National Nominees Limited	87,984,157	0.53
4	Cogent Nominees Pty Limited	25,425,426	0.15
5	UBS Nominees Pty Ltd (Prime Broking A/C)	21,363,089	0.13
6	Citicorp Nominees Pty Limited	19,751,029	0.12
7	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	19,035,753	0.11
8	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	17,172,396	0.10
9	Westpac Financial Services Limited c/- Westpac Custodian Nominees Limited	15,884,073	0.10
10	ANZ Nominees Limited	13,145,033	0.08
11	Citicorp Nominees Pty Limited (CFS WSLE 452 Aust Share A/C)	12,727,313	0.08
12	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	12,439,447	0.07
13	IAG Nominees Pty Limited	12,219,957	0.07
14	Citicorp Nominees Pty Limited (CFS WSLE Industrial Share A/C)	12,075,410	0.07
15	AMP Life Limited	10,210,081	0.06
16	PSS Board c/o J P Morgan Nominees Australia Limited	9,722,726	0.06
17	RBC Global Services Australia Nominees Pty Limited	8,148,208	0.05
18	SunCorp Custodian Services Pty Limited (AET)	7,885,000	0.05
19	Westpac Life Insurance Services Limited c/- Westpac Custodian Nominees Limited	7,636,052	0.05
20	CSS Board c/o J P Morgan Nominees Australia Limited	7,141,972	0.04
		559,418,658	3.36

* CUFS are CHESS Units of Foreign Financial Products relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	307,405	83.67	72,083,617	0.43
1,000 – 5,000	44,863	12.21	107,491,868	0.64
5,001 – 10,000	7,702	2.10	69,502,953	0.42
10,001 – 100,000	7,011	1.91	170,823,678	1.03
100,001 – 1,000,000	332	0.09	84,654,425	0.51
1,000,001 and above	80	0.02	16,141,152,125	96.97
	367,393	100.00	16,645,708,666	100.00
Number of holders holding less than a marketable parcel				278,048

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.

2. Based on information available to the Company as at 31 May 2005, approximately 37.28 per cent of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 29 July 2004 ("2004 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2004 EGM. No share purchase has been undertaken pursuant to such mandate.

CORPORATE INFORMATION

Board of Directors
Chumpol NaLamlieng *(Chairman)*
Lee Hsien Yang *(President and Chief Executive Officer)*
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Prof Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

Audit Committee
Nicky Tan Ng Kuang *(Chairman)*
Graham John Bradley
Heng Swee Keat

Compensation Committee
Chumpol NaLamlieng *(Chairman)*
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai

Corporate Governance and Nominations Committee
Prof Tommy Koh *(Chairman)*
Paul Chan Kwai Wah
Simon Israel

Executive Committee
Chumpol NaLamlieng *(Chairman)*
Paul Chan Kwai Wah
Lee Hsien Yang
Jackson Peter Tai

Optus Advisory Committee
Nicky Tan Ng Kuang *(Chairman)*
Graham John Bradley
Lee Hsien Yang
John Powell Morschel

Company Secretary
Chan Su Shan

Assistant Company Secretary
Lim Li Ching

Registered Offices

In Singapore:

31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

In Australia:

101 Miller Street, Level 29
Optus Centre
North Sydney, NSW 2060
Australia
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Share Registrars

In Singapore:

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

In Australia:

Computershare Investor Services Pty Limited
60 Carrington Street, Level 3
Sydney, NSW 2000
Australia
Tel: 1800 501 501 *(Australian callers only)*
Tel: +61 3 9615 5970 *(International callers)*
Fax: +61 2 8234 5050
Email:
web.queries@computershare.com.au

American Depositary Receipts
Citibank Shareholder Services
P O Box 43077
Providence
Rhode Island 02940-3077
United States of America
Tel: 1 877 248 4237 CITI-ADR *(toll free)*
Tel: +1 816 843 4281 *(outside USA)*
Fax: +1 201 324 3284
Email:
citibank@shareholders-online.com
Website: www.citibank.com/adr

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300

Audit Partner: Gautam Banerjee

Investor Relations
31 Exeter Road
#19-00 Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 2123
Fax: +65 6734 4492
Email: investor@singtel.com

SINGTEL CONTACT POINTS

We not only connect people with our network of retail outlets in the major domestic markets that we operate; we also connect businesses with our 35 SingTel Global Offices spanning 17 countries and territories in Asia Pacific, Western Europe and North America.

SINGAPORE

SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA

SingTel Optus Pty Limited

Sydney (Head Office)
101 Miller Street
Optus Centre
North Sydney, NSW 2060
Australia Toll Free: 1800 555 937
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
431-439 King William Street, Level 4
Adelaide, SA 5000
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
12 Creek Street, Level 21
Brisbane, QLD 4000
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
10 Moore Street, Level 3
Canberra, ACT 2601
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
49 Woods Street
Optus Centre Darwin
Darwin, NT 0800
Tel: +61 8 8982 0500
Fax: +61 8 8924 4016
Email: optusbusiness@optus.com.au

Melbourne
367 Collins Street
Melbourne, VIC 3000
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
1260 Hay Street, Level 3
West Perth, WA 6005
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

CHINA

SingTel China

Beijing
Beijing Silver Tower, Unit 1503
2 Dongsanhuanbei Road
Chaoyang District
Beijing 100027
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Garden Tower, Room 918
368 Huan Shi East Road
Guangzhou City 510064
Guangdong Province
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

Shanghai
1008 Pidemco Tower
318 Fuzhou Road
Shanghai 200001
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

EUROPE

SingTel Europe

London
201-203 City Road
London EC1V 1JN
United Kingdom
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Platz der Einheit 1
60327 Frankfurt Main
Germany
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
38 Rue de Bassano
75008 Paris
France
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG

SingTel Hong Kong

Kowloon
The Gateway
Suites 2002-6, Tower 6
9 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA

SingTel India

New Delhi
Statesman House
14th Floor, B-1401
148 Barakhamba Road
New Delhi 110 001
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Bangalore
DBS Business Centre
Suite 117
26 Cunningham Road
Bangalore 560 052
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
DBS Executive Centre
(near Palmgrove Hotel)
31A Cathedral Garden Road
Chennai 600 034
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
DBS Office Business Centre
105 – DBS House
1-7-43-46, Sardar Patel Road
Secunderabad 500 003
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6555
Email: singtel-ind@singtel.com

Mumbai
Sahar Plaza
111 Bonanza Wing B
Mathuradas Vasanji Road
Andheri East
Mumbai 400 069
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA

SingTel Indonesia

Jakarta
Plaza Lippo
15th Floor, Suite 1505
Jalan Jenderal Sudirman Kav. 25
Jakarta 12920
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN

SingTel Japan

Tokyo
Arco Tower, 5F
1-8-1, Shimomeguro
Meguro-ku
Tokyo 153-0064
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Osaka
NTT Data Dojima Building, 13F
1-21 Dojima 3-Chome
Kita-ku
Osaka 530-0003
Tel: +81 6 6458 1405
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA

SingTel Korea

Seoul
Hansol Building
135-983, 11th Floor
736-1 Yoksam-Dong
Kangnam-Gu
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA

SingTel Malaysia

Kuala Lumpur
Uptown 5, Tower D
Level 6, 601D
5 Jalan SS 21/39
Damansara Uptown
47400 Petaling Jaya
Selangor Darul Ehsan
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

PHILIPPINES

SingTel Philippines

Manila
Liberty Centre, Unit 1504
104 H V Dela Costa Street
Salcedo Village
Makati City 1227
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN

SingTel Taiwan

Taipei
2F No. 290, Section 4
Continental Building
Chung Hsiao East Road
Taipei
Taiwan 106
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND

SingTel Thailand

Bangkok
Amarin Tower
9th Floor, Unit 6
500 Ploenchit Road, Lumpini
Pathumwan
Bangkok 10330
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA

SingTel USA

San Francisco
203 Redwood Shores Parkway
Suite 100
Redwood City, CA 94065
US Toll Free: 1-877-SingTel
(746-4835)
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
8770 West Bryn Mawr
Suite 1302
Chicago, IL 60631
US Toll Free: 1-877-SingTel
(746-4835)
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
363 N. Sam Houston Parkway East
Suite 1100
Houston, TX 77060
US Toll Free: 1-877-SingTel
(746-4835)
Fax: +1 281 405 2627
Email: singtel-usa@singtel.com

Los Angeles
One Wilshire
624 South Grand Avenue
8th Floor, Suite 825
Los Angeles, CA 90017
US Toll Free: 1-877-SingTel
(746-4835)
Fax: +1 213 489 9390
Email: singtel-usa@singtel.com

New York
1 Landmark Square
Floor 3, Suite 300
Stamford, CT 06901
US Toll Free: 1-877-SingTel
(746-4835)
Fax: +1 203 323 9948
Email: singtel-usa@singtel.com

VIETNAM

SingTel Vietnam

Hanoi
Nguyen Du Building
Suite 502
30 Nguyen Du Street
Hai Ba Trung District
Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Sun Wah Tower
18th Floor, Unit 1807
115 Nguyen Hue Boulevard
District 1
Ho Chi Minh City
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Citigate Su Yeang Design Pte Ltd
Printing by Times Printers Pte Ltd



HEADQUARTERS
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

Company Registration Number: 199201624D

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 8:04 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240419.pdf

ASX confirms the release to the market of Doc ID: 240419 as follows:
Release Time: 29-Jun-2005 10:04:09
ASX Code: SGT
File Name: 240419.pdf
Your Announcement Title: Notice of AGM



SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 13TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 29 July 2005 at 3.00 p.m. to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2005, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a first and final dividend of 53⅓% or 8.0 cents per share and a special dividend of 33⅓% or 5.0 cents per share, less income tax, in respect of the financial year ended 31 March 2005. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (a) Mr Heng Swee Keat [(1)] (independent member of the Audit Committee) **Resolution 3**
   (b) Mr Simon Israel [(1)] **Resolution 4**
   (c) Professor Tommy Koh [(1)] **Resolution 5**
   (d) Mr Nicky Tan Ng Kuang [(1)] (independent member of the Audit Committee). **Resolution 6**

4. To approve Directors' fees payable by the Company of $1,207,000 for the financial year ended 31 March 2005 (2004: $1,059,501; Increase: $147,499) [(2)]. **Resolution 7**

5. To appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 8**

6. To transact any other business of an Annual General Meeting.

Special Business

7. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

   (a) That authority be and is hereby given to the Directors to:

   (i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

   (2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   (ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   provided that:

   (I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (II) below);

   (II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:
   (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and
   (b) any subsequent consolidation or sub-division of shares;

   (III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

   (IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 9**

Notes:

(1) *Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance' in the Company's Annual Report 2004/2005.*

(2) *Voting Exclusion – Resolution 7*
The Company will disregard any votes cast on this Resolution by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of that person (or those persons).
However, the Company need not disregard a vote if:
(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business (continued)

(b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the issued share capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 10**

(c) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan 2004") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan 2004, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan 2004 shall not exceed 10 per cent. of the issued share capital of the Company from time to time. **Resolution 11**

By Order of the Board

Ms Chan Su Shan
Company Secretary
Singapore, 29 June 2005

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 9 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total 50 per cent. of the issued share capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital shall be based on the issued share capital at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 10 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the issued share capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 11 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan 2004"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan 2004 does not exceed 10 per cent. of the issued share capital of the Company from time to time.

Notwithstanding Resolutions 9, 10 and 11, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. *With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.*
2. *Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.*

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Financial Products ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at 60 Carrington Street, Level 3, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.
3. *To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.*

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 11 August 2005 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares of $0.15 each in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 10 August 2005 will be registered to determine members' entitlements to the proposed final dividend and special dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 August 2005 will be entitled to the proposed final dividend and special dividend, less income tax. Payment of the final dividend and special dividend, if approved by members at the 13th Annual General Meeting, will be made on 31 August 2005.

NOTICE OF RECORD DATE

(for Shares Quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Financial Products)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend and special dividend is 10 August 2005. Holders of CHESS Units of Foreign Financial Products relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend and special dividend, less income tax. Payment of the final dividend and special dividend, if approved by members at the 13th Annual General Meeting, will be made on 31 August 2005.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend and special dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Ms Chan Su Shan
Company Secretary
Singapore, 29 June 2005

Notes:

A member (other than a member of CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2005 07:59:36
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of AGM/Notice of Books Closure/Notice of Record Date/Notice of EGM
Description	
Attachments:	2005-Notice-AGM-EGM-SGX-ASX.pdf Total size = **92K** *(2048K size limit recommended)*

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 8:03 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240415.pdf

ASX confirms the release to the market of Doc ID: 240415 as follows:
Release Time: 29-Jun-2005 10:02:45
ASX Code: SGT
File Name: 240415.pdf
Your Announcement Title: Notice of AGM and EGM



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 13TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 29 July 2005 at 3.00 pm to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2005, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a first and final dividend of 53⅓% or 8.0 cents per share and a special dividend of 33⅓% or 5.0 cents per share, less income tax, in respect of the financial year ended 31 March 2005. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:
   (a) Mr Heng Swee Keat[1] (independent member of the Audit Committee) **Resolution 3**
   (b) Mr Simon Israel[1] **Resolution 4**
   (c) Prof Tommy Koh[1] **Resolution 5**
   (d) Mr Nicky Tan Ng Kuang[1] (independent member of the Audit Committee). **Resolution 6**

4. To approve Directors' fees payable by the Company of $1,207,000 for the financial year ended 31 March 2005 (2004: $1,059,501; Increase: $147,499)[2]. **Resolution 7**

5. To appoint Auditors and to authorise the Directors to fix their remuneration. **Resolution 8**

6. To transact any other business of an Annual General Meeting.

Special Business

7. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

   (a) That authority be and is hereby given to the Directors to:

   (i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

   (2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

   (ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

   provided that:

   (I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (II) below);

   (II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:
   (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and
   (b) any subsequent consolidation or sub-division of shares;

   (III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

   (IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 9**

Notes:

[1] *Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance' in the Company's Annual Report 2004/2005.*

[2] *Voting Exclusion – Resolution 7*
The Company will disregard any votes cast on this Resolution by:

Special Business (continued)

(b) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the issued share capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 10**

(c) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan 2004") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan 2004, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan 2004 shall not exceed 10 per cent. of the issued share capital of the Company from time to time. **Resolution 11**

By Order Of The Board

Ms Chan Su Shan
Company Secretary
Singapore, 29 June 2005

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 9 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total 50 per cent. of the issued share capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital shall be based on the issued share capital at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 10 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the issued share capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 11 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan 2004"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan 2004 does not exceed 10 per cent. of the issued share capital of the Company from time to time.

Notwithstanding Resolutions 9, 10 and 11, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. *With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.*
2. *Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.*

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Financial Products ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at 60 Carrington Street, Level 3, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.
3. *To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.*

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 11 August 2005 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares of $0.15 each in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 pm on 10 August 2005 will be registered to determine members' entitlements to the proposed final dividend and special dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 pm on 10 August 2005 will be entitled to the proposed final dividend and special dividend, less income tax. Payment of the final dividend and special dividend, if approved by members at the 13th Annual General Meeting, will be made on 31 August 2005.

NOTICE OF RECORD DATE

(for Shares Quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Financial Products)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend and special dividend is 10 August 2005. Holders of CHESS Units of Foreign Financial Products relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend and special dividend, less income tax. Payment of the final dividend and special dividend, if approved by members at the 13th Annual General Meeting, will be made on 31 August 2005.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend and special dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order Of The Board

Ms Chan Su Shan
Company Secretary
Singapore, 29 June 2005

Notes:

A member (other than a member of CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)
Co. Reg. No. 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 29 July 2005 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 13th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, which will be proposed as Ordinary Resolutions:

Resolution 1
Ordinary Resolution: Participation by the Relevant Person in the SingTel Performance Share Plan

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, the participation by the Relevant Person in the Relevant Period specified in paragraph 2.2 of the Circular to Shareholders and CUFS Holders dated 29 June 2005 in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 2
Ordinary Resolution: Renewal of the Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$0.15 each in the capital of the Company ("**Ordinary Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other stock exchange on which the Ordinary Shares may for the time being be listed or quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Prescribed Limit**" means that number of issued Ordinary Shares representing 10 per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution;

"**Maximum Price**" in relation to Ordinary Shares to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares;

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose), of an Ordinary Share for the five consecutive trading days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore
29 June 2005

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Financial Products relating to Ordinary Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Ordinary Shares, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 4 May 2005 (the "**Latest Practicable Date**"), the purchase by the Company of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 1,664,319,186 Ordinary Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,664,319,186 Ordinary Shares at the Maximum Price of S$2.73 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,664,319,186 Ordinary Shares is S$4,543,591,377.78. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,664,319,186 Ordinary Shares at the Maximum Price of S$2.86 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,664,319,186 Ordinary Shares is S$4,759,952,871.96.

   The financial effects of the purchase or acquisition of such Ordinary Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the Company and its subsidiaries and the Company for the financial year ended 31 March 2005 based on these assumptions are set out in paragraph 3.5.5 of the Company's Circular to Shareholders and CUFS Holders dated 29 June 2005.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 07:34:51
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2005 - Presentation by Mr Allen Lew, Managing Director (Optus Consumer) (28 June 2005)
Description	
Attachments:	2005InvesterDay-AllenLew.pdf Total size = **592K** (2048K size limit recommended)

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 28, 2005 7:45 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240124.pdf

ASX confirms the release to the market of Doc ID: 240124 as follows:
Release Time: 28-Jun-2005 09:44:53
ASX Code: SGT
File Name: 240124.pdf
Your Announcement Title: SingTel Investor Day 2005 - Presentation by Mr Allen Lew

Optus Consumer

SingTel Investor Day

28 June 2005 - Singapore

Mr Allen Lew

Managing Director – Optus Consumer



'yes' OPTUS

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


'yes'
OPTUS


SingTel

Optus Mobile: strong track record



Established scale player
> revenue share Mar 05
32%



Benefits of scale
> margins & free cashflow improve



Revenue share (1)
51%
Telstra
45%
29%
Optus
32%
20%
All others
23%
FY02
FY03
FY04
Mar-05



EBITDA margin
34%
40%
1,289
405
Free cash flow(2) (A$m)
FY02
FY03
FY04
FY05

'yes' OPTUS

(1) Source: Citigroup research May 05

(2) Free cash flow = EBITDA less cash capex

SingTel

Optus Mobile Q4 FY05: EBITDA up 19%

➢ EBITDA margin increases to 42%


Mobile revenues up
➢ excl. termination revenues
10%


7%
887
948
Mobile revenue A$m
171
634
182
115
658
176
Q4 FY04
Q4 FY05
Equip
62%
Outgoing
4%
Incoming
4%


Q4 margin drivers


Less aggressive in consumer segment
➢ underlying net adds(1)
88k


SACs down 33%
➢ traditional postpaid subsidies down
➢ higher proportion of capped plans
A$111


Longer term impact of caps
➢ lower ARPU could impact margins

(1) Excluding 369k adjustment to prepaid base

'yes' OPTUS


SingTel

Market dynamics


Regulatory changes
• Mobile termination rate
Technological innovations
• 3G launch with "2G like" handsets encourage greater data usage
• New services
➢ PTT
➢ New ZOO interface
➢ Mobile mail
Australian mobile industry
Market
• Penetration approaching 90%
• Growth in non-voice services
➢ youth
➢ business
Price competition from non-scale players
• Caps destroying value at high end
• Growth of non-subsidised plans
➢ short term EBITDA lift
• Fixed to Mobile substitution

'yes' OPTUS

SingTel

Optus well positioned for 3G


Customer scale and network sharing

- Large established customer base - 6m
- Shared RAN network – Canberra launched
- Rollout to all capital cities by Mar 2007


3G migration

- Initial focus
  - ➢ business market
  - ➢ consumer
- Pace of migration – determined by:
  - ➢ handset availability
  - ➢ customer demand


Data credentials well established

- Data now 17% of revenues
- Zoo portal – 1m regular users
- Complementary position in fixed broadband


'yes'
OPTUS


SingTel

Optus Mobile is balancing growth and profitability


Efficient scale operations

- Regional mobile customer base of 65m
- Integrated networks with SingTel
- 33% subs market share in Australia
- Cost management initiatives


Strategic focus

- Maintain leadership in consumer
- Continue penetration of business market
- Stimulate data revenues
- Growth in Australian regional markets


Differentiated positioning

- Zoo portal / data services
- High quality customer service
- Bundling

Optus CMM overview

Over 90% of CMM revenue from telephony and internet
- margin varies by product


Cable TV 9%
Cable modem 8%
HFC telephony 28%
Dial-up 7%
DSL 2%
Off-net telephony 46%
Offnet & Dial up 55%
HFC 45%
Higher than CMM blended margin
Lower than CMM blended margin

Australia wide reach

HFC - access to 1.4m homes in Sydney, Melbourne, Brisbane

Off-net - covers most Australian households
- opportunity to improve margins with ULL


'yes'
OPTUS


SingTel

Optus CMM: FY05 free cash flow A$119m[1]

➢ Overall revenue flat – strong broadband offset by weakness in traditional products


Broadband revenues up
68%


35
52
56
63
355k
Broadband customers '000s
144
128
227
DSL
Cable modem
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05


Offnet voice customers grow
12%
Voice revenue
➢ 74% of Consumer revenue
2.5%
Dial up revenue
23%
TV revenue
10%
Offnet bundling rate up
➢ Mar 04: 40%
48%
EBITDA margin
13%

'yes' OPTUS

[1] CMM operational EBITDA less cash capex

SingTel

CMM: priorities for FY06

1. Re-ignite share growth in offnet voice


PUT AN END TO LARGE BILLS


Receive a
$20
voucher

2. Capture scale position in broadband


Transferring to
OptusNet DSL Broadband?



3. Prepare to migrate offnet voice and DSL to ULL network


Now your downloads can go on and on and on


SingTel

Priority no.1: re-ignite growth in offnet voice lines

➢ line growth to offset declining usage

DSL replacing dial up as 'gateway' product


Offnet voice lines
Net adds per qtr - offnet ('000)
42
29
20
9
18
19
40
DSL
-18
Dial up
FY03 avg
FY04 avg
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05


Strategy to grow offnet lines

- Leverage DSL to pull through telephony
- Revitalise standalone telephony
- Use bundling and contracts to reduce offnet churn
- Expand and diversify distribution

'yes' OPTUS


SingTel

Priority no.2: capture scale in broadband

➢ Australian broadband penetration 20% (1)


Optus share of retail broadband net adds
23%


Telstra (2)
42%
Optus
17%
Telstra (2)
37%
Optus
23%
Broadband net adds (000)
Jun-04
Mar 05


Bundled offering
➢ Broadband/fixed voice/mobile

Leverage convergence
- ➢ deal with NineMSN for fixed & mobile services (June 05)

Differentiation
- ➢ e.g. no download cap
- ➢ e.g higher speeds with ULL


'yes'
OPTUS

(1) Based on actuals and Macquarie estimates Mar05
(2) Telstra broadband (wholesale and retail) plus Optus HFC


SingTel

Priority no. 3: migrate offnet voice and DSL to ULL

➢ indicative plans dependent on negotiations with Government, ACCC and Telstra



Offnet voice & DSL resale
Optus network
Telstra exchange
Customer access line
Tel
PC
Resale connection



Unbundled local loop
Optus network
Telstra exchange
Optus DSLAM[1]
Tel
PC
ULL connection

'yes' OPTUS

[1] Located within the Telstra exchange building



SingTel

ULL – lifts "on net" homes to 2.6m

➢ offnet margins will improve in medium term

Gross margin benefit highest for combined voice/DSL customer
➢ over 120K customers at Mar 05

ARPU $120
Gross margin improves A$45
A$ per month - approx.
DSL
LD
LAR
40
80
85
35
Gross margin
Cost
Monthly ARPU (1)
Resale (1)
ULL (1)

Useful margin benefit for voice only A$15
➢ over 500K customers at Mar 05

To realise ULL benefits requires scale & good execution

HFC "on-net" footprint – 1.4m homes
• 38% penetration



Phase 1 ULL A$80m – 1.2m homes
• 150-200 exchanges

Existing offnet base[2] – 768K
• reduces breakeven risk

ULL will be EBITDA -ve initially
• one-off costs and gradual migration



(1) Approximate amounts based on Q3 FY05 and 'Band 2' ULL undertaking of A$22/mth – includes LD interconnect

(2) Offnet voice plus DSL customers at Mar 05



Optus: new phase of investment

➢ exploit structural change to outperform market in medium term

Mobile opportunity
- migration of fixed voice traffic

Invest in 3G
- increase capacity and data speeds

Fixed opportunity
- capture scale position in broadband

Invest in ULL
- extend "on net" coverage to 2.6m homes


Voice migration potential
Int'l mobile comps
Minutes of use per mth
600
500
400
300
200
100
0
Fixed (1)
Mobile (2)
S'pore (3)
USA (4)
Optus


Scope to increase fixed line share
Optus share
11%
23%
Telephony (5)
Bband net adds (6)


Extend "on-net" coverage
Homes
1.4m
2.6m
HFC
HFC + ULL (Phase 1)

Convergence opportunity across fixed and mobile
- uniquely positioned to provide seamless access to information across both 3G and broadband

All data as at March 05

1. Optus HFC mins per line (assume local call = 4 mins)
2. Optus Mobile (blended postpaid/prepaid incl incoming)
3. SingTel Mobile (blended)
4. Cingular Wireless
5. 1.1m Optus HFC and offnet lines as percentage of 10.7m Telstra and Optus lines
6. 63,000 retail net adds as percentage of 274,000 Telstra and Optus net adds


'yes' OPTUS


SingTel



16
Optus Consumer
SingTel Investor Day
28 June 2005 - Singapore
'yes' OPTUS
SingTel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 07:33:26
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2005 - Presentation by Mr Warren Hardy, Managing Director (Optus Wholesale) (28 June 2005)
Description	
Attachments:	2005InvesterDay-WarrenHardy.pdf Total size = **668K** (2048K size limit recommended)

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 28, 2005 7:44 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com

Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240122.pdf

ASX confirms the release to the market of Doc ID: 240122 as follows:
Release Time: 28-Jun-2005 09:44:01
ASX Code: SGT
File Name: 240122.pdf
Your Announcement Title: SingTel Investor Day 2005 - Presentation by Mr Warren Hardy



Optus Business & Wholesale

SingTel Investor Day

28th June 2005 - Singapore

Mr Warren Hardy

Managing Director – Optus Wholesale



'yes' OPTUS


SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

Optus Business & Wholesale: gaining share

➢ EBITDA margin 27%


Optus Business & Wholesale revenue
1%


UeComm
A$398m
A$402m
A$16m
OB(1)
Flat
9%
OW
Q4 FY04
Q4 FY05


OB revenues(2) up
➢ Despite competitive market & 5% fewer business days
6%


Voice
• A$103m
Minutes 1%
Revenue 11%


Data & IP rev
• A$104m
23%2
5% ex Uecomm


Satellite revenue
• A$55m
5%

'yes' OPTUS

(1) excluding Uecomm

(2) including A$16m revenue from UeComm and excluding C1 launch revenues


SingTel

Optus Wholesale & Satellite

➢ A$700m revenue in FY05

Contribution to revenue


Satellite
OW - Voice
OW - Data
OB

FY March 2005

OW

➢ Australian fixed voice and data

➢ Natural business for a no. 2 carrier

➢ Improves scale – better unit costs

Satellite

➢ Australian domestic satellite & Asia Pacific regional satellite

➢ No. 1 SE Asian satellite operator

➢ Highest level of satellite utilisation in the world – above 80%

'yes' OPTUS


SingTel

OW&S: Q4 revenue trends


Wholesale impacted by large one-off contracts
➢ underlying business scale
9%(1)


One-off low margin transit business
-9%
Wholesale revenue A$bn
96
113
116
124
128
132
113
112
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05


Satellite benefits from C1 launch
➢ D1 launch 2006


C1 enters service
+5%
Satellite revenue A$m
38
40
45
52
53
54
53
55
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

'yes' OPTUS

(1) Q4 FY04 vs Q4 FY04


SingTel

Current Satellite Assets in Orbit


B3 (152° E)
C1 (156° E)
Darwin
B1 (160° E)
D1 (160° E)
Planned
A3 (164° E)
Inclined
Orbit
NT
QLD
WA
SA
NSW
VIC
TAS
Brisbane
Perth
Sydney
Adelaide
Melbourne
Auckland
National Earth Stations
International Earth Stations

'yes' OPTUS

SingTel

OW&S: focused on broadband opportunities

Market drivers | Strategic priorities


Wholesale
➢ Price pressure
➢ Voice volumes slowing
➢ Data growth strong
➢ Explosive broadband growth
➢ Service providers want total business solutions

✓ Grow into local access market
✓ Manage voice/data mix
✓ Ride broadband wave - ADSL


Satellite
➢ Strong broadcaster demand
➢ Strong broadband growth
➢ Capacity constraints

✓ Launch D series satellites
✓ Ride broadband wave - VSAT

'yes' OPTUS


SingTel

Optus satellites – over 80% utilisation

➢ global average 65%

Satellite	Launch dates	Life expectancy	No. of transponders		Customers	No. of dishes pointed at satellite
A 3	1987	Inclined orbit	15	KU only	Fibre b/up	10
B1	1992	End 2006	15	KU capacity plus 1 additional L-band transponder	Broadcasters(Sky NZ), VSAT, mob/sat	600k
B3	1994	End 2008	15	KU capacity plus 1 additional L-band transponder	Broadcasters, VSAT, mob/sat	>50k
C1	2003	End 2020	24	4 pointed at Asia; KU capacity all with 110w beams	Aust DTH "hot bird"- Foxtel	>1.0m
D1	Early 2006	End 2022	24	KU capacity with D1; Aust beams 150w; NZ beams 44w	Replaces B1; 15 year deal with Sky TV NZ	N/A
D2	End 2007	End 2023	24	D2 beams all 125w, b/up NZ 44w	Replaces B3; co-locates with C1 Broadcasters, VSAT	N/A

Note: All satellites are geo-synchronous


'yes'
OPTUS


SingTel

Optus Business & Wholesale

SingTel Investor Day

28th June 2005 - Singapore

'yes' OPTUS


SingTel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 07:31:53
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2005 - Presentation by Mr Lim Chuan Poh, Executive Vice President (Consumer Business)/Chief Executive Officer (SingTel Mobile) (28 June 2005)
Description	
Attachments:	2005InvesterDay-LimChuanPoh.pdf Total size = **1200K** (2048K size limit recommended)

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 28, 2005 7:42 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240118.pdf

ASX confirms the release to the market of Doc ID: 240118 as follows:
Release Time: 28-Jun-2005 09:41:56
ASX Code: SGT
File Name: 240118.pdf
Your Announcement Title: SingTel Investor Day 2005 - Presentation by Mr Lim Chuan Poh


SingTel Consumer Business
& Regional Mobile

SingTel Investor Day 2005

28 June 2005 - Singapore

Mr Lim Chuan Poh
EVP Consumer Business
CEO – SingTel Mobile


SingTel

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


SingTel

Consumer Business

➢Responsible for Mobile, National and Internet

SingTel FY05 revenue **S$4bn**


Mobile
21%
National
13%
Internet[1]
7%
Other
SingTel
59%

Strategic developments



Bridge Mobile alliance **Nov 04**



Launched 3G
➢ 14K customers end May 05




Feb 05

Wireless broadband spectrum
➢ 24 MHz @ 2.5 GHz for S$2m
➢ complementary to 3G, DSL and WiFi

May 05



[1] Broadband and Narrowband internet

SingTel

Internet: Broadband and Narrowband

➢Total FY05 internet revenues up 15%

Broadband customers 299K ↑ 16%

Broadband penetration of Singapore households[1] 45%



60%
61%
56%
Mkt share
Revenue S$m
108
19%
Narrowband
31%
Broadband
FY03
FY04
FY05



Household broadband penetration (May 2005)[2]
15%
25%
31%
41%
45%
58%
67%
77%
UK
Aust
USA
Japan
S'pore
Taiwan
HK
Korea

[1] IDA estimates for Mar 2005

[2] Merrill Lynch forecast for May 2005

SingTel

Broadband migration impacts national telephony

➢Market share loss insignificant


Total DEL lines
2%


Residential primary lines
Stable


Residential secondary line
➢14% of total resid DEL lines
3% pt

Traffic impacted by broadband migration

➢ Dial up traffic down 45%


15.3
-16%
12.8
Dial Up
Voice
National traffic (bn mins)
FY04
FY05


SingTel

SingTel Q4 FY05: national telephone

➢ 6% revenue decline caused mainly by lower traffic volumes

SingTel local tariffs low by int'l standards — US$8[1]


SingTel DEL market share
99%


Residential DEL price (USD per line per mth)2
8
12
14
36
41
43
SingTel3
PT Telkom
HKT
Verizon
Telstra
BT
National tel revenue S$m
1.94m
1.92m
1.88m
1.84m
No. of lines
138
138
133
125
6% rev decline
Q4 FY02
Q4 FY03
Q4 FY04
Q4 FY05

[1] SingTel residential ARPU (S$15)
[2] ARPU per line per month based on overseas carriers tariffs and typical Singapore residential customer usage
[3] Based on three months to Mar 2005 for SingTel; all others based on three months to Dec 2004


SingTel

SingTel Mobile – Singapore market leader

➢Healthy margins – positive free cash flow



Postpaid as % of SingTel mobile revenue
93%
Postpaid market share
➢ Q4 FY05
43%
Postpaid as % of revenue
100%
50%
0%
EBITDA margin
92%
92%
92%
93%
43%
FY02
FY03
FY04
FY05
Postpaid ARPU
S$70
Postpaid churn
1.1%
Data as % ARPU
21%
Total customers
➢ Penetration 94%
3%1

[1] Based on Mar 05 vs Mar 04



SingTel

SingTel Mobile – 3G launched Feb 2005

➢Incremental approach using customer feedback from trial


more
intimate
3loGy
It's 3G. And beyond
SingTel


Consumer focus
➢ Communication and entertainment
3loGy
It's 3G. And beyond.


Business focus
➢ Data faster and cheaper than 2.5G
Productivity


Modest capital investment
➢ Spectrum S$98m
➢ Capex S$131m(1)
S$229m

(1) Cumulative to 31 Mar 05


SingTel


SingTel is a major mobile operator in Asia


Aggregate base
65m
AIS
15.5M
21%
GLOBE TELECOM
13.0M
45%
bharti
11.0M
28%
SingTel
1.6M
100%
TELKOMSEL
17.9M
35%
'yes' OPTUS
5.9M
100%

Map shows customer numbers and SingTel's stake as at Mar 05


Largest base outside China
Aggregate subs (m)
9
19
49
65
116
214
Telstra
SKT
NTT DoCoMo
SingTel Grp
China Unicom
China Mobile

Mobile sub numbers as at Mar 05

Bridge Alliance
- Launched Nov 2004

- **8 members:**









Hong Kong
India
Taiwan
Malaysia
Philippines
Singapore
Indonesia
Australia

- **64 million customers**

CUSTOMERS

- Seamless Roaming Experience
- Suite of Regional Offerings
- One-Stop-Shop for Regional Enterprises


PARTNERS

Bridge
mobile alliance

OPERATORS

- Regional Footprint
- Innovative Products Development
- Ease of Service Deployment

- Competitive Differentiation
- Economies of Scale
- Time-To-Market
- Knowledge Sharing



SingTel Consumer Business & Regional Mobile

SingTel Investor Day 2005

28 June 2005 - Singapore


SingTel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 07:30:19
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2005 - Presentation by Mr Bill Hope, Executive Vice President (Networks) (28 June 2005)
Description	
Attachments:	2005InvesterDay-BillHope.pdf Total size = **1486K** (2048K size limit recommended)

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 28, 2005 7:42 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release


240113.pdf

ASX confirms the release to the market of Doc ID: 240113 as follows:
Release Time: 28-Jun-2005 09:41:26
ASX Code: SGT
File Name: 240113.pdf
Your Announcement Title: SingTel Investor Day 2005 - Presentation by Mr Bill Hope

SingTel Networks

SingTel Investor Day

28 June 2005 - Singapore

Mr Bill Hope

EVP Networks



'yes' OPTUS

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.


'yes'
OPTUS


SingTel

SingTel – substantial network presence

➢ Integrated operations in Singapore and Australia


FY05 capex revenue
➢ SingTel 10%
➢ Optus 12%


S$1.3bn
S$1.4bn
SingTel
Optus
Cash capex
FY04
FY05

Benefits of single network organisation

CAPEX reduction
- joint tendering
- cost benchmarking

Organisation integration
- dual-country responsibility
- efficient management structure

Cross company learning
- network performance levels
- joint technology trials

Combined technology roadmap
- maximise scale and commonality
- clear technology strategy

'yes' OPTUS


SingTel

Singapore network – modern and extensive


Core network
(Singapore &
International)

- Fully digital telephone network Extensive ATM/IP build-out
- Regional internet traffic hub
- 26 international/regional points of presence


Fixed access
network

- Fibre connects >95% of all buildings in Singapore
- 1.9m working DEL (99% share)
- 299,000 DSL connections (56% share of broadband)
- Over 330 WiFi hotspots installed


Mobile network

- 1.6 million customers served
- Nationwide coverage – 2,100 base stations
- 3G network deployed in Q1 2005

'yes' OPTUS


SingTel

Singapore network – major projects

➢ FY06 SingTel capex similar to FY05 (S$419m)


Core network

- Continue the exchange consolidation programme with 2 exchange sites vacated, the third one in progress
- Expanded & enhanced ConnectPlus IP network


Fixed access network

- Introduce ADSL2+ in 2005
- Rolled out GigaEthernet platform
- Push for more DSL demand, offered 3.5Mbps service in Q1 2005


Mobile network

- 3G - expand depth and quality of coverage
  - ➢ driven by take up of services

'yes' OPTUS


SingTel

Australian network – new and scalable


Fixed network

- Fully digital telephone network
- IP Centrex
- 4 satellites covering Australasia


CMM network

- HFC has 1.4 million serviceable homes
- 534,000 customers in Sydney, Melbourne & Brisbane
- Delivers multiple products - voice, data & TV


Mobile network

- 5.9 million customers served by a dual-band network
- 96% nationwide GSM/GPRS coverage – 4,143 base stations
- 3G rollout underway – Canberra launched April 2005


Business network

- Extensive ATM/IP build-out
- CBD fibre network & business grade DSL network
- Services to corporate & government customers
  - 14,065 buildings connected

'yes' OPTUS


SingTel

Australian network – major projects

➢ Investing for medium term growth - FY06 Optus capex A$1,100m


Fixed network

- Network scale & reach
- Network robustness & operational efficiencies
- D1/D2 satellite build


CMM network

- Limited HFC spend
- DSL phase 1 build $80m – 150 to 200 exchanges
- Utilise HFC for corporate customer access & ULL backhaul


Mobile network

- 3G network build – in all capital cities by Mar 07
- 2.5G rural coverage extension
- Data applications / value added services


Business network

- Increased reach from ULL build
- IP expansion
- IP Centrex / IN replacement
- New product and technology introductions


SingTel

Network Maps


SingTel

Singapore network – engineering sites


Intelsat, Video Uplink/Downlink, VSAT and ST-1
WL
Selетar Earth Station
YCKRRS
YC
HG
Pulau Ubin Microwave Stn
Pulau Tekong Microwave Stn
BP
Intelsat, Video Uplink/ Downlink, VSAT and Digital Video Broadcast-IP
AM
Changi Cable Station
PR
TelePark
i2icn
SMW 3
JW
JE
BT Earth Station
PL
Kim Chuan
TP
CG
TASMAN 2
SMW2
C2C
APCN
Tuas Cable Station
TS
JR
BT Hill Radio Stn
NT
GL
BD
Katong Cable Station
OC & Comcentre
ES
AR
QT
CT
KT
POC
TB
CS
AP C
APCN2
P. Sakra Telecomm. Stn
Intelsat, Video Uplink/Downlink, and Inmarsat
Sentosa Earth Station
Cable Station
Satellite Earth Station
Exchange
Data Centre



'yes' OPTUS

SingTel

Australian network – most extensive competitive infrastructure


B1 Satellite
B3 Satellite
Darwin
A3 Satellite
C1 Satellite
Cairns
Jasuraus
NT
QLD
WA
SA
Brisbane
SMW 3
NSW
PacRim West
Perth
Sydney
Southern Cross
Tasman 2
Canberra
Adelaide
VIC
Southern Cross
Melbourne
Mobile Digital (GSM) Coverage
Inter Office Fibre
International Fibre Optic Cable
Broadband Local Network
Hobart

Optus – best scale in networks

➢Sydney - Telstra Exchanges* vs. Optus Fibre


PALM BEACH
MOUNT KURING-GAI
SPRINGWOOD
SYDNEY
CAMPBELLTOWN
ENGADINE

ULL cost drivers

- Backhaul
- Network equipment
- CPE

*Band 1&2 (CBD and Metro)

'yes' OPTUS


SingTel

Points of presence


London
Frankfurt
San Jose
New York
Los Angele
Dallas
Beijing
Seoul
Tokyo
Shanghai
Osaka
Guangzhou
Mumbai
Hong Kon
Taipei
Bangkok
Bangalore
Chennai
Manila
Kuala Lumpur
Sri Lanka
Singapore
Sydney
Auckland
Melbourne
Existing POP Locations
Deployed nodes in 26 Cities, 16 countries, key strength in Asia
'yes' OPTUS
SingTel

International Network

Focus on regional connectivity

Subsea Cable	• Cables connect Asia-Pacific to Europe, Middle East, US • Intra-Asia served by APC, APCN, APCN2, C2C, i2i, TIS
Satellites	• INTELSAT, INMARSAT, APSTAR (West Europe, Africa, Asia-Pacific) • Optus A3, B1, B3, C1 (Aust) • SingTel ST-1 (Regional)

Leverage new technologies to reduce cost

IP-based Switch	Managed IP-based Switch Network with overseas PoPs for wholesale voice traffic


Europe
ST Japan
China
ST UK
ST Hong Kong
Managed IP backbone
Reseller
ST USA
Optus
Access Network PoPs
Indonesia
SingTel PSTN Network
International Gateway
Soft switch
Thailand

'yes' OPTUS


SingTel

APCN2 Cable Network


Korea
Japan
(Kitaibaraki)
China
(Shanghai)
(Chikura)
China
(Shantou)
Taiwan
Hongkong
Lantau
Philippines
Malaysia
Singapore

'yes' OPTUS


SingTel

C2C Cable Network



Korea
Japan
China
Hongkong
Taiwan
Philippines
Singapore


SingTel

SEA-ME-WE3 Cable Network

- Partner in SEA-ME-WE4 build


Germany
UK
Belgium
France
Portugal
Morocco
Italy
Greece
Turkey
Cyprus
Alexandria
Egypt
Saudi Arabia
UAE
Oman
Pakistan
Djibouti
India
Sri Lanka
Thailand
Malaysia
Singapore
Indonesia
(medan)
Indonesia
(Jakarta)
Australia
Brunei
Vietnam
Philippines
Hongkong
Macau
Shanghai
Korea

'yes'
OPTUS

SingTel


SingTel Networks
SingTel Investor Day
28 June 2005 - Singapore

'yes' OPTUS

SingTel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 07:28:28
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2005 - Presentation by Mr Lucas Chow, Executive Vice President (Corporate Business) (28 June 2005)
Description	
Attachments:	2005InvesterDay-LucasChow.pdf Total size = **683K** (2048K size limit recommended)

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 28, 2005 7:39 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com

Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240112.pdf

ASX confirms the release to the market of Doc ID: 240112 as follows:
Release Time: 28-Jun-2005 09:38:31
ASX Code: SGT
File Name: 240112.pdf
Your Announcement Title: SingTel Investor Day 2005 - Presentation by Mr Lucas Chow


SingTel Corporate Business

SingTel Investor Day 2005

28 June 2005 - Singapore



Mr Lucas Chow

EVP Corporate Business


SingTel

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Corporate Business

Serving SingTel's largest customers



12,087
No. of accts
2,382
Revenue/mth/acct ($'000)
300
200
100
0
GAM (Global)
WAM (Wholesale)
CAM (Corporate)
LAM (Local)
BizD (Biz Direct)
Revenue/mth/acct
No of acct (indicative)

Larger customers - data centric Smaller customers - voice centric



Indicative revenue mix
100%
50%
0%
Data
Voice
23%
74%
GAM
BizDirect

Product responsibility

Responsible for Corporate Data[1] & International telephone


Other
SingTel
61%
Corp Data[1]
23%
Int'l
16%

SingTel FY05 revenue $4.0bn

LLC (local) and ILC (int'l) are main parts of Corporate data[1]


Others
20%
ATM
6%
ISDN
7%
LLC
44%
ILC
23%

Corporate data[1] revenues FY05 $0.9bn (pre-elim)

[1] Data and Internet (excl. broadband, narrowband & capacity sales)

Strategic objectives – Corporate Business


Grow
Singapore
business

- Business recovery and price stability
- Strengthen market leadership


Grow faster
outside
Singapore

- Grow 2nd to 3rd country businesses
- Acquire new customer base
- Anchor SingTel's leading position in Asia


Product and
service
differentiation

- Focus on key industries
  - Financial services, manufacturing, wholesale, pharmaceutical, logistic
- Diversity via SingTel's extensive infrastructure in the region

Corporate Data

➢Q4 FY05 revenues up 8%

LLC revenues[1] ↑ 0.4%



Quarterly LLC revenues (S$m)
110
100
90
80
70
93
96
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

ILC revenues[1] ↑ 5.8%



Quarterly ILC revenues (S$m)
60
40
57
51
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05



SingTel

[1] Q4FY05 vs Q4FY04

International Telephone

➢Q4 FY05 revenues down 12% but margins improves

Price pressures drive revenue decline


0.598
235
217
0.417
Outgoing min (mil min)
Qtrly net ave collection rates (S$)
250
240
230
220
210
200
190
180
170
160
150
0.6
0.5
0.4
0.3
0.2
0.1
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

Gross margin improves


80%
60%
40%
20%
60%
70%
Q4 FY04
Q4 FY05


SingTel

SingTel continue to win many significant deals

Automotive




BMW

DAIMLERCHRYSLER

Financial services

citibank


Deutsche Bank


Goldman Sachs


Merrill Lynch

Petroleum




bp



HALLIBURTON

Logistics


SCHENKER
Stinnes Logistics


BAX GLOBAL


FedEx.
Express

Manufacturing / IT / Others


SONY
PICTURES

ORACLE


VDC

IBM

Summary

Strengthening Singapore business

Focus on key industries

Outsourcing trends driving strong growth in India and USA

Winning more corporate WAN deals


SingTel

SingTel Corporate Business

SingTel Investor Day 2005

28 June 2005 - Singapore


SingTel

Company registration number : 199201624D

Print this page

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Jun-2005 17:08:29
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annual Report 2004/2005 on SingTel's Web Site
Description	
Attachments:	319-ann.pdf Total size = **66K** (2048K size limit recommended)

Close Window

Jennifer Lim Lay Khim

From:	ASX.Online@asx.com.au
Sent:	Monday, June 27, 2005 5:14 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



240050.pdf (89 KB)

ASX confirms the release to the market of Doc ID: 240050 as follows: Release Time: 27-Jun-2005 19:13:38 ASX Code: SGT File Name: 240050.pdf Your Announcement Title: Annual Report 2004/2005 on SingTel Web Site

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNUAL REPORT 2004/2005 ON SINGTEL'S WEB SITE

Singapore Telecommunications Limited ("SingTel") wishes to announce that the Notice of Annual General Meeting dated 29 June 2005, Summary Financial Report 2004/2005, Annual Report 2004/2005 and Circular to Shareholders and CUFS Holders dated 29 June 2005 will be available at SingTel's weblink at http://home.singtel.com/investor_relations/annual_reports/default.asp on 29 June 2005 at approximately 9:00 a.m.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 27 June 2005


SingTel



6 July 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 27 June 2005 to 1 July 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2005 17:22:29
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	29-06-2005
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	29-06-2005
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Award of up to 1,643,701 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	698,660
As a percentage of issued share capital	0.0042 %
No. of Shares which are subject of this notice	0
As a percentage of issued share capital	0 %
Amount of consideration (excluding	0

brokerage and stamp duties) per share paid or received	
No. of Shares held after the change	698,660
As a percentage of issued share capital	0.0042 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	698,660	12,871,519
As a percentage of issued share capital	0.0042 %	0.0773 %
No. of shares held after the change	698,660	14,515,220
As a percentage of issued share capital	0.0042 %	0.0872 %

Footnotes

Note: The deemed interest of 14,515,220 shares after the change includes:
(i) 9,964,475 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,620 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

bg-decform290605-ann1-2.pdf
Total size = **83K**
(2048K size limit recommended)

Close Window

Annex 1

Performance Conditions

In respect of 898,666 shares (the "General Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below.

The performance criteria will be based on SingTel's Total Shareholders' Return (TSR in %) as compared to that of other companies in the MSCI Asia-Pacific Telecom Index ("Index"), as follows:

(a) Half of the General Award, comprising 449,333 performance shares, is subject to the following performance conditions:

TSR (%) Ranking of SingTel against the Index for the period 1 Apr 05 to 31 Mar 08	**% of performance shares under this paragraph (a) to be vested**
80th – 100th percentile	100%
70th – 79th percentile	90%
60th – 69th percentile	70%
51st – 59th percentile	50%
< 51st percentile	0%

b) The balance of the General Award, comprising 449,333 performance shares, is subject to the following performance conditions:

SingTel's TSR (%) for the period from 1 Apr 05 to 31 Mar 08	**% of performance shares under this paragraph (b) to be vested**
≥ 2 ℵ	100%
1.9 ℵ to 1.99 ℵ	95%
1.8 ℵ to 1.89 ℵ	90%
1.7 ℵ to 1.79 ℵ	85%
1.6 ℵ to 1.69 ℵ	80%
1.5 ℵ to 1.59 ℵ	75%
1.4 ℵ to 1.49 ℵ	70%
1.3 ℵ to 1.39 ℵ	65%
1.2 ℵ to 1.29 ℵ	60%
1.1 ℵ to 1.19 ℵ	55%
ℵ to 1.09 ℵ	50%
0.9 ℵ to 0.99 ℵ	25%
< 0.9 ℵ	0%

ℵ = TSR (%) of the MSCI Asia-Pacific Telecom Index for the period from 1 April 2005 to 31 March 2008

Annex 2

Performance Conditions

In respect of 745,035 shares (the "Senior Management Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below. The average Return on Invested Capital ("ROIC") target is 17.4% for the performance period 1 April 2005 to 31 March 2008 and the targeted increase in ROIC is 1.2% over the performance period ("Targeted Increase").

(a) The vesting of the performance shares under the Senior Management Award shall depend on the extent to which the Targeted Increase has been achieved, as follows:

(i) Where less than 75% of the Targeted Increase is achieved, no performance shares shall vest.

(ii) Where 75% or more but less than 100% of the Targeted Increase is achieved and subject to paragraph (b) below, the performance shares shall vest to the same extent in percentage terms as the percentage to which the Targeted Increase has been achieved. For example, where 90% of the Targeted Increase has been achieved, 90% of the performance shares shall vest.

(iii) Where the Targeted Increase is achieved or exceeded and subject to paragraph (b) below, 100% of the performance shares shall vest.

(b) The Senior Management Award will only vest if all or part of the General Award vests.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 5:30 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240660.pdf

ASX confirms the release to the market of Doc ID: 240660 as follows:
Release Time: 29-Jun-2005 19:30:09
ASX Code: SGT
File Name: 240660.pdf
Your Announcement Title: Notice of Interests/Changes in Interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	13 April 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	

+ See chapter 19 for defined terms.

/E :FORMS/ASX/APP3Y-BG(290605)

No. of securities held prior to change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 9,964,475 ordinary shares – Dexia Trust Services Singapore Limited ("Dexia"), trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 9,964,475 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Letters of offer dated 26 May 2005 from SingTel to Lee Hsien Yang relating to the awards to Lee Hsien Yang of up to a total of 1,643,701 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions
Nature of interest	Contingent right to a total of up to 1,643,701 ordinary shares in SingTel in the future
Name of registered holder (if issued securities)	
Date of change	29 June 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	Up to 1,643,701 ordinary shares in SingTel, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	Up to 4,549,125 ordinary shares in SingTel, subject to certain performance conditions being met and other terms and conditions

+ See chapter 19 for defined terms.

Annex 1

Performance Conditions

In respect of 898,666 shares (the "General Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below.

The performance criteria will be based on SingTel's Total Shareholders' Return (TSR in %) as compared to that of other companies in the MSCI Asia-Pacific Telecom Index ("Index"), as follows:

(a) Half of the General Award, comprising 449,333 performance shares, is subject to the following performance conditions:

TSR (%) Ranking of SingTel against the Index for the period 1 Apr 05 to 31 Mar 08	% of performance shares under this paragraph (a) to be vested
80th – 100th percentile	100%
70th – 79th percentile	90%
60th – 69th percentile	70%
51st – 59th percentile	50%
< 51st percentile	0%

b) The balance of the General Award, comprising 449,333 performance shares, is subject to the following performance conditions:

SingTel's TSR (%) for the period from 1 Apr 05 to 31 Mar 08	% of performance shares under this paragraph (b) to be vested
$\geq 2\aleph$	100%
$1.9\aleph$ to $1.99\aleph$	95%
$1.8\aleph$ to $1.89\aleph$	90%
$1.7\aleph$ to $1.79\aleph$	85%
$1.6\aleph$ to $1.69\aleph$	80%
$1.5\aleph$ to $1.59\aleph$	75%
$1.4\aleph$ to $1.49\aleph$	70%
$1.3\aleph$ to $1.39\aleph$	65%
$1.2\aleph$ to $1.29\aleph$	60%
$1.1\aleph$ to $1.19\aleph$	55%
$\aleph$ to $1.09\aleph$	50%
$0.9\aleph$ to $0.99\aleph$	25%
$< 0.9\aleph$	0%

$\aleph$ = TSR (%) of the MSCI Asia-Pacific Telecom Index for the period from 1 April 2005 to 31 March 2008

Annex 2

Performance Conditions

In respect of 745,035 shares (the "Senior Management Award"), vesting is subject to the rules of the SingTel Performance Share Plan and other terms and conditions, including the performance criteria set out below. The average Return on Invested Capital ("ROIC") target is 17.4% for the performance period 1 April 2005 to 31 March 2008 and the targeted increase in ROIC is 1.2% over the performance period ("Targeted Increase").

(a) The vesting of the performance shares under the Senior Management Award shall depend on the extent to which the Targeted Increase has been achieved, as follows:

  (i) Where less than 75% of the Targeted Increase is achieved, no performance shares shall vest.

  (ii) Where 75% or more but less than 100% of the Targeted Increase is achieved and subject to paragraph (b) below, the performance shares shall vest to the same extent in percentage terms as the percentage to which the Targeted Increase has been achieved. For example, where 90% of the Targeted Increase has been achieved, 90% of the performance shares shall vest.

  (iii) Where the Targeted Increase is achieved or exceeded and subject to paragraph (b) below, 100% of the performance shares shall vest.

(b) The Senior Management Award will only vest if all or part of the General Award vests.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 5:31 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240662.pdf

ASX confirms the release to the market of Doc ID: 240662 as follows:
Release Time: 29-Jun-2005 19:30:50
ASX Code: SGT
File Name: 240662.pdf
Your Announcement Title: Appendix 3Y

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 8:11 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240427.pdf

ASX confirms the release to the market of Doc ID: 240427 as follows:
Release Time: 29-Jun-2005 10:10:57
ASX Code: SGT
File Name: 240427.pdf
Your Announcement Title: Form 405 and Financial Statements

Ann. file

405 1/2 15 July 2001

ASIC registered agent number
lodging party or agent name
office, level, building name or PO Box no
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city
Ref

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **405**

Statement to verify financial statements of a foreign company

Corporations Act 2001
601CK(1), 100(1)(d)

Details of the foreign company

Corporation name SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN. 096 701 567
place of incorporation SINGAPORE
financial year ended (d/m/y) 31/3/2005
Annual General Meeting held (d/m/y) 29/7/2004

registered office in Australia
contact name (officer or employee)
(If applicable - At the office of) C/-
office level 29 building name OPTUS CENTRE
street number & name 101 MILLER STREET
suburb/city NORTH SYDNEY state/territory NSW postcode 2060
Does the company occupy these premises? yes X no ☐
If no, name of occupier
occupier's consent (Tick box to assent to statement required by paragraph 100(1)(d).)
☐ *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.*

registered office in country of origin or - if no registered office - the principal place of business in country of origin
at the office of
office, floor, building name COMCENTRE
street number & name 31 EXETER ROAD
suburb/city SINGAPORE state/territory postcode 239732
country SINGAPORE

Details of local agent(s) (address must be within Australia)

name (family & given names or company name) If a company give ACN. also.
SINGAPORE TELECOM AUSTRALIA PTY LIMITED (ACN 002 864 897)
unit or office, floor, building name LEVEL 29
street number & name 101 MILLER STREET
suburb/city NORTH SYDNEY state/territory NSW postcode 2060

name (family & given names or company name) If a company give ACN. also.
unit or office, floor, building name
street number & name
suburb/city state/territory postcode

Details of directors

If the director is a person give their usual residential address.

name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. LEE, HSIEN YANG
unit or office, floor, building name	
street number & name	14A CALDECOTT CLOSE
suburb/city	SINGAPORE state/territory postcode 299122
country (if not Australia)	SINGAPORE
name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. CHAN, PAUL KWAI WAH
unit or office, floor, building name	
street number & name	35B YARWOOD AVENUE
suburb/city	SINGAPORE state/territory postcode 588011
country (if not Australia)	SINGAPORE
name	(family & given names or corporation name) If a corporation give ACN or ARBN if applicable. TAI, JACKSON PETER
unit or office, floor, building name	
street number & name	27-01 FOUR SEASONS PARK, 8 CUSCADEN WALK
suburb/city	SINGAPORE state/territory postcode 249692
country (if not Australia)	SINGAPORE

(if insufficient space) Further details are enclosed in the annexure marked A of 2 pages.
Annexures must conform to the requirements shown in the 'guide' to this form.

Annexures - financial statements

(tick boxes which apply)

- X balance sheet made up to the end of its last financial year annexure *
- X profit and loss statement for its last financial year annexure *
- X cash flow statement for last financial year annexure *
- X any other documents still required to be prepared by the law of the company's place of origin, annexure marked B of 107 pages

* INCLUDED IN ANNEXURE MARKED B OF 107 PAGES

Signature

I am
- ☐ a director of the foreign company
- X the secretary of the foreign company
- ☐ the duly appointed local agent of the foreign company
- ☐ a director or secretary of a company which has been duly appointed as local agent of the foreign company

I verify that the copies annexed to this form are true copies of the documents required to be lodged under Section 601CK(1) of the Corporations Act 2001.

print name CHAN SU SHAN capacity COMPANY SECRETARY

print company name and ACN (if company acting as agent)

sign here [signature] date 29/06/2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 405.



Signature

This form must be signed by a director, secretary or local agent or by a director or secretary for a company appointed as local agent.

Lodging period

At least once each calendar year and at intervals of not more than 15 months

Lodging Fee

$1000 if lodged within the prescribed lodging period.
Late fees will apply thereafter.

1 month	$65
More than 1 month	$270

A receipt will not be issued unless requested.
Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001.

Other forms to be completed

Financial statements as described on page 2 - balance sheet, profit & loss statement, cash flow statement.

Additional information

Refer Policy Statement 58 - Reporting requirements registered foreign companies.

Send to

Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

or your nearest ASIC Business Centre

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure.

The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.

THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN ASIC FORM 405 – STATEMENT TO VERIFY FINANCIAL STATAEMENTS OF A FOREIGN COMPANY

DIRECTORS OF SINGAPORE TELECOMMUNICATIONS LIMITED ARBN 096 701 567

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
MORSCHEL, JOHN POWELL
unit or office, floor, building
street number & name 11 VALLEYVIEW CRESCENT
suburb/city GREENWICH state/territo NSW postcode 2065
country (if not Australia)

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
TAN, NG KUANG
unit or office, floor, building
street number & name 9 QUEEN ASTRID PARK
suburb/city SINGAPORE state/territo postcode 266799
country (if not Australia) SINGAPORE

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
NALAMLIENG, CHUMPOL
unit or office, floor, building
street number & name 975/1801 PLOENCHIT ROAD, LUMPINI PATHUMWAN
suburb/city BANGKOK state/territo postcode 10330
country (if not Australia) THAILAND

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
HENG, SWEE KEAT
unit or office, floor, building
street number & name 175 ENG KONG GARDEN
suburb/city SINGAPORE state/territo postcode 599273
country (if not Australia) SINGAPORE

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
unit or office, floor, building ISRAEL, SIMON
street number & name 8A BERRIMA ROAD
suburb/city SINGAPORE state/territo postcode 299927
country (if not Australia) SINGAPORE

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
KOH, TOMMY
unit or office, floor, building
street number & name 18 ANDERSON ROAD
suburb/city SINGAPORE state/territo postcode 259977
country (if not Australia) SINGAPORE

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
BRADLEY, GRAHAM JOHN
unit or office, floor, building
street number & name 10 BURROWAY STREET
suburb/city NEUTRAL BAY state/territo NSW postcode 2089
country (if not Australia)

name (family & given names or corporation name) If a corporation give ACN or ARBN if applicable.
PAREKH, DEEPAK S
unit or office, floor, building
street number & name 9 DARBHANGA MANSION, 12 CARMICHAEL ROAD

THIS IS ANNEXURE A OF 2 PAGES REFERRED TO IN ASIC FORM 405 – STATEMENT TO VERIFY FINANCIAL STATAEMENTS OF A FOREIGN COMPANY

DIRECTORS OF SINGAPORE TELECOMMUNICATIONS LIMITED ARBN 096 701 567

suburb/city	MUMBAI	state/territo		postcode	400 026
country (if not Australia)	INDIA				

Chan Su Shan (Ms)
Company Secretary
Date : 29 June 2005

/SINGTEL AGM/2005/Form 405 – Annexure A/LLC/JT/ll

ANNEXURE B

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096 701 567

FORM 405 – STATEMENT TO VERIFY FINANCIAL STATEMENTS OF A FOREIGN COMPANY

This is Annexure B of 107 pages referred to in ASIC Form 405 – Statement to Verify Financial Statements of a Foreign Company.

Chan Su Shan (Ms)
Company Secretary
Date : 29 June 2005



SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
AND SUBSIDIARY COMPANIES
Registration Number: 199201624D

FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

Contents

DIRECTORS' REPORT
For the financial year ended 31 March 2005

The directors present their report to the members together with the audited financial statements of the Group and Company for the financial year ended 31 March 2005.

1. DIRECTORS

The directors of the Company in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Lee Hsien Yang (President and Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Professor Tommy Koh
John Powell Morschel
Deepak S Parekh (appointed on 31 May 2004)
Jackson Peter Tai
Nicky Tan Ng Kuang

Quek Poh Huat, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 29 July 2004.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Investment holding;
Operation of a submarine cable system;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("Share Option Scheme"), and performance shares granted under the SingTel Executives' Performance Share Plan ("Share Plan 2003") and SingTel Performance Share Plan ("Share Plan 2004").

DIRECTORS' REPORT
For the financial year ended 31 March 2005

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares of S$0.15 each)				
Chumpol NaLamlieng	150,000	100,000	-	-
Lee Hsien Yang [(1)]	698,660	752,393	11,338,519	1,407,164
Graham John Bradley [(2)]	92,860	90,000	-	-
Paul Chan Kwai Wah	57,460	1,880	1,620	1,740
Heng Swee Keat	1,390	1,490	-	-
Simon Israel	4,643	5,000	134,640	45,000
Professor Tommy Koh	3,440	3,700	610	650
John Powell Morschel	58,700	3,200	-	-
Deepak S Parekh	-	-	-	-
Jackson Peter Tai	102,150	110,000	-	-
Nicky Tan Ng Kuang	55,720	60,000	-	-
(Options to purchase ordinary shares of S$0.15 each)				
Chumpol NaLamlieng [(3)]	60,000	60,000	-	-
Lee Hsien Yang [(4)]	6,050,000	6,050,000	-	-
Paul Chan Kwai Wah [(3)]	-	60,000	-	-
John Powell Morschel [(3)]	-	60,000	-	-
Jackson Peter Tai [(3)]	60,000	60,000	-	-
SembCorp Industries Limited				
(Ordinary shares of S$0.25 each)				
Nicky Tan Ng Kuang	-	-	770,000	-
(Options to purchase ordinary shares of S$0.25 each)				
Chumpol NaLamlieng	82,500	117,500	-	-
SembCorp Logistics Limited				
(Options to purchase ordinary shares of S$0.25 each)				
Lee Hsien Yang	-	-	534,000	534,000
Singapore Airlines Limited				
(Ordinary shares of S$0.50 each)				
Paul Chan Kwai Wah	-	-	20,000	20,000
Simon Israel	3,000	3,000	6,500	6,500

DIRECTORS' REPORT

For the financial year ended 31 March 2005

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later
The Ascott Group Limited				
(Ordinary shares of S$0.20 each)				
Paul Chan Kwai Wah	13,020	13,020	-	-
Nicky Tan Ng Kuang	-	-	706,000	-
Raffles Holdings Limited				
(Ordinary shares of S$0.32 each)				
Professor Tommy Koh	10,000	10,000	-	-
Nicky Tan Ng Kuang	-	-	200,000	-
CapitaLand Limited				
(Ordinary shares of S$1 each)				
Lee Hsien Yang	10,000	10,000	-	-
Professor Tommy Koh	1,250	1,250	-	-
Jackson Peter Tai	50,000	50,000	-	-
(Options to purchase ordinary shares of S$1 each)				
Jackson Peter Tai	618,800	500,000	-	-
Neptune Orient Lines Limited				
(Ordinary shares of S$1 each)				
Paul Chan Kwai Wah	1,000	1,000	1,000	1,000
PT Bank Danamon Indonesia Tbk				
(Ordinary shares of IDR 50,000 each)				
Nicky Tan Ng Kuang	-	-	500,000	-
PT Bank Internasional Indonesia Tbk				
(Ordinary shares of IDR 900 each)				
Nicky Tan Ng Kuang	-	-	60,710,000	-

Notes:

(1) Lee Hsien Yang's deemed interest of 11,338,519 shares included:

(a) 8,431,475 ordinary shares of S$0.15 each in SingTel held by Dexia Trust Services Singapore Limited, the trustee of a trust established under the Share Plan 2003 and the Share Plan 2004, for the benefit of eligible employees of the Group;

(b) 1,620 ordinary shares held by Mr Lee's spouse; and

(c) an aggregate of up to 2,905,424 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2003 and the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) As at 31 March 2004, Graham John Bradley held 70,000 ordinary shares in SingTel. On 1 April 2004, Mr Bradley acquired an additional 20,000 ordinary shares in SingTel.

(3) At exercise price of S$1.42 per share.

(4) At exercise prices of between S$1.36 and S$3.03 per share. Included in the share options as at 31 March 2005 were 2,150,000 Performance Share Options which would only vest if performance targets were met.

DIRECTORS' REPORT
For the financial year ended 31 March 2005

Between the end of the financial year and 21 April 2005, Lee Hsien Yang's deemed interest increased to 12,871,519 shares due to the acquisition by Dexia Trust Services Singapore Limited of an additional 1,533,000 ordinary shares of S$0.15 each in Singapore Telecommunications Limited for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2005.

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the Compensation Committee members are Chumpol NaLamlieng (Chairman of the Compensation Committee), John Powell Morschel, Jackson Peter Tai and Deepak S Parekh.

6.1 Share options

Share Option Scheme

Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the Share Option Scheme, were as follows:

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	7,319	-	429	6,890
9.6.00	10.6.01 to 9.6.10	S$2.26	28,784	5,400	1,036	22,348
7.8.00	8.8.01 to 7.8.10	S$2.33	20	-	-	20
11.9.00	12.9.01 to 11.9.10	S$2.66	20	-	-	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	-	-	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	-	-	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	-	-	10
2.1.01	3.1.02 to 2.1.11	S$2.68	40	-	25	15
8.1.01	9.1.02 to 8.1.11	S$2.67	225	-	-	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	-	15	-
19.2.01	20.2.02 to 19.2.11	S$2.84	20	-	-	20
2.5.01	3.5.02 to 2.5.11	S$1.80	225	225	-	-
30.5.01	31.5.02 to 30.5.11	S$1.69	36,891	20,891	830	15,170
1.6.01	2.6.02 to 1.6.11	S$1.67	30	-	-	30

DIRECTORS' REPORT
For the financial year ended 31 March 2005

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
2.7.01	3.7.02 to 2.7.11	S$1.84	25	15	10	-
5.7.01	6.7.02 to 5.7.11	S$1.86	15	-	-	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	40	-	-
1.8.01	2.8.02 to 1.8.11	S$1.81	25	-	15	10
16.8.01	17.8.02 to 16.8.11	S$1.89	78	-	-	78
1.10.01	2.10.02 to 1.10.11	S$1.76	8	-	8	-
29.11.01	30.11.02 to 29.11.11	S$1.73	34,039	13,807	1,040	19,192
10.12.01	11.12.02 to 10.12.11	S$1.75	222	133	89	-
21.2.02	22.2.03 to 21.2.12	S$1.63	69	-	-	69
30.5.02	31.5.03 to 30.5.12	S$1.54	84,194	27,188	3,472	53,534
3.6.02	4.6.03 to 3.6.12	S$1.54	125	-	-	125
8.7.02	9.7.03 to 8.7.12	S$1.42	36	22	14	-
26.8.02	27.8.03 to 26.8.12	S$1.50	222	133	89	-
For executive director (Lee Hsien Yang)						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	-	-	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	-	-	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	-	-	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.07	S$1.42	300	120	-	180
			197,472	67,974	7,072	122,426
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	8,474	361	417	7,696
For executive director (Lee Hsien Yang)						
3.7.02	3.7.05 to 3.7.12	S$1.36	2,150	-	-	2,150
			10,624	361	417	9,846
Total			208,095	68,335	7,489	132,271

Further particulars of the Market Price Share Options and the Performance Share Options have been set out in the directors' reports for the financial years ended 31 March 2001, 2002 and 2003.

DIRECTORS' REPORT
For the financial year ended 31 March 2005

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 2005	Aggregate options granted since commencement of scheme to 31 Mar 2005	Aggregate options exercised since commencement of scheme to 31 Mar 2005	Aggregate options outstanding as at 31 Mar 2005
Share Option Scheme				
Chumpol NaLamlieng [1]	-	60,000	-	60,000
Lee Hsien Yang [2]	-	6,050,000	-	6,050,000
Graham John Bradley	-	-	-	-
Paul Chan Kwai Wah [1]	-	60,000	60,000	-
Heng Swee Keat	-	-	-	-
Simon Israel	-	-	-	-
Professor Tommy Koh	-	-	-	-
John Powell Morschel [1]	-	60,000	60,000	-
Deepak S Parekh	-	-	-	-
Jackson Peter Tai [1]	-	60,000	-	60,000
Nicky Tan Ng Kuang [1]	-	60,000	60,000	-
	-	6,350,000	180,000	6,170,000

Notes:

(1) The options are exercisable at an exercise price of S$1.42 per share from the first anniversary of the date of grant, 9 September 2002, and expire on the fifth anniversary of the date of grant. The exercise price for the options was fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of grant. There was no discount to the exercise price for the options.

(2) The options are exercisable at exercise prices of between S$1.36 to S$3.03 per share. Included in the share options as at 31 March 2005 are 2,150,000 Performance Share Options which will only vest if performance targets are met. The exercise prices for the options were fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the dates of the respective grants. There was no discount to the exercise prices for the options.

The Share Option Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no options were granted in the financial year ended 31 March 2005. The existing options granted will continue to vest according to the terms and conditions of the Share Option Scheme and the respective grants.

From the commencement of the Share Option Scheme to 31 March 2005, options in respect of an aggregate of 273,767,350 ordinary shares of S$0.15 each in the Company have been granted to directors and employees of the Company and its subsidiary companies.

DIRECTORS' REPORT
For the financial year ended 31 March 2005

Optus Executive Option Plan
With the acquisition of SingTel Optus Pty Limited ("Optus"), the Optus Executive Option Plan was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. Details are as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
24.5.00 (1)	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	6,961	-	466	6,495

Note:
(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Executive Option Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

The abovementioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No options have been granted to controlling shareholders of the Company or their associates.

6.2 Performance shares

Following a review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. The Share Plan 2003 only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of awards. The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted in the financial years ended 31 March 2005 and 31 March 2004 is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2005, awards comprising an aggregate of 38,548,775 shares have been granted under the Share Plan 2003 and awards comprising an aggregate of 33,521,877 shares have been granted under the Share Plan 2004.

DIRECTORS' REPORT
For the financial year ended 31 March 2005

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 2004 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.6.03	31,899	-	328 [(1)]	2,217	29,354
25.2.04	-	37	-	-	37
26.5.04	-	29,754	6 [(2)]	1,340	28,408
1.9.04	-	466	-	-	466
26.11.04	-	50	-	-	50
	31,899	30,307	334	3,557	58,315
For executive director (Lee Hsien Yang)					
25.6.03	703	-	-	-	703
26.5.04	-	750	-	-	750
	703	750	-	-	1,453
	32,602	**31,057**	**334**	**3,557**	**59,768**
Performance shares (Senior Management Awards)					
For senior management					
25.6.03	3,593	-	294 [(1)]	410	2,889
26.5.04	-	1,752	-	69	1,683
	3,593	1,752	294	479	4,572
For executive director (Lee Hsien Yang)					
25.6.03	703	-	-	-	703
26.5.04	-	750	-	-	750
	703	750	-	-	1,453
	4,296	**2,502**	**294**	**479**	**6,025**
Total	**36,898**	**33,559**	**628**	**4,036**	**65,793** [(3)]

Notes:

(1) During the financial year, awards in respect of an aggregate of 621,725 shares granted under Share Plan 2003 were vested. The awards were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003.

(2) During the financial year, awards in respect of an aggregate of 5,572 shares granted under Share Plan 2004 were vested. The awards were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

(3) Of the 65,793,259 shares not vested as at 31 March 2005, 33,686,406 shares relate to awards granted under the Share Plan 2003 and 32,106,853 shares relate to awards granted under the Share Plan 2004.

As at 31 March 2005, no participant has been granted options under the Share Option Scheme and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents 5% or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004 and the Share Option Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

DIRECTORS' REPORT
For the financial year ended 31 March 2005

7. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman)
Graham John Bradley
Heng Swee Keat

Jackson Peter Tai, who served during the financial year, resigned with effect from the conclusion of the Annual General Meeting held on 29 July 2004 following a review of the composition of the board committees.

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, Chapter 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls.

The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2005 as well as the auditors' report thereon.

In addition, the Committee had, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, sought appropriate approval for interested person transactions.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

8. AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore

4 May 2005

STATEMENT OF DIRECTORS
For the financial year ended 31 March 2005

In the opinion of the directors,

(a) the financial statements of the Group and Company as set out on pages 12 to 105 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 March 2005 and of the results of the business, changes in equity of the Group and Company and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Chumpol NaLamlieng
Chairman

Lee Hsien Yang
Director

Singapore

4 May 2005

AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2005

We have audited the accompanying financial statements of Singapore Telecommunications Limited set out on pages 12 to 105 for the financial year ended 31 March 2005, comprising the income statement, balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005, and results and the changes in equity of the Company and of the Group for the financial year ended on that date, and of the cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore

4 May 2005

INCOME STATEMENTS

For the financial year ended 31 March 2005

	Notes	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Operating revenue	3	12,617.0	11,994.7	2,263.0	2,358.8
Operating expenses	4	(8,010.7)	(7,768.3)	(984.1)	(1,100.1)
Other income	5	55.5	61.7	68.7	71.0
Operational EBITDA		**4,661.8**	**4,288.1**	**1,347.6**	**1,329.7**
Compensation from IDA		337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies		-	(565.7)	-	-
Depreciation and other amortisation	6	(1,975.0)	(1,875.2)	(409.8)	(391.5)
		3,023.8	**2,184.2**	**1,274.8**	**1,275.2**
Exceptional items	7	(184.6)	2,540.7	99.0	1,995.7
Profit on operating activities		**2,839.2**	**4,724.9**	**1,373.8**	**3,270.9**
Associated and joint venture companies					
- share of ordinary results	8	1,252.2	1,444.3	-	-
- share of exceptional items	8	8.0	(324.5)	-	-
- amortisation of goodwill	8	-	(89.7)	-	-
		1,260.2	1,030.1	-	-
Profit before interest and tax		**4,099.4**	**5,755.0**	**1,373.8**	**3,270.9**
Interest and investment income	9	89.8	311.2	329.4	217.1
Interest on borrowings	10	(488.5)	(476.4)	(241.5)	(224.7)
Profit before tax		**3,700.7**	**5,589.8**	**1,461.7**	**3,263.3**
Tax expense	11	(432.1)	(972.9)	(201.4)	(126.7)
Profit after tax		**3,268.6**	**4,616.9**	**1,260.3**	**3,136.6**
Minority interests		(0.2)	(132.1)	-	-
Profit attributable to shareholders		**3,268.4**	**4,484.8**	**1,260.3**	**3,136.6**
Underlying net profit (1)	12	**3,059.9**	**2,517.2**		
EBITDA	13	**6,259.0**	**5,744.9**		
Earnings per share attributable to shareholders of the Company					
- basic (cents)	14	19.01	25.15		
- underlying (cents)	14	17.80	14.12		
- diluted (cents)	14	18.94	25.13		

Note:
(1) Underlying net profit is defined as profit after tax attributable to shareholders of the Company before goodwill, exceptional items, Belgacom's net contribution and exchange difference on loan to Optus, net of hedging.

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

BALANCE SHEETS
As at 31 March 2005

	Notes	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
Current assets					
Cash and cash equivalents	16	3,302.9	3,161.9	1,290.5	1,852.9
Short term investments	17	939.9	460.7	5.0	5.0
Trade and other debtors	18	1,984.3	4,266.4	875.6	2,837.4
Inventories	19	189.4	169.2	5.5	7.0
		6,416.5	8,058.2	2,176.6	4,702.3
Non-current assets					
Property, plant and equipment (net)	20	11,663.5	12,137.9	2,402.2	2,796.8
Goodwill on consolidation	21	9,514.6	9,736.2	-	-
Intangibles	22	597.7	592.9	4.0	4.3
Subsidiary companies	23	-	-	18,802.4	18,830.9
Associated companies	24	4,285.5	4,716.8	30.4	36.6
Joint venture companies	25	1,190.5	314.3	133.1	158.3
Long term investments	26	39.0	109.8	22.1	51.6
Deferred tax assets	11	1,222.8	893.8	-	-
Other non-current assets	27	403.2	297.3	301.9	251.0
		28,916.8	28,799.0	21,696.1	22,129.5
Total assets		**35,333.3**	**36,857.2**	**23,872.7**	**26,831.8**
Current liabilities					
Trade and other creditors	28	3,455.7	3,418.7	1,171.5	1,240.5
Provisions	29	17.6	18.2	-	-
Dividends payable to minority shareholders		-	173.3	-	-
Due to subsidiary companies	23	-	-	298.1	311.5
Borrowings (unsecured)	30	963.2	83.4	1,000.0	-
Borrowings (secured)	31	1,163.8	1,069.1	-	-
Provision for current tax	11	376.2	521.4	253.7	236.8
		5,976.5	5,284.1	2,723.3	1,788.8
Non-current liabilities					
Borrowings (unsecured)	30	7,338.9	8,631.1	5,259.5	6,279.3
Borrowings (secured)	31	70.5	108.8	-	-
Deferred income tax	11	424.8	479.6	323.3	375.9
Deferred income	32	374.3	737.2	347.1	685.2
Advance billings		1,035.8	1,128.6	-	-
Other non-current liabilities	33	829.8	686.2	438.1	369.6
		10,074.1	11,771.5	6,368.0	7,710.0
Total liabilities		**16,050.6**	**17,055.6**	**9,091.3**	**9,498.8**
Net assets		**19,282.7**	**19,801.6**	**14,781.4**	**17,333.0**
Share capital and reserves					
Share capital	34	2,496.2	2,677.3	2,496.2	2,677.3
Reserves		16,775.0	17,074.9	12,285.2	14,655.7
Interest of shareholders of the Company		**19,271.2**	**19,752.2**	**14,781.4**	**17,333.0**
Minority interests	37	11.5	49.4	-	-
		19,282.7	**19,801.6**	**14,781.4**	**17,333.0**

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2005

Group - 2005	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 April 2004		2,677.3	4,882.3	9.2	-	725.2	12,661.4	(1,203.2)	19,752.2
Currency translation differences	36	-	-	-	-	56.6	-	-	56.6
Share of associated and joint venture companies' reserve movements		-	-	-	-	-	-	1.1	1.1
Goodwill released on dilution/ disposal of associated and joint venture companies		-	-	-	-	-	(0.4)	0.4	-
Net gains/(losses) not recognised in the consolidated income statement		-	-	-	-	56.6	(0.4)	1.5	57.7
Net profit for the year		-	-	-	-	-	3,268.4	-	3,268.4
Total recognised gains for the year		-	-	-	-	56.6	3,268.0	1.5	3,326.1
Equity-settled performance shares (net of tax)		-	-	-	26.9	-	-	-	26.9
Performance shares purchased by Trust [1] (net of performance shares vested/cancelled)		-	-	-	(19.9)	-	-	-	(19.9)
Payment to employees in performance shares		-	-	-	(1.4)	-	-	-	(1.4)
Transfer to liability upon modification		-	-	-	(2.4)	-	-	-	(2.4)
Final dividends for 2003/2004	35	-	-	-	-	-	(915.2)	-	(915.2)
Cancellation of shares	34	(191.3)	(2,818.7)	-	-	-	-	-	(3,010.0)
Issue of new shares	34	10.2	104.7	-	-	-	-	-	114.9
Balance as at 31 March 2005		**2,496.2**	**2,168.3**	**9.2**	**3.2**	**781.8**	**15,014.2**	**(1,201.7)**	**19,271.2**

Note:

(1) Dexia Trust Services Singapore Limited (the "Trust") is the trustee of a trust established to administer the performance share schemes.

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2005

Group - 2004	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Other reserves S$ Mil	Total S$ Mil
Balance as at 1 April 2003		2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	36	-	-	-	514.9	-	-	514.9
Goodwill released on disposal of associated companies		-	-	-	-	(805.5)	805.5	-
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets		-	-	-	-	-	10.4	10.4
Net gains/(losses) not recognised in the consolidated income statement		-	-	-	514.9	(805.5)	815.9	525.3
Net profit for the year		-	-	-	-	4,484.8	-	4,484.8
Total recognised gains for the year		-	-	-	514.9	3,679.3	815.9	5,010.1
Final dividends for 2002/2003	35	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	34	3.4	33.5	-	-	-	-	36.9
Balance as at 31 March 2004		**2,677.3**	**4,882.3**	**9.2**	**725.2**	**12,661.4**	**(1,203.2)**	**19,752.2**

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 March 2005

Company - 2005	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 April 2004		2,677.3	4,882.3	9.2	-	(1.3)	9,765.5	17,333.0
Total recognised gains for the year - net profit		-	-	-	-	-	1,260.3	1,260.3
Equity-settled performance shares		-	-	-	12.4	-	-	12.4
Transfer to liability upon modification		-	-	-	(1.6)	-	-	(1.6)
Contribution to trust		-	-	-	(12.2)	-	-	(12.2)
Final dividends for 2003/2004	35	-	-	-	-	-	(915.4)	(915.4)
Cancellation of shares	34	(191.3)	(2,818.7)	-	-	-	-	(3,010.0)
Issue of new shares	34	10.2	104.7	-	-	-	-	114.9
Balance as at 31 March 2005		**2,496.2**	**2,168.3**	**9.2**	**(1.4)**	**(1.3)**	**10,110.4**	**14,781.4**

Company - 2004	Notes	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Currency translation reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 April 2003		2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences		-	-	-	1.4	-	1.4
Net gain not recognised in the income statement		-	-	-	1.4	-	1.4
Net profit for the year		-	-	-	-	3,136.6	3,136.6
Total recognised gains for the year		-	-	-	1.4	3,136.6	3,138.0
Final dividends for 2002/2003	35	-	-	-	-	(764.8)	(764.8)
Issue of new shares	34	3.4	33.5	-	-	-	36.9
Balance as at 31 March 2004		**2,677.3**	**4,882.3**	**9.2**	**(1.3)**	**9,765.5**	**17,333.0**

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2005

	2005 S$ Mil	2004 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	3,700.7	5,589.8
Adjustments for:		
Amortisation - others	11.9	28.7
Amortisation of goodwill	-	655.4
Depreciation of property, plant and equipment	1,963.1	1,846.5
Exceptional items	184.6	(2,540.7)
IDA compensation	(337.0)	(337.0)
Interest and investment income	(89.8)	(311.2)
Interest on borrowings	488.5	476.4
Net loss on disposal of property, plant and equipment	6.1	6.7
Property, plant and equipment written off	0.1	0.2
Share of results of associated and joint venture companies	(1,260.2)	(1,119.8)
Other non-cash items	28.8	6.8
	996.1	(1,288.0)
Operating cash flow before working capital changes	4,696.8	4,301.8
Changes in operating assets and liabilities		
Trade and other debtors	(111.8)	163.1
Trade and other creditors	(73.7)	(188.2)
Inventories	(24.9)	11.2
Provisions	(0.6)	(0.3)
Currency translation adjustments of subsidiary companies	(3.7)	45.0
Cash generated from operations	4,482.1	4,332.6
Dividends received from associated and joint venture companies	354.7	480.0
Dividends received from Singapore Post Limited *(see note 1)*	-	200.0
Income tax paid	(347.2)	(417.9)
Net cash inflow from operating activities	4,489.6	4,594.7
Cash Flows from Investing Activities		
Dividends received from other investments	7.4	11.9
Interest received	54.3	39.4
Payment for purchase of subsidiary companies, net of cash received *(see note 2)*	(322.4)	(6.1)
Proceeds from divestment of subsidiary company, net of cash disposed *(see note 3)*	-	350.5
Proceeds from sale of Yellow Pages directory assets and businesses *(see note 4)*	-	222.8
Adjustment to proceeds from disposal of subsidiary company - Dingo Blue settlement	-	(26.6)
Investment in associated and joint venture companies	(211.8)	(354.0)
Long term loans to associated and joint venture companies	(0.4)	(2.5)
Long term loans repaid by associated and joint venture companies	23.9	7.5
Proceeds from liquidation/sale of associated and joint venture companies (net of withholding tax paid)	2,465.3	296.7
Investment in long term investments	(2.3)	(1.4)
Proceeds from sale of long term investments	153.1	287.4
Net purchase of short term investments	(473.7)	(331.8)
Payment for purchase of property, plant and equipment	(1,428.1)	(1,300.2)
Proceeds from sale of property, plant and equipment	318.4	40.7
Recovery of long term investment previously written off	2.3	-
Purchase of intangibles	(7.4)	(9.6)
Net cash inflow/(outflow) from investing activities	578.6	(775.3)

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2005

	Note	2005 S$ Mil	2004 S$ Mil
Cash Flows from Financing Activities			
Proceeds from term loans		2,143.0	3,263.5
Repayment of term loans		(2,524.6)	(3,307.0)
Proceeds from bond issue		-	300.0
Proceeds from other loans		-	5.7
Bonds repurchased		-	(485.0)
Premium paid on bonds repurchased		-	(16.5)
Finance lease payments		(55.0)	(139.8)
Net interest paid on borrowings and swaps		(431.7)	(466.9)
Loan from minority shareholder repaid		(37.3)	(32.8)
Capital repayment to minority shareholder		(19.9)	-
Dividends paid to minority shareholder		(172.0)	(0.2)
Dividends paid to shareholders		(915.2)	(764.8)
Payment for cancellation of shares on capital reduction		(3,010.0)	-
Proceeds from issue of shares		114.9	36.9
Purchase of performance shares by Trust		(20.3)	-
Payment to employee in performance shares		(1.0)	-
Net cash outflow from financing activities		(4,929.1)	(1,606.9)
Net change in cash and cash equivalents		139.1	2,212.5
Exchange effects on cash and cash equivalents		1.9	-
Cash and cash equivalents at beginning of year		3,161.9	949.4
Cash and cash equivalents at end of year	16	**3,302.9**	**3,161.9**

The accompanying notes on pages 21 to 105 form an integral part of these financial statements.

Auditors' report – page 11

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

For the financial year ended 31 March 2005

Notes:

(1) Dividends received from Singapore Post Limited ("SingPost")

This represents the special dividend that was declared prior to 31 March 2003, when SingPost was a wholly owned subsidiary company of the Company.

(2) Acquisition of subsidiary companies

SingTel Optus Pty Limited ("Optus") acquired 100% equity interest in Uecomm Limited ("Uecomm") and its subsidiary companies ("Uecomm Group") on 8 July 2004 and Reef Networks Pty Ltd ("Reef") on 30 March 2005. Fair values of identifiable net assets of the subsidiary companies acquired were:

	Uecomm Group S$ Mil	Reef S$ Mil	Total S$ Mil
Property, plant and equipment	195.4	82.6	278.0
Non-current assets (excluding property, plant and equipment)	24.2	1.6	25.8
Cash	5.1	5.0	10.1
Current assets (excluding cash)	15.7	6.9	22.6
Current liabilities	(29.6)	(14.5)	(44.1)
Non-current liabilities	(7.8)	(78.8)	(86.6)
Fair value of net assets acquired	203.0	2.8	205.8
Goodwill	79.3	48.1	127.4
Total cash consideration	282.3	50.9	333.2
Less: consideration unpaid at balance sheet date	-	(0.7)	(0.7)
Less: cash and cash equivalents in subsidiary companies acquired	(5.1)	(5.0)	(10.1)
Net cash outflow on acquisition	277.2	45.2	322.4

Uecomm Group and Reef contributed S$4.7 million and nil respectively to the net profit of the Group for the current financial year.

In the previous financial year, NCS Pte. Ltd., a wholly owned subsidiary company, paid an additional S$6.1 million as purchase consideration adjustment for the acquisition of 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies, in accordance with the terms and conditions in the sale and purchase agreement.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the financial year ended 31 March 2005

(3) Divestment of subsidiary company

Fair values of identifiable net assets of SingPost divested in the previous financial year (as at 1 April 2003 adjusted for bond issue of S$300 million on 11 April 2003) were:

	S$ Mil
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	546.9
Gross proceeds	762.8
Less: cash and cash equivalents in subsidiary companies divested	(412.3)
Net cash inflow on divestment	**350.5**

(4) Proceeds from sale of Yellow Pages directory assets and businesses

The fair values of identifiable net assets of Yellow Pages directory assets and business sold in the previous financial year were:

	S$ Mil
Property, plant and equipment	33.6
Non-current assets (excluding property, plant and equipment)	2.8
Current assets	37.2
Current liabilities	(11.0)
Net assets divested	62.6
Gain on sale	160.2
Net cash inflow on sale	**222.8**

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company, Singapore Telecommunications Limited ("SingTel"), is domiciled and incorporated in Singapore and is listed on the Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited. The address of its registered office is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding. The principal activities of the subsidiary companies are disclosed in Note 45.

Under a licence granted by the Infocomm Development Authority of Singapore ("IDA"), the Group had the exclusive right to provide fixed line national and international telecommunications services through 31 March 2000 and public cellular mobile telephone services and public radio paging services through 31 March 1997 (with limited exceptions) in Singapore. From the expiry of the exclusive right, the Group's licence for these services continues on a non-exclusive basis to 31 March 2017. In addition, the Group is licensed to offer internet services and had obtained frequency spectrum and licence rights from the IDA to offer 3G mobile communication systems and services.

In Australia, Optus was granted telecommunication licences under the Telecommunications Act 1991. Pursuant to the Telecommunications (Transitional Provisions and Consequential Amendments) Act 1997, the licences continued to have effect after the deregulation of telecommunications in Australia in 1997. The licences do not have a finite term, but are of continuing operation until cancelled under the Telecommunications Act 1997.

The financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2005 have been approved for issue in accordance with a directors' resolution dated 4 May 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") under the historical cost convention.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The accounting policies have been consistently applied by the Group, and except for the changes in accounting policies discussed more fully in Note 2.2, are consistent with those used in the previous financial year.

The financial statements of the Group and the Company are presented in Singapore Dollars, which is the measurement currency of the Company.

2.2 Early adoption of new and revised financial reporting standards

The Group early adopted the following new and revised FRS with effect from the financial year beginning 1 April 2004:

FRS 102	Share-based Payment
FRS 103	Business Combinations
Revised FRS 36	Impairment of Assets
Revised FRS 38	Intangible Assets
Revised Interpretation FRS 12	Consolidation – Special Purpose Entities

FRS 102

Under the Share Plan 2003 and the Share Plan 2004, participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain pre-determined corporate performance targets are met within a prescribed performance period and the participants are still employed by the Group.

The adoption of FRS 102 had resulted in a change in the accounting policy for share-based payments. Until 31 March 2004, the Group's performance share expense was calculated based on the cost of shares purchased, and for shares yet to be purchased, at the market price at each balance sheet date, and the expense was then amortised and recognised in the income statements on a straight line basis over the vesting period.

Under FRS 102, the performance share plans are accounted either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statements on a straight line basis over the vesting period. At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statements, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The reduction in staff costs of S$12.5 million and S$6.4 million for the Group and Company respectively arising from the early adoption of FRS 102 had been recorded in the income statements for the financial year ended 31 March 2005.

FRS 103, Revised FRS 36, Revised FRS 38

The adoption of FRS 103 requires simultaneous adoption of revised FRS 36 and FRS 38 and had resulted in a change in the accounting policy for goodwill. Under these standards, goodwill on acquisitions carried on the consolidated balance sheet can no longer be amortised to the consolidated income statement. Instead, such goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired (see Note 2.10.1).

The standards are applied on a prospective basis effective from 1 April 2004 and accordingly do not affect the Group's financial statements for the previous financial year ended 31 March 2004.

2.3 Revenue recognition

2.3.1 Revenue comprises the invoiced value for the sale of goods and services rendered, net of goods and services tax, rebates and discounts. It takes into account the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunication companies in respect of traffic exchanged.

2.3.2 For phone cards and prepaid cards which have been sold, provisions for unearned revenue are made for services which have not been rendered as at the balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

2.3.3 Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects, using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

2.3.4 Revenue from the sale of equipment is recognised upon the transfer of significant risk and rewards of ownership of the goods to the customer which generally coincides with delivery and acceptance of the goods sold.

2.3.5 Dividend income is recorded gross in the income statements in the accounting period in which the right to receive payment is established.

2.3.6 Interest income is recognised on a time proportion basis, taking into account the effective yield on the asset.

2.3.7 Rental income from operating leases is recognised in the income statements on a straight-line basis over the term of the lease.

2.4 Employee benefits

2.4.1 Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities, and will have no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The Group's contributions to the defined contribution plans are recognised in the income statements as expense in the financial year to which they relate.

2.4.2 Employee leave entitlements

Employees' entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

2.4.3 Equity compensation benefits

FRS 102, *Share-based Payment*, is applicable to shares, share options or other equity instruments that were granted after 22 November 2002 and not yet vested as at 1 April 2004, the effective date the Group adopted this FRS.

In 2003, SingTel's share option schemes were suspended with the implementation of the performance share plans. As the share options were granted before 22 November 2002, FRS 102 is not applicable. No compensation expense is recognised for the outstanding share options under the share option schemes. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at par value of the shares issued) and share premium accounts.

The accounting policy for performance shares is stated in Note 2.2.

2.5 Leases

2.5.1 When a group company is the lessee

Leases of assets in which the Group assumes substantially all the risks and rewards of ownership of the leased item are classified as finance leases. Finance leases are capitalised at amounts equal, at the inception of the lease, to the fair value of the leased item or if lower, at the present value of the future minimum lease payments. Lease payments are apportioned between finance charges and reduction of lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. Finance charges are charged directly to the income statements. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised as expenses in the income statements on a straight-line basis over the period of the lease.

Gains on sale and leaseback transactions resulting in finance leases are deferred and amortised over the lease term on a straight-line basis, while losses are recognised immediately. Gains and losses on sale and leaseback transactions resulting in operating leases are recognised immediately.

2.5.2 Where a group company is the lessor

Where assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the lease term using the net investment method, which reflects a constant periodic rate of return.

Indefeasible right of use

The Group had entered into certain indefeasible right of use ("IRU") agreements. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as leases or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreements that transfer substantially all the risks and rewards of ownership to the lessee, and provide for transfer of ownership of the asset to the lessee by the end of the lease term at a nominal price, are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales-type contracts are accordingly recognised as cost of goods sold.

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Amounts received or contractually receivable from lessees in excess of revenue recognised are recorded as advance billings in the balance sheets. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

2.5.3 Capacity swaps

The Group may exchange capacity with other capacity or service providers. When the assets or services exchanged are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The exchange is regarded as a transaction which generates revenue if the assets or services exchanged are dissimilar, fair value can be determined within reasonable limits and where the exchange process is considered complete. All of the factors must be met in order to recognise the revenue which is measured at the fair value of the assets or services received, adjusted by the amount of any cash or cash equivalents transferred.

2.6 Borrowing costs

2.6.1 Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and finance lease charges. Borrowing costs are generally expensed as incurred, except to the extent that they are capitalised if they are directly attributable to the acquisition, construction, or production of a qualifying asset.

2.6.2 Interest rate swap contracts

Interest rate swap contracts are used to hedge the Group's exposure to interest rate risks. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly half yearly), the difference between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts. This difference is taken to the income statements on an accrual basis. The notional principal amounts of the interest rate swap contracts are recorded as off-balance sheet items. The fair values of the interest rate swap contracts are not recognised in the financial statements.

2.7 Exceptional items

Exceptional items refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial year.

2.8 Government grants

Government grants relating to assets are included in other creditors and recognised in the income statements on a straight-line basis over the expected lives of the related assets. Government grants relating to operating expenditure are deferred and recognised in the income statements over the periods necessary to match them with the costs they are intended to compensate.

2.9 Principles of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary companies. Subsidiary companies, associated and joint venture companies acquired or disposed of during the financial year are included in the consolidated financial statements from the date of acquisition and excluded from the date of sale respectively.

The accounting policy for subsidiary, associated and joint venture companies in the Company's financial statements is stated in Note 2.16.

2.9.1 Subsidiary companies

Subsidiary companies are entities over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

Acquisitions of subsidiary companies are accounted for using the purchase method of accounting. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to subsidiary companies' financial statements to ensure consistency of accounting policies with those of the Group.

Any losses in excess of the interest in the equity of the subsidiary company attributable to the minority shareholders are charged to the Group except to that extent that the minority shareholders are able and have a binding obligation to make good the losses.

2.9.2 Associated companies

Associated companies are entities over which the Group has significant influence, but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting.

Equity accounting involves recording the investment in associated companies initially at cost, and recognising the Group's share of the post-acquisition results of associated companies in the consolidated income statement, and the Group's share of post-acquisition reserve movements in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments.

The results of associated companies are taken from the most recent financial statements of the associated companies concerned, made up to dates not more than three months prior to the end of the financial year of the Group. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of the associated companies to ensure consistency with those of the Group.

The Group's investment in associated companies is stated in the consolidated balance sheet at an amount that reflects its share of net assets of the associated companies and includes goodwill on acquisition identified on acquisitions completed on or after 1 April 2001, net of accumulated impairment losses. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including loans that are in fact extensions of the Group's investment, the Group does not recognise further losses, unless it has incurred obligations or guaranteed obligations in respect of the associated company.

2.9.3 Joint venture companies

Joint venture companies are entities over which the Group has contractual arrangements to jointly share the control with one or more parties, and none of the parties involved have unilateral control over the entities' economic activities.

The Group's interest in joint venture companies are accounted for using the equity method of accounting as set out in Note 2.9.2.

The Group's interest in unincorporated joint ventures are accounted for by including its interest in the assets employed in, liability incurred by, liabilities for which it is jointly and severally liable, and the revenue derived from, and expenses incurred in relation to, the joint ventures, in the consolidated balance sheet and consolidated income statement respectively.

2.9.4 Special purpose entity

Dexia Trust Services Singapore Limited (the "Trust") is the trustee of a trust established to administer the performance share schemes. The Trust acquires shares in the Company from the open market for delivery to participants upon vesting of the awards (see Note 2.2).

The Trust had been consolidated in the Group's financial statements under the revised Interpretation of FRS ("INT FRS") 12, *Consolidation – Special Purpose Entities*, even though it is not legally owned by the Group.

2.9.5 Transaction costs

External costs directly attributable to an acquisition are included as part of the cost of acquisition.

2.10 Intangible assets

2.10.1 Goodwill

The excess of the cost of an acquisition of subsidiary, associated or joint venture company over the fair value of the Group's share of their identifiable net assets, including contingent liabilities, at the date of acquisition is recorded as goodwill.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring entity and are recorded at the exchange rate at the date of the acquisition.

<u>Acquisitions completed prior to 1 April 2001</u>

Goodwill for acquisitions completed prior to 1 April 2001 had been adjusted in full against shareholders' equity. Such goodwill has not been retrospectively capitalised and amortised.

<u>Acquisitions completed on or after 1 April 2001</u>

Prior to 1 April 2004, goodwill for acquisitions completed on or after 1 April 2001 was capitalised and amortised on a straight line basis in the consolidated income statement over its estimated useful life of up to 20 financial years. In addition, goodwill was assessed for indications of impairment at each balance sheet date.

Since 1 April 2004, goodwill is no longer amortised but is tested annually for impairment or whenever there is indication of impairment (refer to Note 2.2). The accumulated amortisation for goodwill as at 1 April 2004 had been eliminated with a corresponding decrease in the cost of goodwill.

Goodwill on acquisition of subsidiary companies is shown on the face of the consolidated balance sheet. Goodwill on acquisition of associated and joint venture companies are recorded as part of the carrying value of the related investments.

If an entity is subsequently sold, the carrying amount of capitalised goodwill relating to the entity sold, but not the goodwill previously written off to shareholders' equity, is taken to the consolidated income statements as part of the gain or loss on sale.

2.10.2 Negative Goodwill

If the cost of acquisition is less than the fair value of the net assets of the subsidiary, associated or joint venture company acquired, the difference is recognised directly in the consolidated income statement.

2.10.3 Computer software cost

Computer software costs are capitalised and recognised as assets and included in property, plant and equipment when it is probable that the costs will generate economic benefits beyond one year and the costs are associated with identifiable software products controlled by the Group.

2.10.4 Spectrum and other licences

Expenditure on spectrum and other licences is capitalised and amortised from the date of the launch of the related services using the straight-line method over their useful lives of 12 to 22 years. Where the services for which the licence is granted have yet to commence, no amortisation is made. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses.

2.10.5 Customer acquisition costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

2.10.6 Pre-incorporation expenses

Pre-incorporation expenses are expensed as incurred.

2.11 Foreign currencies

2.11.1 Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the date of transactions. Foreign currency monetary assets and liabilities are translated into the measurement currency at the rates of exchange prevailing at the balance sheet date or at contracted rates where they are covered by forward foreign exchange contracts. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, except for hedge transactions described in Note 2.11.3, are taken to the income statements.

2.11.2 Translation of foreign entities' financial statements

The assets and liabilities of foreign entities are translated into Singapore Dollars at exchange rates ruling at balance sheet date. Income and expenses are translated using either the average monthly exchange rates for the financial year or yearly exchange rates, which approximate the exchange rates at the dates of the transactions. All resultant exchange differences are taken directly to currency translation reserve in shareholders' equity. On disposal, the accumulated exchange differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

2.11.3 Foreign currency hedges

Exchange differences arising from translating foreign currencies purchased to hedge against specific capital or operating expenditure commitments at balance sheet date are deferred. They are subsequently included in the measurement of the related capital or operating expenditure transactions.

The nominal principal amounts of forward foreign exchange contracts and cross currency swaps are recorded as off-balance sheet items. Exchange differences arising from translating forward foreign exchange contracts and cross currency swaps entered into hedges for foreign currency denominated assets and liabilities are accounted for in a manner consistent with the hedged item.

2.12 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits net of bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

2.13 Trade and other debtors

Trade debtors are carried at original invoiced amounts less allowance for doubtful receivables on any uncollectible amounts. Bad debts are written off when identified.

2.14 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Work-in-progress (information technology services) is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, manpower and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability) as applicable.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed.

2.15 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

	No. of years
Buildings	5 - 40
Transmission plant and equipment	5 - 25
Switching equipment	3 - 10
Other fixed assets	3 - 15

Other fixed assets consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal installments over its remaining useful lease period.

Repairs and maintenance costs are taken to the income statements during the financial year in which they are incurred. The cost of major renovations and restorations is included in the carrying amount of an asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group, and depreciated over the remaining useful life of the asset.

The useful life and depreciation method are reviewed annually to ensure that they continue to be appropriate.

2.16 Investments

In the Company's balance sheet, investments in subsidiary, associated and joint venture companies are stated at cost less impairment losses. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down to its recoverable amount.

Quoted and unquoted investments that are intended to be held for the long term are stated in the financial statements at cost and an impairment loss is recognised when there is a decline other than temporary in the value of an investment, determined on an individual investment basis.

Quoted and unquoted investments held as current assets are stated at the lower of cost and market value on a portfolio basis. Increase or decrease in the carrying amount of the investments is taken to the income statements. Cost is determined using the weighted average method. Market value is calculated by reference to stock exchange quoted selling prices or quotes from independent financial institutions at the close of business on the balance sheet date.

2.17 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiary, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets.

Current and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2.18 Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. These intangible assets and all assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.19 Borrowings

2.19.1 Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. The difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statements over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.19.2 Redeemable preference shares

Preference shares which are mandatorily redeemable on a specific date are classified as liabilities. The dividends on these preference shares are taken to the income statement as interest expense.

2.20 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognised for future operating losses.

Provision for liquidated damages in respect of information technology contracts are made based on management's best estimate of the anticipated liability.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

2.21 Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity.

The cost of shares cancelled under the capital reduction exercise carried out under Section 73 of the Singapore Companies Act is adjusted against share capital (at par value of the shares cancelled) and share premium accounts.

The cost of shares repurchased by the Company under Section 76G of the Singapore Companies Act is adjusted against retained earnings in equity. On cancellation of the shares, an amount equal to the nominal value of the shares purchased is transferred and credited to capital redemption reserve.

The consideration paid, including any directly attributable incremental costs, by the Trust to acquire the shares of the Company is deducted from shareholders' equity until the shares are issued to the eligible employees of the Group.

2.22 Dividends

Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders.

2.23 Segment reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments. Business segments provide products and services that are subject to risks and returns that are different from those of other business segments.

2.24 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

3. OPERATING REVENUE

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Mobile communications	4,944.7	4,531.7	-	-
National telephone	2,574.1	2,534.0	533.4	576.1
Data and internet	2,379.9	2,056.0	1,030.8	974.1
International telephone	959.8	1,065.8	595.3	697.2
Information technology and engineering	762.4	643.2	-	-
Sale of equipment	671.4	503.8	1.1	1.7
Cable television	165.7	175.5	-	-
C1 defence contract	-	291.3	-	-
Others	159.0	193.4	102.4	109.7
	12,617.0	11,994.7	2,263.0	2,358.8

4. OPERATING EXPENSES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Traffic expenses	2,329.3	2,203.6	405.8	483.0
Selling and administrative costs	2,333.5	2,253.0	274.2	298.7
Staff costs	1,546.7	1,505.2	286.4	292.3
Cost of sales	1,563.0	1,573.3	18.0	23.2
Repair and maintenance	287.8	281.4	69.3	66.4
Recoveries	(49.6)	(48.2)	(69.6)	(63.5)
	8,010.7	7,768.3	984.1	1,100.1

4.1 Staff costs

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Staff costs included the following:				
Contributions to defined contribution plans	136.3	129.9	33.5	36.4
Performance share expense				
- equity-settled arrangements	6.1	21.1	3.5	10.5
- cash-settled arrangements	3.4	-	1.2	-
Termination benefits	5.2	4.9	5.0	3.3
Recoveries from entities of the Group	-	-	(38.8)	(39.0)

	Group		Company	
	2005	2004	2005	2004
Number of staff employed at 31 March	19,155	19,081	5,399	5,662

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

4.2 Share-based payments

4.2.1 Share options

The Share Option Scheme was suspended in 2003 following a review of the remuneration policy across the Group. The existing share options granted continue to vest according to the terms and conditions of the share option schemes and the respective grants.

The share options have a validity period of ten years from date of grant, and were granted without performance hurdles ("Market Price Share Options") or with performance hurdles ("Performance Share Options").

Market Price Share Options are granted based on the performance of the Group and individual. These share options vest over three years from the date of the grant and are exercisable after the first anniversary of the date of the grant and expiring on the tenth anniversary of the date of the grant.

Performance Share Options are conditional grants where vesting is conditional on performance targets set based on medium-term corporate objectives. At the end of the performance period, currently prescribed to be a three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets.

	Number of share options [1]		Weighted average exercise price per share	
Group and Company	2005 ('000)	2004 ('000)	2005 S$	2004 S$
Outstanding at 1 April	215,056	260,517	1.79	1.77
Forfeited / Cancelled	(7,954)	(19,720)	1.80	1.78
Exercised	(68,335)	(22,727)	1.68	1.63
Expired	-	(3,014)	-	2.05
Outstanding and exercisable at 31 March	138,767	215,056	1.84	1.79

Group and Company	2005 ('000)	2004 ('000)
The outstanding share options have the following exercise prices:		
A$3.70 for 1.66 SingTel shares [2]	6,495	6,961
S$2.50 to S$3.03	8,255	8,724
S$2.00 to S$2.49	23,867	30,304
S$1.50 to S$1.99	90,124	158,107
S$1.36 to S$1.49	10,026	10,960
	138,767	215,056
Weighted average remaining contractual life	6.3 years	7.4 years

Notes:
(1) The figures in the above table included the number of unissued SingTel shares under the Optus Executive Option Plan based on a ratio of 1.66 SingTel shares per share option.
(2) The figure represents the number of unissued SingTel shares based on a ratio of 1.66 SingTel shares per share option.

No compensation expense is recognised when the share options are issued (See Note 2.4.3).

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

4.2.2 Performance share plans

The Share Plan 2003 only allows the purchase and delivery of existing SingTel shares to employees upon the vesting of the awards. The Share Plan 2004 gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Two categories of awards – General Awards for all staff and Senior Management Awards for senior management staff - are made on an annual basis at the discretion of the Group. The grants are conditional on the achievement of targets set for a three-year performance period. The performance shares will only be released to the recipients at the end of qualifying performance period. The final number of performance shares will depend on the level of achievement of the targets over the three-year period. The General Awards shall be settled by delivery of SingTel shares, while the Senior Management Awards are to be settled by SingTel shares or cash, at the option of the recipient.

Additionally, early vesting of the performance shares can also occur under the special circumstances approved by the Compensation Committee such as retirement, redundancy, illness and death whilst in employment.

The performance share plans provide for the award of performance shares to selected employees of SingTel and its subsidiary companies. Though the performance shares are awarded by SingTel, the respective subsidiary companies that wish to provide incentives to their own employees to retain and encourage their continued service, bear all costs and expenses in any way arising out of, or connected with, the grant/vesting of the awards to their employees.

The fair value of the performance shares are estimated using Monte Carlo simulation methodology at the measurement dates, which are grant dates for equity-settled awards, and balance sheet date for cash-settled awards.

For the Senior Management Awards, vesting is estimated at 80% of grants for the purpose of accrual for the performance share expense until the achievement of the targets can be accurately ascertained.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Date Of Grant					Group And Company	Granted to employees of	
	Share Plan 2003		Share Plan 2004					
	25 June 2003	25 Feb 2004	26 May 2004	1 Sep 2004	26 Nov 2004		Company	Subsidiary Companies
General Award (equity-settled arrangement)								
Number of performance shares ('000)								
At later of grant date or 1 April 2004	32,602	37	30,504	466	50	63,659	29,732	33,927
Cancelled	(2,217)	-	(1,340)	-	-	(3,557)	(964)	(2,593)
Early vesting	(328)	-	(6)	-	-	(334)	(120)	(214)
Outstanding as at 31 March 2005	30,057	37	29,158	466	50	59,768	28,648	31,120
Fair value at grant date	S$0.67	S$0.67	S$1.15	S$1.29	S$1.29			
Assumptions under Monte-Carlo model								
Expected volatility								
SingTel	23.2%	23.2%	23.0%	23.3%	23.3%			
MSCI Asia Pacific Telecommunication Index	(--------Not applicable-----)		22.9%	23.0%	23.0%			
MSCI Asia Pacific Telecommunication Component Stocks								
Historical volatility period								
From	Jul 2001	Jul 2001	Jul 2001	Jul 2001	Jul 2001			
To	Jun 2003	Jun 2003	May 2004	Sep 2004	Sep 2004			
Risk free interest rates								
Yield of Singapore Government Securities on	25 Jun 2003	25 Jun 2003	26 May 2004	1 Sep 2004	1 Sep 2004			
Expected Dividend								
SingTel	(----------Management's forecast in line with dividend policy--------------)							
MSCI Asia Pacific Telecommunication Index	(-------Not applicable-------)		(---Historical weighted dividend yield---)					
MSCI Asia Pacific Telecommunication Component Stocks	(--------------Expected payout from analyst consensus-------------------)							

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Date of grant			Granted to employees of	
	Share Plan 2003 25 June 2003	Share Plan 2004 26 May 2004	Group And Company	Company	Subsidiary companies
Senior Management Award (cash-settled arrangement)					
Number of performance shares ('000)					
At later of grant date or 1 April 2004	4,296	2,502	6,798	4,739	2,059
Cancelled	(410)	(69)	(479)	(72)	(407)
Early vesting	(294)	-	(294)	(85)	(209)
Outstanding as at 31 March 2005	3,592	2,433	6,025	4,582	1,443
Fair value at balance sheet date	S$2.23	S$2.13			
Assumptions under Monte-Carlo Model					
Expected volatility					
SingTel	24.7%	24.7%			
MSCI Global Telecommunication Index	20.9%	NA			
MSCI Asia Pacific Telecommunication Component Stocks	Not applicable	*Historical volatility* from Jul 2001 to Mar 2005			
Risk free interest rates					
Yields of Singapore Government Securities on	31 Mar 2005	31 Mar 2005			

4.2.3 Performance-Based Deferred Bonus Scheme ("PBDBS")

During the financial year, discretionary PBDBS units were granted to selected overseas local hires. While these units have the same vesting criteria as the Share Plan 2004, the key difference is any payout will be in the form of cash instead of shares. These employees are encouraged to purchase and hold SingTel shares with the cash payout, in line with the objective of the performance share plans.

	Granted on 26 May 2004	Granted to employees of	
		Company	Subsidiary Companies
Performance-Based Deferred Bonus (cash-settled)			
Number of performance shares ('000)			
At grant date	550	261	289
Forfeited / Cancelled	(25)	-	(25)
Outstanding as at 31 March 2005	525	261	264

4.3 Special purpose entity

The assets held by the Trust as at 31 March 2005 were as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Cash at bank	*	-	*	-
Cost of acquisition of SingTel shares	19.9	-	11.9	-
	19.9	-	11.9	-

** denotes amount of less than S$50,000.*

Details of SingTel shares held by the Trust were as follows:

	Number of SingTel ordinary shares		Market value of SingTel shares	
	2005	2004	2005 S$ Mil	2004 S$ Mil
At end of the year				
Group	8,431,475	-	21.8	-
Company	5,054,145	-	13.0	-

Upon consolidation, the consideration paid to acquire SingTel shares, including any directly attributable incremental costs, had been deducted from shareholders' equity.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

4.4 Other operating expense items

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Operating expenses included the following:				
Directors' remuneration [1]	3.3	3.0	3.3	3.0
Key management's compensation [2]	16.8	14.8	8.2	8.0
Auditors' remuneration				
- PwC Singapore [3]	0.6	0.6	0.3	0.2
- PwC Australia	0.7	0.6	-	-
- other auditors [4]	0.3	0.2	-	-
Non-audit fees paid to				
- PwC Singapore [5]	0.5	0.8	0.3	0.3
- PwC Australia	0.9	1.0	-	-
- other auditors	0.1	0.1	-	-
Bad trade debts written off	0.1	0.4	-	-
Allowance for doubtful trade debts	116.3	126.5	35.6	23.5
Inventory written off	2.2	1.0	-	-
(Writeback of provision)/Provision for liquidated damages and warranties	(0.5)	2.4	-	-
Research and development expenses written off	1.4	0.5	0.1	0.1
Property rental expenses (for operating leases)	116.5	123.7	6.1	5.6

Notes:

(1) In addition, Lee Hsien Yang, the executive director, was awarded up to 1,500,000 (2004: 1,405,424) ordinary shares of S$0.15 each in SingTel pursuant to Share Plan 2004 (2004: Share Plan 2003), subject to certain performance criteria including other terms and conditions being met.

(2) The key management of the Group comprises members of SingTel's Management Committee; namely SingTel's executive director, Chief Operating Officer, Chief Financial Officer and Executive Vice Presidents, the Chief Executive Officer of NCS Pte Ltd, and the Chief Executive and Chief Financial Officer of Optus. The key management were also awarded 5,541,728 (2004: 8,828,924) ordinary shares of S$0.15 each in SingTel pursuant to Share Plan 2004 (2004: Share Plan 2003), subject to certain performance criteria including other terms and conditions being met.

(3) PricewaterhouseCoopers ("PwC") Singapore, auditors of the Company.

(4) Includes other PwC firms outside Singapore and Australia.

(5) The non-audit fees of the Group and Company for 2004 excluded S$0.2 million paid to PwC Singapore which had been recovered by the Company from third parties but had included underprovision in respect of 2003 of S$0.2 million and S$0.1 million for the Group and the Company respectively.

The Audit Committee had undertaken a review of the non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

5. OTHER INCOME

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Rental income	9.8	12.4	26.6	29.7
Bad trade debts recovered	8.5	6.0	-	-
Net loss on disposal of property, plant and equipment	(6.1)	(6.7)	(4.3)	(3.1)
Property, plant and equipment written off	(0.1)	(0.2)	-	-
Net exchange (loss)/gain - trade related	(0.8)	7.3	0.1	(0.2)
Others	44.2	42.9	46.3	44.6
	55.5	61.7	68.7	71.0

6. DEPRECIATION AND OTHER AMORTISATION

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Depreciation of property, plant and equipment	1,963.1	1,846.5	410.6	392.3
Amortisation of intangibles	23.0	33.4	0.3	0.3
Amortisation of sales and leaseback income	(24.7)	(23.8)	(1.1)	(1.1)
Other amortisation	13.6	19.1	-	-
	1,975.0	1,875.2	409.8	391.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

7. EXCEPTIONAL ITEMS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Exceptional gains				
Gain on sale of property, plant and equipment	117.9	-	117.9	-
Gain on sale/ liquidation of non-current investments [1]	89.6	2,226.4	30.5	1,689.5
Gain on dilution of interest in associated company	3.3	-	-	-
Gain on divestment of subsidiary company	-	546.9	-	697.2
Gain on disposal of Yellow Pages directory assets and businesses	-	160.2	-	-
Recovery of investment in non-current investment [1] previously written off	2.3	1.7	-	-
Writeback of impairment of non-current investments [1]	2.7	-	-	1.7
	215.8	2,935.2	148.4	2,388.4
Exceptional losses				
Adjustment to goodwill on acquisition of subsidiary company [2] (see **Note 21**)	(333.2)	-	-	-
Impairment of property, plant and equipment	(23.2)	(290.1)	(20.9)	(29.0)
Impairment of goodwill on acquisition of subsidiary company	(14.6)	-	-	-
Impairment of non-current investments [1]	(6.3)	(72.1)	(28.5)	(358.7)
Settlement of Dingo Blue legal suit	-	(26.6)	-	-
Loss on sale/liquidation of non-current investments [1]	(23.1)	(0.2)	-	(3.2)
Others	-	(5.5)	-	(1.8)
	(400.4)	(394.5)	(49.4)	(392.7)
	(184.6)	2,540.7	99.0	1,995.7

Notes:

(1) Non-current investments comprised investments in subsidiary, associated and joint venture companies and long term investments. It also included loans to non-current investments which were extensions of the Group's net investment in these companies.

(2) The adjustment to goodwill on acquisition of subsidiary company arose from the recognition of deferred tax asset on the pre-acquisition tax losses of Optus and its subsidiary companies ("Optus Group"). The carrying value of goodwill was adjusted by the amount that would have been recognised if this deferred tax asset had been recognised at the date of acquisition of Optus and amortised up to 31 March 2004.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

8. ASSOCIATED AND JOINT VENTURE COMPANIES

	Group	
	2005 S$ Mil	2004 S$ Mil
Share of ordinary results of		
- associated companies	1,046.5	1,424.3
- joint venture companies	205.7	20.0
	1,252.2	1,444.3
Share of exceptional items of		
- associated companies	-	(324.5)
- joint venture companies	8.0	-
	8.0	(324.5)
Amortisation of goodwill arising from acquisition of		
- associated companies	-	(89.6)
- joint venture companies	-	(0.1)
	-	(89.7)
	1,260.2	1,030.1

	Group	
	2005 S$ Mil	2004 S$ Mil
Share of exceptional items (pre-tax) comprise:		
Refund of notional interest on licence fee	-	8.2
Additional pension charge on transfer of pension liability to Belgian Government	-	(248.8)
Impairment of property, plant and equipment	-	(42.2)
Effects of Punjab licence expensed	-	(23.0)
Impairment of non-current investments	-	(13.0)
Others	8.0	(5.7)
	8.0	(324.5)

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

9. INTEREST AND INVESTMENT INCOME

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Interest income from				
- subsidiary companies	-	-	46.8	93.5
- associated and joint venture companies	16.4	1.7	-	-
- others	56.4	41.2	24.2	9.4
	72.8	42.9	71.0	102.9
Gross dividends from				
- subsidiary companies	-	-	213.5	11.2
- associated and joint venture companies	-	-	30.9	51.2
- other investments	9.7	10.8	3.8	2.0
Net gain/(loss) on sale of short term investments	0.6	(12.7)	-	-
(Diminution)/Writeback of diminution in value of short term investments	(0.1)	28.7	-	-
Related net exchange (loss)/gain	(5.5)	25.8	10.2	49.8
Exchange gain on short term loans granted to a subsidiary company, net of hedging	12.3	222.4	-	-
Others	-	(6.7)	-	-
	89.8	311.2	329.4	217.1

10. INTEREST ON BORROWINGS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Interest expense incurred on				
- bonds	535.3	539.5	370.4	380.5
- bank loans	53.4	51.4	-	-
- interest rate hedging contracts	(113.5)	(128.9)	(132.9)	(161.1)
- others	13.2	26.3	0.3	1.4
Premium on bonds repurchased	-	16.5	-	-
Amortisation of bonds and related costs	6.8	7.1	3.7	3.9
	495.2	511.9	241.5	224.7
Less:				
Amounts capitalised in balance sheets	(6.7)	(25.2)	-	-
Waiver of interest	-	(10.3)	-	-
	488.5	476.4	241.5	224.7

As at 31 March 2005, the interest rate applicable to the capitalised borrowings was 6.5% (2004: 6.5%).

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

11. TAXATION

11.1 Tax expense

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Current income tax				
- Singapore	310.5	305.0	251.9	211.3
- Overseas	46.1	190.1	2.1	2.0
	356.6	495.1	254.0	213.3
Deferred income tax	289.7	213.0	(52.6)	(44.6)
Tax expense attributable to current year's profits	646.3	708.1	201.4	168.7
Tax credit arising from Australian tax consolidation legislation [1]	-	(31.1)	-	-
Recognition of deferred tax assets on pre-acquisition losses of a subsidiary company (see **Note 7** and **Note 21**)	(380.8)	-	-	-
Recognition of deferred tax assets on other temporary differences [2]	(148.8)	-	-	-
Adjustments in respect of prior years:				
Current income tax				
- under/(over) provision	1.2	(1.8)	-	-
Deferred income tax				
- change in corporate tax rate	-	(51.9)	-	(42.0)
- (over)/under provision	(0.8)	11.4	-	-
	(0.8)	(40.5)	-	(42.0)
	0.4	(42.3)	-	(42.0)
Share of taxes of associated and joint venture companies				
- ordinary activities	336.5	439.3	-	-
- exceptional items	(21.5)	(101.1)	-	-
	315.0	338.2	-	-
	432.1	972.9	201.4	126.7

Notes:
(1) The tax credit arose from an increase in the tax base of depreciable assets of Optus Group as a result of the enactment of the tax consolidation legislation in Australia.
(2) This relates to tax benefits arising from inter-company loan.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

The tax expense on the profits differed from the amount that would arise using the Singapore standard rate of income tax due to the following:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Profit before tax	3,700.7	5,589.8	1,461.7	3,263.3
Less: share of results of associated and joint venture companies	(1,260.2)	(1,119.8)	-	-
	2,440.5	4,470.0	1,461.7	3,263.3
Tax calculated at a tax rate of 20% (2004: 20%)	488.1	894.0	292.3	652.7
Expenses not deductible for tax purposes	92.5	170.6	20.4	87.0
Effect of different tax rates in other countries	200.5	356.6	2.2	1.7
Income not subject to tax	(130.7)	(708.9)	(109.5)	(566.9)
Tax losses not recognised	6.9	5.9	-	-
Utilisation of previously unrecognised tax losses	(5.1)	(2.2)	-	-
Others	(5.9)	(7.9)	(4.0)	(5.8)
Tax expense attributable to current year's profits	646.3	708.1	201.4	168.7

The Group's 25.0% (2004: 30.2%) effective tax rate on its share of results of associated and joint venture companies arose from the following factors:

- the associated and joint venture companies operated in higher tax jurisdictions than that of the Company, with corporate tax rates ranging from 25.0% to 35.9% (2004: 25.0% to 35.9%);
- the share of results of associated and joint venture companies included share of losses amounting to S$23.6 million (2004: S$52.9 million) for which no deferred tax benefit had been recognised; and
- partially offset by non-taxable income.

11.2 Provision for current tax

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	521.4	477.9	236.8	264.3
Divestment of subsidiary company	-	(39.6)	-	-
Current year's tax expense on profits	356.6	495.1	254.0	213.3
Income tax paid	(501.8)	(417.9)	(237.1)	(240.8)
Transfer (to)/from deferred tax	(0.2)	0.1	-	-
Adjustments in respect of prior years	1.2	(1.8)	-	-
Translation adjustments	(1.0)	-	-	-
Others	-	7.6	-	-
Balance as at 31 March	376.2	521.4	253.7	236.8

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

11.3 Deferred taxes

The movements in the Group's and Company's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year were as follows:

Group - 2005 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2004	449.8	0.1	47.3	20.1	517.3
(Credited)/Charged to income statement	(56.7)	(0.1)	0.3	(0.2)	(56.7)
Transfer from current tax	0.2	-	-	-	0.2
Balance as at 31 March 2005	393.3	-	47.6	19.9	460.8

Group - 2005 Deferred tax assets	Provisions S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2004	(160.2)	(392.3)	(325.9)	(53.1)	(931.5)
Credited to income statement	(138.0)	(3.5)	(16.8)	(25.7)	(184.0)
Acquisition of subsidiary company	-	-	-	(2.8)	(2.8)
Translation differences	0.4	(0.2)	(139.7)	(1.0)	(140.5)
Balance as at 31 March 2005	(297.8)	(396.0)	(482.4)	(82.6)	(1,258.8)

Group - 2004 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Offshore interest and dividend not remitted S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2003	572.1	1.9	51.0	22.4	647.4
Divestment of subsidiary company	(31.0)	-	-	-	(31.0)
Credited to income statement	(91.3)	(1.8)	(3.7)	(2.2)	(99.0)
Transfer to current tax	-	-	-	(0.1)	(0.1)
Balance as at 31 March 2004	449.8	0.1	47.3	20.1	517.3

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 March 2005

Group - 2004 Deferred tax assets	Provision S$ Mil	TWDV [1] in excess of NBV [2] of depreciable assets S$ Mil	Tax losses and unutilised capital allowances S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2003	(162.0)	(235.4)	(506.6)	(93.8)	(997.8)
Divestment of subsidiary company	(0.1)	-	-	0.4	0.3
Charged /(Credited) to income statement	26.9	(106.5)	266.8	53.2	240.4
Translation adjustments	(25.0)	(50.4)	(86.1)	(12.9)	(174.4)
Balance as at 31 March 2004	(160.2)	(392.3)	(325.9)	(53.1)	(931.5)

Company - 2005 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Interest and investment income S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 April 2004	357.0	0.1	45.4	402.5
Credited to income statement	(53.0)	-	-	(53.0)
Balance as at 31 March 2005	304.0	0.1	45.4	349.5

Company - 2005 Deferred tax assets	Provisions S$ Mil	Deferred sale and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2004	(22.1)	(2.2)	(2.3)	(26.6)
Charged/(Credited) to income statement	0.9	0.2	(0.7)	0.4
Balance as at 31 March 2005	(21.2)	(2.0)	(3.0)	(26.2)

Company - 2004 Deferred tax liabilities	Accelerated tax depreciation S$ Mil	Unrealised trade exchange gain S$ Mil	Interest and dividend accrued S$ Mil	Offshore interest and dividend not remitted S$ Mil	Total S$ Mil
Balance as at 1 April 2003	434.9	1.8	0.3	49.9	486.9
Credited to income statement	(77.9)	(1.8)	(0.2)	(4.5)	(84.4)
Balance as at 31 March 2004	357.0	-	0.1	45.4	402.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

Company - 2004 Deferred tax assets	Provision S$ Mil	Deferred sale and leaseback income S$ Mil	Others S$ Mil	Total S$ Mil
Balance as at 1 April 2003	(19.8)	(2.7)	(1.8)	(24.3)
(Credited)/Charged to income statement	(2.3)	0.5	(0.5)	(2.3)
Balance as at 31 March 2004	(22.1)	(2.2)	(2.3)	(26.6)

Notes:
(1) TWDV – Tax written down value
(2) NBV – Net book value

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, were shown in the balance sheets as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Deferred tax assets	(1,222.8)	(893.8)	-	-
Deferred tax liabilities	424.8	479.6	323.3	375.9
	(798.0)	(414.2)	323.3	375.9

The amounts shown in the balance sheets included the following:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Deferred tax assets to be recovered after more than 12 months	(482.4)	(568.3)	-	-
Deferred tax liabilities to be settled after more than 12 months	335.8	396.6	255.0	304.1

Deferred tax assets are recognised to the extent that realisation of the related tax benefits through future taxable profits is probable.

As at 31 March 2005, the Group had estimated unutilised tax losses of approximately S$1.71 billion (2004: S$2.91 billion), including S$1.61 billion (2004: S$2.86 billion) from the Optus Group, and unutilised wear and tear allowances of approximately S$2.7 million (2004: S$0.4 million). These unutilised tax losses and wear and tear allowances are available for set off against future taxable income, subject to the provisions of the income tax regulations of the respective countries in which the Group operates.

As at balance sheet date, the deferred tax benefits arising from the following were not recognised in the financial statements:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Unutilised tax losses and wear and tear allowances	103.1	1,820.0	-	-
Other temporary differences	558.7	-	-	-

12. UNDERLYING NET PROFIT

	Group	
	2005 S$ Mil	2004 S$ Mil
Group's net profit attributable to shareholders	3,268.4	4,484.8
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	-	565.7
- associated and joint venture companies	-	89.7
Exceptional items	184.6	(2,540.7)
Exceptional tax credits	(380.8)	(83.0)
Belgacom's net contribution	-	223.1
Exchange difference on loan to Optus, net of hedging	(12.3)	(222.4)
Underlying net profit	3,059.9	2,517.2

13. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2005 S$ Mil	2004 S$ Mil
Profit before tax	3,700.7	5,589.8
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	-	565.7
- associated and joint venture companies	-	89.7
Depreciation and other amortisation	1,975.0	1,875.2
Exceptional items	184.6	(2,540.7)
Interest and investment income	(89.8)	(311.2)
Interest on borrowings	488.5	476.4
EBITDA	6,259.0	5,744.9

14. EARNINGS PER SHARE

	Group	
	2005 '000	2004 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share [1]	17,193,201	17,829,570
Adjustment for dilutive effect of share options	44,056	18,547
Adjustment for potential dilutive ordinary shares	15,270	-
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,252,527	17,848,117

Note:
(1) Adjusted to exclude the number of performance shares held by the Trust.

Basic earnings per share is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

Basic earnings per share (underlying) is calculated by dividing the Group's underlying net profit by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue includes the number of additional shares outstanding should the potential dilutive ordinary shares arising from the share options and performance shares granted by the Group have been issued. No adjustment is made to earnings.

15. RELATED PARTY TRANSACTIONS

During the financial year, the Group had no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	Group	
	2005 S$ Mil	2004 S$ Mil
Revenue		
Telecommunications	198.2	199.6
Rental and maintenance	39.5	35.3
Information technology	6.0	2.1
Capacity sales	12.3	11.8
Expenses		
Transmission capacity	66.6	154.8
Telecommunications	69.1	65.1
Postal	20.0	20.8
Utilities	45.0	42.8
Network terminations	72.0	53.7
Rental	5.1	1.9

All these transactions were at normal commercial terms and conditions and at market rates.

16. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Fixed deposits	3,074.3	2,166.9	1,225.0	972.3
Cash and bank balances	228.6	995.0	65.5	880.6
	3,302.9	3,161.9	1,290.5	1,852.9

The fixed deposits of the Group and Company placed with financial institutions will mature within 13 months (2004: 11 months) and one month (2004: three months) respectively from the financial year end.

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year were 2.1% (2004: 0.7%) and 2.1% (2004: 0.6%) respectively.

Included in cash and cash equivalents of the Group as at 31 March 2005 was S$10.6 million or US$6.4 million (2004: S$19.9 million or US$11.9 million) pertaining to C2C Pte Ltd and its subsidiary companies ("C2C Group") which was subject to a fixed charge.

17. SHORT TERM INVESTMENTS

17.1 Investments at carrying value

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
At cost				
Quoted equity investments	1.6	3.2	-	-
Other quoted investments	934.1	451.8	5.0	5.0
Other unquoted investments	10.0	11.4	-	-
	945.7	466.4	5.0	5.0
Less: diminution in value	(5.8)	(5.7)	-	-
Total short term investments	939.9	460.7	5.0	5.0

17.2 Investments at fair values

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity investments, at market value	1.2	2.4	-	-
Other quoted investments, at market value	935.9	456.3	5.1	5.0
Other unquoted investments, at fair value	2.8	Note (1)	-	-
	939.9	458.7	5.1	5.0

Note:
(1) Fair value information for other unquoted investments as at 31 March 2004 was not available.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

The market value of quoted investments is determined by reference to stock exchange quoted bid prices and quotes from independent financial institutions. The fair value of unquoted investments is determined by reference to quotes from independent financial institutions.

17.3 Effective interest rates

The weighted average effective interest rates of the non-equity short term investments of the Group and Company at the end of the financial year were 2.0% (2004: 2.7%) and 4.8% (2004: 4.1%) respectively.

18. TRADE AND OTHER DEBTORS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Trade debtors	1,873.3	1,833.1	450.7	432.7
Less: allowance for doubtful receivables	(323.5)	(381.2)	(115.6)	(140.1)
	1,549.8	1,451.9	335.1	292.6
Other debtors	146.0	100.6	19.0	19.3
Less: allowance for doubtful receivables	(23.5)	(22.4)	-	-
	122.5	78.2	19.0	19.3
Due from subsidiary companies				
- associated with Belgacom's sale [1]	-	-	-	1,740.7
- shareholders' loans	-	-	-	378.8
- trade	-	-	164.3	46.7
- non-trade	-	-	269.7	238.9
Less: allowance for doubtful receivables	-	-	(25.0)	(10.0)
	-	-	409.0	2,395.1
Due from associated and joint venture companies				
- associated with Belgacom's sale [1]	-	2,468.8	-	-
- others	83.0	13.1	3.3	2.1
	83.0	2,481.9	3.3	2.1
Revaluation of hedging instruments	-	21.3	-	21.3
Interest receivable	129.4	123.9	95.9	92.2
Prepayments	87.0	92.8	12.5	6.7
Deposits	8.5	15.1	0.4	7.5
Finance lease receivable	2.7	-	-	-
Staff loans	1.4	1.3	0.4	0.6
	1,984.3	4,266.4	875.6	2,837.4

Note:
(1) This amount relates to the sale proceeds receivable from the Group's disposal of its associated company, Belgacom S.A. ("Belgacom").

The non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

The shareholders' loans to subsidiary companies as at 31 March 2004, which had effective interest rates ranging from 1.1% to 7.0%, were repaid during the financial year.

18.1 Finance lease receivable

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Gross receivables due				
- not later than one year	3.2	-	-	-
- later than one but not later than five years	4.5	-	-	-
	7.7	-	-	-
Less: unearned finance income	(0.8)	-	-	-
	6.9	-	-	-
Current	2.7	-	-	-
Non-current	4.2	-	-	-
	6.9	-	-	-

19. INVENTORIES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Maintenance and capital works inventories	69.4	67.6	5.5	7.0
Work-in-progress (information systems projects)	45.1	46.6	-	-
Equipment held for resale	74.9	55.0	-	-
	189.4	169.2	5.5	7.0
Inventories at net realisable value	44.8	40.2	-	-

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

20. PROPERTY, PLANT AND EQUIPMENT

Group - 2005	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 April 2004	22.0	471.9	821.7	13,103.7	2,797.6	2,920.4	633.5	20,770.8
Additions (net of rebates)	-	-	1.1	157.0	35.9	87.9	1,186.0	1,467.9
Disposals/Write-offs	(0.3)	(82.2)	(139.6)	(256.4)	(204.2)	(123.2)	-	(805.9)
Acquisition of subsidiary companies	-	-	-	278.0	-	-	-	278.0
Reclassification/Adjustments	-	(4.2)	(6.1)	408.6	142.0	465.1	(1,056.8)	(51.4)
Translation adjustments	-	(0.3)	0.2	(16.0)	2.4	10.6	5.4	2.3
Balance as at 31 March 2005	21.7	385.2	677.3	13,674.9	2,773.7	3,360.8	768.1	21,661.7
Accumulated depreciation								
Balance as at 1 April 2004	-	58.2	233.4	3,961.2	1,469.2	1,806.0	-	7,528.0
Depreciation charge for the year	-	5.3	25.2	1,113.5	286.9	532.2	-	1,963.1
Disposal/Write-offs	-	(9.3)	(27.1)	(224.1)	(189.6)	(104.3)	-	(554.4)
Reclassification/Adjustments	-	(4.2)	(12.2)	(17.3)	(14.9)	(2.8)	-	(51.4)
Translation adjustments	-	(0.1)	0.2	15.2	3.2	12.0	-	30.5
Balance as at 31 March 2005	-	49.9	219.5	4,848.5	1,554.8	2,243.1	-	8,915.8
Accumulated impairment								
Balance as at 1 April 2004	-	2.6	26.4	1,066.7	6.1	3.1	-	1,104.9
Disposals	-	-	-	(25.9)	(6.1)	-	-	(32.0)
Impairment charge for the year	-	5.4	15.0	-	1.3	1.5	-	23.2
Translation adjustments	-	-	-	(13.7)	-	-	-	(13.7)
Balance as at 31 March 2005	-	8.0	41.4	1,027.1	1.3	4.6	-	1,082.4
Net Book Value as at 31 March 2005	21.7	327.3	416.4	7,799.3	1,217.6	1,113.1	768.1	11,663.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

Group - 2004	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Postal equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost									
Balance as at 1 April 2003	18.6	602.4	1,231.0	10,753.8	2,567.4	97.5	2,653.4	1,478.8	19,402.9
Additions (net of rebates)	-	-	1.6	(44.4)	96.0	-	76.4	1,094.2	1,223.8
Disposals/Write-offs	-	(0.1)	(2.1)	(190.2)	(149.6)	-	(64.4)	-	(406.4)
Disposal of directory assets and business	-	-	(34.6)	-	-	-	(25.7)	-	(60.3)
Divestment of subsidiary company	-	(129.5)	(404.0)	-	-	(97.5)	(124.8)	(10.2)	(766.0)
Reclassification/Adjustments	0.1	-	11.3	1,782.5	111.4	-	132.2	(2,037.3)	0.2
Translation adjustments	3.3	(0.9)	18.5	802.0	172.4	-	273.3	108.0	1,376.6
Balance as at 31 March 2004	22.0	471.9	821.7	13,103.7	2,797.6	-	2,920.4	633.5	20,770.8
Accumulated depreciation									
Balance as at 1 April 2003	-	67.5	269.0	2,871.5	1,242.2	42.0	1,328.6	-	5,820.8
Depreciation charge for the year	-	5.4	25.9	1,042.1	274.2	-	498.9	-	1,846.5
Disposal/Write-offs	-	(0.1)	(0.2)	(143.2)	(86.3)	-	(42.3)	-	(272.1)
Disposal of directory assets and business	-	-	(6.2)	-	-	-	(20.5)	-	(26.7)
Divestment of subsidiary company	-	(14.5)	(58.7)	-	-	(42.0)	(70.1)	-	(185.3)
Reclassification/Adjustments	-	-	0.1	2.9	1.6	-	(4.3)	-	0.3
Translation adjustments	-	(0.1)	3.5	187.9	37.5	-	115.7	-	344.5
Balance as at 31 March 2004	-	58.2	233.4	3,961.2	1,469.2	-	1,806.0	-	7,528.0
Accumulated impairment									
Balance as at 1 April 2003	-	-	-	847.7	6.1	-	3.1	-	856.9
Impairment charge for the year	-	2.6	26.4	261.1	-	-	-	-	290.1
Translation adjustments	-	-	-	(42.1)	-	-	-	-	(42.1)
Balance as at 31 March 2004	-	2.6	26.4	1,066.7	6.1	-	3.1	-	1,104.9
Net Book Value as at 31 March 2004	22.0	411.1	561.9	8,075.8	1,322.3	-	1,111.3	633.5	12,137.9

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

Company - 2005	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 April 2004	2.1	450.2	626.3	2,765.2	1,053.5	875.9	114.2	5,887.4
Additions	-	-	0.8	124.3	11.7	43.9	57.9	238.6
Disposals/Write-offs	-	(82.2)	(139.4)	(68.2)	(15.7)	(75.8)	-	(381.3)
Reclassification/Adjustments	-	-	1.1	17.8	10.3	70.1	(99.3)	-
Balance as at 31 March 2005	2.1	368.0	488.8	2,839.1	1,059.8	914.1	72.8	5,744.7
Accumulated depreciation								
Balance as at 1 April 2004	-	51.4	180.2	1,464.4	727.0	625.9	-	3,048.9
Depreciation charge for the year	-	4.6	15.2	222.2	86.1	82.5	-	410.6
Disposal/Write-offs	-	(9.2)	(27.0)	(64.7)	(17.1)	(61.6)	-	(179.6)
Balance as at 31 March 2005	-	46.8	168.4	1,621.9	796.0	646.8	-	3,279.9
Accumulated impairment								
Balance as at 1 April 2004	-	2.6	26.4	9.7	-	3.0	-	41.7
Impairment charge for the year	-	5.4	15.0	-	-	0.5	-	20.9
Balance as at 31 March 2005	-	8.0	41.4	9.7	-	3.5	-	62.6
Net Book Value as at 31 March 2005	2.1	313.2	279.0	1,207.5	263.8	263.8	72.8	2,402.2

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

Company - 2004	Freehold land S$ Mil	Leasehold land S$ Mil	Buildings S$ Mil	Transmission plant and equipment S$ Mil	Switching equipment S$ Mil	Other fixed assets S$ Mil	Capital work-in-progress S$ Mil	Total S$ Mil
Cost								
Balance as at 1 April 2003	2.1	450.3	626.5	2,777.4	1,029.4	849.8	92.0	5,827.5
Additions	-	-	0.3	108.9	26.5	28.8	78.0	242.5
Disposals/Write-offs	-	(0.1)	(0.5)	(142.6)	(15.6)	(23.8)	-	(182.6)
Reclassification/Adjustments	-	-	-	21.5	13.2	21.1	(55.8)	-
Balance as at 31 March 2004	2.1	450.2	626.3	2,765.2	1,053.5	875.9	114.2	5,887.4
Accumulated depreciation								
Balance as at 1 April 2003	-	46.8	163.8	1,402.6	639.8	567.8	-	2,820.8
Depreciation charge for the year	-	4.7	16.5	193.0	94.1	84.0	-	392.3
Disposal/Write-offs	-	(0.1)	(0.1)	(131.2)	(9.1)	(23.7)	-	(164.2)
Reclassification/Adjustments	-	-	-	-	2.2	(2.2)	-	-
Balance as at 31 March 2004	-	51.4	180.2	1,464.4	727.0	625.9	-	3,048.9
Accumulated impairment								
Balance as at 1 April 2003	-	-	-	9.7	-	3.0	-	12.7
Impairment charge for the year	-	2.6	26.4	-	-	-	-	29.0
Balance as at 31 March 2004	-	2.6	26.4	9.7	-	3.0	-	41.7
Net Book Value as at 31 March 2004	2.1	396.2	419.7	1,291.1	326.5	247.0	114.2	2,796.8

Property, plant and equipment included the following:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Net book value of property, plant and equipment				
- sold and leased back	261.6	373.2	63.4	87.7
- under finance lease	46.4	56.8	-	-
- held for generating operating lease income	150.8	146.0	-	-
- pledged to a syndicate of banks for banking facilities as dislosed in Note 31	1,572.4	1,671.6	-	-
Interest charges capitalised during the year	6.7	6.0	-	-
Staff costs capitalised during the year	164.1	137.1	12.1	9.4

C2C Group's network assets were reviewed for impairment during the financial year. The value-in-use was estimated based on the projected future cash flows from continuing use of these network assets until the end of its economic life, and on the basis of the proposed debt restructuring as mentioned in Note 31.1. No impairment loss was required for these network assets as their recoverable values were in excess of their carrying values.

During the financial year, an impairment charge of S$23.2 million was made on certain leasehold land and buildings to bring their carrying values to their recoverable values based on independent quotations from third parties.

21. GOODWILL ON CONSOLIDATION

	Group	
	2005 S$ Mil	2004 S$ Mil
Net book value as at 1 April	9,736.2	10,294.9
Goodwill arising on acquisition of subsidiary companies	127.4	6.1
Adjustment to goodwill recorded in prior years (see **Note 7**)	(333.2)	-
Impairment of goodwill	(14.6)	-
Amortisation for the year	-	(565.7)
Translation adjustments	(1.2)	0.9
Net book value as at 31 March	9,514.6	9,736.2
Gross goodwill arising from acquisition of subsidiary companies	9,529.2	11,193.0
Accumulated impairment	(14.6)	-
Accumulated amortisation	-	(1,456.8)
Net book value	9,514.6	9,736.2

The goodwill arising on acquisition of subsidiary companies during the financial year resulted from the subsidiary companies' workforce, market position, synergies and cross selling opportunities. Goodwill for Reef had been determined provisionally (see Note 2 to the consolidated cash flow statement).

21.1 Impairment tests for goodwill

In accordance with FRS 103, the carrying values of the Group's goodwill on acquisitions of subsidiary, associated and joint venture companies as at 31 March 2005 were assessed for impairment during the financial year.

Group	As at 31 Mar 2005 S$ mil	Basis on which recoverable values are determined	Terminal growth rate (1)	Pre-tax discount rate
Carrying value of capitalised goodwill based on cash generating units				
Subsidiary companies				
Optus Group (excluding Uecomm Group)	9,436.2	Value-in-use	4.5%	10.5%
Uecomm Group	78.4	Value-in-use	3.5%	10.9%
	9,514.6			
Associated and joint venture companies				
Unquoted shares in Telkomsel	1,403.6	Value-in-use	6.0%	22.4%
Quoted shares in associated companies	86.6	Fair value less	NA	NA
Quoted shares in joint venture companies	311.7	cost to sell	NA	NA
	398.3			
	1,801.9			

Note:
(1) Weighted average growth rate used to extrapolate cash flows beyond the third or fifth year.

Goodwill is allocated for impairment testing purposes to the individual entity which is also the cash generating unit.

For quoted investments, the recoverable values are determined based on their market valuations in the stock market, adjusted for costs directly attributable to the disposal. For the other assets, the recoverable values of the cash generating unit including goodwill are determined based on value-in-use calculations.

The value-in-use calculations apply a discounted cash flow model using cash flow projections based on financial budgets and forecasts approved by management covering a three-year or five-year period. Cash flows beyond the third or fifth year are extrapolated using the estimated growth rates stated in the table above.

The terminal growth rates used does not exceed the long term average growth rate of the respective industry and country in which the entity operates. The discount rates applied to the cash flow projections are derived from the cost of capital plus a reasonable risk premium at the date of the assessment of the respective cash generating units.

Changes to the assumptions used by management to determine the impairment required, particularly the discount rate and terminal growth rate, can significantly affect the results.

No impairment loss was required for the financial year ended 31 March 2005 for the goodwill assessed as their recoverable values were in excess of their carrying values.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

22. INTANGIBLES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	592.9	521.4	4.3	4.6
Additions	7.4	24.9	-	-
Acquisition of subsidiary companies	20.9	-	-	-
Disposals	(1.3)	-	-	-
Amortisation for the year	(23.0)	(33.4)	(0.3)	(0.3)
Divestment of subsidiary company	-	(0.5)	-	-
Translation adjustments	0.8	80.5	-	-
Balance as at 31 March	597.7	592.9	4.0	4.3
Intangibles, at cost	765.5	738.7	8.4	8.4
Accumulated amortisation	(167.8)	(145.8)	(4.4)	(4.1)
	597.7	592.9	4.0	4.3

Intangibles comprised telecommunications licences, spectrum licences and program rights.

Included in the additions of intangibles of the Group for the financial year ended 31 March 2004 was interest capitalised of S$19.2 million.

23. SUBSIDIARY COMPANIES

	Company	
	2005 S$ Mil	2004 S$ Mil
Unquoted equity shares, at cost	15,391.3	15,391.2
Less: impairment losses	(479.5)	(479.5)
	14,911.8	14,911.7
Shareholders' loans	3,920.8	3,935.9
Less: allowance for doubtful shareholders' loans	(30.2)	(16.7)
	3,890.6	3,919.2
	18,802.4	18,830.9

The shareholders' loans were unsecured and not expected to be repaid within the next 12 months. S$3,810.5 million (2004: S$3,822.0 million) of the ending balance was interest-bearing. The effective interest rates of the shareholders' loans at the balance sheet date were 0.8% to 5.94% (2004: 0.9% to 5.8%) per annum.

The details of subsidiary companies are set out in Note 45.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

23.1 Amounts due to subsidiary companies

	Company	
	2005 S$ Mil	2004 S$ Mil
Due to subsidiary companies - current (unsecured)		
- trade	24.9	20.8
- non-trade	273.2	290.7
	298.1	311.5

The current amounts due to subsidiary companies were repayable on demand and interest-free.

24. ASSOCIATED COMPANIES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity shares, at cost	1,530.5	2,287.4	29.5	29.5
Unquoted equity shares, at cost	3,122.8	3,147.8	0.9	7.1
Shareholders' loans (unsecured)	1.7	1.7	-	-
	4,655.0	5,436.9	30.4	36.6
Goodwill on consolidation adjusted against shareholders' equity	(1,270.0)	(1,243.9)	-	-
Share of post acquisition reserves (net of dividends and amortisation of goodwill)	1,090.4	725.5	-	-
Translation differences	(115.4)	(127.2)	-	-
	(295.0)	(645.6)	-	-
Less: impairment losses	(74.5)	(74.5)	-	-
	4,285.5	4,716.8	30.4	36.6

The market values of the above quoted equity shares held by the Group and Company as at 31 March 2005 were S$5.79 billion (2004: S$5.89 billion) and S$503.6 million (2004: S$459.4 million) respectively.

The unsecured shareholders' loan to an associated company was not expected to be repaid within the next 12 months. Interest at 1.0% above the Hong Kong prime rate was chargeable on the loan up to 12 April 2004. The loan is convertible into shares in the associated company. The effective interest rate of the convertible loan as at 31 March 2004 was 6.0% per annum.

The Group's investments in associated companies included the following amounts of goodwill in respect of acquisitions made with effect from 1 April 2001:

	Group	
	2005 S$ Mil	2004 S$ Mil
Net book value as at 1 April	1,711.5	1,659.0
Goodwill reclassified to joint venture companies	(214.1)	-
Goodwill arising on acquisition of associated companies	-	229.0
Goodwill released on disposal of associated companies	(7.2)	(86.8)
Amortisation for the year	-	(89.7)
Net book value as at 31 March	1,490.2	1,711.5
Gross goodwill arising on acquisiiton of associated companies	1,490.2	1,889.5
Accumulated amortisation	-	(178.0)
Net book value	1,490.2	1,711.5

The details of associated companies are set out in Note 45.

The details of impairment test for goodwill on acquisition of associated companies are set out in Note 21.

As at 31 March 2005, the Group's proportionate interest in associated companies' capital commitment was S$634.5 million (2004: S$565.0 million).

25. JOINT VENTURE COMPANIES

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity shares, at cost	893.3	-	-	-
Unquoted equity shares, at cost	139.1	124.0	55.1	55.1
Shareholders' loans (secured)	16.5	16.7	-	-
Shareholders' loans (unsecured)	110.5	134.6	78.0	103.2
	1,159.4	275.3	133.1	158.3
Goodwill on consolidation adjusted against shareholders' equity	15.8	(8.5)	-	-
Share of post acquisition reserves (net of dividends and amortisation of goodwill)	160.8	67.3	-	-
Translation adjustments	(141.6)	(19.8)	-	-
	35.0	39.0	-	-
Less: impairment losses	(3.9)	-	-	-
	1,190.5	314.3	133.1	158.3

The market value of the above quoted equity shares held by the Group as at 31 March 2005 was S$1.55 billion (2004: nil).

The shareholders' loans of S$16.5 million (2004: S$16.7 million) was secured over certain property, plant and equipment of a joint venture company.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

The unsecured shareholders' loans included S$87.4 million or US$49.2 million (2004: S$86.8 million or US$48.9 million) of subordinated debt to a 39.99% owned joint venture company, Southern Cross Cable Holdings Limited. These were acquired in connection with the Optus Group acquisition at S$22.2 million after taking into account pre-acquisition losses in the financial year ended 31 March 2002. This facility is available until 31 December 2006. The interest rate of the loans is LIBOR plus 0.75% per annum. The shareholders' loans are repayable after the bank loans of the joint venture companies are fully repaid.

The balance of the shareholders' loans to joint venture companies was interest-free and not expected to be repaid within the next 12 months.

The Group's investments in joint venture companies included the following amounts of goodwill in respect of acquisitions made with effect from 1 April 2001:

	Group	
	2005 S$ Mil	2004 S$ Mil
Net book value as at 1 April	-	0.1
Goodwill reclassified from associated companies	214.1	-
Goodwill on acquisition of joint venture company	126.8	-
Adjustment to goodwill arising from recognition of pre-acquisition deferred tax assets	(6.9)	-
Goodwill released on disposal of joint venture company	(22.3)	-
Amortisation for the year	-	(0.1)
Net book value as at 31 March	311.7	-

The details of joint venture companies are set out in Note 45.

The details of impairment test for goodwill on acquisition of joint venture companies are set out in Note 21.

The Group's share of the operating revenue, net profit after tax, assets and liabilities of the joint venture companies were as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Operating revenue	916.3	222.1
Net profit after tax	187.8	6.2
Non-current assets	2,393.6	464.2
Current assets	412.4	834.8
Current liabilities	(1,070.4)	(693.7)
Non-current liabilities	(958.0)	(421.2)
Net assets	777.6	184.1

As at 31 March 2005, the Group's proportionate interest in joint venture companies' capital commitments was S$90.7 million (2004: S$5.4 million).

Optus holds a 31.25% (2004: 31.25%) interest in an unincorporated joint venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia. In addition, it holds a 50.0% (2004: 50.0%) interest in a venture to provide satellite carriage services for pay television and other business which is planned to be terminated in the next financial year.

During the financial year, Optus entered into an unincorporated joint venture to share 3G network sites and radio infrastructure across Australia. Optus holds an interest of 50.0% in the property, plant and equipment, has access to 50.0% of the capacity and shares the cost of building and operating the network.

The Group's property, plant and equipment included the Group's interest in the property, plant and equipment employed by these unincorporated joint ventures of S$48.9 million (2004: S$56.1 million).

26. LONG TERM INVESTMENTS

26.1 Investments at carrying value

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity investments	26.8	160.1	13.6	138.0
Other quoted investments	-	5.0	-	5.0
	26.8	165.1	13.6	143.0
Less: Impairment losses	(10.3)	(140.1)	(5.1)	(134.9)
Total quoted investments	16.5	25.0	8.5	8.1
Unquoted equity investments	70.7	155.6	3.6	33.5
Other unquoted investments	10.7	10.7	10.0	10.0
	81.4	166.3	13.6	43.5
Less: Impairment losses	(58.9)	(81.5)	-	-
Total unquoted investments	22.5	84.8	13.6	43.5
Total long term investments	39.0	109.8	22.1	51.6

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

26.2 Investments at fair value

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Quoted equity investments, at market value	86.6	106.6	32.8	9.4
Other quoted investments, at market value	-	5.3	-	5.3
Unquoted equity investments, at fair value	16.4	Note (1)	8.3	50.1
Other unquoted investments, at fair value	11.5	Note (1)	11.0	11.5
	114.5	111.9	52.1	76.3

Note:
(1) Fair value information as at 31 March 2004 was not available.

The market value of quoted investments is determined by reference to stock exchange quoted bid prices and quotes from independent financial institutions. The fair value of unquoted investments is determined by reference to quotes from independent financial institutions or by reference to the underlying net tangible assets of the investments.

26.3 Interest rates

The weighted average effective interest rate of interest-bearing non-equity investments in the Group and Company at the end of the financial year was 5.6% (2004: 5.3%) per annum.

27. OTHER NON-CURRENT ASSETS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Revaluation of hedging instruments	320.3	219.0	273.0	218.9
Prepayments	52.6	37.6	20.6	23.7
Finance lease receivables (**Note 18.1**)	4.2	-	-	-
Staff loans	1.0	1.5	0.7	1.1
Other receivables	25.1	39.2	7.6	7.3
	403.2	297.3	301.9	251.0

Staff loans were repayable with interest in equal monthly installments over periods of up to eight years with an average interest rate of 5.5% (2004: 5.5%) per annum.

As at 31 March 2004, staff loans included loans to directors of subsidiary companies of approximately S$20,000 for the Group and the Company.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

28. TRADE AND OTHER CREDITORS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Trade creditors	1,776.7	1,661.0	380.0	406.3
Advance billings	498.3	498.5	96.6	126.4
Accruals	469.4	485.4	86.7	91.3
Deferred compensation income (**Note 32**)	337.0	337.0	337.0	337.0
Interest payable	219.1	200.6	155.4	146.0
Due to associated and joint venture companies (trade)	36.4	29.8	17.4	21.8
Deferred income	26.3	25.9	26.3	25.9
Customers' deposits	20.8	17.6	12.2	11.6
Collections on behalf of third parties	-	1.1	-	1.1
Other creditors	71.7	161.8	59.9	73.1
	3,455.7	3,418.7	1,171.5	1,240.5

29. PROVISIONS

The provision relates to provision for liquidated damages and warranties. The movement was as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	18.2	18.5
(Writeback of provision)/Provision for the year	(0.5)	2.4
Amount written off against provision	(0.1)	(2.7)
Balance as at 31 March	17.6	18.2

30. BORROWINGS (UNSECURED)

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Current				
Bonds	897.8	-	1,000.0	-
Bank loans	65.4	83.4	-	-
	963.2	83.4	1,000.0	-
Non-current				
Bonds	7,332.9	8,242.3	5,259.5	6,279.3
Bank loans	-	382.8	-	-
Other loan	6.0	6.0	-	-
	7,338.9	8,631.1	5,259.5	6,279.3

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

30.1 Bonds

Principal amount	Maturity	Fixed interest rate %	Group 2005 S$ Mil	Group 2004 S$ Mil	Company 2005 S$ Mil	Company 2004 S$ Mil
S$515 million [1]	2006	3.21	515.0	515.0	1,000.0	1,000.0
US$349.5 million	2006	5.88	576.6	585.0	576.6	585.0
US$350 million	2008	6.25	577.4	585.9	577.4	585.9
US$345 million [2]	2009	8.13	569.2	580.3	-	-
US$393.8 million [2]	2010	8.00	649.8	662.5	-	-
US$1,350 million [3]	2011	6.38	2,227.5	2,259.8	2,227.5	2,259.8
US$500 million [3]	2031	7.38	825.0	837.0	825.0	837.0
EUR 400 million [2]	2007	6.00	854.4	822.4	-	-
EUR 500 million [3]	2011	6.00	1,068.1	1,028.5	1,068.1	1,028.5
A$300 million [2]	2005	7.75	382.8	382.8	-	-
			8,245.8	8,259.2	6,274.6	6,296.2
Less: Unamortised discount			(15.1)	(16.9)	(15.1)	(16.9)
			8,230.7	8,242.3	6,259.5	6,279.3
Current			897.8	-	1,000.0	-
Non-current			7,332.9	8,242.3	5,259.5	6,279.3
			8,230.7	8,242.3	6,259.5	6,279.3

Notes:
(1) The bonds are listed on Singapore Exchange Securities Trading Limited. In the previous financial year, the Group, through a subsidiary company, bought back S$485.0 million of its S$1,000.0 million bond.
(2) The bonds, issued by Optus Group, are subject to a negative pledge that limits the amount of secured indebtness of certain subsidiary companies of Optus.
(3) The bonds are listed on Singapore Exchange Securities Trading Limited and Luxembourg Stock Exchange.

30.2 Bank loans

	Group 2005 S$ Mil	Group 2004 S$ Mil
Current	65.4	83.4
Non-current	-	382.8
	65.4	466.2

The Group has an A$500.0 million facility maturing on 6 May 2005. Interest is payable at Bank Bill Swap Bid Rate ("BBSY") plus interest margin and line fee. The interest margin and line fee varies in accordance with the Company's credit rating. As at 31 March 2005, the facility was drawn down to A$50.0 million (S$63.8 million) (2004: A$300.0 million).

As at 31 March 2004, a further A$50.0 million had been drawn down under Standby Cash Advance Facilities of A$100.0 million which matured in October 2004.

The above facilities are guaranteed by the Company.

30.3 Other loan

This loan is an interest bearing deposit from a customer, which is expected to be repaid after all commitments are satisfied in 2019.

30.4 Maturity

Maturity of the non-current unsecured borrowings was as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Between one and two years	1,430.5	1,280.6	576.1	1,000.0
Between two and five years	1,145.5	1,990.9	576.3	1,168.5
Over five years	4,762.9	5,359.6	4,107.1	4,110.8
	7,338.9	8,631.1	5,259.5	6,279.3

30.5 Interest rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group		Company	
	2005 %	2004 %	2005 %	2004 %
Bonds	6.5	6.3	5.9	5.9
Bank loans	5.9	5.7	-	-
Other loan	5.4	5.5	-	-

30.6 Fair values

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Total carrying value				
Bonds	8,230.7	8,242.3	6,259.5	6,279.3
Bank loans	65.4	466.2	-	-
Other loan	6.0	6.0	-	-
Fair value				
Bonds	9,007.4	9,348.4	6,801.1	7,026.3
Bank loans	65.4	466.2	-	-
Other loan	6.1	6.0	-	-

30.7 Financial instruments related to borrowings

To hedge the risk arising from the fluctuations in currency exchange and interest rates, the Group and Company use a combination of interest rate and currency swaps. Details of the interest rate and currency swaps entered into by the Group and Company were as follows:

	Group		Company	
	2005	2004	2005	2004
Interest rate swaps				
Notional principal (S$ equivalent)	S$8,490.1 million	S$9,855.9 million	S$5,631.4 million	S$6,792.8 million
Fixed interest rates	1.5% to 6.8%	0.9% to 6.8%	1.5% to 3.9%	0.9% to 3.4%
Floating interest rates	3.1% to 3.9%	2.6% to 3.5%	3.5% to 3.9%	2.6% to 3.5%
Currency swaps				
Notional principal (S$ equivalent)	S$7,572.0 million	S$8,302.5 million	S$5,259.7 million	S$5,990.4 million
Fixed interest rates	3.9% to 7.9%	3.9% to 7.9%	3.9% to 5.2%	3.9% to 5.2%
Floating interest rates	2.6% to 7.5%	2.1% to 7.1%	2.6% to 3.6%	2.1% to 2.9%

The interest rate swaps entered by the Group are repriced at intervals ranging from three-monthly to six-monthly periods. The interest rate swaps entered by the Company are repriced every six months.

Included in the Group's interest rate swaps were contracts of S$382.8 million (2004: S$382.8 million) with hedge periods that commenced after balance sheet date to match the anticipated debt levels of the Group.

The fair values of the interest rate and currency swaps are set out in Note 40.

31. BORROWINGS (SECURED)

	Group	
	2005 S$ Mil	2004 S$ Mil
Current		
Bank loans	1,045.3	1,012.6
Bonds	9.4	-
Finance lease liabilities	109.1	56.5
	1,163.8	1,069.1
Non-current		
Bonds	70.4	-
Finance lease liabilities	0.1	108.8
	70.5	108.8

31.1 Bank loans

C2C Pte Ltd, a 59.5% owned subsidiary company of the Group, obtained a US$650.0 million secured financing facilities from a syndicate of bankers ("Lenders") for the purpose of the construction and operation of the C2C submarine cable network. These comprised a US$610.0 million five-year amortising term loan and a US$40.0 million three-year revolving credit facility. The US$40.0 million three-year revolving credit facility was cancelled in the previous financial year.

The borrowings were secured on the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Group which amounted to US$960.2 million (S$1.58 billion) (2004: US$1.05 billion) as at 31 March 2005.

All sales and purchases and other agreements entered into by the C2C Group were also assigned or charged to the Lenders.

The interest rate of the secured financing liabilities as at 31 March 2005 and 31 March 2004 was US$ LIBOR plus 1.5% per annum on all outstanding loans. The default interest rate on unpaid amounts was 2% above this rate.

In the previous financial year, the Lenders had informed C2C Group that an event of default under the financing facility had occurred and accordingly, the Lenders had converted the floating charge on the assets relating to the facility into a fixed charge. In addition, the outstanding balances under the secured financing facility, including interest accrued amounting to US$630.3 million (S$1.04 billion) (2004: US$604.9 million), had been reclassified as current liabilities as at 31 March 2005 and 31 March 2004.

A Memorandum of Undertaking ("MOU") was executed on 9 January 2004 between C2C Pte Ltd, the Lenders and the Company regarding the main commercial terms and conditions of the restructuring.

Under the MOU, amongst other things, the outstanding secured financing facility will be structured into three tranches as follows:

(a) the first tranche of approximately US$200 million (S$330 million) will be subject to a debt buy-back by C2C Group from the Lenders at a discount of 45% and retired ;
(b) Tranche A of approximately US$200 million (S$330 million) which has a maturity of seven years; and
(c) Tranche B comprises the balance with a maturity period of 12 years.

Finalisation of the restructuring is conditional upon, inter alia, completion of satisfactory documentation which has been delayed by material changes in the composition of the Lenders.

31.2 Bonds

As at 31 March 2005, the bonds were repayable quarterly and were secured over all the assets and undertakings of Reef amounting to S$94.4 million (A$74.0 million) (2004: nil).

31.3 Finance lease liabilities

The minimum lease payments under the finance lease liabilities were payable as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Not later than one year	113.9	64.5
Later than one but not later than five years	0.1	113.8
	114.0	178.3
Less: Future finance charges	(4.8)	(13.0)
	109.2	165.3
Current	109.1	56.5
Non-current	0.1	108.8
	109.2	165.3

Some of the lease liabilities were secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

31.4 Maturity

The maturity of non-current secured bonds was as follows:

	Group	
	2005 S$ Mil	2004 S$ Mil
Between one and two years	10.9	-
Between two and five years	42.1	-
Over five years	17.4	-
	70.4	-

31.5 Interest rates

The weighted average effective interest rates at balance sheet date were as follows:

	Group	
	2005	2004
	%	%
Bank loans	5.5	3.2
Bonds	7.0	-
Finance lease liabilities	6.6	6.5

31.6 Fair values

	Group	
	2005	2004
	S$ Mil	S$ Mil
Total carrying value		
Bank loans	1,045.3	1,012.6
Bonds	79.8	-
Finance lease liabilities	109.2	165.3
Fair value		
Bank loans	1,045.3	Note (1)
Bonds	79.9	-
Finance lease liabilities	108.9	165.0

Note:
(1) The fair values of the bank loans as at 31 March 2004 could not be determined with sufficient reliability in view of the ongoing restructuring negotiations.

The fair values of the finance lease obligations are estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

32. DEFERRED INCOME

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Compensation payments				
Balance as at 1 April	1,011.0	1,348.0	1,011.0	1,348.0
Amount recognised as income during the year	(337.0)	(337.0)	(337.0)	(337.0)
Balance as at 31 March	674.0	1,011.0	674.0	1,011.0
Gain on sale and leaseback arrangements				
Balance as at 1 April	63.2	78.4	11.2	12.3
Amount recognised as income during the year	(24.7)	(23.8)	(1.1)	(1.1)
Translation adjustments	(1.2)	8.6	-	-
Balance as at 31 March	37.3	63.2	10.1	11.2
	711.3	1,074.2	684.1	1,022.2
Current	337.0	337.0	337.0	337.0
Non-current	374.3	737.2	347.1	685.2
	711.3	1,074.2	684.1	1,022.2

The Infocomm Development Authority of Singapore ("IDA") had made two payments to the Company as compensation for modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.50 billion in 1997 and S$859.0 million in 2000.

The Group and Company account for these payments as deferred income in the balance sheets, and recognise them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period is shortened.

Gain on sale and finance leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.

33. OTHER NON-CURRENT LIABILITIES

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Revaluation of hedging instruments	696.0	607.2	417.5	351.2
Performance share liability	5.9	21.0	4.4	-
Other payables	127.9	58.0	16.2	18.4
	829.8	686.2	438.1	369.6

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

34. SHARE CAPITAL

	Group and Company	
	2005	2004
	S$ Mil	S$ Mil
Authorised		
33,333,333,331 (2004: 33,333,333,331) ordinary shares of S$0.15 each	5,000.0	5,000.0
Issued and fully paid		
Ordinary shares of S$0.15 each ("Shares")		
Balance as at 1 April - 17,848,553,994 (2004: 17,825,826,694) Shares	2,677.3	2,673.9
Issue of 68,335,150 (2004: 22,727,300) Shares on exercise of share options	10.2	3.4
Cancellation of 1,275,417,778 (2004: nil) Shares pursuant to capital reduction under Section 73 of Singapore Companies Act	(191.3)	-
Balance as at 31 March - 16,641,471,366 (2004: 17,848,553,994) Shares	2,496.2	2,677.3

During the current financial year, the Company issued 68,335,150 (2004: 22,727,300) ordinary shares of S$0.15 each upon the exercise of 68,335,150 (2004: 22,727,300) share options at the exercise price of between S$1.36 and S$2.26 (2004: S$1.36 and S$2.26) per share.

In addition, the Company cancelled 1,275,417,778 (2004: nil) ordinary shares of S$0.15 each at the price of S$2.36 per share pursuant to a capital reduction under Section 73 of the Singapore Companies Act.

See Note 4.2.1 for information on share-based payments.

35. DIVIDENDS

	Group		Company	
	2005	2004	2005	2004
	S$ Mil	S$ Mil	S$ Mil	S$ Mil
Final dividends of 6.4 cents (2004: 5.5 cents) per share, net of tax of 20.0% (2004: 22.0%) tax, paid	915.2	764.8	915.4	764.8

In the current financial year, a final dividend of 6.4 cents per share, less tax at 20.0%, amounting to S$915.2 million and S$915.4 million for the Group and Company respectively was paid in respect of the financial year ended 31 March 2004. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors had proposed an ordinary dividend of 8.0 cents per share, and special dividend of 5.0 cents per share, less tax at 20.0% totalling S$1.73 billion in respect of the financial year ended 31 March 2005. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2006.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

36. CURRENCY TRANSLATION RESERVE

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	725.2	210.3	(1.3)	(2.7)
Currency translation gains/(losses) released on disposal of foreign entities	9.1	(57.9)	-	(48.1)
Currency translation differences	47.5	572.8	-	49.5
Balance as at 31 March	781.8	725.2	(1.3)	(1.3)

37. MINORITY INTEREST

	Group	
	2005 S$ Mil	2004 S$ Mil
Balance as at 1 April	49.4	148.9
Disposal of subsidiary company	-	(2.1)
Share of net profit	0.2	132.1
Loan from minority shareholder repaid	(37.3)	(32.8)
Dividends to minority shareholders	(0.3)	(173.6)
Capital repayment to minority shareholder	-	(20.1)
Translation differences	(0.5)	(3.0)
Balance as at 31 March	11.5	49.4

38. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair value of short term investments, long term investments and borrowings are set out in Note 17, Note 26, Note 30 and Note 31 to the financial statements respectively.

The carrying values of the other financial assets and liabilities approximate their fair values.

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

39.1 Financial risk factors

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

39.2 Foreign exchange risk

The foreign exchange risk of the Group arises from subsidiary companies operating in foreign countries, which generate revenue and incur costs denominated in foreign currencies. The Company and its Singapore subsidiary companies also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily United States Dollars, Australian Dollars, British Pounds and Euros. Foreign currency purchases, forward contracts and options are used to reduce the Group's exposure to foreign currency exchange rate fluctuations.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings to reduce the foreign currency exposure on these borrowings.

39.3 Interest rate risk

The Group has cash balances placed with reputable banks and financial institutions and investments in bonds and securities, which generate interest income for the Group. The Group manages its interest rate risks by placing such balances on varying maturities and interest rate terms.

The Group's debt includes bank borrowings and bonds. The objective is to minimise the interest expense consistent with maintaining an acceptable level of exposure to interest rate fluctuations. In order to achieve this objective, the Group targets a mix of fixed and floating debt based on assessment of interest rate trends. To obtain this mix in a cost effective manner, the Group primarily uses interest rate and cross currency swaps that have the effect of converting specific debt obligations of the Group from variable to fixed rate, or vice versa, as deemed appropriate. The exposure of current and non-current borrowings to interest rate risks is set out in the table in the following page:

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Variable rates	Fixed rates				
	Less than 6 months S$ mil	Less than 6 months S$ mil	6 to 12 months S$ mil	1 to 5 years S$ mil	Over 5 years S$ mil	Total S$ mil
The Group						
As at 31 March 2005						
Borrowings	1,115.3	388.6	1,483.3	1,774.7	4,774.5	9,536.4
Effects of interest rate and cross currency swaps	799.8	893.3	650.0	(576.3)	(1,766.8)	-
	1,915.1	1,281.9	2,133.3	1,198.4	3,007.7	9,536.4
As at 31 March 2004						
Borrowings	1,484.8	15.6	12.1	3,026.4	5,353.5	9,892.4
Effects of interest rate and cross currency swaps	(336.8)	818.6	250.0	1,168.3	(1,900.1)	-
	1,148.0	834.2	262.1	4,194.7	3,453.4	9,892.4
The Company						
As at 31 March 2005						
Borrowings	-	-	1,000.0	1,152.5	4,107.0	6,259.5
Effects of interest rate and cross currency swaps	895.7	-	650.0	81.7	(1,627.4)	-
	895.7	-	1,650.0	1,234.2	2,479.6	6,259.5
As at 31 March 2004						
Borrowings	-	-	-	2,168.5	4,110.8	6,279.3
Effects of interest rate and cross currency swaps	(233.0)	818.6	250.0	715.0	(1,550.6)	-
	(233.0)	818.6	250.0	2,883.5	2,560.2	6,279.3

39.4 Credit risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

39.5 Liquidity risk

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

40. FINANCIAL INSTRUMENTS

In order to manage the risk arising from fluctuations in currency exchange rates and interest rates, the Group and Company make use of the following financial instruments:

40.1 Financial derivatives

The Group maintains a policy to minimise the adverse impact of movements in foreign exchange and interest rates on the Group's cash flows. Forward contracts are used to reduce fluctuations in foreign currency cash flows primarily related to capital expenditure, operating expenses and traffic settlement. Interest rate swaps and currency swaps are used to hedge interest rate and foreign exchange risks associated with foreign currency borrowings.

The contract notional amounts of these financial derivatives and the corresponding fair value adjustments were as follows:

Group - 2005	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	280.4	0.2	5.2
Currency swaps	7,572.0	314.8	588.8
	7,852.4	315.0	594.0
Interest rate derivatives			
Interest rate swaps	8,490.1	157.6	34.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

Group - 2004	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	2,436.6	25.0	9.4
Currency swaps	8,302.5	254.3	320.5
	10,739.1	279.3	329.9
Interest rate derivatives			
Interest rate swaps	9,855.9	285.1	104.9

Company - 2005	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	3.7	-	*
Currency swaps	5,259.7	232.7	429.3
	5,263.4	232.7	429.3
Interest rate derivatives			
Interest rate swaps	5,631.4	157.3	13.5

* denotes amounts less than S$50,000.

Company - 2004	Contract notional amount S$ Mil	Fair value adjustments Gains S$ Mil	Fair value adjustments Losses S$ Mil
Foreign exchange derivatives			
Forward foreign exchange	2,091.2	24.0	2.6
Currency swaps	5,990.4	178.1	282.2
	8,081.6	202.1	284.8
Interest rate derivatives			
Interest rate swaps	6,792.8	285.1	50.4

The fair value adjustments represent the difference between the contracted rates and market rates of the financial instruments at the balance sheet date, applied to the contract amounts. The fair value adjustments of forward foreign exchange, currency swap and interest rate swap contracts have been calculated using rates quoted by the Group's bankers assuming these contracts are to be liquidated at balance sheet date. These fair value adjustments in respect of the currency and interest rate swap contracts are not recognised in the financial statements of the Group and Company.

41. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

Primary Reporting Format – Geographical Segments

The Group's businesses operate in two principal geographical areas, Singapore and Australia. No other individual country contributes more than 10% of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

Secondary Reporting Format – Business Segments

The Group is organised into the following business segments:

Wireline – represent cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and internet services. It includes sale of cable capacity.

Wireless – represent mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Information technology and engineering – represent information technology consultancy, systems integration and engineering services.

Others – represent the balance of the Group's operations and comprise storage of cables, directory advertising and publishing and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The total assets disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provision for taxes, deferred tax liabilities and dividends.

Segment capital expenditures comprise additions to property, plant and equipment (net of rebates, where applicable) and intangibles.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

41.1 Primary Reporting Format – Geographical Segment

2005	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	3,808.7	8,592.4	215.9	-	12,617.0
Inter-segment revenue	29.3	-	94.5	(123.8)	-
Operating revenue	**3,838.0**	**8,592.4**	**310.4**	**(123.8)**	**12,617.0**
Segment results	1,332.5	1,350.0	(101.2)	50.0	2,631.3
Other income	67.0	35.1	2.2	(48.8)	55.5
Compensation from IDA	337.0	-	-	-	337.0
Profit before exceptional items	**1,736.5**	**1,385.1**	**(99.0)**	**1.2**	**3,023.8**
Exceptional items					
- allocated [1]	101.1	(318.2)	(41.0)	-	(258.1)
- unallocated					73.5
Profit on operating activities					**2,839.2**
Share of results of associated and joint venture companies	64.6	1.1	1,194.5	-	1,260.2
Profit before interest and tax					**4,099.4**
Interest and investment income					89.8
Interest on borrowings					(488.5)
Profit on ordinary activities before tax					**3,700.7**
Segment assets	3,826.9	18,598.1	1,724.1	(123.1)	24,026.0
Investment in associated and joint venture companies	262.6	1.7	5,211.7	-	5,476.0
Allocated assets	4,089.5	18,599.8	6,935.8	(123.1)	29,502.0
Unallocated assets					5,831.3
Consolidated total assets					**35,333.3**
Segment liabilities	1,378.2	2,504.1	1,047.7	(174.5)	4,755.5
Unallocated liabilties					11,295.1
Consolidated total liabilities					**16,050.6**
Capital expenditure	**354.6**	**1,144.3**	**(23.6)**	**-**	**1,475.3**
Depreciation	**546.3**	**1,274.8**	**142.0**	**-**	**1,963.1**
Impairment charge	**20.9**	**-**	**2.3**	**-**	**23.2**

Note:
(1) Included adjustment to goodwill on acquisition of subsidiary company of S$333.2 million arising from the recognition of a deferred tax asset on the pre-acquisition tax losses of the Optus Group in accordance with FRS 12 and FRS 103 under the Australia segment.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

2004	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	3,855.0	7,952.9	186.8	-	11,994.7
Inter-segment revenue	30.6	-	81.1	(111.7)	-
Operating revenue	**3,885.6**	**7,952.9**	**267.9**	**(111.7)**	**11,994.7**
Segment results	1,380.9	1,049.2	(130.4)	51.5	2,351.2
Other income	77.3	33.4	3.8	(52.8)	61.7
Amortisation of goodwill	-	(560.9)	(4.8)	-	(565.7)
Compensation from IDA	337.0	-	-	-	337.0
Profit/(Loss) before exceptional items	**1,795.2**	**521.7**	**(131.4)**	**(1.3)**	**2,184.2**
Exceptional items					
- allocated	674.2	(26.6)	1,739.5	-	2,387.1
- unallocated					153.6
Profit on operating activities					**4,724.9**
Share of results of associated and joint venture companies (after goodwill amortisation)	54.8	(10.4)	985.7	-	1,030.1
Profit before interest and tax					**5,755.0**
Interest and investment income					311.2
Interest on borrowings					(476.4)
Profit on ordinary activities before tax					**5,589.8**
Segment assets	5,038.8	18,489.7	1,914.5	(162.4)	25,280.6
Investment in associated and joint venture companies	245.0	-	4,786.1	-	5,031.1
Allocated assets	5,283.8	18,489.7	6,700.6	(162.4)	30,311.7
Unallocated assets					6,545.5
Consolidated total assets					**36,857.2**
Segment liabilities	2,009.7	2,209.4	1,315.9	(208.9)	5,326.1
Unallocated liabilities					11,729.5
Consolidated total liabilities					**17,055.6**
Capital expenditure	**355.8**	**1,028.6**	**(135.7)**	**-**	**1,248.7**
Depreciation	**524.4**	**1,167.2**	**154.9**	**-**	**1,846.5**
Impairment charge	**30.0**	**-**	**260.1**	**-**	**290.1**

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

41.2 Secondary Reporting Format – Business Segment

2005	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**6,156.9**	**5,688.2**	**761.8**	**10.1**	**12,617.0**
Segment assets	15,133.7	8,517.1	346.7	28.5	24,026.0
Investment in associated and joint venture companies	1,093.6	4,127.0	-	255.4	5,476.0
Allocated assets	16,227.3	12,644.1	346.7	283.9	29,502.0
Unallocated assets					5,831.3
Consolidated total assets					**35,333.3**
Capital expenditure	**807.8**	**505.3**	**16.7**	**145.5**	**1,475.3**

2004	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	**5,877.0**	**5,032.4**	**641.7**	**443.6**	**11,994.7**
Segment assets	16,875.5	8,053.5	317.7	33.9	25,280.6
Investment in associated and joint venture companies	1,057.9	3,733.5	-	239.7	5,031.1
Allocated assets	17,933.4	11,787.0	317.7	273.6	30,311.7
Unallocated assets					6,545.5
Consolidated total assets					**36,857.2**
Capital expenditure	**604.5**	**538.5**	**27.0**	**78.7**	**1,248.7**

42. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, were as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Not later than one year	428.8	369.1	80.9	37.3
Later than one but not later than five years	1,014.6	806.2	215.1	111.8
Later than five years	1,435.3	406.1	443.1	50.5
	2,878.7	1,581.4	739.1	199.6

During the financial year, sale and operating leaseback contracts were entered into for certain property, plant and equipment for a period of 20 years commencing from 2 March 2005. The above commitments included only the minimum amounts payable of S$21.8 million (2004: nil) per annum under those contracts. The operating lease payments under these contracts are subject to review every year with a general increase not exceeding the higher of 2% or Consumer Price Index percentage of the preceding year.

43. CAPITAL, INVESTMENT AND OTHER COMMITMENTS

43.1 The commitments for capital expenditure and investments which had not been recognised in the financial statements were as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Authorised and contracted for	375.0	399.0	19.3	26.4

Outstanding commitments relate mainly to the purchase of telecommunications equipment and investments.

43.2 The commitment for purchase of program rights to broadcast programs was as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Not later than one year	49.8	123.2	-	-
Later than one but not later than five years	82.7	133.0	-	-
Later than five years	-	6.0	-	-
	132.5	262.2	-	-

The licence fees payable under some of these contracts are calculated by reference to future number of cable and satellite television subscribers. The licence fees payable therefore depend on future events, which cannot be reliably determined. The above commitments included only the minimum amounts payable under those contracts. A third party had agreed to reimburse the Group for A$28.9 million (S$36.9 million) (2004: A$120.4 million) of these commitments.

43.3 The Group's commitment to purchase capacity in the cable network of Southern Cross Cable Holdings Limited, a joint venture company, was as follows:

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Not later than one year	36.7	22.2	-	-
Later than one but not later than five years	75.6	-	-	-
	112.3	22.2	-	-

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

43.4 Optus had agreed to contribute S$104.6 million (2004: S$106.7 million) in equity, denominated in United States dollars, to its 39.99% owned joint venture companies, Southern Cross Cable Holdings Limited and Pacific Carriage Holdings Limited ("Southern Cross Cable Consortium"). As at 31 March 2005, S$26.0 million (2004: S$26.0 million) of the equity had been provided. The remaining commitment will not be contributed until the shareholders' loans to Southern Cross Cable Holdings Limited are repaid.

44. CONTINGENT LIABILITIES

44.1 Guarantees

As at 31 March 2005

(i) The Group and Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a S$45.0 million (2004: S$45.0 million) contract to provide information technology services.

(ii) The Company guaranteed an A$500.0 million (S$638.1 million) (2004: A$500.0 million) loan facility entered into by Optus. The facility matures on 6 May 2005. A$50.0 million (S$63.8 million) (2004: A$300.0 million) had been drawn down as at 31 March 2005.

(iii) The Group and Company provided bankers' guarantees and insurance bonds of S$135.4 million and S$19.4 million (2004: S$107.5 million and S$5.7 million) respectively.

(iv) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$105.6 million) (2004: US$64.0 million) to a third party in respect of a joint venture company.

(v) On 30 April 2003, Southern Cross Cable Consortium restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing facility.

In connection with the loan restructuring, Optus Group provided contingent credit support for up to US$37.0 million (S$61.1 million) (2004: US$45.3 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

(vi) In connection with the Initial Public Offering (IPO) of Belgacom, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") guaranteed the obligations of ADSB Telecommunications Limited ("ADSB"), a 25.6% held associated company of the Group, under the underwriting agreement for the IPO and under an indemnification agreement with Belgacom. The commitment under these agreements is pro-rata to the Group's effective interest in ADSB and is limited to the proceeds from the IPO of €967 million (S$2.07 billion) (2004: €967 million).

In addition, SingTel Mobile had entered into a deed of indemnity with Singapore Press Holdings Limited ("SPH"), which had an effective interest of 2.8% in ADSB, pursuant to which SPH must indemnify SingTel Mobile for its pro-rata share of all liabilities, claims, losses, damages, charges, costs and expenses which SingTel Mobile might incur by reason of the guarantees given above. The above guarantees and the indemnity from SPH are unlimited in duration.

(vii) In connection with the SingPost IPO in May 2003, the Company and SingPost jointly and severally agreed to indemnify the underwriters of the IPO for liability arising from any misrepresentation or misstatement in or omission from the SingPost IPO prospectus or any breach of the underwriting agreement by the Company or SingPost. This indemnity is not limited in duration or amount.

44.2 Audit of tax losses

As at 31 March 2005, Optus Group had estimated unutilised tax losses of approximately A$1.26 billion (S$1.61 billion) (2004: A$2.24 billion) with tax effect of A$378.0 million (S$482.4 million) (2004: A$671.6 million) which were available for set off against future taxable income subject to the income tax regulations in Australia.

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of the Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as at 31 March 2005 would be a reduction in deferred tax assets due to tax losses of A$378.0 million (S$482.4 million) (2004: A$156.4 million), and no reduction in unrecognised tax losses (2004: reduction in tax losses with tax impact of A$416.5 million) and an additional tax expense of A$194.0 million (S$247.6 million) (2004: nil) would need to be recognised.

44.3 Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("Seven") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("Optus Vision", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited. The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claims have yet to be heard. Optus is vigorously defending the claims.

44.4 Notices to impose charges on cables

As previously disclosed, a group of councils in one Australian state have commenced proceedings in which they pursue legal claims and seek unquantified amounts of compensation in relation to overhead and underground cables. This matter has been dismissed by the Federal Court with no orders against Optus.

44.5 Disputes with international service providers

As previously reported, Optus is in dispute with an international service provider regarding amounts due under contracts. Recently, Optus has been notified of claims by other international service providers. The new claimants have yet to quantify the amounts sought. Optus is vigorously defending the claims.

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

45. COMPANIES IN THE GROUP

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore. The following were the subsidiary, associated and joint venture companies as at 31 March 2005 and 31 March 2004:

45.1 Subsidiary companies

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
1.	AUE Music TV Pty Limited (*)	Dormant	Australia	100	100
2.	AUEVR Music TV Pty Limited (*)	Dormant	Australia	100	100
3.	Aussat Finance Limited (1)	Dormant	Australia	100	100
4.	Aussat New Zealand Limited (*)	Dormant	New Zealand	100	100
5.	Beijing IPACS Electronic Science Co. Ltd. (**) (4)	Distribution of computer hardware and development of software	People's Republic of China	51.0	51.0
6.	Billing Services Australia Pty Limited (*)	Dormant	Australia	100	100
7.	C2C Asiapac Pte Ltd	Investment holding and provision of administrative, technical and advisory services	Singapore	100	100
8.	C2C Cable (Ireland) Limited (*)	Operation and provision of telecommunications facilities and services	Ireland	59.5	59.5
9.	C2C Cable Korea Ltd (*)	Operation and provision of telecommunications facilities and services	South Korea	59.5	59.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
10.	C2C Cable (USA) Inc	Operation and provision of telecommunications facilities and services	USA	59.5	59.5
11.	C2C Global Networks (Asia) Ltd	Dormant	Bermuda	59.5	59.5
12.	C2C Global Networks Ltd	Provision of telecommunications related services	Bermuda	59.5	59.5
13.	C2C Global Networks (Pacific) Ltd	Dormant	Bermuda	59.5	59.5
14.	C2C Holdings Pte Ltd	Investment holding company	Bermuda	59.5	59.5
15.	C2C (Hong Kong) Limited (*)	Operation and provision of telecommunications facilities and services	Hong Kong	59.5	59.5
16.	C2C Infocom Cable (Taiwan) Ltd	Operation and provision of telecommunications facilities and services	Taiwan	59.5	59.5
17.	C2C Japan KK	Operation and provision of telecommunications facilities and services	Japan	59.5	59.5
18.	C2C Marine Pte Ltd	Dormant	Singapore	59.5	59.5
19.	C2C Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Bermuda	59.5	59.5

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
20.	C2C Singapore Pte Ltd	Operation and provision of telecommunications facilities and services	Singapore	59.5	59.5
21.	Cable & Wireless Optus Satellites Pty Limited [1]	C1 Satellite contracting party	Australia	100	100
22.	Devonshire Pte Ltd	Dormant	Singapore	100	100
23.	Fuzhou IPACS Computer Co., Ltd. [**][4]	Provision of IT application services, software development, system integration, product consultancy and other technical services	People's Republic of China	51.0	51.0
24.	GB21 (Hong Kong) Limited [*]	Provision of telecommunications services and products	Hong Kong	100	100
25.	Global Page Pte Ltd	Dormant	Singapore	100	100
26.	Guangzhou Zhong Sheng Information Technology Co., Ltd. [**][4]	Provision of information technology training	People's Republic of China	70.0	70.0
27.	Info Ad Publishing Consultants Pte Ltd	Dormant	Singapore	100	100
28.	InfoCom Holding Company Pte Ltd	Investment holding company	Singapore	100	100
29.	Information Network Services Sdn Bhd [**]	Provision of data communication and value added network services	Malaysia	100	100
30.	InnoVoice Services Private Limited	Dormant	Singapore	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
31.	Integrated Data Services Limited (**)	Dormant	Myanmar	90.0	90.0
32.	Integrated Information (Hong Kong) Limited (*)	Under voluntary liquidation	Hong Kong	100	100
33.	INS Holdings Pte Ltd	Investment holding and provision of telecommunications services	Singapore	100	100
34.	IPACS Computer Services (S) Pte. Ltd.	Sale of computer hardware, software development and providing customer training and consultancy services	Singapore	51.0	51.0
35.	IPACS Computer (Shanghai) Co, Ltd (**)(4)	Distribution of computer hardware and development of software	People's Republic of China	51.0	51.0
36.	IPACS Technology Pte Ltd	Investment holding company	Singapore	51.0	51.0
37.	KA Land Pte Ltd	Investment holding company	Singapore	100	100
38.	Lanka Communication Services (Private) Limited (**)	Provision of data communication services	Sri Lanka	82.9	82.9
39.	Membertel Pty Limited (*)	Dormant	Australia	100	100
40.	Mercurix Pte Ltd	Dormant	Singapore	100	100
41.	Microplex Pty Limited (*)	Dormant	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
42.	MovieVision Pty Limited (*)	Dormant	Australia	100	100
43.	NCS Communications Engineering Pte. Ltd.	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products	Singapore	100	100
44.	NCS Information Technology (Suzhou) Co., Ltd. (**)(4)	Software development and provision of information technology services	People's Republic of China	100	100
45.	NCS Pte. Ltd.	Provision of information technology and consultancy services	Singapore	100	100
46.	NCSI (Australia) Pty Limited (*)	Provision of information technology services	Australia	100	100
47.	NCSI (HK) Limited (*)	Provision of information technology services	Hong Kong	100	100
48.	NCSI Holdings (Malaysia) Sdn. Bhd. (**)	Investment holding company	Malaysia	100	100
49.	NCSI Holdings Pte Ltd	Investment holding company	Singapore	100	100
50.	NCSI (India) Private Limited (*)	Provision of information technology services	India	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
51.	NCSI Lanka (Private) Limited [***]	Provision of information technology and communication engineering services	Sri Lanka	100	-
52.	NCSI (Malaysia) Sdn. Bhd. [**]	Provision of information technology services	Malaysia	100	100
53.	NCSI (Philippines), Inc. [***]	Provision of information technology and communication engineering services	Philippines	99.9	-
54.	Optus Administration Pty Limited [1]	Provision of management services to the Optus Group	Australia	100	100
55.	Optus Billing Services Pty Limited [*]	Provision of billing services to the Optus Group	Australia	100	100
56.	Optus Broadband Pty Limited [1]	Provision of high speed residential internet service	Australia	100	100
57.	Optus Calling Cards Pty Limited [*]	Provision of calling card sales commissions	Australia	100	100
58.	Optus CMM Holdings Pty Limited [*]	Investment holding company	Australia	100	100
59.	Optus Data & Business Holdings Pty Limited [*]	Dormant	Australia	100	100
60.	Optus Data Centres Pty Limited [1]	Provision of data communication services	Australia	100	100
61.	Optus ECommerce Pty Limited [*]	Provider of marketsite and related activities	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
62.	Optus EPayments Ventures Pty Limited [*]	Provision of network capacity	Australia	100	100
63.	Optus ESolutions Pty Limited [*]	Provider of E-solutions products	Australia	100	100
64.	Optus Finance Pty Limited [1]	Provision of financial services to the Optus Group	Australia	100	100
65.	Optus Insurance Services Pty Limited [*]	Provision of handset insurance and related services	Australia	100	100
66.	Optus Internet Pty Limited [1]	Provision of internet services for retail customers	Australia	100	100
67.	Optus Investments Pty Limited [*]	Investment holding company	Australia	100	100
68.	Optus Kylie Holdings Pty Limited [*]	Portfolio investment holding company	Australia	100	100
69.	Optus Mobile Holdings Pty Limited [*]	Investment holding company	Australia	100	100
70.	Optus Mobile Investments Pty Limited [1]	Investment holding company	Australia	100	100
71.	Optus Mobile Pty Limited [1]	Provision of mobile phone services	Australia	100	100
72.	Optus Multimedia Pty Limited [1]	Investment holding company	Australia	100	100
73.	Optus Narrowband Pty Limited [*]	Provision of narrow band portal content services	Australia	100	100
74.	Optus Networks Pty Limited [1]	Provision of telecommunications services	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
75.	Optus Rental & Leasing Pty Limited (*)	Provision of rental and leasing of equipment to customers	Australia	100	100
76.	Optus Retailco Pty Limited (*)	Dormant	Australia	100	100
77.	Optus Stockco Pty Limited (*)	Purchases of Optus Group handsets	Australia	100	100
78.	Optus Superannuation Pty Limited (*)	Provision of trustee services including superannuation schemes to the Optus Group	Australia	100	100
79.	Optus Systems Pty Limited (1)	Provision of information technology services to the Optus Group	Australia	100	100
80.	Optus Telephony Pty Limited (*)	Provision of residential telephony products	Australia	100	100
81.	Optus Vision Holdings Pty Limited (*)	Dormant	Australia	100	100
82.	Optus Vision Interactive Pty Limited (*)	Provision of interactive television service	Australia	100	100
83.	Optus Vision Investments Pty Limited (*)	Investment holding company	Australia	100	100
84.	Optus Vision Media Pty Limited (*)(3)	Provision of broadcasting related services	Australia	20.0	20.0
85.	Optus Vision Pty Limited (*)	Provision of telecommunications services	Australia	100	100
86.	Pastel Limited (*)	Investment holding company	Mauritius	100	100

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
87.	Prepaid Services Pty Limited [1]	Distribution of prepaid mobile telephony related products	Australia	100	100
88.	Reef Networks Pty Ltd [*]	Operation and maintenance of fibre optic network between Brisbane and Cairns	Australia	100	-
89.	Satellite Platform Investment Pty Limited [*]	Provision of satellite related services	Australia	100	100
90.	Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment	Singapore	60.0	60.0
91.	Shanghai Zhong Sheng Information Technology Co., Ltd. [**][4]	Provision of information technology training and software resale	People's Republic of China	70.0	70.0
92.	Sibalo Pty Limited [1]	Engaged in retailing of mobile products	Australia	100	100
93.	Simplus Mobile Pty Limited [1]	Provision of mobile phone services and related activities	Australia	100	100
94.	Singapore Telecom ADSB (Netherlands Antilles) N.V.	Dormant	Netherlands Antilles	90.0	90.0
95.	Singapore Telecom Australia Investments Pty Limited [*]	Investment holding company	Australia	100	100
96.	Singapore Telecom Australia Pty Limited [*]	Provision of managed facsimile services	Australia	100	100
97.	Singapore Telecom Hong Kong Limited [*]	Provision of telecommunications systems and services	Hong Kong	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
98.	Singapore Telecom India Private Limited (*)	Engaged in general liaison and support services	India	100	100
99.	Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services	Singapore	100	100
100.	Singapore Telecom Japan Co Ltd (*)	Provision of telecommunications services and all related activities	Japan	100	100
101.	Singapore Telecom Korea Limited (*)	Provision of telecommunications services and all related activities	South Korea	100	100
102.	Singapore Telecom Mobile Pte Ltd	Operation and provision of cellular mobile telecommunications systems and services and investment holding	Singapore	100	100
103.	Singapore Telecom Paging Pte Ltd	Provision of paging and public mobile data services	Singapore	100	100
104.	Singapore Telecom Taiwan Limited (*)	Provision of telecommunications services and other related business	Taiwan	100	100
105.	Singapore Telecom USA, Inc.	Provision of telecommunications services and engineering and marketing services for telecommunications networks in USA	USA	100	100
106.	SingaSat Pte Ltd	Investment holding company	Singapore	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
107.	SingNet Pte Ltd	Provision of value-added services and internet-related services	Singapore	100	100
108.	SingTel ADSB (Netherlands) B.V.	Dormant	Netherlands	90.0	90.0
109.	SingTel Asian Investments Pte Ltd	Investment holding company	Singapore	100	100
110.	SingTel Australia Holding Pte Ltd	Investment holding company	Singapore	100	100
111.	SingTel Australia Investment Ltd	Investment holding company	British Virgin Islands	100	100
112.	SingTel (Cambodia) Private Limited (**)	Dormant	Cambodia	100	100
113.	SingTel EInvestments Pte Ltd	Dormant	Singapore	100	100
114.	SingTel (Europe) Limited (*)	Provision of telecommunications services	United Kingdom	100	100
115.	SingTel i2i Private Limited (*)	Investment holding company	Mauritius	100	100
116.	SingTel Interactive Pte Ltd	Dormant	Singapore	100	100
117.	SingTel Investments Private Limited	Portfolio investment holding company	Singapore	100	100
118.	SingTel (Jersey) Private Limited	Dormant	Jersey	100	100
119.	SingTel Mobile Sales Pte Ltd	Dormant	Singapore	100	100

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
120.	SingTel Optus Pty Limited (*)	Investment holding company	Australia	100	100
121.	SingTel (Philippines), Inc (*)	Engaged in general liaison and support services	Philippines	100	100
122.	SingTel Services Australia Pty Limited (1)	Dormant	Australia	100	100
123.	SingTel Strategic Investments Pte Ltd	Investment holding company	Singapore	100	100
124.	SingTel Ventures (Cayman) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Cayman Islands	100	100
125.	SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies	Singapore	100	100
126.	SingTelSat Pte Ltd	Provision of satellite capacity for telecommunications and video broadcasting services	Singapore	100	100
127.	Source Integrated Networks Pty Limited (1)	Provision of data communications and network services	Australia	100	100
128.	ST Paging Pte Ltd	Dormant	Singapore	100	100
129.	STEL Information Technology (Shanghai) Co Ltd (**)(4)	Provision of data processing and programming services for holding company and technical services related to telecommunications information services	People's Republic of China	100	100

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
130.	STI (Australia) Holding Pte Ltd	Dormant	Singapore	100	100
131.	Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment	Singapore	100	100
132.	Sudong Sdn Bhd (*)	Management, provision and operations of a call centre for telecommunications services	Malaysia	100	100
133.	TE International (S) Pte Ltd	Investment holding company	Singapore	100	100
134.	Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment	Singapore	100	100
135.	Thai Page Pte Ltd	Dormant	Singapore	100	100
136.	Ue Access Pty Limited (1)	Provision of telecommunications services	Australia	100	-
137.	Ue Vialight Pty Limited (*)	Dormant	Australia	100	-
138.	Uecomm Limited (1)	Investment holding company	Australia	100	-
139.	Uecomm Operations Pty Limited (1)	Provision of data communication services	Australia	100	-
140.	Unite.Com Pty Limited (1)	Provision of telecommunications services	Australia	100	-

	Name of subsidiary company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
141.	VR Music TV Pty Limited (*)	Dormant	Australia	100	100
142.	World Wide Web Pty Limited (*)	Dormant	Australia	100	100
143.	XYZed LMDS Holdings (*)	Dormant	Australia	100	100
144.	XYZed LMDS Pty Limited (*)	Provision of telecommunications related services	Australia	100	100
145.	XYZed Pty Limited (1)	Provision of telecommunications related services	Australia	100	100
146.	Yes Direct Pty Limited (*)	Dormant	Australia	100	100
147.	ZapSurf Private Limited	Dormant	Singapore	100	100
148.	Zeus Digital Asset Services Pte Ltd (formerly known as Bridge Mobile Pte Ltd)	Dormant	Singapore	100	100

All companies are audited by PricewaterhouseCoopers, Singapore, except for the following:
(*) Audited by PricewaterhouseCoopers firms outside Singapore.
(**) Audited by other firms.
(***) No statutory audit is required as the entities were incorporated towards the end of the financial year.

Notes:
(1) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.
(2) Subsidiary company's financial year end was changed from 31 December to 31 March in the current financial year.
(3) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.
(4) Subsidiary company's financial year end is 31 December.

45.2 Associated companies

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group 2005 %	2004 %
1.	Abacus Travel Systems Pte Ltd [2]	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems	Singapore	30.0	30.0
2.	ADSB Telecommunications B.V.	Dormant	Netherlands	25.6	25.6
3.	Advanced Info Service Public Company Limited [1]	Provision of cellular telecommunications, call center and data transmission	Thailand	21.5	21.5
4.	APT Satellite Holdings Limited [6]	Investment holding company	Bermuda	20.3	20.3
5.	APT Satellite International Company Limited [6]	Investment holding company	British Virgin Islands	28.6	28.6
6.	Asiacom Philippines, Inc. [5] [7]	Investment holding company	Philippines	-	40.0
7.	Bharti Telecom Limited [1]	Investment holding company	India	27.0	27.0
8.	Bharti Tele-Ventures Limited [1]	Provision of telecommunication services in cellular, fixed line, national long distance and group data and enterprise solutions	India	28.5	28.5
9.	Globe Telecom Holdings, Inc [5]	Under voluntary liquidation	Philippines	47.6	46.1
10.	Globe Telecom, Inc. [5] [8]	Provision of cellular, international and fixed line telecommunications services	Philippines	-	40.1

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of associated company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
11.	Infoserve Technology Corp. [3]	Provision of communications, internet, VPN and solution services	Cayman Islands	25.0	25.0
12.	MediaCorp Press Ltd [2]	The company was disposed during the financial year	Singapore	-	24.4
13.	New Century Infocomm Tech Co., Ltd. [3]	Provision of fixed line telecommunications services	Taiwan	24.5	24.5
14.	PT Telekomunikasi Selular [4]	Provision of cellular telecommunications services	Indonesia	35.0	35.0
15.	Singapore Post Limited	Operation and provision of postal services	Singapore	30.9	31.0
16.	VA Dynamics Sdn Bhd [1]	Distribution of networking cables and related products	Malaysia	49.0	49.0

Notes:
(1) Audited by PricewaterhouseCoopers firms outside Singapore.
(2) Audited by Ernst & Young.
(3) Audited by Deloitte Touche Tohmatsu.
(4) Audited by Siddharto Siddharto & Widjaja (a member firm of KPMG).
(5) Audited by SGV & Co (a member firm of Ernst & Young).
(6) Audited by KPMG.
(7) During the financial year, the Group reclassified Asiacom Philippines, Inc. from an associated company to a joint venture company as the Group exercises joint control over the entity.
(8) During the financial year, the Group increased its equity interest in Globe Telecom, Inc. from 40.1% to 44.6%. Following this increase, Globe Telecom, Inc is reclassified from an associated company to a joint venture company as the Group exercises joint control over the entity.

45.3 Joint venture companies

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
1.	Acasia Communications Sdn Bhd (*)	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia	Malaysia	16.7	16.8
2.	ACPL Marine Pte Ltd	Owning, operating and managing of maintenance-cum-laying cableships	Singapore	41.7	41.7
3.	APT Satellite Telecommunications Limited (**) (1)	Provision of telecommunications services	Hong Kong	56.2	56.2
4.	Arus Dimensi Sdn Bhd (**)	Provision of information technology services	Malaysia	49.0	49.0
5.	ASEAN Cableship Pte Ltd	An operator of a cable repair vessel for repair and maintenance of submarine telecommunications cables.	Singapore	16.7	16.7
6.	ASEAN Telecom Holdings Sdn Bhd (*)	Investment holding company	Malaysia	16.7	17.6
7.	Asiacom Philippines, Inc. (2)	Investment holding company	Philippines	40.0	-
8.	Bharti Aquanet Limited (*)	To build, operate and maintain a cable landing station and carrier hotels in India	India	49.0	49.0
9.	Bridge Mobile Pte Ltd	Provision of regional mobile services	Singapore	44.0	-
10.	Digital Network Access Communications Pte Ltd (**)	Provision of analogue and digital public trunk radio services	Singapore	50.0	50.0

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
11.	Globe Telecom, Inc. [3]	Provision of cellular, international and fixed line telecommunications services	Philippines	44.6	-
12.	ILJIN C2C Ltd [*]	Operation and provision of telecommunications facilities and services	South Korea	29.2	29.2
13.	Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant	Singapore	50.0	50.0
14.	Integrated Payment Venture Pte Ltd	Dormant	Singapore	50.0	50.0
15.	International Cableship Pte Ltd	Ownership and chartering of cableships	Singapore	45.0	45.0
16.	Main Event Television Pty Limited [**]	Provision of cable television programmes	Australia	33.3	33.3
17.	Network i2i Limited [*]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity	Mauritius	50.0	50.0
18.	Pacific Carriage Holdings Limited [**]	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended 31 March 2005

	Name of joint venture company	Principal activities	Country of incorporation	Percentage of effective equity held by the Group	
				2005 %	2004 %
19.	PT Bukaka SingTel International (*)	Operation of fixed public switch telephone network services in eastern Indonesia	Indonesia	40.0	40.0
20.	Radiance Communications Pte Ltd (**)	The sale, distribution, installation and maintenance of telecommunications equipment in Singapore	Singapore	50.0	50.0
21.	Southern Cross Cable Holdings Limited (*)	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems	Bermuda	40.0	40.0
22.	TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park	Singapore	40.0	40.0
23.	Virgin Mobile (Australia) Pty Limited (**)	Provision of telecommunications services and products	Australia	25.9	30.2

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:
(*) Audited by a PricewaterhouseCoopers firm outside Singapore.
(**) Audited by other firms.

Notes:
(1) The Group regards the company as a joint venture company, notwithstanding that it holds more than 50% of the company's issued share capital, because it exercises joint control.
(2) During the financial year, the Group reclassified Asiacom Philippines, Inc. from an associated company to a joint venture company as the Group exercises joint control over the entity.
(3) During the financial year, the Group increased its equity interest in Globe Telecom, Inc. from 40.1% to 44.6%. Following this increase, Globe Telecom, Inc is reclassified from an associated company to a joint venture company as the Group exercises joint control over the entity.

nda Leung

om: ASX.Online@asx.com.au
ent: Wednesday, June 29, 2005 8:07 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240422.pdf

ASX confirms the release to the market of Doc ID: 240422 as follows:
Release Time: 29-Jun-2005 10:06:22
ASX Code: SGT
File Name: 240422.pdf
Your Announcement Title: Circular and Notice of EGM

/inda Leung

/rom: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 8:07 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240425.pdf

ASX confirms the release to the market of Doc ID: 240425 as follows:
Release Time: 29-Jun-2005 10:07:04
ASX Code: SGT
File Name: 240425.pdf
Your Announcement Title: AGM EGM Proxy Forms and Request Slip


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

ANNUAL GENERAL MEETING PROXY FORM

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, this Proxy Form is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ____ (Name)

____ (NRIC/Passport Number)

of ____ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting, as my/our proxy/proxies to attend, speak and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 13th Annual General Meeting of the Company to be held at the NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 29 July 2005 at 3.00 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Annual General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To receive and adopt the Financial Statements, Directors' Report and Auditors' Report		
2	To declare a first and final dividend of $53^{1}/_{3}$% or 8.0 cents per share and a special dividend of $33^{1}/_{3}$% or 5.0 cents per share, less income tax		
3	To re-elect Mr Heng Swee Keat as Director		
4	To re-elect Mr Simon Israel as Director		
5	To re-elect Professor Tommy Koh as Director		
6	To re-elect Mr Nicky Tan Ng Kuang as Director		
7	To approve Directors' fees payable by the Company		
8	To appoint Auditors and authorise the Directors to fix their remuneration		
9	To approve the proposed share issue mandate		
10	To authorise the Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999		
11	To authorise the Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan		

Dated this ________________ day of ________________ 2005

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the Ordinary Shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Annual General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Annual General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

EXTRAORDINARY GENERAL MEETING PROXY FORM

IMPORTANT

1. For investors who have used their CPF monies to buy shares ("CPF investors") in the capital of Singapore Telecommunications Limited, the Circular to Shareholders and CUFS Holders dated 29 June 2005 and this Proxy Form are forwarded to them at the request of their CPF Approved Nominees and are sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name)

______________________________ (NRIC/Passport Number)

of ______________________________ (Address),

being a member/members of Singapore Telecommunications Limited (the "Company"), hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (Please delete as appropriate)

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting, as my/our proxy/proxies to attend, speak and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at the NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 29 July 2005 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 13th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided below whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as the proxy/proxies may think fit, as the proxy/proxies will on any other matter arising at the Extraordinary General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To approve the proposed participation by the Relevant Person specified in paragraph 2.2 of the Circular to Shareholders and CUFS Holders dated 29 June 2005 in the SingTel Performance Share Plan		
2	To approve the proposed renewal of the Share Purchase Mandate		

Dated this ______________ day of ______________ 2005

Total Number of Ordinary Shares Held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ THE FOLLOWING NOTES.

Notes:

1. If you have Ordinary Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Ordinary Shares. If you have Ordinary Shares registered in your name in the Register of Members, you should insert that number of Ordinary Shares. If you have Ordinary Shares entered against your name in the Depository Register and Ordinary Shares registered in your name in the Register of Members, you should insert the aggregate number of Ordinary Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the Proxy Form shall be deemed to relate to all the Ordinary Shares held by you.

2. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member of the Company entitled to attend, speak and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend, speak and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the Meeting will be a member's proxy by default if either or both of the proxies appointed does/do not attend the Extraordinary General Meeting. In the case of an appointment of two proxies in the alternative, the Chairman of the Meeting will be a member's proxy by default if both of the proxies appointed do not attend the Extraordinary General Meeting.

4. The Proxy Form must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The Proxy Form must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the Proxy Form is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the Proxy Form. In addition, in the case of Ordinary Shares entered in the Depository Register, the Company may reject any Proxy Form lodged if the member, being the appointor, is not shown to have Ordinary Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

29 June 2005

Dear Shareholder

This year's annual report, as in the previous years, comprises two separate reports:

(i) the Summary Financial Report which contains a review of the SingTel Group for the financial year ended 31 March 2005 and a summary of the audited financial statements of the Company and the Group; and

(ii) the Annual Report which contains the full financial statements of the Company and the Group for the financial year ended 31 March 2005.

The Summary Financial Report is automatically provided (unless instructed otherwise) to all existing SingTel shareholders. The Annual Report is provided at no cost **upon request**.

To receive a copy of the Annual Report for this year and for future years, or to make changes to your earlier requests, please tick the appropriate box below and return the Request Form to SingTel **no later than 7 July 2005**. If we do not receive your Request Form, we will take it that you do not wish to receive copies of the Annual Report for this year and future years for so long as you are a SingTel shareholder and that you do not wish to change your previous requests. This request will supersede all earlier requests.

Yours faithfully
For and on behalf of
Singapore Telecommunications Limited

Ms Chan Su Shan
Company Secretary

REQUEST FORM

To: Singapore Telecommunications Limited

N.B. Please tick one box only.

[ ] Please send me a copy of the Summary Financial Report for the financial year 2004/2005 and for as long as I am a SingTel shareholder.

[ ] Please send me a copy of the Annual Report, in addition to the Summary Financial Report, for the financial year 2004/2005 and for as long as I am a SingTel shareholder.

[ ] I do not wish to receive copies of the Summary Financial Report or the Annual Report for so long as I am a SingTel shareholder.

Name of Shareholder: ______________________

NRIC/Passport Number: ______________________

Mailing Address: ______________________

Signature: ______________________ Date: ______________________

1st fold

2nd fold

Postage will
be paid
by addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO.02601

The Secretariat
Singapore Telecommunications Limited
10 Eunos Road 8
#02-36 Singapore Post Centre
Singapore 408600

3rd fold



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

Proxy Form



Annual General Meeting

IMPORTANT: Holders of CHESS Units of Foreign Financial Products in shares in the Company ("CUFS") do not have an automatic right to attend, speak and vote at the meeting. If a CUFS Holder wishes to attend, speak and vote at the meeting, the CUFS Holder MUST sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form. If the CUFS Holder wishes to nominate a proxy/proxies to attend, speak and vote at the meeting, the CUFS Holder MUST complete Part III and Part IV (in each case where relevant), sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form.

To complete the Proxy Form, please see the instructions in the Notes attached to this form and refer to the accompanying documents for details of each Resolution.

I. CHESS Depositary Nominees Pty Ltd ("**CDN**") of 20 Bridge Street, Sydney NSW 2000, Australia, a holder of shares in SINGAPORE TELECOMMUNICATIONS LIMITED (the "**Company**"), hereby appoints:

II.

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)



I 1234567890 JNT

CHESS Units of Foreign Financial Products relating to shares in the Company ("**CUFS**") in respect of which the proxy is appointed: 123456

OR failing him/her, the person whose details are given in Part III below provided that such details have been verified in Part VI below by the affixing of the seal or the signature of or on behalf of the person named in this Part II and on the basis that such person is authorised to vote in respect of the proportion or number of the CUFS referred to in this Part II shown in Part III below or if no proportion or number is so shown, in respect of the whole of the said CUFS:

III. Name ______ Proportion of CUFS (%) OR the number of CUFS for this Proxy Form ______ **% OR** ______

OR failing the person referred to in this Part III (if any), the Chairman of the Meeting in respect of the relevant CUFS specified in this Part III (or if no proportion or number is so shown, in respect of the whole of the CUFS referred to in Part II above), as our proxy/proxies to attend and to vote for us on our behalf and, if necessary, to demand a poll, at the 13th Annual General Meeting of the Company to be held at NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on **Friday, 29 July 2005** at **3.00 pm** and at any adjournment thereof. If no specific direction as to voting is given, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the 13th Annual General Meeting.

IF A CUFS HOLDER IS NOMINATING A SECOND PROXY PLEASE MARK AN "X" IN THIS BOX.



The nomination of a second proxy ***must*** be effected in accordance with the instructions in Part III of the Notes attached. A CUFS Holder must only mark this box on the first Proxy Form and must leave this box blank on the second Proxy Form.

IV. IF A CUFS HOLDER DOES NOT WISH TO DIRECT THE PROXY NOMINATED BY HIM/IT HOW TO VOTE, PLEASE MARK AN "X" IN THIS BOX.



By marking this box, the CUFS Holder acknowledges that where the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting may exercise this proxy even if he has an interest in the outcome of a Resolution which carries a voting exclusion and votes cast by him, other than as proxyholder, will be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of all the Resolutions.

If a CUFS Holder does **NOT** mark an "X" in this box and the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting will not be able to exercise this proxy on a Resolution which carries a voting exclusion if he has an interest in the outcome of the Resolution, and votes cast by him as proxyholder in respect of this proxy on the Resolution will be disregarded unless the CUFS Holder has directed the Chairman of the Meeting as proxy how to vote below on the Resolution.

Securityholder Reference Number (SRN)



I 1234567890 JNT

VOTING DIRECTIONS TO PROXY – A CUFS HOLDER SHOULD MARK AN 'X' IN THE APPROPRIATE BOX TO INDICATE HOW THE CUFS HOLDER WISHES THE PROXY TO VOTE ON EACH RESOLUTION (SEE ALSO THE INSTRUCTIONS IN PART IV OF THE NOTES ATTACHED)

Ordinary Resolutions	For	Against	Abstain*
1. To receive and adopt the Financial Statements, Directors' Report and Auditors' Report			
2. To declare a first and final dividend of 53 1/3% or 8.0 cents per share and a special dividend of 33 1/3% or 5.0 cents per share, less income tax			
3. To re-elect Mr Heng Swee Keat as Director			
4. To re-elect Mr Simon Israel as Director			
5. To re-elect Professor Tommy Koh as Director			
6. To re-elect Mr Nicky Tan Ng Kuang as Director			

Ordinary Resolutions	For	Against	Abstain*
7. To approve Directors' fees payable by the Company			
8. To appoint Auditors and authorise the Directors to fix their remuneration			
9. To approve the proposed share issue mandate			
10. To authorise Directors to allot/issue shares pursuant to the exercise of options granted under the Singapore Telecom Share Option Scheme 1999			
11. To authorise Directors to grant awards and allot/issue shares pursuant to the SingTel Performance Share Plan			

* If a CUFS Holder marks the Abstain box for a particular Resolution, the CUFS Holder is directing the proxy nominated by him/it not to vote on behalf of CDN on a show of hands or a poll.

V. **CHESS Depositary Nominees Pty Ltd**

Ms Chan Su Shan
Company Secretary
Singapore Telecommunications Limited
(Agent for CHESS Depositary Nominees Pty Ltd)

(Please see Part V of the Notes section attached)

VI. **TO BE COMPLETED BY A CUFS HOLDER IF HE/IT WISHES TO ATTEND, SPEAK AND VOTE AT THE MEETING, OR WISHES TO NOMINATE A PROXY/PROXIES UNDER PART III ABOVE. THIS PART MUST BE SIGNED IN ACCORDANCE WITH THE INSTRUCTIONS IN PART VI OF THE NOTES ATTACHED.**

Individual 1	Individual 2	Individual 3
Signature of CUFS Holder/Sole Director and sole Secretary	Signature of Director	Signature of Director/Secretary

Dated this ______ day of ____________ 2005

____
Daytime Telephone Number





NOTES – How to complete the proxy form

III.

1. A CUFS Holder may nominate not more than two natural persons (including the Chairman of the Meeting) to attend and vote at the 13th Annual General Meeting in his/its place as proxy for CDN in respect of his/its CUFS. A proxy need not be a member of the Company.

   If a CUFS Holder leaves Part III of the Proxy Form blank or the proxy/proxies nominated by the CUFS Holder in Part III does/do not attend the meeting, the Chairman of the Meeting will be the CUFS Holder's proxy by default and will vote as proxy for CDN in respect of the CUFS Holder's CUFS <u>if the CUFS Holder does not attend the meeting.</u>

2. If a CUFS Holder wishes to nominate a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Australian registry, Computershare Investor Services Pty Limited, at telephone number 1800 501 501, or the CUFS Holder may copy this form.

   To nominate a second proxy a CUFS Holder must:

   (a) indicate that he/it wishes to nominate a second proxy by marking an "X" in the box at the end of Part III on the first Proxy Form. A CUFS Holder must leave the box at the end of Part III blank on the second Proxy Form;

   (b) on the first Proxy Form state the proportion or number of CUFS applicable to the first proxy;

   (c) on the second Proxy Form state the proportion or number of CUFS applicable to the second proxy; and

   (d) return both Proxy Forms together in the same envelope.

   A CUFS Holder who wishes to nominate more than one proxy to attend the 13th Annual General Meeting must specify the proportion or number of CUFS to be represented by each proxy. If no proportion or number of CUFS is specified, the proxy named in the first Proxy Form shall be deemed to be entitled to vote in respect of 100 per cent. of the CUFS of his nominator and the proxy named in the second Proxy Form shall be deemed to be appointed in the alternate.

IV.

A CUFS Holder who wishes to nominate a proxy/proxies to attend and vote at the 13th Annual General Meeting should mark an "X" in the appropriate box against each Resolution to indicate how he/it wishes the proxy/proxies to vote. If the Proxy Form is returned without any indication as to how the proxy/proxies must vote, subject as otherwise provided in Part IV of the Proxy Form, the proxy/proxies may vote as he thinks/they think fit. If a CUFS Holder marks more than one box on a Resolution, his/its vote on that Resolution will be invalid.

V.

The Proxy Form, duly executed, must be lodged by the CUFS Holder not less than 48 hours before the time appointed for the 13th Annual General Meeting at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia.

Any Proxy Form received after that time will not be valid for the scheduled meeting.

CUFS Holders do not have an automatic right to attend, speak and vote at the 13th Annual General Meeting. A CUFS Holder who wishes to attend, speak and vote at the 13th Annual General Meeting MUST complete (where relevant), sign/execute, and return the Proxy Form in accordance with the instructions in these Notes.

VI.

If a CUFS Holder wishes to attend, speak and vote at the 13th Annual General Meeting, or wishes to nominate a proxy/proxies, this Proxy Form must be signed by the CUFS Holder or his attorney duly authorised in writing or, if the CUFS Holder is a corporation, executed under its common seal or by a duly authorised officer of the corporation or under the hand of its attorney duly authorised in writing. In the case of joint CUFS Holders, all joint CUFS Holders must sign the Proxy Form.

If the Proxy Form is being signed on behalf of a CUFS Holder by an attorney, then the CUFS Holder must have already lodged the power of attorney or a duly certified copy of the power of attorney with the Company or, alternatively, must attach the power of attorney or a certified copy of the power of attorney to the Proxy Form when it is lodged.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the CUFS Holder are not ascertainable from the CUFS Holder's instructions specified in the Proxy Form.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Computershare Investor Services Pty Limited

Singapore Telecommunications Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060, Australia
Delivery: Level 3, 60 Carrington Street, Sydney
New South Wales 2000, Australia
Facsimile 612 8235 8220

Collection and Disclosure Statement

YOUR PERSONAL INFORMATION AND THE ROLE OF THE SECURITIES REGISTRAR

Computershare Investor Services Pty Limited (ABN 48 078 279 277) ("CIS") understands that your privacy is important to you.

In its capacity as registrar for securities issuers ("our clients"), CIS collects personal information. Such information may include your name, address, securityholding balance, tax file number and bank account details. The primary purpose of collection of personal information is for the maintenance of our clients' registers of securityholders, facilitating distribution payments and other corporate actions and communications. If you do not provide complete and accurate information, we may not be able to effectively maintain your securityholding.

The Corporations Act 2001, Privacy Act 1988 and rules such as the ASTC Settlement Rules govern the collection, use and disclosure of your personal information.

Your personal information may be disclosed to the securities issuer, persons inspecting securities registers, bidders for your securities in the context of take-overs, regulatory bodies, including the Australian Tax Office, and authorised securities brokers. Your personal information may also be disclosed to contracted external service providers for the purpose of paying distributions and mailing corporation communication such as notice of meetings, proxy forms, annual reports and other information that our clients may wish to communicate to their securityholders. These disclosures are either required or permitted by the Corporations Act 2001, the ASTC Settlement Rules or other legislation.

Under the National Privacy Principles, you can access personal information that we hold about you although there are some exceptions to this. You also have the right to request that we correct information about you which is inaccurate, incomplete or out of date. If you wish to do so, please contact the relevant CIS office at the address set out on the documentation sent to you in relation to your securityholding. If your securityholding is broker sponsored, you need to contact that broker to update your registered name or address.

To ensure the integrity and safety of securityholders' personal information, CIS will only disclose to securityholders such information if our internal procedures are satisfied. In certain cases we may charge you a fee for access to information but we will inform you at the time.

In accordance with the Corporations Act 2001 and subject to compliance with the requirements of the Privacy Act 1988, you may be sent material (including marketing material) approved by the securities issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS on 1300 850 505 or 61 3 9415 4000 outside Australia.



SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

Proxy Form



Extraordinary General Meeting

IMPORTANT: Holders of CHESS Units of Foreign Financial Products in shares in the Company ("CUFS") do not have an automatic right to attend, speak and vote at the meeting. If a CUFS Holder wishes to attend, speak and vote at the meeting, the CUFS Holder MUST sign/execute Part IV, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form. If the CUFS Holder wishes to nominate a proxy/proxies to attend, speak and vote at the meeting, the CUFS Holder MUST complete Part III and Part IV (in each case where relevant), sign/execute Part VI, and return this Proxy Form in accordance with the instructions in the Notes to this Proxy Form.

To complete the Proxy Form, please see the instructions in the Notes attached to this form and refer to the accompanying Circular to Shareholders and CUFS Holders dated 29 June 2005 for details of each Resolution.

I. CHESS Depositary Nominees Pty Ltd ("**CDN**") of 20 Bridge Street, Sydney NSW 2000, Australia, a holder of shares in SINGAPORE TELECOMMUNICATIONS LIMITED (the "**Company**"), hereby appoints:

II.

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)



I 1234567890 JNT

CHESS Units of Foreign Financial Products relating to shares in the Company ("**CUFS**") in respect of which the proxy is appointed: 123456

OR failing him/her, the person whose details are given in Part III below provided that such details have been verified in Part VI below by the affixing of the seal or the signature of or on behalf of the person named in this Part II and on the basis that such person is authorised to vote in respect of the proportion or number of the CUFS referred to in this Part II shown in Part III below or if no proportion or number is so shown, in respect of the whole of the said CUFS:

III. Name ______ Proportion of CUFS (%) OR the number of CUFS for this Proxy Form ____ % OR ____

OR failing the person referred to in this Part III (if any), the Chairman of the Meeting in respect of the relevant CUFS specified in this Part III (or if no proportion or number is so shown, in respect of the whole of the CUFS referred to in Part II above), as our proxy/proxies to attend and to vote for us on our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on **Friday, 29 July 2005** at **3.30 pm** (or so soon thereafter following the conclusion or adjournment of the 13th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) and at any adjournment thereof. If no specific direction as to voting is given, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.

IF A CUFS HOLDER IS NOMINATING A SECOND PROXY PLEASE MARK AN "X" IN THIS BOX.



The nomination of a second proxy ***must*** be effected in accordance with the instructions in Part III of the Notes attached. A CUFS Holder must only mark this box on the first Proxy Form and must leave this box blank on the second Proxy Form.

IV. IF A CUFS HOLDER DOES NOT WISH TO DIRECT THE PROXY NOMINATED BY HIM/IT HOW TO VOTE, PLEASE MARK AN "X" IN THIS BOX.



By marking this box, the CUFS Holder acknowledges that where the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting may exercise this proxy even if he has an interest in the outcome of a Resolution which carries a voting exclusion and votes cast by him, other than as proxyholder, will be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of all the Resolutions.

If a CUFS Holder does **NOT** mark an "X" in this box and the Chairman of the Meeting (whether nominated or by default) is proxy in respect of the CUFS Holder's CUFS, the Chairman of the Meeting will not be able to exercise this proxy on a Resolution which carries a voting exclusion if he has an interest in the outcome of the Resolution, and votes cast by him as proxyholder in respect of this proxy on the Resolution will be disregarded unless the CUFS Holder has directed the Chairman of the Meeting as proxy how to vote below on the Resolution.

Securityholder Reference Number (SRN)



I 1234567890 JNT

VOTING DIRECTIONS TO PROXY – A CUFS HOLDER SHOULD MARK AN 'X' IN THE APPROPRIATE BOX TO INDICATE HOW THE CUFS HOLDER WISHES THE PROXY TO VOTE ON EACH RESOLUTION (SEE ALSO THE INSTRUCTIONS IN PART IV OF THE NOTES ATTACHED)

Ordinary Resolutions	For	Against	Abstain*
1 To approve the proposed participation by the Relevant Person specified in paragraph 2.2 of the Circular to Shareholders and CUFS Holders dated 29 June 2005 in the SingTel Performance Share Plan			
2 To approve the proposed renewal of the Share Purchase Mandate			

* If a CUFS Holder marks the Abstain box for a particular Resolution, the CUFS Holder is directing the proxy nominated by him/it not to vote on behalf of CDN on a show of hands or a poll.

V. **CHESS Depositary Nominees Pty Ltd**

Ms Chan Su Shan
Company Secretary
Singapore Telecommunications Limited
(Agent for CHESS Depositary Nominees Pty Ltd)

(Please see Part V of the Notes section attached)

VI. **TO BE COMPLETED BY A CUFS HOLDER IF HE/IT WISHES TO ATTEND, SPEAK AND VOTE AT THE MEETING, OR WISHES TO NOMINATE A PROXY/PROXIES UNDER PART III ABOVE. THIS PART MUST BE SIGNED IN ACCORDANCE WITH THE INSTRUCTIONS IN PART VI OF THE NOTES ATTACHED.**

Individual 1	Individual 2	Individual 3
Signature of CUFS Holder/Sole Director and sole Secretary	Signature of Director	Signature of Director/Secretary

Dated this ______ day of ____________ 2005

____
Daytime Telephone Number



NOTES – How to complete the proxy form



1. A CUFS Holder may nominate not more than two natural persons (including the Chairman of the Meeting) to attend and vote at the Extraordinary General Meeting in his/its place as proxy for CDN in respect of his/its CUFS. A proxy need not be a member of the Company.

   If a CUFS Holder leaves Part III of the Proxy Form blank or the proxy/proxies nominated by the CUFS Holder in Part III does/do not attend the meeting, the Chairman of the Meeting will be the CUFS Holder's proxy by default and will vote as proxy for CDN in respect of the CUFS Holder's CUFS if the CUFS Holder does not attend the meeting.

2. If a CUFS Holder wishes to nominate a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Australian registry, Computershare Investor Services Pty Limited, at telephone number 1800 501 501, or the CUFS Holder may copy this form.

   To nominate a second proxy a CUFS Holder must:

   (a) indicate that he/it wishes to nominate a second proxy by marking an "X" in the box at the end of Part III on the first Proxy Form. A CUFS Holder must leave the box at the end of Part III blank on the second Proxy Form;

   (b) on the first Proxy Form state the proportion or number of CUFS applicable to the first proxy;

   (c) on the second Proxy Form state the proportion or number of CUFS applicable to the second proxy; and

   (d) return both Proxy Forms together in the same envelope.

   A CUFS Holder who wishes to nominate more than one proxy to attend the Extraordinary General Meeting must specify the proportion or number of CUFS to be represented by each proxy. If no proportion or number of CUFS is specified, the proxy named in the first Proxy Form shall be deemed to be entitled to vote in respect of 100 per cent. of the CUFS of his nominator and the proxy named in the second Proxy Form shall be deemed to be appointed in the alternate.



A CUFS Holder who wishes to nominate a proxy/proxies to attend and vote at the Extraordinary General Meeting should mark an "X" in the appropriate box against each Resolution to indicate how he/it wishes the proxy/proxies to vote. If the Proxy Form is returned without any indication as to how the proxy/proxies must vote, subject as otherwise provided in Part IV of the Proxy Form, the proxy/proxies may vote as he thinks/they think fit. If a CUFS Holder marks more than one box on a Resolution, his/its vote on that Resolution will be invalid.



The Proxy Form, duly executed, must be lodged by the CUFS Holder not less than 48 hours before the time appointed for the Extraordinary General Meeting at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia.

Any Proxy Form received after that time will not be valid for the scheduled meeting.

CUFS Holders do not have an automatic right to attend, speak and vote at the Extraordinary General Meeting. A CUFS Holder who wishes to attend, speak and vote at the Extraordinary General Meeting MUST complete (where relevant), sign/execute, and return the Proxy Form in accordance with the instructions in these Notes.



If a CUFS Holder wishes to attend, speak and vote at the Extraordinary General Meeting, or wishes to nominate a proxy/proxies, this Proxy Form must be signed by the CUFS Holder or his attorney duly authorised in writing or, if the CUFS Holder is a corporation, executed under its common seal or by a duly authorised officer of the corporation or under the hand of its attorney duly authorised in writing. In the case of joint CUFS Holders, all joint CUFS Holders must sign the Proxy Form.

If the Proxy Form is being signed on behalf of a CUFS Holder by an attorney, then the CUFS Holder must have already lodged the power of attorney or a duly certified copy of the power of attorney with the Company or, alternatively, must attach the power of attorney or a certified copy of the power of attorney to the Proxy Form when it is lodged.

GENERAL

The Company shall be entitled to reject the Proxy Form if it is incomplete, improperly completed or illegible or where the true intentions of the CUFS Holder are not ascertainable from the CUFS Holder's instructions specified in the Proxy Form.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Computershare Investor Services Pty Limited

Singapore Telecommunications Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060, Australia
Delivery : Level 3, 60 Carrington Street, Sydney
New South Wales 2000, Australia
Facsimile 612 8235 8220

Collection and Disclosure Statement

YOUR PERSONAL INFORMATION AND THE ROLE OF THE SECURITIES REGISTRAR

Computershare Investor Services Pty Limited (ABN 48 078 279 277) ("CIS") understands that your privacy is important to you.

In its capacity as registrar for securities issuers ("our clients"), CIS collects personal information. Such information may include your name, address, securityholding balance, tax file number and bank account details. The primary purpose of collection of personal information is for the maintenance of our clients' registers of securityholders, facilitating distribution payments and other corporate actions and communications. If you do not provide complete and accurate information, we may not be able to effectively maintain your securityholding.

The Corporations Act 2001, Privacy Act 1988 and rules such as the ASTC Settlement Rules govern the collection, use and disclosure of your personal information.

Your personal information may be disclosed to the securities issuer, persons inspecting securities registers, bidders for your securities in the context of take-overs, regulatory bodies, including the Australian Tax Office, and authorised securities brokers. Your personal information may also be disclosed to contracted external service providers for the purpose of paying distributions and mailing corporation communication such as notice of meetings, proxy forms, annual reports and other information that our clients may wish to communicate to their securityholders. These disclosures are either required or permitted by the Corporations Act 2001, the ASTC Settlement Rules or other legislation.

Under the National Privacy Principles, you can access personal information that we hold about you although there are some exceptions to this. You also have the right to request that we correct information about you which is inaccurate, incomplete or out of date. If you wish to do so, please contact the relevant CIS office at the address set out on the documentation sent to you in relation to your securityholding. If your securityholding is broker sponsored, you need to contact that broker to update your registered name or address.

To ensure the integrity and safety of securityholders' personal information, CIS will only disclose to securityholders such information if our internal procedures are satisfied. In certain cases we may charge you a fee for access to information but we will inform you at the time.

In accordance with the Corporations Act 2001 and subject to compliance with the requirements of the Privacy Act 1988, you may be sent material (including marketing material) approved by the securities issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS on 1300 850 505 or 61 3 9415 4000 outside Australia.

010230 - V1

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 29, 2005 8:07 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



240418.pdf

ASX confirms the release to the market of Doc ID: 240418 as follows:
Release Time: 29-Jun-2005 10:06:34
ASX Code: SGT
File Name: 240418.pdf
Your Announcement Title: SingTel Summary Financial Report 2004/2005



Singapore Telecommunications Limited
Summary Financial Report 2004/2005

BREAKING BARRIERS BUILDING BONDS

CORPORATE PROFILE

Headquartered in Singapore, Singapore Telecommunications Limited ("SingTel") is Asia's leading communications group, with operations and investments in more than 20 countries and territories worldwide.

We provide a diverse range of services to meet the communications needs of our consumers and corporate customers, including mobile and fixed-line voice and data, narrowband and broadband Internet services as well as integrated Information Technology ("IT") and communications solutions.

In Singapore, SingTel is the market leader in the telecommunications industry with more than 125 years of operating experience. Leveraging on our extensive experience in Singapore, we have successfully expanded overseas. In Australia, we have significant presence through our wholly-owned subsidiary, SingTel Optus – the second largest communications company in the country. Our other investments in Asia include AIS in Thailand, Bharti in India, Globe in the Philippines and Telkomsel in Indonesia.

Our overseas presence further extends to 35 SingTel Global Offices located in Asia Pacific, Western Europe and North America that deliver one-stop quality network solutions to meet the needs of our multinational clients, and a pan-Asian chain of 12 world-class data centres that offers a suite of managed hosting telecommunications solutions. These offices and centres are supported by an extensive infrastructure of sophisticated satellite networks and submarine cable systems that provides seamless connectivity across Asia Pacific and to the rest of the world.

Today, SingTel is Asia's largest multi-market mobile operator, serving 65 million mobile customers in the six markets of Singapore, Australia, India, Indonesia, the Philippines and Thailand.

SingTel has more than 19,000 employees around the world who embrace Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence as their core values to build Asia Pacific's best communications group.

CONTENTS

BREAKING BARRIERS • BUILDING BONDS

Our vision is to be Asia Pacific's best communications group. Key to achieving this vision is our mission of breaking barriers and building bonds. We seek to break the barriers of distance, time, price, technology and the unknown to connect individuals and businesses across the world; we strive to push the limits of innovation to deliver value to our customers, shareholders and employees; and we aspire to build bonds with our stakeholders by listening to them and anticipating their needs.

GROUP FINANCIAL HIGHLIGHTS

OPERATING REVENUE


S$ million
15,000
10,000
5,000
0
10,259
11,995
12,617
FY02/03
FY03/04
FY04/05

OPERATIONAL EBITDA [(1)] & OPERATIONAL EBITDA MARGIN


S$ million
%
6,000
4,000
2,000
0
50
40
30
3,743
4,288
4,662
36.5
35.7
FY02/03
FY03/04
FY04/05
Operational EBITDA
Operational EBITDA Margin

UNDERLYING NET PROFIT AFTER TAX [(2)]


S$ million
3,000
2,000
1,000
0
2,517
3,060
FY03/04
FY04/05

FREE CASH FLOW [(3)]


S$ million
4,000
3,000
2,000
1,000
0
2,103
3,295
3,062
FY02/03
FY03/04
FY04/05

PROPORTIONATE EBITDA [(1)] - FY04/05


2%
26%
Singapore
Australia
Regional Mobile
Others

REVENUE MIX BY SERVICES - FY04/05


8%
6%
8%
19%
20%
Mobile Communications
National Telephone
Data and Internet
International Telephone
IT and Engineering
Others

(1) *Refers to earnings before interest, tax, depreciation and amortisation.*
(2) *Refers to net profit before goodwill, exceptional items, net contribution of Belgacom, and exchange differences on loan to Optus, net of hedging. Not computed before FY03/04.*
(3) *Refers to cash flow from operating activities less cash capital expenditure.*



CHAIRMAN'S STATEMENT

We are pleased to report that the SingTel Group delivered an impressive set of results for the financial year 2005, meeting the targets that we set a year ago.

Notwithstanding the more competitive environment in Singapore and Australia, we emerged stronger. Our solid performance attests to our commitment to breaking barriers to innovate and deliver value, and to building bonds with our customers and stakeholders.

STRONG FINANCIAL RESULTS

For the year, the Group achieved a record S$12.62 billion in operating revenue, compared to S$12.0 billion in the previous year. Operational EBITDA grew 8.7 per cent to S$4.66 billion, while underlying net profit after tax grew 22 per cent to S$3.06 billion.

Underlying earnings per share grew 26 per cent to 17.8 cents, partly due to a smaller capital base following the completion of the capital reduction exercise in September 2004. Net profit after tax was lower at S$3.27 billion, mainly due to exceptional gains from the divestment of Belgacom in the previous year.

The robust performance of the Group was driven mainly by international expansion. During the year, our operations outside Singapore accounted for 74 per cent of the Group's proportionate revenue and 66 per cent of the Group's EBITDA.

In Singapore, our business returned to growth and free cash flow remained strong.

Optus has executed a dramatic turnaround over the last three years. Its revenue grew faster than the market as a whole. Optus achieved double-digit operational EBITDA growth, expanded its operational margin and generated strong free cash flow. It is now making healthy contributions to Group earnings and cash flows.

DELIVERING CONSISTENT SHAREHOLDER VALUE

With our strong earnings and free cash flow, the Board is recommending an ordinary dividend of 8 cents per share for the year, 25 per cent higher than the 6.4 cents per share for the previous year. In addition, the Board is proposing a special dividend of 5 cents per share. The combined gross dividend of 13 cents per share, amounting to a gross payout of S$2.16 billion to shareholders, represents a yield of over 5 per cent.

This generous payout underscores our confidence in generating strong cash flow and earnings. Including this payout, the Company would have returned S$17 billion in cash to our shareholders since SingTel's listing in 1993.

LEADING IN SINGAPORE

Our Singapore business met the targets set for the year. It generated free cash flow of S$1.53 billion. Underlying net profit after tax rose 15 per cent to S$2.26 billion.

Its operating revenue of S$4.05 billion was stable as growth in data and IT services helped offset declines in international and national telephone revenues. Data and Internet services, the largest revenue contributor, made up 30 per cent of total operating revenue, up from 28 per cent in the previous year.

Revenue from IT and engineering services – offered mainly through our wholly-owned subsidiary, NCS, the largest infocomm technology services company in Singapore – grew 16 per cent.

During the year, NCS expanded its overseas presence with new subsidiaries in the Philippines and Sri Lanka. It also continued to clinch several important local and overseas contracts, including Singapore's first biometric passport project.

In February 2005, we launched our 3G service in Singapore under the *3loGy* brand name. Going forward, we expect revenue from this business to grow steadily and become more significant as 3G technology is adopted more extensively.

GROWING IN AUSTRALIA

In Australia, Optus performed strongly. Its revenue grew faster than the market as a whole. Revenue for the year rose 8.9 per cent to A$6.92 billion. Underlying net profit after tax surged 39 per cent to A$648 million, a record for Optus.

Free cash flow grew 12 per cent to A$1.23 billion, reflecting healthy profit growth and prudent capital expenditure and cash management.

Mobile services continued to be a major contributor to Optus' operating revenue and EBITDA. Its overall customer base grew 6.6 per cent to 5.92 million, representing about one-third share of the market.

During the year, Optus formed an alliance with another carrier to jointly build and operate a 3G network infrastructure across Australia. Through this alliance, Optus can enjoy cost savings, a faster network rollout and better operational efficiencies. We expect to launch 3G services in Australia by end-2005.

Optus Business continued to increase its customer base, with new wins such as Toll Holdings, BP, the Queensland Department of Transport, Western Australian and Victorian Governments.

Optus is now entering a new phase of investment to deliver long-term improvements in revenue and margin growth. During the year, Optus successfully acquired Uecomm and Reef that will further extend its network coverage and reduce its reliance on other carriers. Going forward, Optus has plans for 3G and unbundled local loop to carry voice and data traffic for consumers.

With these investments, Optus is poised to take advantage of structural changes in customer behaviour, with traffic migrating from fixed to mobile, and from narrowband to broadband networks. This will enable Optus to outperform market growth over the medium term.

REAPING RETURNS IN ASIA PACIFIC

Our regional mobile associates – AIS, Bharti, Globe and Telkomsel – continued to reap strong returns. Regional mobile customer base and earnings were up. The Group's share of underlying pre-tax earnings from regional mobile associates increased 28 per cent to S$1.19 billion.

As at 31 March 2005, SingTel, Optus and our four regional mobile associates served 65 million mobile subscribers, the largest mobile base in Asia, outside China. Looking ahead, the prospects are bright as analysts expect more than 230 million new mobile customers in these regional markets over the next five years.

We continued to focus on maximising the value of our existing businesses and developing new alliances. We signed an agreement in November 2004 to form Bridge Mobile, the largest mobile joint venture in Asia Pacific.

The eight joint venture partners are SingTel, Optus, Bharti, Globe, Telkomsel, and leading operators Maxis in Malaysia, Hong Kong CSL and Taiwan Cellular Corporation. Bridge Mobile will establish a common service platform and regional infrastructure for a potential base of over 300 million mobile customers who can enjoy seamless mobile services when they roam within the region.

BALANCING AN EFFICIENT CAPITAL STRUCTURE AND FINANCIAL FLEXIBILITY

Stronger operating cash flows and the disposal of non-core assets have further reduced our leverage. This has given us greater flexibility to capitalise on growth opportunities in our existing businesses as well as to consider new investments. The Group is committed to balancing an efficient capital structure with financial flexibility for growth.

The Group's Return On Invested Capital rose to 16.2 per cent, reflecting our strong earnings growth as well as careful capital management, while Group Net Debt declined 6.7 per cent to S$6.63 billion.

CORPORATE GOVERNANCE

SingTel is committed to the highest standards of corporate governance and fiscal management. The SingTel Board's Nominations Committee has been renamed the Corporate Governance and Nominations Committee. As the name suggests, it is also responsible for developing and reviewing SingTel's corporate governance principles and practices.

Another important initiative introduced during the year was the formalisation of a zero tolerance policy in our fraud investigations. We have put in place a whistle-blowing policy for employees to report suspected fraud and dishonest practices.

Such efforts have helped us to garner several awards during the year, including Best Corporate Governance from FinanceAsia and IR Magazine. We also won the Singapore Corporate Governance and Most Transparent Company awards from Securities Investors Association (Singapore).

CORPORATE SOCIAL RESPONSIBILITY

We believe that a successful company must also be a responsible corporate citizen. Therefore, we place high priority on our corporate social responsibility to the communities where our employees work and live. We demonstrated this commitment during the 26 December 2004 tsunami disaster, when we responded swiftly to help the victims through our 'Helping Our Neighbours' fund.

We continued to extend financial support to charities that help children and young people through our SingTel *Touching Lives Fund*. We also supported the arts through our contribution to the Yong Siew Toh Conservatory of Music Scholarship Fund which recruits music students from the region to pursue higher music studies in Singapore.

In Australia, Optus actively supports charities that deal with youth issues, and groups that promote the arts and sports.

To stay relevant, we need to continually reinvent ourselves. During the year, we reviewed and realigned the SingTel Group's core values to create an organisation-wide culture where Customer Focus, Challenger Spirit, Teamwork, Integrity and Personal Excellence are promoted and embraced.

PROSPECTS FOR THE YEAR AHEAD

The Group's medium-term objective is to grow underlying earnings at double digits. Our Singapore business should continue to generate healthy cash flow and revenues that are comparable with those for the financial year 2005.

In Australia, while revenue growth is expected to moderate, Optus targets to exceed overall market growth. Riding on the success of our international expansion strategy, our regional mobile associates are expected to continue to deliver double-digit earnings growth, driving similar growth in the overall contribution from our associates.

ACKNOWLEDGEMENTS

It has been a challenging yet fulfilling mission to keep SingTel at the forefront of the industry, both in Singapore and the region. For that, I extend my sincere appreciation to our Board of Directors, President and Chief Executive Officer, senior management team, union and dedicated staff. I am confident that, with their continued commitment, we will achieve our vision to be Asia Pacific's best communications group.

On behalf of my fellow Directors, I am also grateful for the loyal support of our customers, shareholders, investors and business partners.



Chumpol NaLamlieng
Chairman

SUMMARY FINANCIAL STATEMENT

For the financial year ended 31 March 2005

IMPORTANT NOTE

The summary financial statement as set out on pages 5 to 16 contains only a summary of the information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost by notifying the Company by 7 July 2005.

SUMMARY DIRECTORS' REPORT

1. DIRECTORS

The directors of the Company in office at the date of this report are:

Chumpol NaLamlieng (Chairman)
Lee Hsien Yang (President and Chief Executive Officer)
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Prof Tommy Koh
John Powell Morschel
Deepak S Parekh (appointed on 31 May 2004)
Jackson Peter Tai
Nicky Tan Ng Kuang

Quek Poh Huat, who served during the financial year, stepped down as a Director following the conclusion of the Annual General Meeting held on 29 July 2004.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Investment holding;
Operation of a submarine cable system;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and Internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Share Option Scheme 1999 ("Share Option Scheme"), and performance shares granted under the SingTel Executives' Performance Share Plan ("Share Plan 2003") and SingTel Performance Share Plan ("Share Plan 2004").

SUMMARY DIRECTORS' REPORT

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later	At 31 Mar 2005	At 1 Apr 2004 or date of appointment, if later
Singapore Telecommunications Limited				
(Ordinary shares of S$0.15 each)				
Chumpol NaLamlieng	150,000	100,000	–	–
Lee Hsien Yang [1]	698,660	752,393	11,338,519	1,407,164
Graham John Bradley [2]	92,860	90,000	–	–
Paul Chan Kwai Wah	57,460	1,880	1,620	1,740
Heng Swee Keat	1,390	1,490	–	–
Simon Israel	4,643	5,000	134,640	45,000
Prof Tommy Koh	3,440	3,700	610	650
John Powell Morschel	58,700	3,200	–	–
Deepak S Parekh	–	–	–	–
Jackson Peter Tai	102,150	110,000	–	–
Nicky Tan Ng Kuang	55,720	60,000	–	–
(Options to purchase ordinary shares of S$0.15 each)				
Chumpol NaLamlieng [3]	60,000	60,000	–	–
Lee Hsien Yang [4]	6,050,000	6,050,000	–	–
Paul Chan Kwai Wah [3]	–	60,000	–	–
John Powell Morschel [3]	–	60,000	–	–
Jackson Peter Tai [3]	60,000	60,000	–	–

Notes:

(1) Lee Hsien Yang's deemed interest of 11,338,519 shares included:
- (a) 8,431,475 ordinary shares of S$0.15 each in SingTel held by Dexia Trust Services Singapore Limited, the trustee of a trust established under the Share Plan 2003 and the Share Plan 2004, for the benefit of eligible employees of the Group;
- (b) 1,620 ordinary shares held by Mr Lee's spouse; and
- (c) an aggregate of up to 2,905,424 ordinary shares in SingTel awarded to Mr Lee pursuant to the Share Plan 2003 and the Share Plan 2004, subject to certain performance criteria being met and other terms and conditions.

(2) As at 31 March 2004, Graham John Bradley held 70,000 ordinary shares in SingTel. On 1 April 2004, Mr Bradley acquired an additional 20,000 ordinary shares in SingTel.

(3) At exercise price of S$1.42 per share.

(4) At exercise prices of between S$1.36 and S$3.03 per share. Included in the share options as at 31 March 2005 were 2,150,000 Performance Share Options which would only vest if performance targets are met.

Between the end of the financial year and 21 April 2005, Lee Hsien Yang's deemed interest increased to 12,871,519 shares due to the acquisition by Dexia Trust Services Singapore Limited of an additional 1,533,000 ordinary shares of S$0.15 each in Singapore Telecommunications Limited for the benefit of eligible employees in the Group.

Except as disclosed above, there were no changes in any of the above-mentioned interests between the end of the financial year and 21 April 2005.

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. SHARE OPTIONS AND PERFORMANCE SHARES

The Compensation Committee is responsible for administering the share option and performance share plans. At the date of this report, the Compensation Committee members are Chumpol NaLamlieng (Chairman of the Compensation Committee), John Powell Morschel, Jackson Peter Tai and Deepak S Parekh.

6.1 Share options

Share Option Scheme

Options exercised and cancelled during the financial year, and options outstanding at the end of the financial year under the Share Option Scheme, were as follows:

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	7,319	–	429	6,890
9.6.00	10.6.01 to 9.6.10	S$2.26	28,784	5,400	1,036	22,348
7.8.00	8.8.01 to 7.8.10	S$2.33	20	–	–	20
11.9.00	12.9.01 to 11.9.10	S$2.66	20	–	–	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	–	–	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	–	–	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	–	–	10
2.1.01	3.1.02 to 2.1.11	S$2.68	40	–	25	15
8.1.01	9.1.02 to 8.1.11	S$2.67	225	–	–	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	–	15	–
19.2.01	20.2.02 to 19.2.11	S$2.84	20	–	–	20
2.5.01	3.5.02 to 2.5.11	S$1.80	225	225	–	–
30.5.01	31.5.02 to 30.5.11	S$1.69	36,891	20,891	830	15,170
1.6.01	2.6.02 to 1.6.11	S$1.67	30	–	–	30
2.7.01	3.7.02 to 2.7.11	S$1.84	25	15	10	–
5.7.01	6.7.02 to 5.7.11	S$1.86	15	–	–	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	40	–	–
1.8.01	2.8.02 to 1.8.11	S$1.81	25	–	15	10
16.8.01	17.8.02 to 16.8.11	S$1.89	78	–	–	78
1.10.01	2.10.02 to 1.10.11	S$1.76	8	–	8	–
29.11.01	30.11.02 to 29.11.11	S$1.73	34,039	13,807	1,040	19,192
10.12.01	11.12.02 to 10.12.11	S$1.75	222	133	89	–
21.2.02	22.2.03 to 21.2.12	S$1.63	69	–	–	69
30.5.02	31.5.03 to 30.5.12	S$1.54	84,194	27,188	3,472	53,534
3.6.02	4.6.03 to 3.6.12	S$1.54	125	–	–	125
8.7.02	9.7.03 to 8.7.12	S$1.42	36	22	14	–
26.8.02	27.8.03 to 26.8.12	S$1.50	222	133	89	–
For executive director (Lee Hsien Yang)						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	–	–	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	–	–	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	–	–	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.07	S$1.42	300	120	–	180
			197,472	67,974	7,072	122,426

SUMMARY DIRECTORS' REPORT

6.1 Share options (continued)

Share Option Scheme (continued)

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	8,474	361	417	7,696
For executive director (Lee Hsien Yang)						
3.7.02	3.7.05 to 3.7.12	S$1.36	2,150	–	–	2,150
			10,624	361	417	9,846
Total			**208,095**	**68,335**	**7,489**	**132,271**

Further particulars of the Market Price Share Options and the Performance Share Options have been set out in the Directors' Reports for the financial years ended 31 March 2001, 2002 and 2003.

Details of the directors' share options are set out in the following table:

	Options granted during the financial year ended 31 Mar 2005	Aggregate options granted since commencement of scheme to 31 Mar 2005	Aggregate options exercised since commencement of scheme to 31 Mar 2005	Aggregate options outstanding as at 31 Mar 2005
Share Option Scheme				
Chumpol NaLamlieng [1]	–	60,000	–	60,000
Lee Hsien Yang [2]	–	6,050,000	–	6,050,000
Graham John Bradley	–	–	–	–
Paul Chan Kwai Wah [1]	–	60,000	60,000	–
Heng Swee Keat	–	–	–	–
Simon Israel	–	–	–	–
Prof Tommy Koh	–	–	–	–
John Powell Morschel [1]	–	60,000	60,000	–
Deepak S Parekh	–	–	–	–
Jackson Peter Tai [1]	–	60,000	–	60,000
Nicky Tan Ng Kuang [1]	–	60,000	60,000	–
	–	6,350,000	180,000	6,170,000

Notes:

(1) The options are exercisable at an exercise price of S$1.42 per share from the first anniversary of the date of grant, 9 September 2002, and expire on the fifth anniversary of the date of grant. The exercise price for the options was fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of grant. There was no discount to the exercise price for the options.

(2) The options are exercisable at exercise prices of between S$1.36 to S$3.03 per share. Included in the share options as at 31 March 2005 are 2,150,000 Performance Share Options which will only vest if performance targets are met. The exercise prices for the options were fixed based on the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the dates of the respective grants. There was no discount to the exercise prices for the options.

6.1 Share options (continued)

Share Option Scheme (continued)

The Share Option Scheme was suspended with the implementation of the Share Plan 2003 following a review of the remuneration policy across the Group in 2003. Hence no options was granted in the financial year ended 31 March 2005. The existing options granted will continue to vest according to the terms and conditions of the Share Option Scheme and the respective grants.

From the commencement of the Share Option Scheme to 31 March 2005, options in respect of an aggregate of 273,767,350 ordinary shares of S$0.15 each in the Company have been granted to directors and employees of the Company and its subsidiary companies.

Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("Optus"), the Optus Executive Option Plan was amended to allow Optus to discharge its obligations by procuring the issue to the Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. Details are as follows:

Date of grant	Exercise Period	Exercise price	Balance as at 1 Apr 2004 ('000)	Options exercised ('000)	Options cancelled ('000)	Balance as at 31 Mar 2005 ('000)
24.5.00 [1]	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	6,961	–	466	6,495

Note:

(1) The figures in the table show the number of unissued SingTel shares represented by a corresponding number of outstanding Optus Executive Option Plan share options based on a ratio of 1.66 SingTel shares per option. As at the date of acquisition of Optus in 2001, there were 7,004,700 options outstanding under the Optus Executive Option Plan, representing 11,627,802 unissued SingTel shares. There have been no new grants since the acquisition date.

The above-mentioned options do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

No options has been granted to controlling shareholders of the Company or their associates.

6.2 Performance shares

Following a review of the remuneration policy across the Group, SingTel implemented the Share Plan 2003 in June 2003 and granted awards to selected employees of the Group under this plan. The Share Plan 2003 only allows the purchase and delivery of existing SingTel shares to participants upon the vesting of awards. The Share Plan 2004 was implemented with the approval of shareholders at the Extraordinary General Meeting held on 29 August 2003. This plan gives the flexibility to either allot and issue and deliver new SingTel shares or purchase and deliver existing SingTel shares upon the vesting of awards.

Participants will receive fully paid SingTel shares free of charge, the equivalent in cash, or combinations thereof, provided that certain prescribed performance targets are met within a prescribed performance period. The performance period for the awards granted in the financial years ended 31 March 2005 and 31 March 2004 is three years. The number of SingTel shares to be allocated to each participant or category of participants will be determined at the end of the performance period based on the level of attainment of the performance targets.

From the commencement of the performance share plans to 31 March 2005, awards comprising an aggregate of 38,548,775 shares have been granted under the Share Plan 2003 and awards comprising an aggregate of 33,521,877 shares have been granted under the Share Plan 2004.

SUMMARY DIRECTORS' REPORT

6.2 Performance shares (continued)

Performance share awards granted, vested and cancelled during the financial year, and share awards outstanding at the end of the financial year, were as follows:

Date of grant	Balance as at 1 Apr 2004 ('000)	Share awards granted ('000)	Share awards vested ('000)	Share awards cancelled ('000)	Balance as at 31 Mar 2005 ('000)
Performance shares (General Awards)					
For staff and senior management					
25.6.03	31,899	–	328[1]	2,217	29,354
25.2.04	–	37	–	–	37
26.5.04	–	29,754	6[2]	1,340	28,408
1.9.04	–	466	–	–	466
26.11.04	–	50	–	–	50
	31,899	30,307	334	3,557	58,315
For executive director (Lee Hsien Yang)					
25.6.03	703	–	–	–	703
26.5.04	–	750	–	–	750
	703	750	–	–	1,453
	32,602	**31,057**	**334**	**3,557**	**59,768**
Performance shares (Senior Management Awards)					
For senior management					
25.6.03	3,593	–	294[1]	410	2,889
26.5.04	–	1,752	–	69	1,683
	3,593	1,752	294	479	4,572
For executive director (Lee Hsien Yang)					
25.6.03	703	–	–	–	703
26.5.04	–	750	–	–	750
	703	750	–	–	1,453
	4,296	**2,502**	**294**	**479**	**6,025**
Total	**36,898**	**33,559**	**628**	**4,036**	**65,793**[3]

Notes:

(1) During the financial year, awards in respect of an aggregate of 621,725 shares granted under Share Plan 2003 were vested. The awards were satisfied in part by the delivery of existing shares purchased from the market and in part by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2003.

(2) During the financial year, awards in respect of an aggregate of 5,572 shares granted under Share Plan 2004 were vested. The awards were satisfied by the payment of cash in lieu of delivery of shares, as permitted under the Share Plan 2004.

(3) Of the 65,793,259 shares not vested as at 31 March 2005, 33,686,406 shares relate to awards granted under the Share Plan 2003 and 32,106,853 shares relate to awards granted under the Share Plan 2004.

As at 31 March 2005, no participant has been granted options under the Share Option Scheme and/or received shares pursuant to the vesting of awards granted under the Share Plan 2004 which, in aggregate, represents 5 per cent or more of the aggregate of:

(i) the total number of new shares available under the Share Plan 2004 and the Share Option Scheme collectively; and

(ii) the total number of existing shares purchased for delivery of awards released under the Share Plan 2004.

7. **AUDIT COMMITTEE**

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman)
Graham John Bradley
Heng Swee Keat

Jackson Peter Tai, who served during the financial year, resigned with effect from the conclusion of the Annual General Meeting held on 29 July 2004 following a review of the composition of the board committees.

8. **UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR**

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group and of the Company for the financial year in which this report is made, or render any items in the financial statements of the Group and the Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The summary financial statement set out on pages 5 to 16 was approved by the board of directors on 4 May 2005 and was signed on its behalf by:

Chumpol NaLamlieng	**Lee Hsien Yang**
Chairman	Director

Singapore
4 May 2005

AUDITORS' REPORT

To the Members of Singapore Telecommunications Limited

We have examined the summary financial statement set out on pages 5 to 16.

In our opinion, the summary financial statement is consistent in all material aspects with the full financial statements and Directors' Report of Singapore Telecommunications Limited for the year ended 31 March 2005 from which they were derived and complies with the requirements of section 203A of the Singapore Companies Act, and regulations made thereunder, applicable to a summary financial statement.

We have issued an unqualified audit report dated 4 May 2005 on the full financial statements of Singapore Telecommunications Limited and its subsidiary companies for the year ended 31 March 2005, which is as follows:

"AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2005

We have audited the accompanying financial statements of Singapore Telecommunications Limited set out on pages 84 to 157 for the financial year ended 31 March 2005, comprising the income statement, balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005, and results and the changes in equity of the Company and of the Group for the financial year ended on that date, and of the cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Note:

1. The page numbers are as stated in the Auditors' Report dated 4 May 2005 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2005.

SUMMARY INCOME STATEMENTS

For the financial year ended 31 March 2005

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Operating revenue	12,617.0	11,994.7	2,263.0	2,358.8
Operating expenses	(8,010.7)	(7,768.3)	(984.1)	(1,100.1)
Other income	55.5	61.7	68.7	71.0
Operational EBITDA	**4,661.8**	**4,288.1**	**1,347.6**	**1,329.7**
Compensation from IDA	337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	–	(565.7)	–	–
Depreciation and other amortisation	(1,975.0)	(1,875.2)	(409.8)	(391.5)
	3,023.8	**2,184.2**	**1,274.8**	**1,275.2**
Exceptional items	(184.6)	2,540.7	99.0	1,995.7
Profit on operating activities	**2,839.2**	**4,724.9**	**1,373.8**	**3,270.9**
Associated and joint venture companies				
- share of ordinary results	1,252.2	1,444.3	–	–
- share of exceptional items	8.0	(324.5)	–	–
- amortisation of goodwill	–	(89.7)	–	–
	1,260.2	1,030.1	–	–
Profit before interest and tax	**4,099.4**	**5,755.0**	**1,373.8**	**3,270.9**
Interest and investment income	89.8	311.2	329.4	217.1
Interest on borrowings	(488.5)	(476.4)	(241.5)	(224.7)
Profit before tax	**3,700.7**	**5,589.8**	**1,461.7**	**3,263.3**
Tax expense	(432.1)	(972.9)	(201.4)	(126.7)
Profit after tax	**3,268.6**	**4,616.9**	**1,260.3**	**3,136.6**
Minority interests	(0.2)	(132.1)	–	–
Profit attributable to shareholders	**3,268.4**	**4,484.8**	**1,260.3**	**3,136.6**
Underlying net profit [1]	**3,059.9**	**2,517.2**		
EBITDA	**6,259.0**	**5,744.9**		
Directors' remuneration paid by the Company [2]	3.3	3.0	3.3	3.0
Key management's compensation [3]	16.8	14.8	8.2	8.0
Basic earnings per share (cents)	19.01	25.15		
Underlying earnings per share (cents)	17.80	14.12		
Diluted earnings per share (cents)	18.94	25.13		
Net tangible asset per share (cents)	44.23	43.21		

Notes:

(1) Underlying net profit is defined as profit after tax attributable to shareholders of the Company before goodwill, exceptional items, Belgacom's net contribution and exchange differences on loan to Optus, net of hedging.

(2) In addition, Lee Hsien Yang, the executive director, was awarded up to 1,500,000 (2004: 1,405,424) ordinary shares of S$0.15 each in SingTel pursuant to Share Plan 2004 (2004: Share Plan 2003), subject to certain performance criteria including other terms and conditions being met.

(3) The key management of the Group comprises members of SingTel's Management Committee; namely SingTel's President & Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Executive Vice Presidents, the Chief Executive Officer of NCS Pte. Ltd., and the Chief Executive and Chief Financial Officer of Optus. The key management were also awarded 5,541,728 (2004: 8,828,924) ordinary shares of S$0.15 each in SingTel pursuant to Share Plan 2004 (2004: Share Plan 2003), subject to certain performance criteria including other terms and conditions being met.

SUMMARY BALANCE SHEETS

As at 31 March 2005

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Current assets				
Cash and cash equivalents	3,302.9	3,161.9	1,290.5	1,852.9
Short term investments	939.9	460.7	5.0	5.0
Trade and other debtors	1,984.3	4,266.4	875.6	2,837.4
Inventories	189.4	169.2	5.5	7.0
	6,416.5	8,058.2	2,176.6	4,702.3
Non-current assets				
Property, plant and equipment (net)	11,663.5	12,137.9	2,402.2	2,796.8
Goodwill on consolidation	9,514.6	9,736.2	–	–
Intangibles	597.7	592.9	4.0	4.3
Subsidiary companies	–	–	18,802.4	18,830.9
Associated companies	4,285.5	4,716.8	30.4	36.6
Joint venture companies	1,190.5	314.3	133.1	158.3
Long term investments	39.0	109.8	22.1	51.6
Deferred tax assets	1,222.8	893.8	–	–
Other non-current assets	403.2	297.3	301.9	251.0
	28,916.8	28,799.0	21,696.1	22,129.5
Total assets	**35,333.3**	**36,857.2**	**23,872.7**	**26,831.8**
Current liabilities				
Trade and other creditors	3,455.7	3,418.7	1,171.5	1,240.5
Provisions	17.6	18.2	–	–
Dividends payable to minority shareholders	–	173.3	–	–
Due to subsidiary companies	–	–	298.1	311.5
Borrowings (unsecured)	963.2	83.4	1,000.0	–
Borrowings (secured)	1,163.8	1,069.1	–	–
Provision for current tax	376.2	521.4	253.7	236.8
	5,976.5	5,284.1	2,723.3	1,788.8
Non-current liabilities				
Borrowings (unsecured)	7,338.9	8,631.1	5,259.5	6,279.3
Borrowings (secured)	70.5	108.8	–	–
Deferred income tax	424.8	479.6	323.3	375.9
Deferred income	374.3	737.2	347.1	685.2
Advance billings	1,035.8	1,128.6	–	–
Other non-current liabilities	829.8	686.2	438.1	369.6
	10,074.1	11,771.5	6,368.0	7,710.0
Total liabilities	**16,050.6**	**17,055.6**	**9,091.3**	**9,498.8**
Net assets	**19,282.7**	**19,801.6**	**14,781.4**	**17,333.0**
Share capital and reserves				
Share capital	2,496.2	2,677.3	2,496.2	2,677.3
Reserves	16,775.0	17,074.9	12,285.2	14,655.7
Interest of shareholders of the Company	**19,271.2**	**19,752.2**	**14,781.4**	**17,333.0**
Minority interests	11.5	49.4	–	–
	19,282.7	**19,801.6**	**14,781.4**	**17,333.0**
Net current assets / (liabilities)	**440.0**	**2,774.1**	**(546.7)**	**2,913.5**

Certain comparatives have been reclassified to conform with current year's presentation.

SELECTED NOTES TO THE SUMMARY FINANCIAL STATEMENT

For the financial year ended 31 March 2005

1. EARLY ADOPTION OF NEW AND REVISED FINANCIAL REPORTING STANDARDS

The Group adopted on an early basis the following new and revised FRS with effect from the financial year beginning 1 April 2004:

FRS 102	Share-based Payment
FRS 103	Business Combinations
Revised FRS 36	Impairment of Assets
Revised FRS 38	Intangible Assets
Revised Interpretation FRS 12	Consolidation – Special Purpose Entities

FRS 102

Under the Share Plan 2003 and the Share Plan 2004, participants will receive fully paid ordinary shares of SingTel free of charge, the equivalent in cash, or combinations thereof, provided that certain pre-determined corporate performance targets are met within a prescribed performance period and the participants are still employed by the Group.

The adoption of FRS 102 had resulted in a change in the accounting policy for share-based payments. Until 31 March 2004, the Group's performance share expense was calculated based on the cost of shares purchased, and for shares yet to be purchased, at the market price at each balance sheet date, and the expense was then amortised and recognised in the income statements on a straight line basis over the vesting period.

Under FRS 102, the performance share plans are accounted either as equity-settled share-based payments or cash-settled share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant, whereas cash-settled share-based payments are measured at current fair value at each balance sheet date. The performance share expense is amortised and recognised in the income statements on a straight line basis over the vesting period. At each balance sheet date, the Group revises its estimates of the number of performance shares that the participants are expected to receive based on non-market vesting conditions. The difference is charged or credited to the income statements, with a corresponding adjustment to equity or liability for equity-settled and cash-settled share-based payments respectively.

The reduction in staff costs of S$12.5 million and S$6.4 million for the Group and Company respectively arising from the early adoption of FRS 102 had been recorded in the income statements for the financial year ended 31 March 2005.

FRS 103, Revised FRS 36, Revised FRS 38

The adoption of FRS 103 requires simultaneous adoption of revised FRS 36 and FRS 38 and had resulted in a change in the accounting policy for goodwill. Under these standards, goodwill on acquisitions carried on the consolidated balance sheet can no longer be amortised to the consolidated income statement. Instead, such goodwill is subject to annual impairment test or more frequently if events or changes in circumstances indicate that it might be impaired.

The standards are applied on a prospective basis effective from 1 April 2004 and accordingly do not affect the Group's financial statements for the previous financial year ended 31 March 2004.

2. UNDERLYING NET PROFIT

	Group	
	2005 S$ Mil	2004 S$ Mil
Group's net profit attributable to shareholders	3,268.4	4,484.8
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	–	565.7
- associated and joint venture companies	–	89.7
Exceptional items	184.6	(2,540.7)
Exceptional tax credits	(380.8)	(83.0)
Belgacom's net contribution	–	223.1
Exchange difference on loan to Optus, net of hedging	(12.3)	(222.4)
Underlying net profit	3,059.9	2,517.2

SELECTED NOTES TO THE SUMMARY FINANCIAL STATEMENT

For the financial year ended 31 March 2005

3. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2005 S$ Mil	2004 S$ Mil
Profit before tax	3,700.7	5,589.8
Adjustments for:		
Amortisation of goodwill on acquisition of		
- subsidiary companies	–	565.7
- associated and joint venture companies	–	89.7
Depreciation and other amortisation	1,975.0	1,875.2
Exceptional items	184.6	(2,540.7)
Interest and investment income	(89.8)	(311.2)
Interest on borrowings	488.5	476.4
EBITDA	6,259.0	5,744.9

4. DIVIDENDS

	Group		Company	
	2005 S$ Mil	2004 S$ Mil	2005 S$ Mil	2004 S$ Mil
Final dividends of 6.4 cents (2004: 5.5 cents) per share, net of tax of 20.0 per cent (2004: 22.0 per cent) tax, paid	915.2	764.8	915.4	764.8

In the current financial year, a final dividend of 6.4 cents per share, less tax at 20.0 per cent, amounting to S$915.2 million and S$915.4 million for the Group and Company respectively was paid in respect of the financial year ended 31 March 2004. The amount paid by the Group differed from that paid by the Company due to dividends on performance shares held by the Trust that were eliminated on consolidation of the Trust.

The directors had proposed an ordinary dividend of 8.0 cents per share, and special dividend of 5.0 cents per share, less tax at 20.0 per cent totalling S$1.73 billion in respect of the financial year ended 31 March 2005. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2006.

5. RELATED PARTY TRANSACTIONS

During the financial year, the Group had no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	Group	
	2005 S$ Mil	2004 S$ Mil
Revenue		
Telecommunications	198.2	199.6
Rental and maintenance	39.5	35.3
Information technology	6.0	2.1
Capacity sales	12.3	11.8
Expenses		
Transmission capacity	66.6	154.8
Telecommunications	69.1	65.1
Postal	20.0	20.8
Utilities	45.0	42.8
Network terminations	72.0	53.7
Rental	5.1	1.9

All these transactions were at normal commercial terms and conditions and at market rates.

SHAREHOLDER INFORMATION

As at 31 May 2005

Ordinary shares

Number of ordinary shareholders	336,828
Number of holders of CHESS Units of Foreign Financial Products relating to ordinary shares in the Company ("CUFS")	30,565

Voting rights:
On a show of hands – every member present in person and each proxy shall have one vote
On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents

SingTel shares are listed on Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited, with the exception of those shares held by Temasek Holdings (Private) Limited, which are listed only on Singapore Exchange Securities Trading Limited.

Substantial shareholders

	Direct Interest^	Deemed Interest*
Temasek Holdings (Private) Limited	10,413,676,802	24,541,309

^ Includes 576,781,110 shares held by DBS Nominees Pte Ltd as custodian.
* The deemed interests were held through the substantial shareholder's associated and/or subsidiary companies.

Major shareholders list – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	9,836,895,692	59.10
2	DBS Nominees Pte Ltd	1,970,710,466	11.84
3	Central Provident Fund Board	1,247,586,324	7.49
4	Raffles Nominees Pte Ltd	1,089,961,797	6.55
5	Chess Depositary Nominees Pty Limited	725,815,718*	4.36
6	Citibank Nominees Singapore Pte Ltd	551,887,491	3.31
7	HSBC (Singapore) Nominees Pte Ltd	349,566,809	2.10
8	United Overseas Bank Nominees Pte Ltd	260,745,865	1.57
9	Morgan Stanley Asia (Singapore)	63,302,406	0.38
10	OCBC Nominees Singapore Pte Ltd	26,759,105	0.16
11	Merrill Lynch (S'pore) Pte Ltd	24,457,792	0.15
12	Oversea-Chinese Bank Nominees Pte Ltd	14,810,700	0.09
13	DB Nominees (S) Pte Ltd	13,233,838	0.08
14	Dexia Nominees (S) Pte Ltd	9,964,475	0.06
15	Employees Provident Fund Board	7,809,290	0.05
16	DBS Vickers Securities (S) Pte Ltd	5,965,011	0.03
17	UOB Kay Hian Pte Ltd	5,745,373	0.03
18	Societe Generale Singapore Branch	3,576,340	0.02
19	Macquarie Securities (S) Pte Ltd	3,169,359	0.02
20	Royal Bank of Canada (Asia) Ltd	3,128,810	0.02
		16,215,092,661	97.41

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

SHAREHOLDER INFORMATION

As at 31 May 2005

Major CUFS holders list* – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Westpac Custodian Nominees Limited	149,026,659	0.90
2	J P Morgan Nominees Australia Limited	90,424,877	0.54
3	National Nominees Limited	87,984,157	0.53
4	Cogent Nominees Pty Limited	25,425,426	0.15
5	UBS Nominees Pty Ltd (Prime Broking A/C)	21,363,089	0.13
6	Citicorp Nominees Pty Limited	19,751,029	0.12
7	Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund A/C)	19,035,753	0.11
8	Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fund A/C)	17,172,396	0.10
9	Westpac Financial Services Limited c/- Westpac Custodian Nominees Limited	15,884,073	0.10
10	ANZ Nominees Limited	13,145,033	0.08
11	Citicorp Nominees Pty Limited (CFS WSLE 452 Aust Share A/C)	12,727,313	0.08
12	Citicorp Nominees Pty Limited (CFS Imputation Fund A/C)	12,439,447	0.07
13	IAG Nominees Pty Limited	12,219,957	0.07
14	Citicorp Nominees Pty Limited (CFS WSLE Industrial Share A/C)	12,075,410	0.07
15	AMP Life Limited	10,210,081	0.06
16	PSS Board c/o J P Morgan Nominees Australia Limited	9,722,726	0.06
17	RBC Global Services Australia Nominees Pty Limited	8,148,208	0.05
18	SunCorp Custodian Services Pty Limited (AET)	7,885,000	0.05
19	Westpac Life Insurance Services Limited c/- Westpac Custodian Nominees Limited	7,636,052	0.05
20	CSS Board c/o J P Morgan Nominees Australia Limited	7,141,972	0.04
		559,418,658	3.36

* CUFS are CHESS Units of Foreign Financial Products relating to ordinary shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

Analysis of shareholders and CUFS holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	307,405	83.67	72,083,617	0.43
1,000 – 5,000	44,863	12.21	107,491,868	0.64
5,001 – 10,000	7,702	2.10	69,502,953	0.42
10,001 – 100,000	7,011	1.91	170,823,678	1.03
100,001 – 1,000,000	332	0.09	84,654,425	0.51
1,000,001 and above	80	0.02	16,141,152,125	96.97
	367,393	100.00	16,645,708,666	100.00
Number of holders holding less than a marketable parcel				278,048

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly, the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.

2. Based on information available to the Company as at 31 May 2005, approximately 37.28 per cent of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

SHARE PURCHASE MANDATE

At the Extraordinary General Meeting of the Company held on 29 July 2004 ("2004 EGM"), the shareholders approved the renewal of a mandate to enable the Company to purchase or otherwise acquire not more than 10 per cent of the issued ordinary share capital of the Company as at the date of the 2004 EGM. No share purchase has been undertaken pursuant to such mandate.

Share Price Performance

SingTel shares rose 10 per cent between 1 April 2004 and 31 March 2005, outperforming both the MSCI World Telecommunications Index as well as the MSCI Asia Pacific Telecommunications Index.

SINGTEL SHARE PRICE PERFORMANCE 1 April 2004 to 31 March 2005



20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
STI Index, 14%
SingTel – SGX, 11%
SingTel – ASX, 10%
MSCI World Telecommunications Index, 6%
MSCI Asia Pacific Telecommunications Index, -7%

Shareholder Payout

SingTel has a track record of generous shareholder payout. We remain committed to paying between 40 per cent and 50 per cent of underlying earnings. If exceptional gains result in significant cash inflows, the Board will review alternative capital management strategies. For the financial year ended 31 March 2005, the Board has recommended a final gross dividend of 8 cents a share and a special dividend of 5 cents a share, totalling S$2.16 billion. This will bring total shareholder payout to approximately S$17 billion since our listing in 1993, representing approximately 70 per cent of earnings over the same period.



S$ billion
Shareholder Payout
5
4
3
2
1
0
Special dividends following compensation payments from Infocomm Development Authority of Singapore
S$3.01 billion capital reduction
S$832 million special dividend
S$1.33 billion ordinary dividend
2.7
2.1
4.1
2.2
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Ordinary Dividend
Special Dividend and Capital Reduction

SINGTEL CONTACT POINTS

SINGAPORE
SingTel Headquarters
31 Exeter Road
Comcentre
Singapore 239732
Tel: +65 6838 3388
Fax: +65 6732 8428
Email: contact@singtel.com
Website: www.singtel.com

Company Secretary: Chan Su Shan
Assistant Company Secretary: Lim Li Ching

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65 6236 3388
Fax: +65 6236 3300

Audit Partner: Gautam Banerjee

Share Registrars

In Singapore:
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65 6228 0544
Fax: +65 6225 1452
Email: annualreports@mcsvc.com.sg

In Australia:
Computershare Investor
Services Pty Limited
60 Carrington Street, Level 3
Sydney NSW 2000
Australia
Tel: 1800 501 501 *(Australian callers only)*
Tel: +61 3 9615 5970 *(International callers)*
Fax: +61 2 8234 5050
Email:
web.queries@computershare.com.au

American Depositary Receipts
Citibank Shareholder Services
P O Box 43077
Providence
Rhode Island 02940-3077
United States of America
Tel: 1 877 248 4237 CITI-ADR *(toll free)*
Tel: +1 816 843 4281 *(outside USA)*
Fax: +1 201 324 3284
Email: citibank@shareholders-online.com
Website: www.citibank.com/adr

NCS Pte. Ltd.
5 Ang Mo Kio Street 62
NCS Hub
Singapore 569141
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg
Website: www.ncs.com.sg

SingTel Customer Hotlines

Billing:	1688
Business:	1606
Fault Reporting:	1608
Mobile:	1626
Paging:	1620
Residential:	1609
SingNet:	1610

AUSTRALIA
SingTel Optus Pty Limited

Sydney (Head Office)
Australia Toll Free: 1800 555 937
Tel: +61 2 9342 7800
Fax: +61 2 9342 7100
Email: optusbusiness@optus.com.au
Website: www.optus.com.au

Adelaide
Tel: +61 8 8468 5100
Fax: +61 8 8468 5166
Email: optusbusiness@optus.com.au

Brisbane
Tel: +61 7 3317 3700
Fax: +61 7 3317 3777
Email: optusbusiness@optus.com.au

Canberra
Tel: +61 2 6222 3800
Fax: +61 2 6222 3838
Email: optusbusiness@optus.com.au

Darwin
Tel: +61 8 8982 0500
Fax: +61 8 8924 4016
Email: optusbusiness@optus.com.au

Melbourne
Tel: +61 3 9233 4000
Fax: +61 3 9233 4900
Email: optusbusiness@optus.com.au

Perth
Tel: +61 8 9288 3000
Fax: +61 8 9288 3030
Email: optusbusiness@optus.com.au

CHINA
SingTel China

Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

Guangzhou
Tel: +86 20 8388 2483
Fax: +86 20 8365 2660
Email: singtel-gz@singtel.com

Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

EUROPE
SingTel Europe

London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

Frankfurt
Tel: +49 69 9750 3445
Fax: +49 69 9750 3200
Email: singtel-germany@singtel.com

Paris
Tel: +33 1 4431 2044
Fax: +33 1 4431 2057
Email: singtel-france@singtel.com

HONG KONG
SingTel Hong Kong

Kowloon
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

INDIA
SingTel India

New Delhi
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Bangalore
Tel: +91 80 2226 7272
Fax: +91 80 2225 0509
Email: singtel-ind@singtel.com

Chennai
Tel: +91 44 2831 1226
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

Hyderabad
Tel: +91 40 2784 6970
+91 40 2784 2588 Ext 105
Fax: +91 40 2784 6555
Email: singtel-ind@singtel.com

Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

INDONESIA
SingTel Indonesia

Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

JAPAN
SingTel Japan

Tokyo
Japan Toll Free: 0120 680 229
Tel: +81 3 5437 7033
Fax: +81 3 5437 7066
Email: singtel-jpn@singtel.com

Osaka
Tel: +81 6 6458 1405
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

KOREA
SingTel Korea

Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

MALAYSIA
SingTel Malaysia

Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

PHILIPPINES
SingTel Philippines

Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

TAIWAN
SingTel Taiwan

Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

THAILAND
SingTel Thailand

Bangkok
Tel: +66 2 256 9876
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

USA
SingTel USA

San Francisco
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 650 508 1578
Email: singtel-usa@singtel.com

Chicago
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Houston
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 281 405 2627
Email: singtel-usa@singtel.com

Los Angeles
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 213 489 9390
Email: singtel-usa@singtel.com

New York
US Toll Free: 1-877-SingTel (746-4835)
Fax: +1 203 323 9948
Email: singtel-usa@singtel.com

VIETNAM
SingTel Vietnam

Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Ho Chi Minh City
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Design and production by Citigate Su Yeang Design Pte Ltd
Printing by Times Printers Pte Ltd



HEADQUARTERS
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732
Republic of Singapore
Tel: +65 6838 3388
Fax: +65 6732 8428
Website: www.singtel.com

Company Registration Number: 199201624D

CIRCULAR DATED 29 JUNE 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares, or CHESS Units of Foreign Financial Products relating to ordinary shares ("**CUFS**"), in the capital of Singapore Telecommunications Limited (the "**Company**"), you should immediately forward this Circular and the Proxy Form enclosed with this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made or reports contained in this Circular.


SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199201624D

CIRCULAR TO SHAREHOLDERS AND CUFS HOLDERS

in relation to

(1) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited; and

(2) the proposed renewal of the share purchase mandate.

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	27 July 2005 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	29 July 2005 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 13th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	NTUC Auditorium 1 Marina Boulevard Level 7, NTUC Centre Singapore 018989

CONTENTS

LETTER TO SHAREHOLDERS AND CUFS HOLDERS

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)
Co. Reg. No. 199201624D

Directors:
Chumpol NaLamlieng
Lee Hsien Yang
Graham John Bradley
Paul Chan Kwai Wah
Heng Swee Keat
Simon Israel
Tommy Koh
John Powell Morschel
Deepak S Parekh
Jackson Peter Tai
Nicky Tan Ng Kuang

Registered Office:
31 Exeter Road
Comcentre
Singapore 239732

29 June 2005

To: The Shareholders, and holders of CHESS Units of Foreign Financial Products relating to ordinary shares ("**CUFS**"), of Singapore Telecommunications Limited

Dear Sir/Madam,

1. INTRODUCTION

1.1 The Directors of Singapore Telecommunications Limited (the "**Company**") propose to seek the approval of Shareholders at an Extraordinary General Meeting ("**EGM**") of the Company to be held on 29 July 2005 for the following proposals:

(i) the proposed approval for participation by the relevant person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited ("**ASX**"); and

(ii) the proposed renewal of the share purchase mandate.

1.2 The purpose of this Circular is to explain the reasons for, and to provide Shareholders and CUFS holders with information relating to, the proposals to be tabled at the EGM.

2. THE PROPOSED APPROVAL FOR PARTICIPATION BY THE RELEVANT PERSON IN THE SINGTEL PERFORMANCE SHARE PLAN FOR THE PURPOSES OF THE LISTING RULES OF AUSTRALIAN STOCK EXCHANGE LIMITED

2.1 The Company was admitted to the Official List of ASX on 5 September 2001, and is therefore subject to the ASX Listing Rules.

Under the ASX Listing Rules, a director, an associate ("**ASX Associate**") of a director or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, may only participate in an employee incentive scheme if the ordinary shareholders approve that participation by ordinary resolution. For the purposes of the ASX Listing Rules, an ASX Associate is interpreted by reference to section 11 and sections 13 to 17 of the Australian Corporations Act 2001, and includes a person in concert with whom the director is acting or proposing to act or with whom the director is or proposes to become associated whether formally or informally in any other way, in respect of the matter to which the associate reference relates (in this case, the acquisition of ordinary shares of S$0.15 each in the capital of the Company ("**Ordinary Shares**") under the SingTel Performance Share Plan). An ASX Associate of a Director of the Company, or a person whose relationship with the Company is in ASX's opinion such that approval should be obtained, would be eligible to participate in the SingTel Performance Share Plan only if he satisfies the eligibility requirements of the SingTel Performance Share Plan to begin with.

2.2 The relevant approval is thus being sought from Shareholders at the EGM. In accordance with ASX requirements, the following information is provided:

2.2.1 The person (the "**Relevant Person**") in relation to whom approval to participate in the SingTel Performance Share Plan in the period (the "**Relevant Period**") from the date of the 13th Annual General Meeting until the date of the 14th Annual General Meeting or the date falling 12 months after the date of the 13th Annual General Meeting, whichever is the earlier, is being sought is:

Lee Hsien Yang

2.2.2 The maximum number of Ordinary Shares that may be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person during the Relevant Period is:

Relevant Person	*Maximum Number of Ordinary Shares*
Lee Hsien Yang	2,000,000

2.2.3 The Ordinary Shares to be awarded (subject to the terms and conditions of the SingTel Performance Share Plan) to the Relevant Person in the Relevant Period will be awarded free of charge.

The other terms and conditions of Ordinary Shares to be acquired by the Relevant Person will be subject to the Rules of the SingTel Performance Share Plan.

2.2.4 None of the Directors, except Lee Hsien Yang, or ASX Associates have received any awards of Ordinary Shares under the SingTel Performance Share Plan as at 4 May 2005, the latest practicable date prior to the printing of this Circular (the "**Latest Practicable Date**"). Executive Directors are eligible to participate in the SingTel Performance Share Plan. Lee Hsien Yang is the only executive Director of the Company. Details of Lee Hsien Yang's interests in Ordinary Shares are set out in paragraph 5.1 below.

2.2.5 In relation to this resolution, the Company will disregard any votes cast on the resolution by:

(i) a Director of the Company; and

(ii) an ASX Associate of that person (or those persons).

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 Background

3.1.1 At an Extraordinary General Meeting of the Company held on 29 July 2004 (the "**2004 EGM**"), Shareholders had approved, *inter alia*, the renewal of a mandate (the "**Share Purchase Mandate**") to enable the Company to purchase or otherwise acquire issued Ordinary Shares. The rationale for, the authority and limits on, and the financial effects of, the Share Purchase Mandate were set out in the Company's Circular to Shareholders and CUFS Holders dated 29 June 2004 (the "**2004 Circular**") and Ordinary Resolution 2 set out in the Notice of the 2004 EGM.

3.1.2 The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2004 EGM and will expire on the date of the forthcoming 13th Annual General Meeting convened to be held on 29 July 2005. Accordingly, the Directors propose that the Share Purchase Mandate be renewed at the EGM immediately following the 13th Annual General Meeting.

3.2 Rationale

3.2.1 The rationale for the Company to undertake the purchase or acquisition of its issued Ordinary Shares, as previously stated in the 2004 Circular, is as follows:

(i) In managing the business of the Company and its subsidiaries (the "**Group**"), management strives to increase shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchases is one of the ways through which the return on equity of the Group may be enhanced.

(ii) The Share Purchase Mandate is an expedient, effective and cost-efficient way for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(iii) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

3.2.2 The approval of the renewal of the Share Purchase Mandate authorising the Company to purchase or acquire its Ordinary Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

3.2.3 While the Share Purchase Mandate would authorise a purchase or acquisition of Ordinary Shares up to the limit of 10 per cent. as described in paragraph 3.3.1 below, it should be noted that purchases or acquisitions of Ordinary Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10 per cent. limit as authorised, and no purchases or acquisitions of Ordinary Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 Authority and Limits of the Share Purchase Mandate

The authority and limits placed on purchases or acquisitions of Ordinary Shares by the Company under the proposed Share Purchase Mandate, if renewed at the forthcoming EGM, are substantially the same as were previously approved by Shareholders at the 2004 EGM, and, for the benefit of Shareholders, are summarised below:

3.3.1 *Maximum number of Ordinary Shares*

The total number of Ordinary Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Ordinary Shares representing not more than 10 per cent. of the issued ordinary share capital of the Company as at the date of the forthcoming EGM at which the renewal of the Share Purchase Mandate is approved.

3.3.2 *Duration of authority*

Purchases or acquisitions of Ordinary Shares may be made, at any time and from time to time, on and from the date of the forthcoming EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 *Manner of purchases or acquisitions of Ordinary Shares*

Purchases or acquisitions of Ordinary Shares may be made by way of:

(i) on-market purchases ("**Market Purchases**"), transacted on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by the Company for the purpose; and/or

(ii) off-market purchases ("**Off-Market Purchases**"), otherwise than on a stock exchange, in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Rules of the SGX-ST (or any other stock exchange on which the Ordinary Shares may for the time being be listed and quoted) and the Companies Act, Chapter 50 (the "**Companies Act**"), as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all of the following conditions:

(a) offers for the purchase or acquisition of Ordinary Shares shall be made to every person who holds Ordinary Shares to purchase or acquire the same percentage of their Ordinary Shares;

(b) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(c) the terms of all the offers are the same (except that there shall be disregarded (I) differences in consideration attributable to the fact that offers may relate to Ordinary Shares with different accrued dividend entitlements and (II) differences in the offers introduced solely to ensure that each person is left with a whole number of Ordinary Shares).

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rule 883(2), (3), (4) and (5) of the Listing Manual of the SGX-ST.

3.3.4 *Purchase price*

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for an Ordinary Share will be determined by the Directors. The purchase price to be paid for the Ordinary Shares as determined by the Directors must not exceed:

(i) in the case of a Market Purchase, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an Off-Market Purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

(a) "**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or other stock exchange on which the Ordinary Shares may for the time being be listed or quoted (as the case may be) requires to be excluded for this purpose) of an Ordinary Share for the five consecutive market days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, such stock exchange on which the Ordinary Shares are listed or quoted, immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period.

(b) "**Date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 Source of funds

The Company intends to use internal and external sources of funds to finance its purchase or acquisition of Ordinary Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements of the Group would be materially affected.

3.5 Financial effects

3.5.1 The Company's total issued ordinary share capital will be diminished by the total nominal amount (or par value) of the Ordinary Shares purchased or acquired by the Company. The consideration paid by the Company for the purchase or acquisition of Ordinary Shares (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

3.5.2 The financial effects on the Company and the Group arising from purchases or acquisitions of Ordinary Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Ordinary Shares purchased or acquired and the consideration paid at the relevant time.

3.5.3 Based on the existing issued and paid-up ordinary share capital of the Company as at the Latest Practicable Date, the purchase by the Company of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 1,664,319,186 Ordinary Shares.

3.5.4 In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 1,664,319,186 Ordinary Shares at the Maximum Price of S$2.73 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,664,319,186 Ordinary Shares is S$4,543,591,377.78. In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 1,664,319,186 Ordinary Shares at the Maximum Price of S$2.86 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,664,319,186 Ordinary Shares is S$4,759,952,871.96.

3.5.5 For illustration purposes only, on the basis of the assumptions set out in paragraph 3.5.4 above, the financial effects of the acquisition of such Ordinary Shares by the Company pursuant to the Share Purchase Mandate on the audited financial accounts of the Group and the Company for the financial year ended 31 March 2005 are set out below.

Market Purchases

	Group		Company	
	Before Share Purchase S$m	After Share Purchase S$m	Before Share Purchase S$m	After Share Purchase S$m
As at 31 March 2005				
Shareholders' Funds	19,271.2	14,727.6	14,781.4	10,237.8
Current Assets	6,416.5	5,126.0	2,176.6	886.1
Current Liabilities	5,976.5	5,976.5	2,723.3	2,723.3
Total Borrowings	9,536.4	12,789.5	6,259.5	9,512.6
Cash and Cash Equivalents	3,302.9	2,012.4	1,290.5	–
Trade and other debtors	1,984.3	1,984.3	875.6	875.6
Number of Ordinary Shares ('000)	16,643,191.9	14,978,872.7	16,643,191.9	14,978,872.7

	Group		Company	
	Before Share Purchase S$m	After Share Purchase S$m	Before Share Purchase S$m	After Share Purchase S$m
Financial Ratios				
Net Assets per Ordinary Share (S$)	1.16	0.98	0.89	0.68
Gearing (%)	49.5	86.8	42.3	92.9
Current Ratio (times)	1.07	0.86	0.80	0.33

Off-Market Purchases

	Group		Company	
	Before Share Purchase S$m	After Share Purchase S$m	Before Share Purchase S$m	After Share Purchase S$m
As at 31 March 2005				
Shareholders' Funds	19,271.2	14,511.2	14,781.4	10,021.4
Current Assets	6,416.5	5,126.0	2,176.6	886.1
Current Liabilities	5,976.5	5,976.5	2,723.3	2,723.3
Total Borrowings	9,536.4	13,005.9	6,259.5	9,729.0
Cash and Cash Equivalents	3,302.9	2,012.4	1,290.5	–
Trade and other debtors	1,984.3	1,984.3	875.6	875.6
Number of Ordinary Shares ('000)	16,643,191.9	14,978,872.7	16,643,191.9	14,978,872.7
Financial Ratios				
Net Assets per Ordinary Share (S$)	1.16	0.97	0.89	0.67
Gearing (%)	49.5	89.6	42.3	97.1
Current Ratio (times)	1.07	0.86	0.80	0.33

SHAREHOLDERS AND CUFS HOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATION PURPOSES ONLY (BASED ON THE AFOREMENTIONED ASSUMPTIONS). Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10 per cent. of the issued Ordinary Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10 per cent. of the issued Ordinary Shares.

3.6 Listing Rules

3.6.1 The Listing Manual of the SGX-ST specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties, clearing charges, etc.) paid or payable for the shares.

3.6.2 While the Listing Manual of the SGX-ST does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, the Company would not purchase or acquire any Ordinary Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's quarterly, half-yearly and annual results respectively.

3.6.3 The Listing Manual of the SGX-ST now requires a listed company to ensure that at least 10 per cent. of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek Holdings (Private) Limited has an interest (both direct and deemed) in 10,435,695,395 Ordinary Shares representing approximately 62.7 per cent. of the issued Ordinary Shares as at that date. Approximately 37.3 per cent. of the issued Ordinary Shares are held by public shareholders. Assuming the

Company had purchased or acquired Ordinary Shares from the public up to the full 10 per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date, approximately 30.3 per cent. of the issued Ordinary Shares would have been held by public shareholders as at that date.

The Company will ensure that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Ordinary Shares through Market Purchases up to the full 10 per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.6.4 As mentioned in paragraph 2.1 above, the Company has been admitted to the Official List of ASX. The ASX Listing Rules set out certain requirements that may be additional to the requirements of the Listing Manual of the SGX-ST unless the Company has obtained a waiver from that rule. ASX Listing Rule 7.29 has as a condition for an on-market buy-back that there must have been transactions in a company's shares on ASX on at least five days in the three months preceding the buy-back. ASX Listing Rule 7.33 requires an on-market buy-back to only be effected at a price which is not more than five per cent. above the average market price for the buy-back securities calculated over the last five days on which sales were recorded before the day on which the purchase under the buy-back was made. This is similar to Rule 884 of the Listing Manual of the SGX-ST, although ASX excludes certain transactions (special crossings, overnight sales and exercises of exchange traded options) from the definition of "market price" and Rule 884 provides that the average market price is deemed to be adjusted for any corporate action that occurs after the relevant five-day period. Further, ASX Listing Rule 7.36 requires consultation by the Company with ASX (because it is not subject to the Australian Corporations Act 2001) before any buy-back and allows ASX to impose requirements on the buy-back as if it were a company incorporated in Australia.

The Company has consulted with ASX under ASX Listing Rule 7.36 concerning share buy-backs carried out by the Company. ASX has agreed that, until there is a change to the Companies Act, the Listing Manual of the SGX-ST, the Australian Corporations Act 2001 or the ASX Listing Rules in relation to share buy-backs, the Company will comply with the ASX Listing Rules relating to on-market buy-backs (by companies) as if the references to a company making a buy-back under the Australian Corporations Act 2001 included a reference to the Company making a buy-back permitted by the Companies Act and accordingly the Company will give the notices in relation to buy-backs required by ASX Listing Rules 3.8A and 3.9.

3.7 Shareholding limit

3.7.1 The Articles of Association of the Company (the "**Articles**") currently prescribe a limit (the "**Shareholding Limit**") of 15 per cent. of the issued share capital of the Company in which any person or related group of persons (other than a person or persons approved by the Directors) may have an interest. The Articles also empower the Directors to require the sale of Ordinary Shares, if it shall come to their notice that the Shareholding Limit is exceeded.

3.7.2 As the Company's issued ordinary share capital will be diminished by the total nominal amount of Ordinary Shares purchased or acquired by the Company, the interest of a person in Ordinary Shares (such Ordinary Shares not being the subject of a share purchase or acquisition by the Company) immediately following a share purchase or acquisition by the Company will increase correspondingly. The Company wishes to draw the attention of Shareholders and CUFS holders to the following consequences of a purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate, if the renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF ORDINARY SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE ORDINARY SHARES OF ANY PERSON OR RELATED GROUP OF PERSONS TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, A PERSON WHOSE INTEREST IN ORDINARY SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT). THE DIRECTORS ARE EMPOWERED TO SERVE NOTICE ON SUCH PERSON REQUIRING A DISPOSAL OF THE INTEREST IN THE AFFECTED ORDINARY SHARES WITHIN 21 DAYS OF THE GIVING OF SUCH NOTICE OR SUCH LONGER PERIOD AS THE DIRECTORS CONSIDER REASONABLE TO A PERSON QUALIFIED TO HAVE AN INTEREST IN THE AFFECTED ORDINARY SHARES.

3.8 Take-over implications

3.8.1 If, as a result of any purchase or acquisition by the Company of Ordinary Shares, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers ("**Take-over Code**"). If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code.

3.8.2 Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert, namely, (i) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts) and (ii) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of at least 20 per cent. but not more than 50 per cent. of the equity share capital of a company will be regarded as the test of associated company status.

3.8.3 The circumstances under which Shareholders (including Directors), CUFS holders and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Ordinary Shares by the Company are set out in Appendix 2 of the Take-over Code ("**Appendix 2**").

3.8.4 The effect of Appendix 2 is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or if the voting rights of such Directors and their concert parties fall between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

3.8.5 Under Appendix 2, a shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such shareholder in the Company would increase to 30 per cent. or more, or if such shareholder holds between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such shareholder would increase by more than one per cent. in any period of six months. Such shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

3.8.6 Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 5.2 below, the substantial shareholder of the Company would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10 per cent. of its issued Ordinary Shares as at the Latest Practicable Date.

3.8.7 **Shareholders and CUFS holders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any share purchase by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.**

3.9 *No share purchases in the last 12 months*

The Company has not entered into any transactions to acquire Ordinary Shares by way of Market Purchases or Off-Market Purchases pursuant to an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date. The last Market Purchase was made on 27 March 2001 for 1,000,000 Ordinary Shares for a total consideration of S$2,091,717.53.

4. RECOMMENDATIONS

4.1 The Directors are prohibited under the ASX Listing Rules from voting in respect of Resolution 1, being the Ordinary Resolution relating to the proposed approval for participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of ASX, and accordingly have also abstained from making any recommendation in respect of Ordinary Resolution 1.

4.2 The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

5.1 The interests of the Directors in the Ordinary Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

	Number of Ordinary Shares		Number of Ordinary Shares comprised in
Director	**Direct Interest**	**Deemed Interest**	**unexercised options**
Chumpol NaLamlieng	150,000	–	60,000
Lee Hsien Yang	698,660	12,871,519 (1)	6,050,000
Graham John Bradley	92,860	–	–
Paul Chan Kwai Wah	57,460	1,620 (2)	–
Heng Swee Keat	1,390	–	–
Simon Israel	4,643	134,640 (3)	–
Tommy Koh	3,440	610 (2)	–
John Powell Morschel	58,700	–	–
Deepak S Parekh	–	–	–
Jackson Peter Tai	102,150	–	60,000
Nicky Tan Ng Kuang	55,720	–	–

Notes:

(1) Mr Lee Hsien Yang's deemed interest of 12,871,519 Ordinary Shares included 9,964,475 Ordinary Shares held by Dexia Trust Services Singapore Limited, the trustee of a trust established under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, for the benefit of eligible employees of the Group, 1,620 Ordinary Shares held by his spouse, and an aggregate of up to 2,905,424 Ordinary Shares awarded to him pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance criteria being met and other terms and conditions.

(2) Held by spouse.

(3) Held by a company wholly-owned by Mr Simon Israel.

5.2 The interests of the substantial shareholder of the Company in the Ordinary Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholder	Number of Ordinary Shares		Total Percentage Interest
	Direct Interest	Deemed Interest	
Temasek Holdings (Private) Limited	10,413,676,802	22,018,593[1]	62.7

Notes:
(1) Held through associated and/or subsidiary companies

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 9 to 10 of this Circular, will be held at the NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 29 July 2005 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 13th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary Resolutions set out in the Notice of the EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS AND CUFS HOLDERS

7.1 If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend, speak and vote on his behalf, he should complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), by not later than 48 hours before the time appointed for the EGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

7.2 If a CUFS holder wishes to attend, speak and vote at the EGM, or wishes to nominate a proxy to attend, speak and vote at the EGM in his place as proxy for CHESS Depositary Nominees Pty Ltd, he should, where relevant, complete, sign and return the Proxy Form enclosed with this Circular in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, by not later than 48 hours before the time appointed for the EGM.

8. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

9. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 and at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia during normal business hours from the date hereof up to and including the date of the EGM:

(i) the Rules of the SingTel Performance Share Plan;

(ii) the audited consolidated accounts of the Company for the financial year ended 31 March 2005; and

(iii) the 2004 Circular.

Yours faithfully,
for and on behalf of
the Board of Directors of
SINGAPORE TELECOMMUNICATIONS LIMITED

CHUMPOL NALAMLIENG
Chairman

SINGAPORE TELECOMMUNICATIONS LIMITED

(Incorporated in the Republic of Singapore)
Co. Reg. No. 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the NTUC Auditorium, 1 Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 29 July 2005 at 3.30 p.m. (or so soon thereafter following the conclusion or adjournment of the 13th Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, which will be proposed as Ordinary Resolutions:

Resolution 1
Ordinary Resolution: Participation by the Relevant Person in the SingTel Performance Share Plan

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, the participation by the Relevant Person in the Relevant Period specified in paragraph 2.2 of the Circular to Shareholders and CUFS Holders dated 29 June 2005 in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 2
Ordinary Resolution: Renewal of the Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$0.15 each in the capital of the Company ("**Ordinary Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other stock exchange on which the Ordinary Shares may for the time being be listed or quoted ("**Other Exchange**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Prescribed Limit**" means that number of issued Ordinary Shares representing 10 per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution;

"**Maximum Price**" in relation to Ordinary Shares to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares;

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose), of an Ordinary Share for the five consecutive trading days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore
29 June 2005

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Financial Products relating to Ordinary Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney NSW 2000, Australia or GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Ordinary Shares, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 4 May 2005 (the "**Latest Practicable Date**"), the purchase by the Company of 10 per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 1,664,319,186 Ordinary Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,664,319,186 Ordinary Shares at the Maximum Price of S$2.73 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,664,319,186 Ordinary Shares is S$4,543,591,377.78. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,664,319,186 Ordinary Shares at the Maximum Price of S$2.86 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,664,319,186 Ordinary Shares is S$4,759,952,871.96.

   The financial effects of the purchase or acquisition of such Ordinary Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the Company and its subsidiaries and the Company for the financial year ended 31 March 2005 based on these assumptions are set out in paragraph 3.5.5 of the Company's Circular to Shareholders and CUFS Holders dated 29 June 2005.